2026

Notice of Annual Meeting
of Shareholders & Proxy Statement

2025 Annual Report





Personal Banking · Business Banking · Wealth Management
Over 50 locations in Maine, New Hampshire & Vermont

Letter From the President and CEO



CURTIS C. SIMARD
President and
Chief Executive Officer

DEAR BAR HARBOR BANKSHARES SHAREHOLDERS:

I invite you to join me, the Board of Directors of Bar Harbor Bankshares (the "Company"), our Senior Management Team, and your fellow shareholders at our 2026 Annual Meeting of Shareholders (the "Annual Meeting") to be held at 10:00 a.m. EDT on Thursday, May 7, 2026, at the Bar Harbor Club located at 111 West Street in Bar Harbor, Maine. Our Notice of Annual Meeting, Proxy Statement and Proxy Card are enclosed along with the Company's Annual Report on Form 10-K for year ended December 31, 2025.

A BANK THAT CONTINUES TO NAVIGATE CHANGE WHILE BALANCING GROWTH WITH EARNINGS

We have navigated change throughout our 138-year history. In the most recent year, we continued to navigate change as economic and geopolitical winds created yet more change, if not outright uncertainty. We nonetheless expanded our core businesses by effectively directing that which was in our control and managing that which is not. Continued execution of base growth was aided by further expanding our footprint, brand, and profitability with the acquisition of Woodsville Guaranty Savings Bank, a like-minded partner. We welcomed a new region of customers and colleagues with the acquisition and are unlocking further potential there. This continues to prove our ability to acquire established, longstanding franchises, preserve their feel, while improving offerings and efficiency. While we underscore consistency as the hallmark of our bank, regardless of environment, these opportunities help demonstrate that, when properly managed, an acquisitive element of our strategy can accelerate growth and earnings without absorbing unacceptable risk.

Our high-touch services model, particularly in rural markets, multiple earnings levers, and commitment to risk management have enabled us to continue to advance our strategy in 2025. We have assembled the right teams in the right communities all united through a culture that strives to be a positive earnings outlier throughout Northern New England. With recent combinations in our markets, we are seeing some level of talent shift that had been previously unwilling to seek new opportunity due to life's uncertainties. Our reputation and stated interest in growth positions us to continue to selectively attract catalyst recruits. I remain confident that the Company, led by an experienced Board of Directors and a management team with a proven track record, has the right elements to meet varying environments with great confidence and agility.

YOUR ATTENTION IS REQUIRED

Your vote is important and your prompt attention to these materials is greatly appreciated. Regardless of whether you plan to attend the Annual Meeting in person, we hope you will vote as soon as possible. You may vote by telephone or Internet, or by completing, signing, dating, and returning the enclosed Proxy Card or Voting Instruction Card if you requested and received printed proxy materials. Shareholders who attend the Annual Meeting may withdraw their proxy and vote at the Annual Meeting if they wish to do so. You may submit Internet, telephone, and email votes up until 11:59 p.m. EDT on May 6, 2026, for shares held directly and by 11:59 p.m. EDT on May 4, 2026, for shares held in the Company's 401(k) Plan. Please have your proxy card in hand when utilizing these alternate forms of voting.

Finally, I would like to thank Kenneth Smith for his service and commitment as a member of the Board of Directors of the Company for more than 20 years. He will retire after his current board term expires at the Annual Meeting. We value his insights shared and will miss his contributions.

On behalf of your Board of Directors, we thank you for trusting us to oversee your investment in the Company.

Sincerely,

Curtis C. Simard

CURTIS C. SIMARD
President and CEO

About Us

We foster sustainable communities through responsible financial commitments.

As a community bank, we recognize that we and our investors are successful when our customers prosper. We make significant investments in technology, our people, and branches. Our more than 60 branches are staffed by friendly, knowledgeable bankers who are driven by their desire to help their customers achieve their goals.



Maine

- 22 full-service branches in Downeast, Midcoast and Central Maine.
- Primary market areas: Hancock, Knox, Washington, Kennebec and Sagadahoc counties.

New Hampshire

- 29 full-service branches and two stand-alone drive-up windows in New Hampshire.
- Primary market areas: Nashua, Manchester, Concord, Littleton, and Upper Valley, including Lebanon, Hanover, New London and Newport.

Vermont

- 10 full service-branches and one stand-alone drive-up window in Vermont.
- Primary market areas: Central Vermont within the counties of Rutland, Windsor and Orange.

How We Make a Difference



$59M invested in small business loan origination with 375 total loans



406 organizations supported through charitable giving efforts



83% of employees provided funds to support charitable giving efforts



100% employee ethics training, completed annually



$376K in employee contributed charitable giving through the program Casual for a Cause (since inception)



72% of the Bar Harbor Bankshares workforce consists of women



$845K committed to nonprofits & educational organizations



7,873 hours of employee volunteer time at various organizations with 24 hours of paid volunteer time annually

Information provided as of December 31, 2025

To learn more about our Environmental, Social and Governance practices, please visit our dedicated webpage at: www.barharbor.bank/about-us/esg or scan the QR code provided. The information on our website, including the information regarding our Environmental, Social and Governance practices, is not incorporated by reference or otherwise made a part of this proxy statement.



Notice of Annual Meeting of Shareholders




WHEN:
10:00 a.m., EDT,
Thursday, May 7, 2026


WHERE:
Bar Harbor Club
111 West Street
Bar Harbor, Maine


RECORD DATE:
March 2, 2026

ITEMS OF BUSINESS:

This 2026 annual meeting of shareholders or any adjournments or postponements thereof (the "Annual Meeting") of Bar Harbor Bankshares (the "Company") is being held for the following purposes:

PROPOSAL NUMBER		BOARD RECOMMENDATION	PAGE REFERENCE
1	To elect 10 persons named in the proxy statement to serve as directors for a term of one year and until their successors are duly elected and qualified	✓ Vote **FOR ALL**	10
2	To approve, on a non-binding advisory basis, the compensation of our named executive officers	✓ Vote **FOR**	39
3	To ratify the appointment of Crowe LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2026	✓ Vote **FOR**	62

To transact such other business as may properly come before the Annual Meeting. The Board at present knows of no other business to be brought before the Annual Meeting.

PROXY VOTING:

Your vote is important. You may vote your shares:

	Over the Internet at www.proxyvote.com	 By telephone at 1-800-690-6903	 At the Annual Meeting, in person
	By email to bhb@allianceadvisors.com with your full name and shares owned (for non-institutional investors only)		By mailing your completed proxy card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717

We urge you to promptly vote your shares. Submitting a proxy card will not prevent you from participating in the Annual Meeting and voting in person.

ANNUAL MEETING ADMISSION:

For security reasons, a picture ID will be required if you attend the Annual Meeting in person. If your shares are not registered in your name, appropriate documentation from the shareholder of record is required to vote at the Annual Meeting. Examples include a broker's statement, letter or other document that confirms your beneficial ownership of the shares. If shares are held by your broker, bank or another party as a nominee or agent, you should follow the instructions provided by that party. We may refuse admission to anyone who is not a Company shareholder or does not comply with these requirements.

A list of shareholders entitled to vote at the Annual Meeting will be available for inspection by any shareholder of the Company on or before March 18, 2026 and will remain available for inspection throughout the Annual Meeting.

By Order of the Board of Directors

Kirstie A. Carter

Kirstie A. Carter, Corporate Clerk
March 19, 2026

> **The deadline for transmitting Internet, telephone, and email voting is 11:59 p.m. EDT on May 6, 2026 for shares held directly and by 11:59 p.m. EDT on May 4, 2026 for shares held in the Company's 401(k) Plan. Please have your proxy card in hand when utilizing these alternate forms of voting.**

The Notice of Annual Meeting, proxy statement and proxy card will be mailed to our shareholders on or about March 19, 2026.

Table of Contents

Proxy Statement Voting Roadmap

This proxy statement voting roadmap highlights certain information contained elsewhere in this proxy statement for the 2026 annual meeting of shareholders or any adjournments or postponements thereof (the "Annual Meeting") of Bar Harbor Bankshares ("BHB," the "Company," "we," "our" or similar terms). This voting roadmap does not contain all of the information you should consider. You should read the entire proxy statement carefully before voting.

| PROPOSAL | **1** | PAGE 10 | OUR BOARD RECOMMENDS A VOTE | FOR EACH |  |

ELECTION OF DIRECTORS

To elect 10 persons to serve as directors for a term of one year

NAME	PRINCIPAL OCCUPATION	AGE	DIRECTOR SINCE	INDEPENDENT	COMMITTEE MEMBERSHIP
Daina H. Belair	Retired Attorney	70	2015	✓	(Chair) Governance Audit • Executive • Bar Harbor Wealth Management
Matthew L. Caras	Attorney	69	2014	✓	(Chair) Board of Directors • Executive • Governance • Bar Harbor Wealth Management
David M. Colter	President & CEO GAC Chemical Corporation	58	2016	✓	(Chair) Audit • Executive • Board Risk
Lauri E. Fernald	Certified Funeral Service Practitioner	63	2005	✓	(Chair) Compensation and Human Resources • Governance • Executive
James E. Graham	Former President & CEO Woodsville Guaranty Savings Bank	66	2025	Former President & CEO of WGSB	Board Risk • Bar Harbor Wealth Management
Heather D. Jones	Accounting and Organizational Support	55	2024	✓	Audit • Board Risk • Compensation and Human Resources
Debra B. Miller	Retired External Relations	68	2022	✓	Board Risk • Governance
Brian D. Shaw	Real Estate Contracting	57	2023	✓	Audit • Compensation and Human Resources
Curtis C. Simard	President & CEO Bar Harbor Bank & Trust Bar Harbor Bankshares	55	2013	President & CEO	Executive • Board Risk • Bar Harbor Wealth Management
Scott G. Toothaker	Practicing CPA	63	2003	✓	(Chair) Bar Harbor Wealth Management • Executive • Compensation and Human Resources



INDEPENDENCE	TENURE	AGE	RACIAL/ETHNIC AND GENDER DIVERSITY
80%	**9.3yrs avg.**	**62.2yrs avg.**	**40%**

PROPOSAL 2 PAGE 33 **OUR BOARD RECOMMENDS A VOTE** **FOR** ✓

APPROVAL, ON A NON-BINDING ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

To approve, on a non-binding advisory basis, of the compensation of our named executive officers.

PROPOSAL 3 PAGE 56 **OUR BOARD RECOMMENDS A VOTE** **FOR** ✓

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To ratify the selection of Crowe LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026.

VOTING PROCEDURES AND METHOD OF COUNTING VOTES

RECORD DATE



MARCH 2 2026

You are entitled to notice of and to vote at the Annual Meeting if you held of record shares of our common stock at the close of business on **March 2, 2026**. On that date,16,742,104 shares of common stock were issued and outstanding for purposes of the Annual Meeting.

VOTING METHODS



Over the Internet at www.proxyvote.com



By telephone at 1-800-690-6903



By email to bhb@allianceadvisors.com with your full name and shares owned (for non-institutional investors only)



At the Annual Meeting, in person



By mailing your completed proxy card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717

VOTING RIGHTS

Each share of common stock is entitled to cast one vote for each matter to be voted on at the Annual Meeting. Cumulative voting is not permitted

VOTING BY PROXY

If a proxy card is properly executed, returned to BHB and not revoked, the shares represented by the proxy card will be voted in accordance with the instructions set forth on the proxy card. If you are a shareholder of record and you return a signed and dated proxy card without marking any voting selections, the shares represented will be voted

I. "For" each of the director nominees named in this proxy statement (the "Director Nominees"),

II. "For" approval, on a non-binding advisory basis, of the compensation of our named executive officers (the "NEOs" or the "Named Executive Officers"),

III. "For" the ratification of Crowe LLP ("Crowe") as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026,

For participants in Bar Harbor Bankshares's 401(k) Plan (the "Plan"), the Plan trustee shall vote the shares for which it has not received voting direction from the Plan participants utilizing the same voting percentages derived from the Plan participants who did direct how their shares are to be voted.

If your shares are held by your broker, bank, or other agent as your nominee, you will need to obtain a proxy card from the organization that holds your shares and follow the instructions on that form regarding how to instruct your broker, bank, or other agent to vote your shares. Brokers, banks, or other agents that have not received voting instructions from their clients cannot vote on their clients' behalf with respect to proposals that are not "routine" but may vote their clients' shares on "routine" proposals. A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power with respect to that proposal and has not received voting instructions from the beneficial owner ("broker non-vote"). Proposals 1 and 2 are each considered a non-routine matter, and Proposal 3 is considered a routine matter. Therefore, your broker only has discretionary authority to vote your shares with respect to Proposal 3. In the absence of specific instructions from you, your broker does not have discretionary authority to vote your shares with respect to Proposals 1 and 2. Although broker non-votes are counted as shares that are present at the Annual Meeting and entitled to be cast for purposes of determining the presence of a quorum, they will not be counted as votes cast and will not have any effect on voting for a non-routine proposal presented at the Annual Meeting.

The Board at present knows of no other business to be brought before the Annual Meeting. However, persons named in the proxy, or their substitutes, will have discretionary authority to vote on any other business which may properly come before the Annual Meeting and will vote the proxies in accordance with the recommendations of the Board.

The Bar Harbor Club, 111 West Street, Bar Harbor, ME 04609

VOTING REQUIREMENTS SUMMARY TABLE

The following table sets forth, among other things, the vote required for approval of each of the proposals to be presented at the Annual Meeting:

Proposal	Voting Options	Vote Required for Approval	Impact of Withhold or Abstentions (as applicable)	Broker Discretionary Voting Allowed?	Effect of Broker Non-Votes
Election of Director Nominees	**FOR** **WITHHOLD**	Director Nominees receiving the highest number of FOR votes are elected. If Director Nominees are unopposed, election requires only a single vote FOR.	Withheld votes have no effect; not treated as a vote cast, except for quorum purposes	No	No effect
Say-on-Pay	**FOR** **AGAINST** **ABSTAIN**	More FOR votes than AGAINST votes	Abstentions have no effect; not treated as a vote cast, except for quorum purposes	No	No effect
Ratification of Independent Registered Public Accounting Firm	**FOR** **AGAINST** **ABSTAIN**	More FOR votes than AGAINST votes	Abstentions have no effect; not treated as a vote cast, except for quorum purposes	Yes	As this proposal is considered routine under the NYSE American LLC ("NYSE American") rules, there will be no broker non-votes on this proposal

PROXY REVOCATION

You may revoke your proxy at any time before it is voted at the Annual Meeting by delivering written notice of revocation to the Secretary of BHB, by delivering a subsequent dated proxy, by voting by telephone or online through the Internet on a later date, or by attending the Annual Meeting and voting in person.

Corporate Governance

BOARD COMMITTEES

We are committed to objective, independent leadership for our Board and each of its committees. Our Board believes active, objective and independent oversight of management is central to:

- effective Board governance

- serving the best interests of our Company and our shareholders

- executing our strategic objectives

- creating long-term shareholder value

Our Board has adopted rigorous governance practices and procedures focused on our corporate growth. In addition, to maintain and enhance its independent oversight, our Board has implemented measures to further enrich Board composition, leadership and effectiveness. These measures align our corporate governance structure with achieving our strategic objectives and enable our Board to effectively communicate and oversee our culture of compliance and in-depth risk management. Our Board frequently discusses business and other matters with our senior management team, as well as principal advisors including our legal counsel, auditors, consultants and financial advisors.

BOARD LEADERSHIP STRUCTURE

The position of Chair of the Board is currently held by Matthew L. Caras. Curtis Simard serves as President and Chief Executive Officer ("CEO"). This leadership structure allows Mr. Simard to focus on our operations and business strategy, while Mr. Caras provides independent leadership for the Board. In addition to management oversight, Mr. Caras sets the agenda for Board meetings, allowing other directors to raise issues and concerns for Board consideration.



MATTHEW L. CARAS

Chair of the Board

Role of the Chair of the Board

The Chair of the Board presides over the meetings of the Board and performs duties as may be assigned, including:

- Presiding at all meetings of the Board, including all executive sessions of the independent directors

- Serving as principal liaison between the President and CEO and the independent directors

- Approving agendas for Board meetings

- Approving information to be presented to the Board

- Approving the schedule of meetings of the Board to ensure there is sufficient time for discussion of agenda items

- Calling meetings of the entire Board or the independent directors as needed

- Participating in consultations and direct communications with major shareholders and their representatives as appropriate

The Board leadership structure is guided by the Nominating and Corporate Governance Committee of the Board (the "Governance Committee"), which recommends a slate of director nominees and continuing directors consistent with the criteria approved by the Board to the full Board for election at each annual meeting of shareholders. Consistent with the Company's Corporate Governance Guidelines, the Governance Committee is keenly focused on the knowledge, skills, and experience of the Board's members, as well as the Board's leadership structure and composition. The Board has concluded that our current leadership structure is appropriate at this time but will continue to periodically review its leadership structure and may make such changes in the future as it deems appropriate.

All of the Director Nominees are considered "independent directors" under the corporate governance standards set forth in the NYSE American Company Guide or the NYSE American Rules, except for Mr. Simard, our President and CEO, and James E. Graham, Former President & CEO of Woodsville Guaranty Savings Bank. The Chair of the Board is considered an "independent director." Mr. Simard and Mr. Graham do not serve as chairs of any Board committee, nor is either a member of the Board's Audit, Compensation and Human Resources, or Governance Committees. Our Governance Committee nominates an independent director to serve in the Chair of the Board role, for election by the entire Board. The independent directors meet regularly, as they deem appropriate, in executive session immediately after Board meetings to help ensure Board independence and oversight of organizational activities.

The Audit Committee meets periodically and receives reports from our independent registered public accounting firm, our independent loan review consultants, and the internal audit team. Our internal auditor conducts a risk assessment audit review and provides audit findings periodically to the Audit Committee.

RISK OVERSIGHT

Board



We are committed to objective, independent leadership for our Board and each of its committees.
Our Board believes active, objective and independent oversight of management is central to:

- Effective Board governance
- Serving the best interests of our Company and our shareholders
- Executing our strategic objectives
- Creating long-term shareholder value

Executive Committee	**Audit Committee**	**Compensation and Human Resources Committee**
- Exercises all the powers of the Board relating to the ordinary operations of business when the Board is not in session, subject to any specific vote of the Board and applicable law	- Accounting, auditing and financial controls and disclosure - Oversees the internal audit function	- Oversees establishment, maintenance, and administration of all compensation programs and employee benefit plans - Human capital management

Governance Committee	**Board Risk Committee**
- Oversees the Board's governance processes - Oversees Director recruitment efforts	- Oversees risk governance structure, including the risk appetite document - Reviews enterprise risk, as well as other risks as necessary to fulfill oversight duties and responsibilities

Full committee descriptions can be found under the Corporate Governance Section of this document



CODE OF CONDUCT AND BUSINESS ETHICS

Our Code of Conduct and Business Ethics ("Code of Conduct") applies to all our directors, executive officers, employees, contractors and consultants, and articulates our philosophy regarding ethical conduct in the workplace. The Code of Conduct establishes standards for behavior, including standards specific to compliance with laws and regulations, actual or potential conflicts of interest, fairness, insider trading, use of our customers' information, and public and financial disclosure.

Our Code of Conduct also provides clear guidance on reporting concerns or offenses. Also, we have adopted a Code of Ethics for Senior Financial Officers that supplements the more general Code of Conduct and conforms to the requirements of the Sarbanes-Oxley Act of 2002 and NYSE American listing standards.

The Company intends to disclose any amendments to, or waivers from, the Code of Conduct or the Code of Ethics for Senior Financial Officers that are required to be disclosed pursuant to Item 5.05 of Form 8-K on our website at *www.barharbor.bank/about-us/shareholder-relations/governance.* Information contained on our website is not incorporated by reference into this proxy statement.

SECURITIES AND INSIDER TRADING POLICY

We maintain a Securities and Insider Trading Policy that applies to all our directors, executive officers, employees, contractors and consultants. The policy is designed to prevent insider trading, or even the appearance of insider trading, and to protect our reputation, integrity and ethical conduct. A copy of this policy is available on our website at *www.barharbor.bank/about-us/shareholder-relations/governance*. Information contained on our website is not incorporated by reference into this proxy statement. Additionally, a copy of the Securities and Insider Trading Policy was filed as Exhibit 19.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on March 13, 2026.

PROHIBITION ON HEDGING

Our Securities and Insider Trading Policy prohibits directors, executive officers, employees, contractors and consultants from engaging in any hedging activity involving our securities.

CLAWBACK POLICY

Pursuant to the rules of the NYSE American and the U.S. Securities and Exchange Commission (the "SEC"), BHB maintains the Incentive Based Compensation Recovery Policy (the "Clawback Policy") which provides that, subject to certain exemptions provided by the rules of the NYSE American and the SEC, in the event that the Company is required to prepare an accounting restatement, it will recover incentive based-compensation received by any current or former executive officer that was based upon the attainment of a financial reporting measure that was erroneously awarded during the three-year period preceding the date that the restatement was required.

BOARD INDEPENDENCE

Under NYSE American corporate governance standards, a majority of the Board must be "independent directors" as defined in Section 803A of the NYSE American Rules. According to Section 803A, "independent director" means a person other than an executive officer or employee of our Company. In addition, for a director to qualify as "independent," the Board must affirmatively determine that the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that all the director-nominees listed in this proxy statement meet the applicable independence standards except for Curtis Simard, our President and CEO, and James Graham, former President & CEO of Woodsville Guaranty Savings Bank. Mr. Simard and Mr. Graham are not members of the Audit, Compensation and Human Resources, or Governance Committees.

To determine the independence of the directors, the Board considered certain transactions, relationships, or arrangements between those directors, their immediate family members, or their affiliated entities, on the one hand, and the Company, on the other hand. Certain directors, their respective immediate family members, and/or affiliated entities have deposit or credit relationships with, or received investment or wealth management services from, the Bank or one of its subsidiaries in the ordinary course of business. The Board determined that all of these transactions, relationships, or arrangements were made in the ordinary course of business, were made on terms comparable to those that could be obtained in arms' length dealings with an unrelated third party, were not criticized or classified, non-accrual, past due, restructured or a potential problem, complied with applicable banking laws, and did not otherwise impair any director's independence.

BAR HARBOR WEALTH MANAGEMENT COMMITTEE

Our Company, indirectly through BHBT, has an additional wholly-owned subsidiary— Bar Harbor Wealth Management ("BHWM"). BHWM has a separate committee. The committee membership is composed of: Scott Toothaker, Matthew L. Caras, Daina Belair, Kenneth E. Smith, James E. Graham and Curtis Simard. These directors oversee BHWM, which offers trust and wealth management services to clients. Mr. Toothaker serves as the Chair of the committee.

CEO AND SENIOR MANAGEMENT SUCCESSION PLANNING

Our Board oversees CEO and senior executive management succession planning which is formally reviewed at least annually. Our CEO and our Human Resources Officer provide our Board with recommendations and evaluations of potential CEO successors and review their development progress. Our Board reviews potential internal senior executive management candidates with our President and CEO and our Human Resources Officer, including the qualifications, experience, and development priorities for these individuals. Directors engage with potential candidates at Board and committee meetings and in less formal settings to allow directors to personally assess their qualifications.

Further, our Board periodically reviews the overall composition of our senior management's qualifications, tenure, and experience. Our Board also establishes steps to address emergency succession planning in extraordinary circumstances. Our emergency succession planning is intended to enable us to respond to unexpected position vacancies, including those resulting from a major catastrophe, by continuing our safe and sound operation and minimizing potential disruption or loss of continuity to our organization's business and operations.

BOARD MEETINGS, COMMITTEE MEMBERSHIP, AND ATTENDANCE

In 2025, our Board held 10 regular meetings, one strategic planning meeting, for measurement against strategic objectives meetings, and one annual meeting. Directors are expected to attend our annual meetings of shareholders, our Board meetings and the committee meetings of committees of which they are members. Each of our directors attended at least 98.0% of the total number of meetings of our Board and each of the committees on which they served during 2025. In addition, all the directors serving on our Board at the time of our 2025 Annual Meeting of shareholders attended the meeting.

SHAREHOLDER ENGAGEMENT

Our Board and management regularly engage with our shareholders to solicit their views and input on Company performance, corporate governance, and other topics of interest to shareholders. These meetings may include participation by our Chair of the Board, President and CEO, Chief Financial Officer, or other senior management members, and they generally focus on our performance, strategy, and business development. The combination of information received in investor meetings and shareholder engagement meetings regularly provides the Board and management with insights into the comprehensive scope of topics important to our shareholders.

ADDITIONAL CORPORATE GOVERNANCE INFORMATION

More information about our corporate governance can be found on our website at *www.barharbor.bank*. Information contained on our website is not incorporated by reference into this proxy statement. Shareholders may also obtain copies of this proxy statement, free of charge, as well as our other corporate filings at our website.

Proposal 1:
Election of Directors

DIRECTORS AND NOMINEES



DAINA H. BELAIR	AGE: 70
Director	
Director since:	2015
Committees:	Audit
	Executive
	Bar Harbor Wealth Management
Chair	Governance



MATTHEW L. CARAS, JD	AGE: 69
Director	
Director since:	2014
Committees:	Executive
	Governance
	Bar Harbor Wealth Management
Chair	Board of Directors & Executive



DAVID M. COLTER	AGE: 58
Director	
Director since:	2016
Committees:	Executive
	Board Risk
Chair	Audit



LAURI E. FERNALD	AGE: 63
Director	
Director since:	2005
Committees:	Governance
	Executive
Chair	Compensation & Human Resources



HEATHER D. JONES	AGE: 55
Director	
Director since:	2024
Committees:	Audit
	Board Risk
	Compensation & Human Resources



DEBRA B. MILLER	AGE: 68
Director	
Director since:	2022
Committees:	Board Risk
	Governance



BRIAN D. SHAW	AGE: 57
Director	
Director since:	2023
Committees:	Audit
	Compensation & Human Resources



CURTIS C. SIMARD	AGE: 55
President and CEO	
Director since:	2013
Committees:	Executive
	Bar Harbor Wealth Management
	Board Risk



JAMES E. GRAHAM	AGE: 66
Director	
Director since:	2025
Committees:	Board Risk
	Bar Harbor Wealth Management



SCOTT G. TOOTHAKER	AGE: 63
Director	
Director since:	2003
Committees:	Compensation & Human Resources
	Executive
Chair	Bar Harbor Wealth

PROPOSAL	**1**	PAGE #10		**OUR BOARD RECOMMENDS A VOTE "FOR" EACH OF THE FOLLOWING DIRECTOR NOMINEES.**

ELECTION OF DIRECTORS



DIRECTOR NOMINEES

Key

        

Executive Leadership	Financial Services Industry	Financial Reporting/ Audit/ Capital Planning	Risk Management	Financial Services Compliance/ Legal/ Regulatory	Technology/ Information Security/ Cybersecurity	Mergers & Acquisitions	Human Capital Management	Public Company Experience



Daina H. Belair

Age: 70 | Director Since: 2015 | Independent

       

Ms. Belair is a retired attorney and a retired member of the New York and District of Columbia Bar Associations. In 2008, she relocated to Maine where she owned and operated the Inn at Sunrise Point until mid-2021. During her more than 25 years as a practicing attorney, she specialized in banking and financial services. From 2002 to 2006, she served as General Counsel and Managing Director of U.S. Trust Corporation and its subsidiary banks, U.S. Trust Company of New York and U.S. Trust Company, N.A. Prior to that, she was employed by Citibank, N.A. for 15 years, as a Vice President and Managing Director, and held various senior division general counsel and compliance officer positions for Citibank's international corporate and institutional business as well as general counsel for the Citibank Private Bank. Earlier in her career she practiced law in Washington, D.C. At this time, she primarily resides in South Carolina but maintains family and business ties to Maine and New Hampshire.

Professional and Leadership Highlights:

- Significant banking, wealth management and regulatory experience
- Served as a Director of various private not-for-profit organizations, including Home Counselors Inc. in Maine and Women in Housing and Finance in Washington DC
- Served as Director and Treasurer of the Penobscot Bay Chamber of Commerce and as President of the Lincolnville Business Group
- Served on the Town of Lincolnville Budget Committee

Committee Memberships:

- Audit Committee
- Executive Committee
- Bar Harbor Wealth Management Committee
- Governance Committee (Chair)

Reason for Nomination

Ms. Belair's legal background in the financial services industry and hospitality experience provides valuable guidance to the Board.



Matthew L. Caras, JD

Age: 69 | Director Since: 2014 | Independent

    

An attorney and member of the Maine Bar, Mr. Caras practiced commercial law and provided mergers and acquisitions advisory services for 40 years in a broad range of industries regionally and nationally. Mr. Caras also served as a mediator and neutral negotiation facilitator. Mr. Caras, formerly of Cape Elizabeth, Maine, now resides in Arrowsic, Maine.

Professional and Leadership Highlights:

- Founder and former Managing Director and principal of Leaders, LLC, a mergers and acquisitions firm representing public, private and family-owned businesses
- Former partner, department chair, and member of the executive committee of Verrill, a full-service law firm with over 150 attorneys and offices in Portland, Maine; Boston, Massachusetts; and Westport, Connecticut
- Serves on the Arrowsic, Maine Zoning Board of Appeals
- A.B., cum laude, Bowdoin College; J.D., with honors, University of Connecticut School of Law

Committee Memberships:

- Executive Committee (Chair)
- Bar Harbor Wealth Management Committee
- Governance Committee
- Board of Directors (Chair)

Reason for Nomination

Mr. Caras' legal expertise in commercial transactions, as well as his business knowledge of the many industries with which we conduct business is invaluable to the Board with our growing customer service area throughout Northern New England.



David M. Colter

Age: 58 | Director Since: 2016 | Independent

        

Mr. Colter currently serves as President and Chief Executive Officer of GAC Chemical Corporation ("GAC") in Searsport, Maine. GAC manufactures and distributes industrial, specialty, and fine inorganic and organic chemicals. Prior to joining GAC and moving to Maine, he worked for Ernst & Young in Ohio in their Financial Institutions Group. Mr. Colter resides in Hampden, Maine.

Professional and Leadership Highlights:

- Audit Committee member of the University of Maine Pulp and Paper Foundation
- Board member, Maine International Trade Center
- Holds Certified Public Accountant and Chartered Global Management Accountant designations
- Former member of the Board, Executive Committee and Treasurer for the Ronald McDonald House, NW Ohio
- Former District Chairman, Waldo District, Boy Scouts of America

Committee Memberships:

- Board Risk Committee
- Executive Committee
- Audit Committee (Chair)

Reason for Nomination

Mr. Colter's experience as the principal executive officer of a manufacturing company, as well as his educational and professional credentials, bring essential qualifications and skills to the Board.





Lauri E. Fernald

Age: 63 | Director Since: 2005 | Independent

   

Ms. Fernald is the owner of Jordan Fernald Funeral Home headquartered in Mount Desert, Maine, and she is a Certified Funeral Service Practitioner. Ms. Fernald resides in Mount Desert, Maine.

Professional and Leadership Highlights:

- Serves on the finance committee of Hospice Volunteers of Hancock County
- Senior Warden and Altar Guild Member, Parish of St. Mary and St. Jude Episcopal Church of Northeast Harbor and Seal Harbor
- Member for the Maine Coast Memorial Hospital Foundation Council
- Current member of numerous foundations and associations including the Woodbine Cemetery Association of Ellsworth, and the Treasurer and Sexant Brookside Cemetery Corp. of Mount Desert

Committee Memberships:

- Governance Committee
- Executive Committee
- Compensation and Human Resources Committee (Chair)

Reason for Nomination

Ms. Fernald's commercial and community service experience brings a depth of knowledge and perspective to the Board and the markets we serve.



James E. Graham

Age:66 | Director Since:2025

   

Professional and Leadership Highlights:

- Served as President & Chief Executive Officer of Guaranty Bancorp, Inc and Woodsville Guaranty Savings Bank from 1995 to 2025. Joined the Board of Directors of Woodsville Guaranty Savings Bank in September 1996 and the Board of Directors of Guaranty Bancorp, Inc in 1998. Mr. Graham was employed with Woodsville Guaranty Savings Bank from 1979 through July 2025 at which time he joined the BHB Board with the sale of Guaranty Bancorp, Inc. to BHB

Committee Memberships:

- Board Risk Committee
- Bar Harbor Wealth Management Committee

Reason for Nomination

Mr. Graham's extensive banking background, including all facets of risk and planning, and his knowledge of the newly acquired geographic markets.



Heather D. Jones

Age: 55 | Director Since: 2024 | Independent

   

Ms. Jones began her professional career in New York City in Human Resources, first at Lehman Brothers and then at Philips Electronics NAC. After moving to Maine in 1997, Ms. Jones worked at the Bar Harbor Chamber of Commerce and later in real estate on and around Mount Desert Island. As an owner of the firm, she led and oversaw all operations of the business for more than a decade, including developing a dedicated Property Management Division. Today, Ms. Jones is the Owner of Jones Business Services, LLC providing accounting and organizational support to area small businesses. Ms. Jones resides in Mount Desert, Maine.

Professional and Leadership Highlights:

- Serving on the Town of Mt. Desert's Comprehensive Plan Committee
- Served as the Chair of the MDIRSS AOS 91 School Board
- Served on the Stroud Fund which was established in 1990 to support community needs and projects
- Served as Chair of the Mount Desert Nursery School Board
- Served as Chair of the Mount Desert Planning Board

Committee Memberships:

- Audit Committee
- Board Risk Committee
- Compensation & Human Resources Committee

Reason for Nomination

Ms. Jones' leadership and management roles have given her experience in evaluating business plans of varying types of organizations that uniquely provide direct perspective to the economies of many of the Company's markets. Furthermore, her experience in developing human capital at all levels offers valuable insight to the Board.



Debra B. Miller

Age: 68 | Director Since: 2022 | Independent

     

Ms. Miller served as the Vice President of External Relations at the NH Community Loan Fund from 2013 until her retirement in June of 2023. She oversaw the organization's philanthropy, marketing and communications as well as their public policy efforts. She previously also served as Senior Vice President and Director of Corporate Affairs in New England for Citizens Bank where she was responsible for overseeing public and community relations, media relations, internal communications, special events, charitable contributions, marketing sponsorships and government affairs for the New England region. In addition, she was responsible for the bank's Community Reinvestment Act programs throughout its then 13-state footprint. Ms. Miller resides in Londonderry, New Hampshire.

Professional and Leadership Highlights:

- Received a BS in Urban Affairs and Economics from Winston-Salem University

- Previously served as the Chair of the Board of Trustees for Winston-Salem State University and the past chair of Whittier Street Health Center in Roxbury, MA

- Previously appointed by New Hampshire Governor Jeanne Shaheen to serve as a trustee for the University System of New Hampshire where she chaired the External Affairs Committee

- Among other awards, recognized as one of New Hampshire's Remarkable Women by New Hampshire Magazine, received the Susan B. Anthony Award from the Manchester YWCA, and received the Leading Women Award from the Girl Scouts Patriots' Trail Council

Committee Memberships:

- Board Risk Committee
- Governance Committee

Reason for Nomination

Ms. Miller's significant experience in banking and compliance combined with her community service experience provides a valuable combination of proven skills and insights to the Board.



Brian D. Shaw

Age: 57 | Director Since: 2023 | Independent

   

Mr. Shaw owns a real estate contracting and development business, with activities ranging from projects for specified clients to developing a portfolio of his own accord. Both segments range from single-family residences to medium-scale hospitality properties to multi-family properties of varying sizes. His services include original engineering to final finish carpentry. Mr. Shaw resides in Bar Harbor, Maine.

Professional and Leadership Highlights:

- Graduate of Eastern Maine Technical College with degrees in construction design and architecture

- Experience in navigating various economic and real estate cycles

- Current member of the Board of the Hattie A. and Fred C. Lynam Trust, which was established in 1942 for the support of charitable organizations and educational scholarships throughout Mount Desert Island

Committee Memberships:

- Audit Committee
- Compensation & Human Resources Committee

Reason for Nomination

Mr. Shaw's executive leadership and commercial service experience brings a depth of knowledge and perspective to the Board and the markets we serve.





Curtis C. Simard

Age: 55 | Director Since: 2013

        

Mr. Simard has served as our President and Chief Executive Officer since 2013. Prior to joining the Bank, he served as Senior Vice President and Managing Director of Corporate Banking for TD Bank from 2002 to 2013. He was also affiliated with First New Hampshire Bank and its successor, Citizens Bank, from 1992 to 2002 working on various business initiatives. Mr. Simard resides in Mount Desert, Maine.

Professional and Leadership Highlights:

- Serves as a member on the Executive Committee of Maine Bankers Association

- Serves as a member of the Board of Directors of Friends of Acadia and the Ellsworth Business Development Corporation

- Serves as a member of the Board of Directors, Executive Committee and Public Policy Subcommittee at the Business and Industry Association of N.H.

- Past Chair of Maine Bankers Association

- Previous Board member of Northern Light Maine Coast Memorial Hospital, Seal Cove Auto Museum and the Abbe Museum, a Smithsonian affiliate representing Native American Culture

Committee Memberships:

- Executive Committee

- Bar Harbor Wealth Management Committee

- Board Risk Committee

Reason for Nomination

Mr. Simard's position as our President and CEO, his extensive track record of success in banking throughout the Northeastern United States, particularly New England, and his leadership of our company provides him with considerable insight into our opportunities, challenges, and operations.



Scott G. Toothaker

Age: 63 | Director Since: 2003 | Independent

     

Mr. Toothaker serves as the Office Managing Director of CBIZ, LLC, an international accounting and advisory firm with locations throughout the United States. Mr. Toothaker resides in Hollis, New Hampshire.

Professional and Leadership Highlights:

- Holds an MBA from the University of Maine and a BS and MTax from Bentley College

- Experience in navigating financial management and transition across many industries and through various economic cycles

Committee Memberships:

- Executive Committee

- Compensation & Human Resources Committee

- Bar Harbor Wealth Management Committee (Chair)

Reason for Nomination

As a practicing CPA, Mr. Toothaker has experience across business and personal financial management that is well suited in his role as a director.

BOARD SKILLS AND DEMOGRAPHICS—BAR HARBOR BANKSHARES

SKILLS AND EXPERIENCE	BELAIR	CARAS	COLTER	FERNALD	JONES	MILLER	SHAW	SIMARD	GRAHAM	TOOTHAKER
Executive Leadership Enables an understanding of the numerous challenges, opportunities and risk associated with managing a publicly traded organization	✓	✓	✓	✓			✓	✓	✓	
Financial Services Industry Experience with capital markets or financial market products and services and an understanding of payment platforms, models, systems and technology.	✓		✓			✓		✓	✓	
Financial Reporting/ Audit/ Capital Planning Prior experience working in finance, accounting, and/or audit, internally or externally, or otherwise qualifying as an Audit Committee Financial Expert.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Risk Management Significant experience with enterprise risk management principles and concepts as well as experience managing risk at a complex organization. Risk and risk management plays a significant role in our industry.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial Services Compliance/ Legal/ Regulatory Experience with capital markets or financial market products and services and an understanding of payment platforms, models, systems and technology. Significant experience as a lawyer at a firm. Experience with regulators and regulatory issues. Banking and financial services are highly regulated in nature.	✓		✓		✓	✓		✓	✓	
Technology/ Information Security/ Cybersecurity Knowledge in cybersecurity and information technology systems and developments, either through academia or industry experience.		✓						✓	✓	✓
Mergers & Acquisitions Experience leading complex mergers, acquisitions and direct involvement in integration of people, systems, data, and operations.	✓	✓	✓					✓	✓	✓
Human Capital Management Experience developing a strong corporate culture and focusing on colleague engagement. Experience in human capital management.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Public Company Experience CEO or other senior executive (direct reports to CEO) of a publicly traded company.	✓		✓			✓		✓	✓	
BOARD INDEPENDENCE AND TENURE										
Independent (8)	✓	✓	✓	✓	✓	✓	✓			✓
Board Tenure (years)	10	11	9	20	2	4	3	12	0	22

IDENTIFYING AND EVALUATING DIRECTOR CANDIDATES BOARD COMPOSITION

Our Board oversees the business and affairs of our organization. Our Board provides active and independent oversight of management. To carry out Board responsibilities, we seek candidates with:

- Strong business judgment

- High personal integrity

- Demonstrated achievement in public or private companies

- Proven leadership and management ability

- Understanding of our markets

- Dedicated—able to devote the necessary time to oversight

- Free of potential conflicts of interests

- Collegial manner

As noted, the Governance Committee identifies nominees to serve as directors primarily by accepting and considering the suggestions and nominee recommendations made by directors, management and shareholders. To date, the Governance Committee has not engaged any third parties to assist in identifying candidates for the Board. The Governance Committee considers a potential candidate's background, business and professional experience, demonstrated business acumen (including any requisite financial expertise or other special qualifications), ethical character, current employment, the ability to exercise sound business judgment, and a commitment to understanding our company, our business and the industry in which we operate.

Our Board seeks directors whose complementary knowledge, experience, and skills provide a broad range of perspectives and leadership expertise in financial services and other highly complex and regulated industries, strategic planning and business development, business operations, marketing and distribution, technology/cybersecurity, risk management and financial controls, human capital management, corporate governance, public policy, and other areas important to our business strategy and oversight. In addition, the Governance Committee considers a candidate's experience at a regulated financial institution and whether a candidate has sufficient time to devote to the responsibilities of being a director, their community service or other board service. Candidates are subject to a background check and must be clear of any judgments or sanctions. The Governance Committee generally considers a candidate's qualifications with respect to these broad criteria and assesses whether the candidate can make decisions on behalf of or while representing us in a manner consistent with our stated business goals and objectives.

The Governance Committee and our Board also consider directors' age and tenure, and Board continuity as they strive to achieve a balance between the perspectives of new directors and those of longer-serving directors with industry and institutional insights. Although we do not maintain a formal diversity policy, our Board views diversity as a priority and seeks representation across a range of attributes, including gender, race, ethnicity, and professional experience

The Governance Committee will also consider the candidate's "independent" status in accordance with applicable regulations and listing standards. The Governance Committee will consider nominees recommended by shareholders. Any shareholder wishing to nominate a candidate for director must follow the procedures for submission of proposals defined in the section of this proxy statement entitled "Nominations by Shareholders and Other Shareholder Proposals."

DIRECTOR TENURE

Each elected director serves until the next succeeding annual meeting of shareholders and until his or her successor is elected and qualified or until his or her earlier resignation or removal from office. The Board has not established limits on the number of terms that may be served by a director. However, our bylaws ("Bylaws") provide that directors will not be nominated for election or re-election after their 72nd birthday except that the full Board may nominate candidates over 72 years of age for election or re-election for a single annual term for special circumstances as determined by the Board for the benefit of the shareholders. We believe the Company's best interests are served when the Board is represented by individuals who have developed, over time, valuable insight into our operations, businesses, as well as a profound understanding of our core values and goals toward community growth and prosperity.

BOARD COMMITTEES

Our Board has five standing committees—the Executive Committee, the Audit Committee, the Compensation and Human Resources Committee, the Governance Committee, and the Board Risk Committee. Charters describing the responsibilities of the Audit, Compensation and Human Resources, and Governance Committees can be found on our website at *www.barharbor.bank* under the Shareholder Relations page.

Our Board committees regularly make recommendations and report on their activities to the full Board. Each committee may obtain advice from internal or external financial, legal, accounting, or other advisors at their discretion. Our Board, considering the recommendations of our Governance Committee, reviews our committee charters and committee membership at least annually. The duties of our Board committees are summarized below.

EXECUTIVE COMMITTEE

Key Responsibilities

- Exercises all the powers of the Board relating to the ordinary operations of business when the Board is not in session, subject to any specific vote of the Board and applicable law

- Committee members appointed by the Board after the annual meeting of shareholders

Members: Daina Belair, David Colter, Lauri Fernald, Curtis Simard, Kenneth Smith, Scott Toothaker and Matthew Caras (Chair)

2025 Meetings: 0

AUDIT COMMITTEE

Key Responsibilities

- Oversees qualifications, appointment, performance, compensation, and independence of our independent registered public accounting firm

- Assists the Board in fulfilling its oversight responsibilities with respect to (1) the financial information to be provided to shareholders and the SEC; (2) the review of quarterly financial statements; (3) the system of financial reporting controls management as established; and (4) the internal audit, external audit, and loan review processes

- Oversees compliance with all legal and regulatory requirements

- Makes inquiries of management to assess the scope and resources necessary for the corporate audit function to execute its responsibilities

Independence/Qualifications

- All Audit Committee members are independent under the NYSE American listing requirements and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

- All Audit Committee members are financially literate in accordance with the NYSE American listing standards

- At least one Audit Committee member will have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background, including a current or past position as a principal financial officer or other senior officer with financial oversight responsibilities and will otherwise qualify as an "audit committee financial expert" as defined by applicable SEC rules. Messrs. Colter and Toothaker qualify as Audit Committee Financial Experts.

Members: Daina Belair, Heather Jones, Brian D. Shaw and David Colter (Chair)

2025 Meetings: 4

See Appendix A for the Report of the Audit Committee.



COMPENSATION AND HUMAN RESOURCES COMMITTEE

Key Responsibilities

- Oversees establishing, maintaining, and administering all compensation programs and employee benefit plans

- Administers the Clawback Policy, ensuring that the Clawback Policy complies with all applicable rules and regulations

- Approves, or recommends the CEO's compensation to the Board for further approval by all independent directors, and reviews and approves all other executive officer compensation

- Recommends director compensation for Board approval

- Reviews and approves the terms of any employment agreements, severance agreements, change in control protections and any other compensatory arrangements for the CEO, executive officers and other senior management

- Reviews human capital management practices

- Prepares and reviews its report on executive compensation to be included in our proxy statement or Annual Report on Form 10-K

Independence/Qualifications

- All committee members are independent under the NYSE American listing standards and the rules and regulations of the SEC, including Rule 10C-1(b)(1) of the Exchange Act

Members: Heather D. Jones, Brian D. Shaw, Scott G. Toothaker and Lauri Fernald (Chair)

2025 Meetings: 5

GOVERNANCE COMMITTEE

Key Responsibilities

- Oversees the Board's governance processes

- Screens director candidates, recommending nominees to the full Board (including the slate of returning directors) to be elected each year

- Identifies and reviews the qualifications of potential Board members; recommends nominees for election to the Board

- Recommends the size and composition of the Board

- Recommends committee structure and membership

- Sponsors new director orientation and education

- Reviews and assesses shareholder input and our shareholder engagement process; provides shareholder feedback to the full Board

- Oversight for all environmental, social, and governance related matters

Independence/Qualifications

- All committee members are independent under the NYSE American listing standards and the applicable rules and regulations of the SEC

Members: Matthew Caras, Lauri Fernald, Debra B. Miller and Daina Belair (Chair)

2025 Meetings: 4

BOARD RISK COMMITTEE ("BRC")

Key Responsibilities

- Oversees risk governance structure

- Reviews risk management, risk assessment guidelines, policies regarding market, credit, operations, liquidity, funding, reputation, compliance

- Reviews enterprise risk, as well as other risks as necessary to fulfill the BRC's oversight duties and responsibilities

- Oversees the reporting of the Company's material risks from cybersecurity threats, management's process to monitor, detect, mitigate, and remediate cybersecurity incidents, and the Company's disclosure of any cybersecurity incident deemed material as required by the SEC or any other governmental authority, as applicable

- Approval mechanism for all loan relationships >$5 million

Independence/Qualifications

- All committee members (besides Curtis Simard) are independent under the NYSE American listing standards

- Reviews risk appetite and tolerance

- Oversees capital, liquidity, and funding in coordination with the Asset/Liability Management Committee of our subsidiary, BHBT

Members: David Colter, Debra Miller, Heather D. Jones, Curtis Simard, James E. Graham and Kenneth Smith (Chair)

2025 Meetings: 12

COMPENSATION AND HUMAN RESOURCES COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of our Compensation and Human Resources Committee (1) is or has ever been an employee of the Company or our Bank, (2) was, during the last completed fiscal year, a participant in any related-party transaction requiring disclosure under "Certain Relationships and Related-Party Transactions," except with respect to loans made to such Compensation and Human Resources Committee members in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties or (3) had, during the last completed fiscal year, any other interlocking relationship requiring disclosure under applicable SEC rules.

ROLE OF THE BOARD IN THE OVERSIGHT OF RISK

Our Board recognizes the importance of maintaining the trust and confidence of our shareholders, customers, and employees. The Board devotes significant time and attention to data and systems protection, including cybersecurity and information security risks. Our Board monitors and manages risks through the activities of select Board committees and in conjunction with our management, internal audit, our independent registered public accounting firm, and other specialized independent advisors. Specialized audits include Information Technology and Security, Bank Secrecy Act, Loan Review, Model Validations, and Trust Operations. The Board regularly discusses risk management practices with senior management. In addition to monthly Board reports, our Board receives real-time reports from our Chief Risk Officer on key developments across the industry, as well as specific information about peers, vendors, compliance developments, fraud trends, customer complaints and other significant incidents.

The BRC is comprised of the following directors: David Colter, Debra Miller, Heather Jones, Curtis Simard, James E. Graham and Kenneth Smith. Mr. Smith serves as Chair. BRC members are appointed by the Board and oversees the risk governance structure.

Risk assessment and risk management are the responsibility of our senior management team. The BRC is responsible for oversight and review. Oversight is, in part, conducted through the established Enterprise Risk Management Program and is administered by the Bar Harbor Bank & Trust's (the "Bank" or "BHBT") Chief Risk Officer. As part of the Enterprise Risk Management Program, information from the Bank's business lines is regularly collected and analyzed to identify, monitor, track, and report various risks within the organization.

Key responsibilities include, but are not limited to, internal controls over financial reporting, credit risk, interest rate risk, liquidity risk, operational risk, data and cybersecurity risk, compensation risk, reputational risk, and compliance risk.

The BRC meets at least monthly and receives regular presentations and reports throughout the year on data, cybersecurity and information security risk from management. These presentations and reports address a broad range of topics including updates on



technology trends, regulatory developments, legal issues, policies and practices, the external threat environment, both internal and independent vulnerability assessments results, and specific and ongoing efforts by management to prevent, detect, and respond to internal and external critical threats. In addition, the BRC oversees the reporting of the Company's material risks from cybersecurity threats, management's process to monitor, detect, mitigate, and remediate cybersecurity incidents, and the Company's disclosure of any cybersecurity incident deemed material and such materiality determination will be made by the BRC) as required by the SEC or any other governmental authority, as applicable.

In 2025, the BRC held a total of 12 meetings. Our state-of-the-art information security programs enable us to monitor and promptly respond to threats and incidents, and innovate and adopt new technologies, as appropriate. The BRC shares our goal that each employee is responsible for information security, data security, and proven cybersecurity practices.

The BRC also sets loan policy, establishes credit authorities, and approves or ratifies all extensions of credit to borrowers with loan relationships over $10 million, and regularly reviews credit trends, delinquencies, non-performing loans, charged-off loans, and management's quarterly assessment of the adequacy of the allowance for credit losses. The BRC, in conjunction with the Audit Committee, reviews reports prepared by an independent loan review firm, as well as those issued by our internal audit team to assist in their on-going assessment of credit risk.

The Compensation and Human Resources Committee manages incentive compensation risk. The Compensation and Human Resources Committee has engaged Meridian Compensation Partners, LLC ("Meridian"), an independent compensation consultant, to provide competitive market data and research into compensation best practices to guide the decisions of the Compensation and Human Resources Committee. The Compensation and Human Resources Committee reviews compensation matters with the assistance of our BRC. These results are reviewed by the Board to ensure incentive plans for executive management and other officers discourage excessive risk-taking.

A network of management oversight committees has been established to assist our Board in fulfilling its risk management responsibilities. These oversight committees have the delegated authority and specific duties to execute our risk management policy. Specifically, the committees listed below are responsible for the ongoing identification, measurement, monitoring, and management of risk.

- **Enterprise Risk Management Committee** is responsible for reviewing and recommending for approval risk mitigation strategies, risk acceptance, as well as ongoing assessment of the adequacy and effectiveness of internal controls, and oversight of any risk mitigation plans. This committee ensures our company has an appropriate balance between business development objectives, risk tolerances, cost of internal control, operational efficiency, regulatory requirements, and customer experiences.

- **Management Loan Committee** oversees the management of credit risk related to the lending portfolio of the Bank and associated activities, including credit quality, loan production, credit delivery activities, credit policies, problem loan management, and the collection processes. This committee meets regularly and can approve aggregate loan exposure for borrowers up to $10 million.

- **Information Technology & Operations Steering Committee** is responsible for developing and implementing our technology and operations strategies. This committee manages the implementation of operational risk management practices, including the development of internal policies, procedures and risk tolerance guidelines, assures the quality and performance of the Bank's project management practices, and ensures the organization's operational objectives are achieved in a safe and sound manner.

- **Asset Liability Management Committee** is responsible for the management of interest rate risk, liquidity risk, market risk, and capital adequacy levels, as well as developing strategies governing the effective management of our balance sheet and income statement.

We believe our risk management activities and detailed reports provide clear and concise information to our senior management team, as well as to the Board, to adequately evaluate compliance with our risk management programs and policies.

Compensation of Directors

For 2025, the compensation of independent directors of our Company and our subsidiaries, BHBT and BHWM, consisted of quarterly cash retainer payments and an equity award. All directors receive one board retainer payment for their service as outlined below. Additional retainers are paid for the Board Chair and Committee Chairs as outlined below. The CEO does not receive compensation for service as a director.

The Compensation and Human Resources Committee oversees director compensation. We regularly review the compensation practices of the peer companies, which include the same peer companies used for our executive benchmarking study. The Board believes that providing a significant portion of director compensation in equity will reinforce the alignment with shareholder interests.

Board retainers and the Board Chair retainer were increased in 2025 based on the results of our benchmarking study conducted in November 2024. There were no changes to Committee Chair retainers or equity grants. In November 2025, each independent director was awarded 1,349 restricted shares of our common stock under the Bar Harbor Bankshares 2019 Equity Plan ("2019 Equity Plan"), valued at $39,971 per director on the date of the grant. These restricted shares are fully vested, but may not be sold, transferred or gifted by any director until three months after such director leaves the service of the Board.

ANNUAL DIRECTOR COMPENSATION

BASE COMPENSATION FOR ALL DIRECTORS



$80,000 BASE

CASH RETAINERS $40,000

FULLY VESTED RESTRICTED STOCK GRANT $40,000

ADDITIONAL COMPENSATION FOR ADDITIONAL SERVICE

	2024 Amounts	2025 Amounts
Chair of the Board Retainer	$ 32,000	$ 35,000
Audit Committee Chair Retainer	$ 12,000	$ 12,000
All Other Committee Chair Retainer	$ 10,000	$ 10,000
Chair of BHWM Board Retainer	$ 10,000	$ 10,000

Beneficial Ownership of Common Stock

The following tables set forth certain information, as of March 2, 2026 (except to the extent indicated otherwise in the footnotes below) with respect to (a) the beneficial ownership of our common stock and depositary shares held by (1) each of our directors and Director Nominees, (2) each of our named executive officers, and (3) all of our current directors, Director Nominees and executive officers as a group, and (b) shareholders known to us to beneficially own more than 5% of our common stock (based solely on the information reported by such persons in their most recent Schedule 13D and 13G filings with the SEC). For purposes of these tables, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Exchange Act. In general, beneficial ownership includes any shares of common stock or depositary shares as to which the individual has sole or shared voting or investment power. None of these persons has any right to acquire shares of our common stock or depositary shares, as applicable, within 60 days of March 2, 2026 through the exercise of any option, warrant or other right. None of the shares listed below are pledged as security. Fractional shares have been rounded down to the nearest whole share for purposes of this table. Percentage ownership is calculated based on 16,742,104 shares of our common stock, net of treasury shares, outstanding as of March 2, 2026. Unless otherwise indicated, the address of all individuals listed below is 82 Main Street, PO Box 400, Bar Harbor, Maine, 04609.

NAME OF BENEFICIAL OWNERS	TITLE OF CLASS	AMOUNT OF BENEFICIAL OWNERSHIP	FOOTNOTES	PERCENT OF CLASS[1]
5% or more beneficial owners				
FMR LLC.	Common	1,146,749	[2]	6.86 %
BlackRock, Inc.	Common	1,159,246	[3]	6.94 %
Dimensional Fund Advisors LP	Common	807,635	[4]	4.83 %
The Vanguard Group Inc..	Common	758,647	[5]	4.54 %
DIRECTORS & DIRECTOR NOMINEES				
Belair, Daina H..	Common	13,427	[6]	*
Caras, Matthew L..	Common	21,999		*
Colter, David M.	Common	12,235		*
Fernald, Lauri E..	Common	21,804	[7]	*
Graham, James E.	Common	56,775	[8]	
Jones, Heather D.	Common	2,517		*
Miller, Debra B..	Common	5,261		*
Shaw, Brian D.	Common	18,879		*
Simard, Curtis C.	Common	146,259	[11]	*
Smith, Kenneth E..	Common	28,932	[9]	*
Toothaker, Scott G..	Common	47,452	[10]	*
NAMED EXECUTIVE OFFICERS				
Iannelli, Josephine	Common	50,485	[11]	*
Colombo, Marion	Common	30,746	[11]	*
Mercier, John M..	Common	26,574	[11]	*
Edgar, Jason P.	Common	23,810	[11]	*
All directors and executive officers as a group (18 persons)		563,116		3.37 %

* Represents less than 1% of total
** Named Executive Officers includes Curtis Simard, who is listed above as he serves as CEO, President and Director.

[1] Unless otherwise indicated, an individual has sole voting power and sole investment power with respect to the indicated shares. All individual holdings amounting to less than 1% of issued and outstanding common stock are marked with an (*).

[2] FMR LLC holdings are disclosed based on their ownership as of March 31, 2025 as filed with the SEC on Schedule 13G/A on May 12, 2025. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

[3] BlackRock, Inc, holdings are disclosed based on their ownership as of September 30, 2025, as filed with the SEC on Schedule 13G/A on October 17, 2025. The address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

4. Dimensional Fund Advisors LP holdings are disclosed based on their ownership as of December 31, 2023 as filed with the SEC on Schedule 13G filed on February 9, 2024. The address of Dimensional Fund Advisors LP is 6300 Bee Cave Road, Building One, Austin, TX 78746.

5. The Vanguard Group Inc. holdings are disclosed based on their ownership as of December 31, 2023 as filed with the SEC on Schedule 13G on February 13, 2024. The address of The Vanguard Group Inc. is 100 Vanguard Boulevard, Malvern, PA 19355.

6. Includes 1,670 shares owned by Ms. Belair's spouse.

7. Includes 2,137 shares owned by Ms. Fernald's mother over which Ms. Fernald has been granted power of attorney.

8. Includes (a) 6,185 shares held jointly with Mr. Graham's family members and (b) 49,228 shares held by the Teresa Graham Revocable Trust of which Mr. Graham is the trustee.

9. Includes 4,678 shares over which voting and dispositive powers are shared jointly with Mr. Smith's spouse.

10. Includes 8,976 shares over which voting and dispositive powers are shared with Mr. Toothaker's spouse.

11. The table below includes (a) shares the NEOs own directly, (b) shares over which NEOs have voting power of fully vested shares under our 401(k) Plan, (c) time-vested and performance shares (disclosed at Target) scheduled to be issued to the executives within 60 days of the March 2, 2026 record date under the long-term incentive plans. These ownership positions are set forth in the table below:

NAME	DIRECT (a)	401(k) PLAN (b)	LONG TERM INCENTIVE EQUITY (c)
Simard, Curtis C.	132,896	2,147	11,216
Iannelli, Josephine	46,890	—	3,595
Colombo, Marion	28,423	—	2,323
Mercier, John M.	24,251	—	2,323
Edgar, Jason P.	21,562	—	2,248

Executive Officers

Below is a list of our Executive Officers, including their ages and positions with us and our subsidiaries BHBT, and BHWM as of March 2, 2026.

Our Bylaws provide that our Board elect executive officers annually. The Bylaws further provide the President and CEO, Chairman and Vice Chairman, if any, shall serve at the pleasure of the Board or until their successors have been chosen and qualified. All other officers serve at the pleasure of the Board and the CEO. There are no arrangements or understandings between any of the directors, executive officers, or any other persons pursuant to which the above directors have been selected as directors or any of the above officers have been selected as officers. There are no "family relationships" (as defined by the SEC) between any director, executive officer, or person nominated or chosen by us to become a director or executive officer.

CURTIS C. SIMARD — Director, President and CEO



Age: 55

Since: 2013

Positions with Subsidiaries:
President and CEO of BHBT since June 2013. Director of BHBT since June 2013. Director of BHWM and its predecessor since 2013.

Mr. Simard has served as our President and Chief Executive Officer since August 10, 2013. Prior to joining the Bank, he served as Senior Vice President and Managing Director of Corporate Banking for TD Bank from 2002 to 2013. He was also affiliated with First New Hampshire Bank and its successor, Citizens Bank, from 1992 to 2002 working on various business initiatives. Mr. Simard resides in Mount Desert, Maine.

Professional and Leadership Highlights:

- Serves as a member of the Executive Committee of Maine Bankers Association

- Serves as a member of the Board of Directors of Friends of Acadia and the Ellsworth Business Development Corporation

- Serves as a member of the Board of Directors, Executive Committee and Public Policy Subcommittee at the Business and Industry Association of N.H.

- Past Chair of Maine Bankers Association

- Previous Board member of Northern Light Maine Coast Memorial Hospital, Seal Cove Auto Museum and the Abbe Museum, a Smithsonian affiliate representing Native American Culture

Mr. Simard's position as our President and CEO, his extensive track record of success in banking throughout New England, and his leadership of our company provide him with considerable insight into our opportunities, challenges and operations.

JOSEPHINE IANNELLI — Executive Vice President, Chief Financial Officer and Treasurer



Age: 53

Since: 2016

Positions with Subsidiaries:
Executive Vice President, Chief Financial Officer, and Treasurer of BHBT since 2016. Chief Financial Officer and Treasurer of BHWM since 2022.

Ms. Iannelli joined the Bank in October 2016 as Executive Vice President, Chief Financial Officer and Treasurer. Prior to joining the Bank, Ms. Iannelli served as Senior Executive Vice President, Chief Financial Officer and Treasurer of Berkshire Hills Bancorp in Pittsfield, Massachusetts. She began her career at KPMG and subsequently KeyCorp. She also served in various roles at National City Corporation starting in 2002 up to and including the acquisition and integration into PNC Financial Services Group. Ms. Iannelli resides in Hinckley, Ohio.

Professional and Leadership Highlights:

- Holds a BS in Accounting from Baldwin Wallace University

- Serves as a member of the Board of Directors, Secretary and Chair of the Audit Committee for the Maine Seacoast Mission

- Served as a member of the Board of Trustees and Chair of the Finance Committee for Camp Beech Cliff

- Owned her own consulting company serving both national and international publicly traded clients

In these varying roles, Ms. Iannelli's experience and expertise encompass senior financial leadership in accounting policy, financial planning and analytics, treasury, investor relations, SEC and regulatory reporting, investment management, tax, and mergers and acquisitions.

MARION COLOMBO



Age: 60

Since: 2018

Positions with Subsidiaries:
Executive Vice President, Chief Retail Officer of BHBT

Ms. Colombo joined our Company in February 2018 as Executive Vice President, Chief Retail Officer. She is responsible for retail strategy, delivery and support working with teams to ensure that our customer experience is consistent with outstanding service across all locations in Maine, New Hampshire and Vermont. She has demonstrated the ability to partner with business lines to advance wallet share beyond the branch environment. Ms. Colombo resides in York, Maine.

Professional and Leadership Highlights:

- Prior to joining the Bank, Ms. Colombo served in multiple leadership roles at TD Bank for 30 years. She served as Market President of Retail for TD Bank in Boston, Massachusetts from 2009 to 2018 where she was responsible for the retail strategy for 110 de novo branches across Greater Boston and Rhode Island

- Past recipient of the Abigail Adams award from the Massachusetts Women's Political Caucus, recognizing her as an Outstanding Woman Leader

- Served with the United Way, Boston Partners in Education, and other nonprofits having been recognized for extraordinary support of women in the workplace

Ms. Colombo's in-depth knowledge of retail banking and her strong leadership skills and experience provide significant expertise in this important segment of our business.



JOHN M. MERCIER



Age: 62

Since: 2018

Positions with Subsidiaries:
Executive Vice President, Chief Lending Officer of BHBT since 2018.

Mr. Mercier has served as our Executive Vice President and Chief Lending Officer since October 1, 2018. He joined our Company in April 2017 as Executive Vice President, Senior Loan Officer for New Hampshire and Vermont. His banking career spans more than 40 years with significant lending experience in many types of lending, across segments, and through various economic cycles. Prior roles have included various initiatives at Citizens Bank, KeyCorp, TD Bank, and Primary Bank. Mr. Mercier resides in Manchester, New Hampshire.

Professional and Leadership Highlights:

- Received a BS in Finance from Bentley College
- Graduate of the New England School of Banking
- Serves as a member of the Manchester, NH Police Commission
- Past member of the Board of Trustees of the Elliot Health System
- Past Chairman and Trustee Emeritus of Southern New Hampshire Health System
- Past Chairman of the Manchester-Boston Regional Airport Authority
- Past Trustee of various nonprofits including the Granite United Way, New Hampshire Institute of Art, and the Manchester Boys & Girls Club

In his role, Mr. Mercier's experience provides for the effective planning, development and implementation of the Bank's long-term lending strategies, including initiatives such as portfolio mix, growth strategies and market penetration objectives.

JASON EDGAR



Age: 49

Since: 2019

Positions with Subsidiaries:
Hired in 2019 as President of both BHTS and CTC; President of BHWM since 2022.

Mr. Edgar joined our company in June 2019 as President of Bar Harbor Trust Services and Charter Trust Company, which merged into one entity as of May 1, 2022, BHWM. He is responsible for setting the strategic direction of Wealth Management and managing the day-to-day business of BHWM. Mr. Edgar has over 20 years of experience in the Wealth Management industry. Mr. Edgar resides in Atkinson, New Hampshire.

Professional and Leadership Highlights:

- Prior to joining the Bank, Mr. Edgar served in multiple leadership roles at Berkshire Hills Bancorp. He served as the Chief Investment Officer and Director of Wealth Management from 2016 to 2019. In his position at Berkshire Bank, he was responsible for overseeing the strategic direction and daily management of the business line. Prior to that role Mr. Edgar was the New England Regional Leader for Berkshire Hills Bancorp. Prior to Berkshire Hills Bancorp, Mr. Edgar was a Senior Officer overseeing the investment process at Enterprise Bank.
- He received a BA Degree in Political Science from the University of Connecticut.

Mr. Edgar's strong wealth management experience, deep industry knowledge and significant leadership skills provide expertise in this important segment of our business.

ALISON DIPAOLA



Age: 38

Since: 2022

Positions with Subsidiaries:
Senior Vice President, Chief Human Resources Officer of BHBT

Ms. DiPaola has served as our Senior Vice President, Chief Human Resources Officer since April 2022. After almost five years at another financial institution, she joined the Company in June of 2013 and has held roles of progressive responsibility. Ms. DiPaola is responsible for all Human Resources functions such as compensation, payroll, benefits, employee relations, learning and development, performance management, and talent acquisition. She resides in Claremont, New Hampshire.

Professional and Leadership Highlights:

- Received a BS in Business Administration from the University of New Hampshire and an MSHRM from Southern New Hampshire University

- Maintains her Society for Human Resource Management, Senior Certified Professional credential (SHRM-SCP)

- Graduate of the New England School of Financial Studies and Northern New England School of Banking

In her role, Ms. DiPaola's Human Resources education, certifications, and experience throughout banking make her effective in managing our Human Resources function across all three states.

JOSEPH P. SCULLY



Age: 64

Since: 2021

Positions with Subsidiaries:
Senior Vice President, Chief Information & Operations Officer of BHBT since April, 2021

Mr. Scully is the Chief Information and Operations Officer at the Bank and is responsible for guiding the bank's Technology, Project Management, Real Estate Management, and Digital-Deposit/Loan Operations functions. Mr. Scully has nearly four decades of experience working in the Department of Defense and Financial Services verticals. He has supervised Information Technology & Security, Fraud, Project Management, Facilities, and Card Operations departments throughout his career and has served on multiple banking and security industry committees during the last 20 years. Since arriving at the Bank, Mr. Scully has spearheaded the modernization of our enterprise infrastructure and has played key roles in a majority of the Bank's strategic initiatives, including merger and acquisition projects. Mr. Scully resides in Plymouth, Maine.

Professional and Leadership Highlights:

- Past FS-ISAC Payments Risk Council Member

Mr. Scully holds an Associate's degree of Applied Science from Edison State Community College in Ohio. Mr. Scully is a proud US Army veteran, having served in the Military Intelligence branch of the US Army.

JOHN M. WILLIAMS, II



Age: 35

Since: 2021

Positions with Subsidiaries:
Senior Vice President, Chief Risk Officer of BHBT since April, 2021

Mr. Williams has served as our Senior Vice President, Chief Risk Officer since April 2021, and had served in varying and progressively higher roles of responsibilities within the risk management function at the Company since December 2014. Mr. Williams was deeply involved with the Bank's M&A activity, including work relative to due diligence reviews and leading risk-related integrations for each transaction. Prior to that, Mr. Williams served in various risk management capacities at another Maine-based financial institution. Mr. Williams resides in Clifton, Maine.

Professional and Leadership Highlights:

- Received a BA in Economics from Yale University

- Present Select Board member of the Town of Clifton and past Board Member of several community and non-profit initiatives, including the Town of Clifton Planning Board and TIF Committee and Northern Light Eastern Maine Medical Center Institutional Review Board

- Significant involvement in the Company's M&A activity

Mr. Williams' leadership skills, education, and enterprise risk management experience to include fraud, information security, compliance and credit administration make him well-suited to lead the overall risk management culture throughout the organization.

Certain Relationships and Related-Party Transactions

TRANSACTIONS WITH RELATED PARTIES

We administer related party transactions under compliance with NYSE American Rule 120 and Item 404(a) of Regulation S-K. This policy provides for Audit Committee oversight of related party transactions that exceed a *de minimis* lifetime income statement impact of $25,000 (except for loan transactions, administered according to Federal Regulation O, as described more fully below). Any transactions that qualify under this policy are reviewed by the Audit Committee (or another acceptable Board committee, or the full Board) for pre-approval. Other than the Somesville Lease described below, and loans offered in the ordinary course of business and approved by the Bank's Board of Directors there were no related party transactions in 2025.

We have entered into a long-term lease for a Bank branch located in Somesville, Maine, effective February 1, 2006 (the "Somesville Lease"). The Somesville Lease currently has a lease that runs through June, 2026. During each subsequent lease year, the base rent is increased using a formula tied to certain changes in the consumer price index. Since January 1, 2025, the lease payments totaled $116,639, and remaining base payments until lease maturity totaled $21,655. In addition to base rent, the Bank is responsible to pay certain defined real estate taxes as "additional rent", as well as certain operating expenses, and other costs, charges, and expenses associated with the premises. The "Landlord" under the Somesville Lease is A.C. Fernald Sons Inc., a Maine corporation. Our Director, Lauri E. Fernald is a minority owner with a 16.5% ownership interest in A.C. Fernald Sons, Inc.

Except as set forth above and with regard to "Indebtedness of Management" described below, none of our Director Nominees or NEOs engaged since January 1, 2025 in any transaction with our Company or any of our subsidiaries, in which the amount involved exceeded $120,000.

LOANS AND EXTENSIONS OF CREDIT

The Sarbanes-Oxley Act of 2002 generally prohibits loans to our executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by BHBT to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to BHBT and must not involve more than the normal risk of repayment or present other unfavorable features. We have adopted written policies to implement the requirements of Regulation O, which restricts the extension of credit to directors and executive officers and their family members and other related interests. Under these policies, extensions of credit that exceed regulatory thresholds must be approved by the Board. We believe that all extensions of credit to our directors and officers satisfy the foregoing conditions. As of December 31, 2025, the outstanding loans by BHBT to directors, Director Nominees and NEOs amounted to an aggregate of approximately $2,754,223 and we had $5,547,990 in unfunded loan commitments to these persons. All such loans were performing according to their original terms.

2025 DIRECTOR COMPENSATION

The following table details the total compensation paid to directors in 2025. Directors received no additional compensation or perquisites for their service other than that set forth in the table below.

NAME	FEES EARNED OR PAID IN CASH[1]	RESTRICTED STOCK AWARDS[2]	TOTAL
Daina H. Belair	$ 50,000	$ 39,971	$ 89,971
Matthew L. Caras	75,000	39,971	114,971
David M. Colter	52,000	39,971	91,971
James E. Graham[3]	16,667	39,971	56,638
Lauri E. Fernald	50,000	39,971	89,971
Heather D. Jones	40,000	39,971	79,971
Debra B. Miller	40,000	39,971	79,971
Brian D. Shaw	40,000	39,971	79,971
Kenneth E. Smith[4]	50,000	39,971	89,971
Scott C. Toothaker	50,000	39,971	89,971
Totals	**$ 463,667**	**$ 359,754**	**$ 743,996**

[1.] Fees earned include all retainers earned in 2025.

[2.] Represents the aggregate grant date fair value computed in accordance with ASC 718 of 1,349 restricted shares earned in 2025 and granted on November 14, 2025, to each independent director as part of their compensation, calculated at the closing price on the day of the grant.

[3.] Mr. Graham joined our Board effective August 1, 2025. He received a prorated cash retainer for his service. The equity grant was awarded to Mr. Graham in full as he was a member of our Board on the date equity awards were granted.

[4.] Mr. Smith deferred a portion of his compensation under a non-qualified deferred compensation arrangement. Mr. Smith is an unsecured creditor with respect to his deferrals and any earnings thereon under the terms of the arrangement.

Proposal 2:

Approval, on a Non-Binding Advisory Basis, the Compensation of our Named Executive Officers

Our shareholders have the opportunity at the Annual Meeting to vote to approve, on a non-binding, advisory basis, the compensation of our NEOs, as disclosed in this proxy statement in accordance with SEC rules. Each year, our Compensation and Human Resources Committee reviews our NEOs performance using a balanced and disciplined approach to determine base salaries and variable compensation awards. The approach for 2025 included a full-year assessment of financial results, contributions of the executives to the overall performance of the business, and progress delivering on our short- and long-term strategic goals. The Compensation and Human Resources Committee considers various factors that collectively indicate successful management of our business, including: i) overall corporate performance; ii) individual performance, including financial and non-financial measures; iii) the manner in which results are achieved; iv) adherence to risk and compliance policies, as well as the quality of earnings; v) accountability in driving a strong risk management culture and other core values of our company; vi) our year-over-year performance relative to our established risk metrics; and vii) our performance relative to our peer competitor group.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and Section 14A of the Exchange Act enable our shareholders to vote to approve, on a non-binding advisory basis, the compensation of our Named Executive Officers, as described below in this proxy statement. This vote does not address any specific item of compensation, but rather the overall compensation of our NEOs and our compensation philosophy, policies and practices, as disclosed in this proxy statement. At the 2024 annual meeting of shareholders, the shareholders voted in favor of holding "Say-on-Pay" votes every year, and the Board adopted this standard.

The Compensation and Human Resources Committee has and will continue to consider the outcome of future advisory, non-binding "Say on Pay" votes when reviewing and planning future executive compensation arrangements. Past shareholder votes have been overwhelmingly in favor of our programs and practices, and the Compensation and Human Resources Committee viewed these results as evidence that shareholders continue to support the Company's executive compensation policies and practices.

The NEOs in this proxy statement are Curtis C. Simard, Josephine Iannelli, Marion Colombo, John M. Mercier, and Jason Edgar. The compensation of our NEOs is disclosed in the "Compensation Discussion and Analysis" section, the summary compensation table, and the other related tables and narrative disclosure contained elsewhere in this proxy statement. As discussed in those disclosures, our Board believes that our executive compensation philosophy, policies, and procedures provide a strong link between each NEO's compensation and our short- and long-term performance.

We are asking our shareholders to indicate their support of our NEO compensation as described in this proxy statement. This proposal will be presented at the Annual Meeting as a resolution in substantially the following form:

RESOLVED, on an advisory basis, that the compensation paid to the Named Executive Officers, as disclosed in the proxy statement for this 2026 Annual Meeting of Shareholders pursuant to compensation disclosure rules of the Securities and Exchange Commission, including the "Compensation Discussion and Analysis" section, the related executive compensation tables and narrative discussion, is hereby APPROVED.

This vote is advisory and therefore not binding on us, the Compensation and Human Resources Committee or the Board. However, the Board and the Compensation and Human Resources Committee value the opinions of our shareholders and to the extent there is any significant vote against the NEO compensation as disclosed in this proxy statement, we will consider our shareholders' concerns, and the Compensation and Human Resources Committee will evaluate whether any actions are necessary to address those concerns.

VOTE REQUIRED

Please see "Voting Requirements Summary Table" on page 4 of this proxy statement regarding the specifics of the vote required.

| PROPOSAL | 2 |  | OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL , ON A NON-BINDING ADVISORY BASIS, OF THE 2026 COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS. |

NON-BINDING ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

COMPENSATION DISCUSSION AND ANALYSIS

This section provides an overview and analysis of our compensation program and policies, as they relate to our NEOs, listed below, the material compensation decisions made under those programs and policies, and the material factors considered in making those decisions. Later in this section there are a series of tables containing specific information about the compensation earned or paid to the NEOs.

The discussion below is intended provide context within the overall compensation program.

NAMED EXECUTIVE OFFICERS

For 2025, our NEOs were:

Curtis C. Simard	Josephine Iannelli	Marion Colombo	John M. Mercier	Jason P. Edgar
				
President and CEO	Executive Vice President, CFO and Treasurer	Executive Vice President and Chief Retail Officer	Executive Vice President and Chief Lending Officer	President, BHWM

SUMMARY OF 2025 COMPENSATION DECISIONS

The Compensation and Human Resources Committee made the following compensation decisions for 2025, which are further described below:

✓ Approved 3% base salary increases for all NEOs

✓ Paid annual cash incentives at 150% of target based on corporate and individual performance

✓ Approved the vesting of 2022-2024 performance-based restricted stock units at 123.2% of target based on the achievement of applicable performance goals

✓ Granted annual equity awards pursuant to our Long-Term Incentive Plan

OUR COMPENSATION PROGRAM PHILOSOPHY AND OBJECTIVES

The core objective of our compensation philosophy is "pay for performance". Our performance considerations include both financial and non-financial measures—including how we achieve goals—for our Company, the line of business, and the individual. These considerations reinforce and promote responsible growth and maintain alignment with our risk framework. Our compensation program for our NEOs comprises salary, short- and long-term incentives, and benefits, and provides a balanced, market-competitive package.

THE OBJECTIVES OF OUR PROGRAM ARE TO:		
Provide NEOs with total compensation opportunities at levels that are competitive for comparable positions at our peer companies	Directly link a significant portion of total compensation to our achievement of performance goals which allows us to vary pay to reflect performance	Closely align the NEOs' interests with those of our shareholders by making stock-based incentives an important element of NEO compensation

 

EXECUTIVE COMPENSATION GOVERNANCE

Our executive compensation practices and policies covering our NEOs are designed to promote sound compensation governance and align the NEOs' interests with the best interests of our shareholders.

What We Do:
• Design programs that place a substantial portion of compensation at-risk
• Align compensation programs with our annual business objectives and long-term strategies
• Use multiple performance measures and caps on potential incentive payments
• Grant at least 50% of annual equity in performance-based awards (i.e., performance shares)
• Vest equity awards over a multi-year period
• Include clawback provisions in our annual and long-term incentive plans
• Utilize robust stock ownership guidelines for both our NEOs and independent directors
• Engage with and consider shareholder input in designing our NEO pay programs
• Conduct an annual risk assessment of incentive programs

What We Don't Do:
• Allow hedging of our securities
• Provide excessive perquisites or supplemental NEOs retirement plans
• Provide for multi-year guaranteed salary increases or non-performance-based cash incentive awards for NEOs
• Include "golden parachute" excise tax gross ups in severance arrangements

SHAREHOLDER "SAY-ON-FREQUENCY" ADVISORY VOTES

The Company is required to give its shareholders a "Say-on-Frequency" vote no less than once every six years. The Company last conducted a "Say-on-Frequency" vote at its 2025 annual meeting of shareholders. At the 2025 meeting of shareholders, the shareholders voted in favor of holding "Say-on-Pay" votes annually, and the Board adopted this standard.

SHAREHOLDERS APPROVED THE "SAY-ON-PAY" ADVISORY VOTE IN THE 2025 PROXY WITH 95.6% SUPPORT

The Compensation and Human Resources Committee viewed these results as a strong indication that shareholders continue to support the Company's NEO compensation policies and practices. The Compensation and Human Resources Committee has and will continue to consider the outcome of future advisory, non-binding "Say-on-Pay" votes when reviewing and planning future NEO compensation arrangements.



THE ROLE OF COMPENSATION CONSULTANTS

The Compensation and Human Resources Committee has utilized, and expects to continue to utilize, various outside consultants, actuaries and attorneys to assist in developing and implementing the essential components of our executive compensation program, including its equity program and incentive compensation arrangements.

The Compensation and Human Resources Committee, under the authority granted by its charter, engages consultants to provide independent advice and counsel. Meridian served as the Compensation and Human Resources Committee's independent compensation advisor in 2025.



Meridian provided the following services:

- current market-based total compensation guidelines to assist in establishing appropriate and ongoing base compensation and incentive compensation opportunities for our NEOs

- guidance and market comparisons for the long-term incentive program under our approved equity plan

- a comprehensive review of our compensation program for our directors; and

- an annual review of peer group and benchmarking analysis

The Compensation and Human Resources Committee has assessed the relationships between Meridian, our Company, the Committee, and its executive officers for independence and conflicts of interest. In this assessment, the Compensation and Human Resources Committee reviewed the criteria set forth in Rule 10C-1(b)(4) (i)-(vi) under the Exchange Act and such other criteria as it deemed appropriate.

The Compensation and Human Resources Committee received a report from Meridian addressing its independence, including the following factors: (1) other services provided to the Company by Meridian; (2) fees paid by the Company as a percentage of Meridian's total revenue; (3) policies or procedures maintained by Meridian that are designed to prevent a conflict of interest; (4) any business or personal relationships between Meridian's senior advisors and a member of the Compensation and Human Resources Committee; (5) any common stock owned by Meridian's senior advisors; and (6) any business or personal relationships between the BHB executive officers and Meridian's senior advisors. The Compensation and Human Resources Committee discussed these considerations and concluded that the work performed by Meridian and Meridian's senior advisors involved in the engagements did not raise any conflict of interest.

ROLE OF THE COMPENSATION AND HUMAN RESOURCES COMMITTEE

The Compensation and Human Resources Committee oversees regulatory compliance for our compensation and benefit plans and administers our NEO compensation programs. This Compensation and Human Resources Committee recommends programs to the independent board members for approval at least annually and more frequently, if circumstances warrant. These programs are intended to provide a variety of competitive compensation components , including base salaries, annual cash incentives, long-term equity incentives, severance arrangements, retirement programs, traditional benefits, and limited perquisites.

The Compensation and Human Resources Committee's role and responsibilities are set forth in the Committee charter and include:

- Set CEO compensation: Each year by establishing performance goals, evaluating results, and approving all pay elements (salary, incentives, equity, benefits), taking shareholder Say-on-Pay feedback into account
- Determine compensation for other NEOs, based on corporate and individual performance, CEO recommendations, and Say-on-Pay results
- Oversee all incentive and equity compensation plans, including adopting, amending, terminating, and administering plans as well as approving award recipients, amounts, and terms
- Approve employment agreements, severance terms, and change-in-control protections for the CEO and other senior executives, including perquisites and any compensatory arrangements
- Review compensation-related compliance, disclosures, and risks, including CD&A review and approval, director compensation, risk assessments, benefit plans, and administration of the Company's Clawback Policy.

ROLE OF MANAGEMENT

On an annual basis, management provides the Compensation and Human Resources Committee with general information on executive compensation, including the NEOs. Mr. Simard and our Human Resources experts assist in the administration of all NEO compensation programs, prepare Compensation and Human Resources Committee and Board meeting materials, and perform work as requested by the Compensation and Human Resources Committee. Mr. Simard, as our CEO, attends portions of the Compensation and Human Resources Committee's meetings and makes recommendations on base salary, annual incentives and equity compensation for the executive officers, including NEOs who report to the CEO.

The CEO is not present for the executive sessions or for any discussion regarding the CEO's own compensation.

MARKET BENCHMARKING AND PERFORMANCE COMPARISONS

Our executive compensation is set to be competitive for comparable positions at peer companies. The Compensation and Human Resources Committee reviews competitive market information, including the Compensation Peer Group data from public disclosures and published surveys. The Committee reviews the Compensation Peer Group annually to ensure its continued appropriateness. The Committee used the following criteria to select the members of the Compensation Peer Group to set 2025 compensation ("2025 Compensation Peer Group"):

- Financial institutions (e.g., regional banks)

- Assets between $2.0 billion and $8.0 billion

- Located in the Northeast region and New York, excluding the New York City metro area, and Northern Pennsylvania.

The 2025 Compensation Peer Group consists of 18 peer banks as shown below (and reflecting a minor change from the 2024 Compensation Peer Group; as Cambridge Bancorp was replaced with Arrow Financial due to a merger):

INSTITUTION NAME	TICKER
Arrow Financial Corporation.	AROWS
Bankwell Financial Group, Inc.	BWFG
Camden National Corporation	CAC
Chemung Financial Corporation	CHMG
Citizens Financial Services Inc.	CZFS
Citizens & Northern Corporation	CZNC
CNB Financial Corporation	CCNE
Enterprise Bancorp, Inc.	EBTC
Financial Institutions, Inc.	FISI
Greene County Bancorp, Inc.	GCBC
HarborOne Bancorp, Inc	HONE
Orange County Bancorp, Inc	OBT
Peoples Financial Services Corp.	PFIS
The First Bancorp, Inc.	FNLC
Tompkins Financial Corporation	TMP
TrustCo Bank Corp NY.	TRST
Washington Trust Bancorp, Inc.	WASH
Western New England Bancorp, Inc.	WNEB

The Compensation and Human Resources Committee does not target the elements of our compensation program at any specific level or percentile within the Compensation Peer Group. Rather than relying on a formula-based model, the Committee retains discretion to assess this information in the context of each NEO's overall performance, thereby more accurately reflecting individual contributions that cannot be quantified with absolute precision.

COMPENSATION PLAN COMPONENTS

Our NEO compensation program is composed of the following primary components: (1) base salaries; (2) annual cash incentive compensation; (3) long-term incentives in the form of equity grants; and (4) executive benefits, including retirement benefits under our 401(k) plan, severance arrangements and perquisites (e.g., membership dues and auto allowances).

FISCAL YEAR 2025 COMPENSATION COMPONENTS	
DESCRIPTION	**HOW PAID**
Base Salary	Salary is paid in accordance with the payroll practices of the Company and its affiliates.
Annual Cash Incentive	Awarded annually, subject to achievement of Board-approved Company-wide, and group-specific performance measures.
Equity Incentives	Comprised of restricted stock units subject to performance-based vesting and time-based restricted stock awards subject to time-based vesting each over a three-year period. All subject to holding requirements in accordance with our stock ownership guidelines.
Executive Benefits	Executive benefits include reimbursement of membership fees to fitness, country club, or similar organizations, an automobile allowance or personal use of a Company car, 401 (k) matching contributions under our 401 (k) plan and the value of employer provided life insurance.

The Compensation and Human Resources Committee believes a significant portion of total compensation provided to our NEOs should be weighted toward variable, or "at risk" compensation including cash and equity incentives that tie directly to corporate performance, to remain aligned with shareholders.

The charts below summarize the 2025 targeted pay mix for the NEOs.


Chief Executive Officer
Curtis C. Simard
30% Equity Incentives
45% Base Salary
55% AT RISK
25% Annual Cash Incentive
Chief Financial Officer
Josephine Iannelli
22% Equity Incentives
56% Base Salary
44% AT RISK
22% Annual Cash Incentive
All Other NEOs
20% Equity Incentives
59% Base Salary
41% AT RISK
21% Annual Cash Incentive
VARIABLE, AT RISK | ALIGNED WITH SHAREHOLDERS

The amounts reflected in the "All Other NEOs" chart represent averages of the applicable amounts for all the NEOs other than our CEO and CFO.

BASE SALARY

Based on performance evaluations and consideration of market salary data supplied by our compensation consultants, the Compensation and Human Resources Committee approved a 3% merit increase for all NEOs in 2025 and 2026, except for Mr. Edgar. He received a 6% salary increase for 2025, reflecting both merit and market adjustments.

NAME	2025 BASE SALARY	2026 BASE SALARY
Curtis C. Simard	$ 760,000	$ 783,000
Josephine Iannelli.	487,000	502,000
Marion Colombo	361,000	372,000
John M. Mercier	361,000	372,000
Jason Edgar	358,000	369,000

2025 EXECUTIVE ANNUAL INCENTIVE PROGRAM

In 2025, the NEOs participated in the 2025 Executive Annual Incentive Program (the "Annual Cash Incentive Program"), which was designed to reward the achievement of key performance goals that are critical to our growth and profitability and to promote teamwork among its participants.

The Annual Cash Incentive Program is based on a balance of multiple measures, layered oversight, and reasonable ceilings for exceptional performance. These plan features discourage excessive risk taking while rewarding strong performance. The Compensation and Human Resources Committee and the BRC both review the plan design to ensure it does not encourage undue risk, and the plan administration incorporates sound risk management protocol.

The Compensation and Human Resources Committee and its compensation consultant regularly review the target incentive opportunity for each NEO under the Annual Cash Incentive Program to ensure alignment with market practices and each NEO has a target incentive opportunity that reflects his/her role and competitive market practices.

The performance measures for 2025 were unchanged from the prior year. Adjusted Net Income , asset quality measure (Non-Performing Loans as a percentage of Total Loans), a well-managed Efficiency Ratio, and the successful completion of strategic initiatives. The Compensation and Human Resources Committee set each financial measure's threshold, target, and stretch goals based on the strategic plan and board-approved budget. The payout ranges from 0% to 150% of the target incentives, depending on the performance achievements. Performance between threshold and stretch is rewarded incrementally by a straight-line interpolation.

The following table shows the 2025 target Annual Cash Incentive Program opportunity for each NEO as a percentage of base salary and as a dollar amount:

NAME	BASE SALARY	TARGET (AS A PERCENTAGE OF BASE SALARY)	TARGET
Curtis C. Simard	$ 760,000	55.00 %	$ 418,000
Josephine Iannelli.	487,000	40.00	194,800
John M. Mercier	361,000	40.00	144,400
Marion Colombo	361,000	35.00	126,350
Jason Edgar	358,000	35.00	125,300

The following table shows the specific performance goals of the 2025 Executive Annual Incentive Program:

2025 EXECUTIVE ANNUAL INCENTIVE PROGRAM						
INCENTIVE MEASURES	WEIGHTS	THRESHOLD	TARGET	STRETCH	ACTUAL	PERFORMANCE FACTOR
Adjusted Net Income ($thousands)[1]	40.00 %	$ 37,065	$ 39,855	$ 43,841	$ 52,113	150 %
Non-Performing Loans/Total Loans[2]	10.00	0.80 %	0.60 %	0.50 %	0.32 %	150
Efficiency Ratio[3]	10.00	64.98 %	63.71 %	62.44 %	59.23 %	150
Strategic Initiatives[4]	40.00	n/a	n/a	n/a	stretch	150
Total						150

[1.] Adjusted net income is reflected in the non-GAAP table located in the Management Discussion and Analysis section of our Annual Report on Form 10-K filing for the year ending December 31, 2025 (the "10-K"). Additional adjustments may be made based on approval by the Compensation and Human Resources Committee. However, no additional adjustment were made for 2025. Adjusted net income includes but is not limited to gains or losses on sales of securities, extinguishment of debt, sales of premises and equipment, and other real estate owned. Non-recurring charges reflected in acquisition, conversion, and other expenses are also included.

[2.] Non-performing loans include all loans on non-accrual status as of December 31, 2025 as measured against total loans.

[3.] Efficiency ratio is a non-GAAP measure computed by using adjusted non-interest expense net of franchise taxes and intangible amortization divided by adjusted revenue tax effected for tax advantaged assets using marginal tax rate. See "Reconciliation of Non-GAAP Measures" in the 10-K.

[4.] Strategic initiatives are a qualitative measure. They include, but are not limited to, M&A activity, balance sheet strategies, restructuring initiatives, and long-term strategic development that positions the company for long-term performance growth and durability.

Based on the achievement of the performance measures above, all NEOs received 150% of their target incentive opportunity under the Annual Cash Incentive Program for 2025 as summarized in the table below:

NAMED EXECUTIVE OFFICER	ACTUAL	TARGET	% OF TARGET
Curtis C. Simard	$ 627,000	$ 418,000	150 %
Josephine Iannelli	292,200	194,800	150 %
John M. Mercier	216,600	144,400	150 %
Marion Colombo	189,525	126,350	150 %
Jason Edgar	187,950	125,300	150 %

Details of the above are disclosed in Threshold, Target and Stretch categories in the "Grants of Plan-Based Awards" table found on page 45 of this proxy statement.

LONG-TERM EQUITY INCENTIVES

The Compensation and Human Resources Committee utilizes a Long-Term Incentive ("LTI") program for senior management members, including the NEOs as part of their total compensation package. LTI awards were granted to the NEOs in 2025 under the 2019 Equity Plan, which was approved by our shareholders at the 2019 Annual Meeting of Shareholders.

The purpose of the LTI program is to align NEOs' interests with shareholder interests, increase NEO stock ownership, and ensure sound risk management by providing a balanced view of performance and reward over a longer time horizon. The LTI program also positions our total compensation opportunities to be competitive with the market to attract and retain strong talent, which is needed to drive our success.

The Compensation and Human Resources Committee periodically evaluates the LTI program to ensure the target opportunities are market competitive and the goals and metrics are appropriate.

2025 LTI awards granted to the NEOs Plan were comprised of restricted stock units subject to performance-based vesting and restricted stock subject to time based vesting.

- For the CEO, 61.5% of his LTI award is restricted stock units subject to performance-based vesting and 38.5% restricted stock subject to time-based vesting.

- For the other NEOs, their LTI awards are 50% restricted stock units subject to performance-based vesting and 50% restricted stock subject to time-based vesting.



Time-vested awards vest incrementally on an annual basis over three years (i.e., 1/3 per year).

Awards subject to performance based vesting cliff-vest after a three-year performance period ends based upon the achievement of performance goals.

Target award opportunities were set by the Compensation and Human Resources Committee considering the competitive market, role, and internal equity. For the 2025 award, each NEO has a target award defined as a percentage of base salary as follows:

PARTICIPANTS	TOTAL LTI TARGET (% OF SALARY)
CEO & President	65 %
EVP, CFO & Treasurer	40 %
All other NEOs	35 %

The Committee can vary the award amounts from the target to reflect performance, contribution, and special circumstances. The Committee granted 2025 LTI awards to the NEOs at target level (based on the mix of restricted stock units and restricted stock described above).

See the table "Grants of Plan Based Awards" on page 45 to reference the actual shares that may be earned under the 2024-2026 Plan for each NEO.

The following table shows the LTI awards granted to the NEOs in 2025:

2025 LONG-TERM INCENTIVE AWARDS			
NAME	TIME VESTED	PERFORMANCE VESTING AT TARGET	TOTAL OPPORTUNITY
Curtis C. Simard	$ 190,190	$ 303,810	$ 494,000
Josephine Iannelli	97,400	97,400	194,800
Marion Colombo	63,175	63,175	126,350
John M. Mercier	63,175	63,175	126,350
Jason Edgar	62,650	62,650	125,300

Information pertaining to outstanding equity awards is disclosed in the "Outstanding Equity Awards at Fiscal Year-End 2025" table found on page 46 in this proxy statement.

2025 PERFORMANCE-BASED AWARD METRICS

The performance measures for the performance-based restricted stock units have remained unchanged since 2022. Relative Core Return on Assets ("Core ROA") and relative Core Return on Equity ("Core ROE") were selected as the performance measures for awards granted under the 2025-2027 Plan subject to performance-based vesting conditions since these measures reflect our growth strategy and our strategic plan. We will measure our performance against a Custom Industry Index for the 2025-2027 performance period.

The Custom Industry Index is objectively determined and includes exchange-traded banks and thrifts with assets between $2.0 billion and $10 billion and headquartered in the Northeast and Mid-Atlantic, excluding Puerto Rico. If any banks on the Custom Industry Index are de-registered or acquired as of the end of the performance period, they will be removed for the entire performance period and will not be replaced. The average of the 12 quarters within the performance period is calculated for Bar Harbor and the component companies of the Index. Then, the percentile rank is calculated to measure the relative performance achievement. The table below shows the performance metric.

METRICS	THRESHOLD	TARGET	STRETCH
Core ROA	25th percentile	50th percentile	75th percentile
Core ROE	25th percentile	50th percentile	75th percentile
Payout	50%	100%	150%

Each performance metric is weighted at 50% and measured independently. Performance results falling between Threshold, Target, and Stretch will be interpolated.



VESTING OF 2022-2024 LTI AWARDS

On April 23, 2025, restricted stock units subject to performance-based vesting awarded under the LTI program for the performance period of January 1, 2022 – December 31, 2024 (the "2022-2024 Plan") vested at 123% of target based on the following metrics.

MEASURE	WEIGHT	THRESHOLD	TARGET	STRETCH	ACTUAL PERFORMANCE
Core ROA	50%	25th percentile	50th percentile	75th percentile	76th percentile
Core ROE	50%	25th percentile	50th percentile	75th percentile	47th percentile
Payout		50%	100%	150%	123% of target

The "Custom Index" includes the exchange-traded banks and thrifts with assets between $1.9 billion and $10.0 billion and headquartered in the Northeast and Mid-Atlantic, excluding Puerto Rico, at the time of the grant.

BENEFITS, RETIREMENT AND POST-TERMINATION COMPENSATION ELEMENTS

All executive officers can participate in group health, dental, disability and term life insurance, and paid time off benefits. In accordance with our policy, all such benefits are generally available to our employees including employees of our subsidiaries.

We provide a 401(k) plan for all employees meeting minimum age (18 years old) requirements, including the NEOs, which includes employer matching contributions of up to 4%. We match 100% on the first 3% deferred by employees and 50% on the next 2% deferred by employees.

We provide NEOs with limited perquisites that are consistent with industry practice including a company vehicle or auto allowance and reimbursement of club or membership dues. These benefits, which are reported as taxable income, support their ability to represent the Company and build business relationships

We maintain employment agreements with Mr. Simard and Ms. Iannelli which provide severance benefits in the event of a termination by the employer without cause and/or by the employee with good reason, as well as change in control with subsequent termination (or constructive termination) within 12 months after a change in control.

We also have change in control agreements with Ms. Colombo and Messrs. Mercier and Edgar. These agreements provide for, among other things, the payment of 24 months of their salary and subsidized medical COBRA reimbursements for a period of 12 months in the event of both a change in control and subsequent termination (or constructive termination) within one year after a change in control, unless such termination was for cause. These benefits are aligned with market practice and we provide the severance benefits to attract and retain senior executives.

Our equity award agreements and the related LTI documents address the treatment of equity awards upon a termination of employment or change in control. Under these provisions, awards vest on a prorated basis in case of termination of employment due to death, disability, or retirement (defined as attainment of age 65 or attainment of age 60 with at least 10 years of service), based on actual performance for performance-based awards. The award agreements and program documents also provide that if awards are not assumed, converted, or replaced, for full vesting of outstanding equity awards upon the occurrence of a change in control based on target performance with respect to awards subject to performance-based vesting. If awards are assumed, converted or replaced and separation from service occurred within one-year from change in control, awards subject to time-based vesting will become fully vested and awards subject to performance-based vesting will become fully vested based on the higher of target or actual performance as of the Company's fiscal quarter end preceding the change in control.

All cash and equity awards made under the 2019 Equity Plan are subject to the provisions of the Company's Clawback Policy. Please see "Clawback Policy" on page 8 of this proxy statement regarding the specifics of the policy.

STOCK OWNERSHIP GUIDELINES

All directors and executive officers are subject to our stock ownership guidelines which include both ownership requirements and retention requirements until the ownership requirements are met. Shares included when determining whether the stock ownership guidelines have been met include all common shares held outright and/or beneficially owned (as defined under Rule 16a-1 of the Securities and Exchange Act) and unvested time-based restricted stock and restricted stock units. Unvested performance-based restricted stock units are not included when determining if the stock ownership guidelines have been met. The CEO must own three times his or her annual base salary, and other executive officers must own one times their annual base salary. All equity granted (net of taxes withheld and/or transactions costs) must be held until the ownership requirement is met.

Before the stock ownership guidelines were implemented, the awards made prior to 2022 were subject to a post-vesting holding requirement of three years. The post-vesting holding requirement was eliminated for grants issued after the implementation of stock ownership guidelines.

FEDERAL INCOME TAX DEDUCTIBILITY LIMITATIONS

Section 162(m) of the U.S. Internal Revenue Code, or the Code, generally prohibits any publicly held corporation from taking a federal income tax deduction for compensation paid in excess of $1 million in any taxable year to the CEO and the other "covered employees" as defined in the rule. While considering tax deductibility as only one of several considerations in determining compensation, the Compensation and Human Resources Committee believes the tax deduction limitation should not compromise its ability to structure compensation programs that provide benefits to us that outweigh the potential benefit of a tax deduction, and therefore, may approve compensation that is not deductible for tax purposes.

Taxation of "Parachute" Payments and Deferred Compensation

The NEOs are not entitled to any "gross-up" or other reimbursement payments for any tax liabilities that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Code.

Cutback (CEO and CFO)
If a parachute payment would trigger excise tax under Section 280(g), the payment shall be reduced to the extent necessary to ensure that no portion of such payment will be non-deductible to the Employer by Code Section 280G or will be subject to the excise tax imposed by Code Section 4999 (the "Reduced Payment"), and the Executive shall have no further rights or claims with respect to an amount in excess of the Reduced Payment.

Other NEOs (Best Net Benefit)
If a parachute payment would trigger excise tax under Section 280(g), the executive will receive either the full amount of the payments with taxes or a reduced amount that avoids excise tax, whichever results in a better net after-tax outcome for the executive.

Accounting for Stock-Based Compensation

The Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC Topic 718, for our stock-based awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options, restricted stock unit awards and other forms of equity compensation, based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below for equity awards to the NEOs as required by applicable SEC rules.

COMPENSATION COMMITTEE REPORT

The Compensation and Human Resources Committee has reviewed and discussed this Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management, and based on such review and discussions, the Compensation Committee recommended this Compensation Discussion and Analysis be included in this proxy statement.

Lauri E. Fernald, Chair	Heather D. Jones
Brian D. Shaw	Scott G. Toothaker



SUMMARY COMPENSATION TABLE

The following table discloses compensation for the years ended December 31, 2025, 2024 and 2023 received by the NEOs.

NAME AND PRINCIPAL POSITION	YEAR	BASE SALARY RECEIVED[1]	STOCK AWARDS[2]	NON-EQUITY INCENTIVE PLAN COMPENSATION[3]	ALL OTHER COMPENSATION[4]	TOTAL
Curtis C. Simard	2025	$ 760,000	$ 494,000	$ 627,000	$ 44,946	$ 1,925,946
President & CEO	2024	738,000	479,659	600,469	51,183	1,869,311
	2023	716,000	558,445	524,416	40,279	1,839,140
Josephine Iannelli	2025	487,000	194,800	292,200	39,430	1,013,430
EVP, CFO and Treasurer	2024	473,000	189,154	279,893	42,598	984,645
	2023	459,000	220,302	244,497	30,674	954,473
John M. Mercier	2025	361,000	126,350	216,600	45,449	749,399
EVP, Chief Lending Officer	2024	350,000	122,454	207,109	44,811	724,374
	2023	339,000	142,353	180,576	36,125	698,054
Marion Colombo	2025	361,000	126,350	189,525	34,310	711,185
EVP, Chief Retail Officer	2024	350,000	122,454	181,221	31,697	685,372
	2023	339,000	142,353	158,004	31,763	671,120
Jason Edgar	2025	358,000	125,300	187,950	23,411	694,661
President, Wealth	2024	338,000	118,282	175,007	27,452	658,741
	2023	328,000	137,757	152,877	25,581	644,215

1. Included in salary amounts for each NEO are monies they deferred pursuant to our 401(k) plan, which allows our employees and employees of our wholly owned subsidiaries to defer monies from their compensation, subject to applicable limitations in Code Section 401(k), and amounts deferred pursuant to our Section 125 Cafeteria Plan providing health, life, and disability insurance benefits. Employees, including NEOs, are paid on a bi-weekly basis.

2. The amounts reported in this column represent performance awards granted to the NEOs under the Long-Term Incentive Plans. See Note 14, Stock-Based Compensation Plans, to our financial statements included in the 10-K for the assumptions made, if any, when calculating the amounts in this column. In accordance with SEC rules, the aggregate grant date fair value of the awards reported in this column are computed in accordance with FASB ASC Topic 718 and take into account the probable outcome of the applicable performance conditions at target level. The amounts shown in the table do not necessarily represent the actual value that may be realized by the NEO. The values of the performance awards at the 2025 grant date awarded for the 2025-2027 performance period, assuming that the highest levels of performance conditions are achieved, are: Mr. Simard, $645,860; Ms. Iannelli, $243,428; Ms. Colombo, $157,907; Mr. Mercier, $157,907; and Mr. Edgar, $156,581.

3. The amounts reported in this column represent performance-based cash bonuses earned under the Annual Cash Incentive Program.

4. "All Other Compensation" includes matching contribution amounts into our 401(k) plan in the same formula and schedule as available to all other employees and such other items as imputed life insurance amounts on group term insurance in excess of the allowable $50,000, non-taxable IRS limit, paid for by the Company. Please see the table following these footnotes for further detail.

The NEOs also participate in certain group life, health and disability insurances and medical reimbursement plans not disclosed in the Summary Compensation Table that are generally available to all employees and do not discriminate in scope, terms and operation. The table below provides detail on the amounts comprising the column entitled "All Other Compensation" contained in the Summary Compensation Table for 2025.

NAME	EMPLOYER 401(K) CONTRIBUTION MATCH	MEMBERSHIP DUES	TAXABLE TRAVEL	IMPUTED LIFE INSURANCE	TOTAL
Curtis C. Simard	$ 14,000	$ 14,218	$ 8,511	$ 8,217	$ 44,946
Josephine Iannelli	14,000	9,526	10,638	5,267	39,430
John M. Mercier	14,000	15,123	6,600	9,726	45,449
Marion Colombo	14,000	11,041	485	8,784	34,310
Jason P. Edgar	14,000	—	3,073	6,338	23,411

1. Membership dues include payment of membership or participation fees to fitness, country club, or similar organizations.

We may provide non-cash perquisites that are not disclosed in the table above with a *de minimis* value such as incidental service fee waivers on deposit accounts or safe deposit rental fees, which are generally available to all employees.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth information regarding grants of plan-based awards to the NEOs during the last fiscal year.

NAME (a)	GRANT TYPE (b)	GRANT DATE (c)	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1]			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2]			ALL OTHER STOCK AWARDS NUMBER OF STOCK UNITS[3](#) (j)	GRANT DATE FAIR VALUE OF STOCK AWARDS[4] (#) (k)
			THRESHOLD ($) (d)	TARGET ($) (e)	STRETCH ($) (f)	THRESHOLD (#) (g)	TARGET (#) (h)	STRETCH (#) (i)		
Curtis C. Simard.	Short-term		$ 209,000	$ 418,000	$ 627,000					
	Time-vested	2/11/2025							5,697	$ 190,166
	Performance	2/11/2025				4,551	9,101	13,652		303,791
Josephine Iannelli	Short-term		97,400	194,800	292,200					
	Time-vested	2/11/2025							2,917	97,369
	Performance	2/11/2025				1,459	2,917	4,376		97,369
John M. Mercier	Short-term		487,000	487,000	487,000					
	Time-vested	2/11/2025							1,892	63,155
	Performance	2/11/2025				946	1,892	2,838		63,155
Marion Colombo.	Short-term		358,000	358,000	358,000					
	Time-vested	2/11/2025							1,892	63,155
	Performance	2/11/2025				946	1,892	2,838		63,155
Jason Edgar	Short-term		62,650	125,300	187,950					
	Time-vested	2/11/2025							1,876	62,621
	Performance	2/11/2025				938	1,876	2,814		62,621

[1.] Amounts in columns (d), (e), and (f) represent the possible payouts ranges based on the relevant performance level for the calendar year ended December 31, 2025 under our Annual Cash Incentive Program. More information regarding the terms of the Annual Cash Incentive Program can be found in the Compensation Discussion and Analysis.

[2.] Amounts in columns (g), (h), and (i) represent the number of shares subject to performance-vested awards granted in 2025 under the 2019 Equity Plan. More information regarding the terms of the performance-vested awards can be found in the Compensation Discussion and Analysis.

[3.] Represents the number of shares subject to time-vested awards granted to NEOs in 2025 under the 2019 Equity Plan. More information regarding the terms of the time-vested awards can be found in the Compensation Discussion and Analysis.

[4.] Fair values of performance awards in column (k) are determined based on target performance level.

All equity grants made to executive officers must be approved by the Compensation and Human Resources Committee. The Company does not time nor does it plan to time the release of material, non-public information for the purpose of affecting the value of employee or Board of Director compensation. During 2025, the Company did not grant stock options (or similar awards) to any NEO during any period beginning four business days before and ending one day after the filing of any Company's periodic report on Form 10-Q or Form 10-K, or the filing or furnishing of any Company Form 8-K that disclosed any material non-public information.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END-2025

	STOCK AWARDS			
NAME (a)	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[1] (b)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[1] (c)	EQUITY INCENTIVE PLAN AWARDS; NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED[2] (d)	EQUITY INCENTIVE PLAN AWARDS; MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED[2] (e)
Curtis C. Simard	6,306 [3]	$ 195,812	21,122 [7]	$ 655,838
Josephine Iannelli.	3,230 [4]	100,271	6,771 [8]	210,240
Marion Colombo	2,093 [5]	64,988	4,387 [9]	136,216
John M. Mercier	2,093 [5]	64,988	4,387 [9]	136,216
Jason Edgar	2,054 [6]	63,777	4,286 [10]	133,080

[1]. Amounts in column (b) represent shares subject to time-vested awards payable in 2026, 2027 and 2028. The amount in column (c) represents the total value of those shares calculated based on $31.05 per share, the closing price of our common stock on December 31, 2025.

[2]. Amounts in column (d) represent shares subject to performance-vested awards payable in 2026, 2027, and 2028 if paid at target level. The amounts in column (e) represent the total value of those shares on December 31, 2025 at the closing price of $31.05 per share. Our standard three-year vesting schedule is applied. More information regarding the terms of the performance shares can be found in the Compensation and Discussion Analysis.

[3]. 3,798 shares will vest on April 23, 2028, and 2,508 shares will vest on April 23, 2027

[4]. 1,945 shares will vest on April 23, 2028, and 1,285 shares will vest on April 23, 2027.

[5]. 1,261 shares will vest on April 23, 2028, and 832 shares will vest on April 23, 2027.

[6]. 1,251 shares will vest on April 23, 2028, and 803 shares will vest on April 23, 2027.

[7]. 9,101 shares will vest on April 23, 2028, and 12,021 shares will vest on April 23, 2027.

[8]. 2,917 shares will vest on April 23, 2028, and 3,854 shares will vest on April 23, 2027.

[9]. 1,892 shares will vest on April 23, 2028, and 2,495 shares will vest on April 23, 2027.

[10]. 1,876 shares will vest on April 23, 2028, and 2,410 shares will vest on April 23, 2027.

STOCK VESTED IN FISCAL YEAR-END 2025

	TIME-VESTED AWARDS[1]		PERFORMANCE VESTED AWARDS[1]	
NAME	NUMBER OF SHARES ACQUIRED ON VESTING	VALUE REALIZED ON VESTING[1]	NUMBER OF SHARES ACQUIRED ON VESTING	VALUE REALIZED ON VESTING[1]
Curtis C. Simard	7,286	$ 212,678	14,414	$ 420,745
Josephine Iannelli.	3,734	108,995	4,623	134,945
Marion Colombo	2,414	70,465	2,986	87,161
John M. Mercier	2,414	70,465	2,986	87,161
Jason Edgar	2,335	68,159	2,890	84,359

[1]. This represents the number and dollar value, respectively, of shares issued in 2025 to NEOs pursuant to awards granted under the 2023-2025, 2024-2026 and 2025-2027 LTI plans. Depending on the plan period, the shares subject to time-vested and performance-vested awards must be held for a period of three years after vesting, or in alignment with our stock ownership guidelines.

No NEOs held stock options as of December 31, 2025.

No NEOs have pension benefits or participated in any nonqualified deferred compensation plan or supplemental executive retirement plan as of December 31, 2025.



EQUITY COMPENSATION PLAN INFORMATION

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (A)[1]	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (B)[2]	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A)) (C)[3]
Equity compensation plans approved by security holders.	84,255	N/A	102,536
Total.	84,255	N/A	102,536

[1.] Represents shares to be issued upon settlement of performance-based restricted stock units ("PSUs") under our 2019 Plan. The PSUs represent the number of shares issuable at target levels of performance.

[2] Does not include shares issuable upon vesting of outstanding PSUs, which have no exercise price and are included in column (A)

[3] Represents the number of shares available for grant under the 2019 Plan.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL

Executive Employment Agreements.

In February 2018, we executed a new employment agreement with Mr. Simard (the "Simard Agreement").

The term of the Simard Agreement is three years from January 1, 2018, with automatic one-year renewals each January 1st thereafter unless we elect not to extend the term of the Simard Agreement by providing Mr. Simard with 90 days' written notice. The Simard Agreement includes certain restrictive covenants with respect to competition and non-solicitation of customers and employees that apply during the term of the Simard Agreement and for a period of one-year following Ms. Iannelli's termination of employment.

Under the terms of the Simard Agreement, Mr. Simard is entitled to receive an annual base salary of $694,900, which amount is not subject to automatic increase, but will be reviewed annually, and further provides that his base compensation will not be reduced downward during the term of the Simard Agreement. Mr. Simard will be eligible to continue to participate in our annual incentive and long-term incentive plans approved by the Board and in our medical, dental, disability, retirement, life insurance, and other employee benefit plans.

If Mr. Simard's employment is terminated by the employer without "cause" or he resigns for "good reason" (each as defined in the Simard Agreement), Mr. Simard is entitled to receive, in addition to accrued benefits, (1) a lump sum payment equal to the base compensation that would have been paid during the remaining unexpired term of the Simard Agreement; (2) insurance continuation for the greater of the remaining unexpired term of the Simard Agreement or the duration of COBRA coverage; (3) payment of a pro-rated amount of any incentive compensation earned for the calendar year of termination; and (4) immediate vesting of all time-based equity awards and vesting at target of all performance-based equity awards.

In addition, if Mr. Simard's employment is terminated by the employer without cause or he resigns for good reason within six months prior to or within twelve months following a change in control (as defined in the Simard Agreement), then, in addition to accrued benefits, he is entitled to receive (1) a lump sum payment equal to three times his base compensation and target bonus in effect during the year of termination; (2) insurance continuation for three years; (3) payment of a pro-rated amount of any incentive compensation earned for the calendar year of termination; and (4) immediate vesting of all time-based equity awards and vesting at target of all performance-based equity awards. If the payment of the severance benefits upon a change in control is determined to constitute an "excess parachute payment" under Code Section 280G, then the payments will be reduced so that no portion of the severance benefits will be non-deductible to us or will be subject to excise taxes.

On March 8, 2024, we renewed an employment agreement with Ms. Iannelli (the "Iannelli Agreement").

The term of the Iannelli Agreement is three years from March 8, 2024, with automatic one-year renewals each March 8th thereafter unless we elect not to extend the term of the Iannelli Agreement by providing Ms. Iannelli with 120 days' written notice. The Iannelli Agreement includes certain restrictive covenants with respect to competition and non-solicitation of customers and employees that apply during the term of the Iannelli Agreement and for a period of one-year following Ms. Iannelli's termination of employment.

Under the terms of the Iannelli Agreement, Ms. Iannelli is entitled to receive an annual base salary of $459,000, which amount is not subject to automatic increase, but will be reviewed annually, and further provides that her base compensation will not be



reduced downward during the term of the Iannelli Agreement. Ms. Iannelli will be eligible to continue to participate in our annual incentive and long-term incentive plans approved by the Board and in our medical, dental, disability, retirement, life insurance, and other employee benefit plans.

If Ms. Iannelli's employment is terminated by the employer without "cause" or she resigns for "good reason" (each as defined in the Iannelli Agreement), Ms. Iannelli is entitled to receive, in addition to accrued benefits, (1) a lump sum payment equal to the three times her base compensation as of termination date and (2) a lump sum payment in an amount equal to the Company's share of monthly premium contributions for medical, health, dental, and vision insurance benefits for Ms. Iannelli and her eligible dependents, if any, for a period of 36 months.

In addition, if Ms. Iannelli's employment is terminated by the employer without cause or she resigns for good reason within six months prior to or within twelve months following a change in control (as defined in the Iannelli Agreement), then, in addition to accrued benefits, Ms. Iannelli is entitled to receive, in addition to accrued benefits, (1) a lump sum payment equal to the three times her base compensation as of termination date plus three times her target annual bonus for such year and (2) a lump sum payment in an amount equal to the Company's share of monthly premium contributions for medical, health, dental, and vision insurance benefits for Ms. Iannelli and her eligible dependents, if any, for a period of 36 months. If the payment of the severance benefits upon a change in control is determined to constitute an "excess parachute payment" under Code Section 280G, then the payments will be reduced so that no portion of the severance benefits will be non-deductible to us or will be subject to excise taxes.

Executive Change in Control Severance Plan.

We have also entered into an Executive Change in Control Severance Plan with BHBT's Executive Vice Presidents, Marion Colombo, John M. Mercier, and Jason P. Edgar, along with eight other management employees. Their agreements provide for severance of salary for a period of 12 to 24 months in the event of both a change of control of the Company and subsequent termination (or constructive termination) within 12 months of a change of control, unless such termination was for cause.

All these agreements were entered into as part of a total compensation program to attract and/or retain qualified executives and not entered into in response to any effort known to the Board by any party or entity to acquire control of the Company.

Equity Awards. Our equity award agreements and the related long-term incentive plan program documents address treatment of equity awards upon termination of employment or change in control. Under these provisions, the awards vest on a prorated basis in case of termination of employment due to death, disability, or retirement (defined as attainment of age 65 or attainment of age 60 with at least 10 years of service), based on actual performance for performance-based awards. Except as set forth in the preceding paragraphs, for any other termination of employment before vesting, the awards forfeit. The award agreements and program documents also provide for full vesting of outstanding equity awards upon the occurrence of a change in control (i.e., without requirement of a subsequent termination of employment), based on target performance in case of performance-based awards.

No Change in Control Excise Taxes. None of these arrangements include payments of excise taxes in case of a change in control. The employment agreements and Executive Change in Control Severance Plan instead provide for a cutback of any parachute payments to the extent a cutback would result in a greater after-tax payment to the executive.

The following table estimates the amount that would have been payable to each NEO under the arrangements described above assuming the applicable employment termination event or change in control had occurred as of the end of the last fiscal year. The value of equity awards that vest is based on the closing price of our common stock at the end of the last fiscal year and assumes target performance in the case of performance-based awards.

TERMINATION AND CHANGE IN CONTROL BENEFITS

TERMINATION EVENT	CURTIS C. SIMARD	JOSEPHINE IANNELLI	MARION COLOMBO	JOHN M. MERCIER	JASON EDGAR
Termination Without Cause or With Good Reason—Not in Connection with Change in Control					
Cash severance	$ 2,280,000	$ 1,461,000	—	—	—
Pro rata bonus	627,000	292,200	—	—	—
Benefits	71,548	71,584	—	—	—
Equity vesting	1,409,322	529,431	—	—	—
Total	**$ 4,387,870**	**$ 2,354,214**	**—**	**—**	**—**
Termination Without Cause or With Good Reason—In Connection with Change in Control[1]					
Cash severance	$ 4,161,000	$ 2,337,600	$ 722,000	$ 722,000	$ 716,000
Pro rata bonus	627,000	292,200	—	—	—
Benefits	71,548	71,584	23,861	17,588	23,861
Equity vesting	1,409,322	529,431	342,786	342,786	334,289
Total	**$ 6,268,870**	**$ 3,230,814**	**$ 1,088,648**	**$ 1,082,374**	**$ 1,074,150**
Death, Disability or Retirement[2]					
Cash severance	$ 760,000	$ 487,000	—	—	—
Pro rata bonus	—	—	—	—	—
Benefits	—	—	—	—	—
Equity vesting	557,700	218,934	141,592	141,592	137,441
Total	**$ 1,317,700**	**$ 705,934**	**$ 141,592**	**$ 141,592**	**$ 137,441**
Any Other Termination of Employment					
Cash severance	—	—	—	—	—
Pro rata bonus	—	—	—	—	—
Benefits	—	—	—	—	—
Equity vesting	—	—	—	—	—
Total	**—**	**—**	**—**	**—**	**—**

[1.] The termination of employment is in connection with a change in control if, (a) for Mr. Simard and Ms. Iannelli, it occurs in anticipation of, or within 12 months after, a change in control, and, (b) for the other NEOs, it occurs within 12 months after a change in control.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the ("Dodd-Frank Act"), and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. For further information concerning the Company's variable pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to the Compensation Discussion and Analysis."

The following tables set forth information concerning the compensation of our NEOs for the fiscal years ending December 31, 2021, 2022, 2023, 2024, and 2025.

YEAR (a)	SUMMARY COMPENSATION TABLE TOTAL FOR PRINCIPAL EXECUTIVE OFFICER (PEO) (b)[1]	COMPENSATION ACTUALLY PAID TO PEO (c)[2]	AVERAGE SUMMARY COMPENSATION TABLE TOTAL NON-PEO FOR OTHER NAMED EXECUTIVE OFFICERS (NON-PEO NEOs)) (d)[3]	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NEOs (e)[4]	VALUE OF INITIAL $100 FIXED INVESTMENT BASED ON: TOTAL SHAREHOLDER RETURN (TSR) (f)[5]	VALUE OF INITIAL $100 FIXED INVESTMENT BASED ON: TSR OF PEER GROUP (g)[6]	NET INCOME (IN THOUSANDS) (h)[7]	COMPANY - SELECTED MEASURE- ADJUSTED RETURN ON ASSETS (i)[8]
2025. . .	$ 1,925,946	$ 1,951,256	$ 792,169	$ 799,217	$ 156.37	$ 132.22	$ 52,113	1.20%
2024. . .	1,869,311	$ 2,125,798	$ 763,283	$ 811,297	$ 147.91	$ 121.52	$ 43,544	1.09%
2023. . .	1,839,140	1,626,649	741,966	705,403	136.30	103.71	44,852	1.15%
2022. . .	1,809,632	1,889,352	706,885	750,137	142.65	108.65	43,557	1.17%
2021. . .	1,661,531	1,970,250	618,349	720,925	124.33	108.25	39,299	1.10%

[1]. The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Simard (our CEO) for each corresponding year in the "Total" column of the Summary Compensation Table.

[2]. The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Simard, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Simard during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Simard's total compensation for fiscal year 2025 to determine the compensation actually paid in 2025:

YEAR	REPORTED SUMMARY COMPENSATION TABLE TOTAL FOR PEO	REPORTED VALUE OF EQUITY AWARDS[a]	EQUITY AWARD ADJUSTMENTS[b]	COMPENSATION ACTUALLY PAID TO PEO
2025.	$ 1,925,946	$ (494,000)	$ 519,310	$ 1,951,256

[a] The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" column in the Summary Compensation Table.

[b] The equity award adjustments for fiscal year 2025 include the addition (or subtraction, as applicable) of the following: (1) the fiscal year-end fair value of any equity awards granted in 2025 that are outstanding and unvested as of the end of fiscal year 2025; (2) the amount of change as of the end of fiscal year 2025 (from the end of the prior fiscal year) in the fair value of any awards granted in prior fiscal years that are outstanding and unvested as of the end of fiscal year 2025; (3) for awards that are granted and vest in fiscal year 2025, the fair value as of the vesting date; (4) for awards granted in prior fiscal years that vest in fiscal year 2025, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in the fair value; (5) for awards granted in prior fiscal years that are determined to fail to meet the applicable vesting conditions during fiscal year 2025, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (6) the dollar value of any dividends or other earnings paid on stock or option awards in fiscal year 2025 prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for fiscal year 2025. The amounts added or subtracted to determine the adjusted amount are as follows:

YEAR	YEAR END FAIR VALUE OF EQUITY AWARDS GRANTED DURING THE YEAR	CHANGE IN FAIR VALUE OF OUTSTANDING AND UNVESTED EQUITY AWARDS AT YEAR END GRANTED IN PRIOR YEARS	FAIR VALUE AT THE END OF THE PRIOR YEAR OF EQUITY AWARDS THAT FAILED TO MEET VESTING CONDITIONS IN THE YEAR	CHANGE IN FAIR VALUE OF EQUITY AWARDS GRANTED IN PRIOR YEARS THAT VESTED IN THE YEAR	VALUE OF DIVIDENDS OR OTHER EARNINGS PAID ON EQUITY AWARDS NOT OTHERWISE REFLECTED IN FAIR VALUE OR TOTAL COMPENSATION	TOTAL EQUITY AWARD ADJUSTMENTS
2025	$ 459,478	$ 1,456	$ -	$ 16,667	$ 41,710	$ 519,310

3. The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's NEOs as a group (excluding Mr. Simard, who has served as our CEO since 2013) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding Mr. Simard), including for purposes of calculating the average amounts in each applicable year are as follows: (i) Josephine Iannelli, Marion Colombo, John M. Mercier, and Jason Edgar

4. The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Mr. Simard), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Mr. Simard) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (excluding Mr. Simard) for each year to determine the compensation actually paid, using the same methodology described above in Footnote 2:

YEAR	AVERAGE REPORTED SUMMARY COMPENSATION TABLE TOTAL FOR NON-PEO NEOs	AVERAGE REPORTED VALUE OF EQUITY AWARDS	AVERAGE EQUITY ADJUSTMENTS	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NEOs
2025.	$ 792,169	$ (143,200)	$ 150,249	$ 799,217

The amounts deducted or added in calculating the total average equity award adjustments are as follows:

YEAR	AVERAGE YEAR END FAIR VALUE OF EQUITY AWARDS GRANTED DURING THE YEAR	AVERAGE CHANGE IN FAIR VALUE OF OUTSTANDING AND UNVESTED EQUITY AWARDS AT YEAR END GRANTED IN +PRIOR YEARS	AVERAGE FAIR VALUE AT THE END OF THE PRIOR YEAR OF EQUITY AWARDS THAT FAILED TO MEET VESTING CONDITIONS IN THE YEAR	AVERAGE CHANGE IN FAIR VALUE OF EQUITY AWARDS GRANTED IN PRIOR YEARS THAT VESTED IN THE YEAR	AVERAGE VALUE OF DIVIDENDS OR OTHER EARNINGS PAID ON EQUITY AWARDS NOT OTHERWISE REFLECTED IN FAIR VALUE OR TOTAL COMPENSATION	TOTAL AVERAGE EQUITY AWARD ADJUSTMENTS
2025. . . .	$ 133,158	$ 1,924	$ -	$ 3,124	$ 12,043	$ 150,249

5. Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.

6. Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the Compensation Peer Group. Our Compensation Peer Group for the 2025 reporting year is disclosed under the heading "Market Benchmarking and Performance Comparisons" and found on page 37 of this proxy statement.

7. The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

8. This is a non-GAAP measure that excludes gains or losses on sale of securities, gains or losses on sale of premises and equipment, gains or losses on other real estate owned, losses on extinguishments of debt, acquisition, conversion and other non-recurring expenses, net of tax.

RELATIONSHIP BETWEEN PAY AND PERFORMANCE

PEO and Non-PEO Compensation Actually Paid and TSR and Peer TSR



PEO and Non-PEO Compensation Actually Paid and Net Income



PEO and Non-PEO Compensation Actually Paid and Adjusted Return on Assets



KEY PERFORMANCE MEASUREMENTS

The Company considers the following the most important financial performance measures it used to link executive compensation actually paid to its NEOs, for the most recently completed fiscal year, to company performance:

- Adjusted net income (non-GAAP)[8]
- Adjusted return on assets (non-GAAP)[8]
- Adjusted return on equity (non-GAAP)[8]
- Non-performing loans to total loans ratio
- Efficiency ratio[8]

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Act (the "Dodd-Frank Act"), and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of Curtis C. Simard, our CEO as of the end of 2025, our last completed fiscal year:

CEO PAY RATIO		
CEO Annual Total Compensation	$	1,431,946
Median Employee Annual Total Compensation	$	65,285
CEO to Median Employee Pay Ratio		21.93

Based on this information, we reasonably estimate that for 2025 our CEO's annual total compensation was approximately 22 times that of the median of the annual total compensation of all our employees.

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of our median employee and our CEO for this purpose, we took the following steps:

- In accordance with Item 402(u), we are electing to identify a "median employee" every three years unless a significant change in employee population or employee compensation arrangements has occurred.

- We identified the "median employee" from our employee population excluding the CEO by including the annualized base salary calculated on their November 16, 2025 compensation rate, overtime, incentives, commissions, matching contributions to participants in our 401(k) plan, and the taxable value of employer paid life insurance. We annualized the compensation of the employees who were hired in 2025 but did not work for us for the entire fiscal year.

- Since we do not widely distribute annual equity awards to our employees, such awards were excluded from our compensation measure.

We identified our median employee using compensation measures identified in Section 953(b) consistently applied to all our employees included in the calculation.

Proposal 3:
Ratification of Appointment of Independent Registered Public Accounting Firm

Our Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of our independent registered public accounting firm, and is involved in the selection of the firm's lead engagement partner. Annually the Audit Committee will evaluate the independent public accounting firm's qualifications, assess the firm's quality of service, the firm's sufficiency of resources, the quality of the communication and interaction with the firm, and the firm's independence, objectivity, and professional skepticism. The Audit Committee also considers the advisability and potential impact of selecting a different independent public accounting firm.

The Audit Committee has appointed Crowe LLP ("Crowe") as our independent registered public accounting firm for our fiscal year ending December 31, 2025. Although the Company's shareholders are not required to vote on the appointment of the Company's independent registered accounting firm, our Board is asking shareholders to ratify Crowe's appointment. The Audit Committee considers Crowe to be well qualified. In the absence of contrary specification, the proxy holders will vote proxies received in response to this solicitation in favor of ratification of the appointment. If our shareholders do not ratify Crowe's appointment, the Audit Committee will consider changing our independent registered public accounting firm for the fiscal year ending December 31, 2025.

Whether or not shareholders ratify Crowe's appointment, the Audit Committee may appoint a different independent registered public accounting firm at any time if it determines that such a change is appropriate. Crowe has advised the Audit Committee that it is an independent accounting firm with respect to our Company and our subsidiaries in accordance with the requirements of the SEC and the Public Company Accounting Oversight Board. Representatives of Crowe are expected to be present at the Annual Meeting, and they will have an opportunity to make a statement, if they choose to do so. In addition, representatives of Crowe are expected to be available to respond to appropriate shareholder questions at the Annual Meeting.

VOTE REQUIRED

Please see "Voting Requirements Summary Table" on page 4 of this proxy statement regarding the specifics of the vote required

| PROPOSAL | 3 | PAGE #56 |  | OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE "FOR" RATIFICATION OF THE AUDIT COMMITTEE'S APPOINTMENT OF CROWE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR OUR FISCAL YEAR ENDING DECEMBER 31, 2025. |

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PRINCIPLE ACCOUNTING FEES AND SERVICES

As previously reported in our Current Report on Form 8-K filed on March 14, 2025, the Company reported that the Audit Committee approved the dismissal of RSM US LLP ("RSM"), the Company's former independent registered public accounting firm, and formally notified RSM that they would not be retained as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025.

RSM's reports on the Company's financial statements for the fiscal years ended December 31, 2024 and 2023 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the Company's fiscal years ended December 31, 2024 and 2023 and through March 11, 2025, there were no disagreements with RSM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of RSM, would have caused RSM to make reference to the subject matter of the disagreements in their report on the financial statements for such years. During the Company's fiscal years ended December 31, 2024 and 2023 and through March 11, 2025, there were no "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K.

The following is a summary of the fees incurred for professional services rendered by the independent registered public accounting firms for the fiscal years ended December 31, 2025(Crowe LLP) and December 31, 2024 (RSM) following table summarizes the audit fees for the fiscal years ended December 31, 2025, and December 31, 2024.

SERVICE	2025	2024
Audit Fees[1]	$ 850,500	$ 504,473
Audit-Related Fees[2]	59,850	73,962
Tax Fees		
All Other Fees	—	—
Total	$ 910,350	$ 578,435

[1] Includes services relating to the audit of annual consolidated financial statements, review of quarterly consolidated financial statements, statutory audits, comfort letters, and consents and review of documentation filed with SEC-registered and other securities offerings.

[2] Includes services related to assistance with general accounting matters, work performed on acquisitions and divestitures, employee benefit plan audits and assistance with statutory audit matters.

PRE-APPROVAL POLICIES AND PROCEDURES

Audit Committee policies and procedures require the Audit Committee Chair to pre-approve all audits and non-audit services and report such pre-approvals to the Audit Committee at its next regularly scheduled meeting.

No services were rendered for financial information systems design and implementation or internal audit.

The Audit Committee has considered the compatibility of the non-audit services furnished by our auditing firm with the firm's need to be independent.

The Audit Committee pre-approved 100% of the services performed by Crowe pursuant to the policies outlined above.

Other Matters

NOMINATIONS BY SHAREHOLDERS AND OTHER SHAREHOLDER PROPOSALS

Our Bylaws and Governance Committee Charter provide that we consider nominees for election to the Board recommended by our shareholders if those nominations are made in the same manner provided for under our Bylaws with regard to typical shareholder proposals. These procedures require in part, that to be timely, a shareholder's notice shall be delivered to the Clerk at our principal executive offices no later than the close of business of the 120th day (i.e., January 7, 2027) nor earlier than the close of business on the 150th day (i.e., December 8, 2026) prior to the first anniversary of the preceding year's annual meeting of shareholders (unless the date of the 2026 annual meeting is advanced by more than 30 days before or delayed by more than 60 days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting of shareholders and not later than the close of business on the later of the 90th day prior to such annual meeting of shareholders or the 10th day following the day on which public announcement of the date of such meeting is first made).

In addition to satisfying the requirements of the Bylaws, to comply with the requirements set forth in Rule 14a-19 of the Exchange Act (the universal proxy rules), shareholders who intend to solicit proxies in support of director nominees other than the Board's nominees must also provide written notice to the Clerk at our principal executive offices that sets forth all the information required by Rule 14a-19 of the Exchange Act. Such notice must be postmarked or transmitted electronically to the Company at our principal executive offices no later than March 8, 2027.

The shareholder's notice shall include:

- (1) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A of the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (2) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past 3 years, and any other material relationships, between or among such shareholder and beneficial owner, if any, and their respective affiliates and associates, or any other person or persons (including their names) acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or any other person or persons (including their names) acting in concert therewith, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 promulgated under Regulation S-K if the shareholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant, (3) with respect to each nominee for election or reelection to the Board of Directors, include the completed and signed questionnaire, representation and agreement required by our Bylaws, and (iv) an undertaking to notify the Company in writing of any change in the information called for by clauses (1), (2), and (3) as of the record date for such meeting, by notice received by the Clerk at the principal executive offices of the Company not later than the 10th day following such record date;

- for any other business that the shareholder proposes to bring before the meeting, a brief description of the business to be brought before the meeting, the reasons for conducting such business at the meeting, any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made, and the names and addresses of other shareholders known by the shareholder proposing such business to support the proposal, and the class and number of shares of our capital stock beneficially owned by the other shareholders;

- for the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (1) the name and address of such shareholder, as they appear on our books, and of such beneficial owner, and (2) the class and number of shares of our common stock, which are owned beneficially and of record by such shareholder and such beneficial owner. Shareholder proposals submitted pursuant to Rule 14a-8 of the Exchange Act for inclusion in our proxy statement and form of proxy for the 2026 annual meeting of shareholders must be received by us no later than November 16, 2026. Any such proposal must also comply with the requirement as to form and substance established by the SEC for such a proposal to be included in the proxy statement and form of proxy.

Proposals should be addressed to Curtis C. Simard, President and CEO, Bar Harbor Bankshares, 82 Main Street, P.O. Box 400, Bar Harbor, Maine 04609. If our Governance Committee determines that any shareholder proposal (including a nomination for election of a director) was not made in a timely fashion or that information provided in the notice does not fulfill the information requirements set forth above in any material respects, such proposal will not be presented for action at the annual meeting of shareholders for which it is proposed. If a shareholder should propose a candidate, our Governance Committee would evaluate that candidate based on the criteria noted in this proxy statement.

COMMUNICATION WITH BOARD

Our shareholders and other interested persons who want to communicate with the Board, any individual director, the non-management directors as a group, or any other group of directors, can write to:

Chair of the Board
Bar Harbor Bankshares
82 Main Street
P.O. Box 400
Bar Harbor, ME 04609

Written communications addressed to the Board received by us from shareholders will be shared with the full Board no later than the next regularly scheduled Board meeting.

DELIVERY OF DOCUMENTS TO SECURITY HOLDERS SHARING AN ADDRESS

SEC rules permit us to deliver a single copy of our 2026 Annual Report to Shareholders and this proxy statement to two or more shareholders who share an address, unless we have received contrary instructions from one or more of the security holders. This delivery method, which is known as "householding," can reduce our expenses for printing and mailing. Any shareholder of record at a shared address to which a single copy of the documents was delivered may request a separate copy of the 2026 Annual Report to Shareholders and this proxy statement by (a) calling 1-888-853-7100, (b) sending a letter to us at 82 Main Street, P.O. Box 400, Bar Harbor, Maine 04609, Attn: Investor Relations, or (c) sending us an e-mail at InvestorRelations@barharbor.bank. Shareholders of record who wish to receive separate copies of these documents in the future may also contact us as stated above. Shareholders of record who share an address and are receiving multiple copies of our Annual Report to Shareholders and proxy statements may contact us as stated above to request delivery of a single copy of such documents. Shareholders who hold their shares in "street name" and who wish to obtain copies of these proxy materials should follow the instructions on their voting instruction forms or contact the holders of record.

SOLICITATION OF PROXIES

We will pay all expenses of preparing, printing and mailing, and making available over the internet, the Annual Meeting proxy materials, as well as all other expenses of soliciting proxies for the Annual Meeting on behalf of our Board. Alliance Advisors will solicit proxies by personal interview, mail, telephone, facsimile, email, Internet or other means of electronic transmission and will request brokerage houses, banks, and other custodians, nominees and fiduciaries to forward soliciting material to the beneficial owners of common stock held of record by these persons. We will pay a fee of approximately $15,000 to Alliance Advisors for its services and will reimburse it for payments made to brokers and other nominees for their expenses in forwarding soliciting material. In addition, certain of our directors, officers and other employees, who will receive no compensation in addition to their regular salary or other compensation, may solicit proxies by personal interview, mail, telephone, facsimile, email, internet or other means of electronic transmission.

OTHER BUSINESS

As of the date of this proxy statement, the Board knows of no other matters that will be presented for consideration at the Annual Meeting other than as described in this proxy statement. If any other business, matter, or proposal shall properly come before the Annual Meeting and be voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters. The person named as proxies intend to vote or not to vote in accordance with the recommendation of the Board.

By Order of the Board of Directors

Kirstie A. Carter

Kirstie A. Carter, Corporate Clerk & Secretary

Appendix A

AUDIT COMMITTEE REPORT

To the Board of Directors of Bar Harbor Bankshares:

The Audit Committee of the Board of Directors consists entirely of members who meet the independence requirements of the listing standards of the NYSE American LLC and the rules and regulations of the United States Securities and Exchange Commission (the "SEC"), as determined by the Board of Directors. The Audit Committee is responsible for providing independent, objective oversight of the financial reporting processes and internal controls of Bar Harbor Bankshares. The Audit Committee operates under a written charter approved by the Board of Directors. A copy of the current charter is available on Bar Harbor Bankshares' website at *www.barharbor.bank/about-us/shareholder-relations/governance*

Management is responsible for Bar Harbor Bankshares' system of internal control and financial reporting processes, for the preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles and for the annual report on Bar Harbor Bankshares' internal control over financial reporting. The independent auditor is responsible for performing an independent audit of Bar Harbor Bankshares' consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB"), and for issuing a report on the financial statements and the effectiveness of Bar Harbor Bankshares' internal control over financial reporting. The Audit Committee's responsibility is to monitor and oversee these processes. Audit Committee members do not serve as professional accountants or auditors for Bar Harbor Bankshares, and their functions are not intended to duplicate or certify the activities of Bar Harbor Bankshares' management or independent auditor.

Consistent with its monitoring and oversight responsibilities, the Audit Committee met with management, Crowe LLP ("Crowe"), the independent auditor of Bar Harbor Bankshares, to review and discuss the December 31, 2025, audited consolidated financial statements.

In connection with its review of Bar Harbor Bankshares' consolidated financial statements for fiscal year 2025, the Audit Committee has:

- Reviewed and discussed the audited consolidated financial statements with Bar Harbor Bankshares' management;

- Discussed with Bar Harbor Bankshares' independent registered public accounting firm those matters required to be discussed by the applicable requirements of the PCAOB and the SEC;

- Received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and discussed with the independent registered public accounting firm, the independent registered public accounting firm's independence; and

- Approved the audit and non-audit services of the independent registered public accounting firm for 2025.

Management completed the documentation, testing and evaluation of Bar Harbor Bankshares' system of internal control over financial reporting as of December 31, 2025 as required by Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee received periodic updates from management and RSM at Audit Committee meetings throughout the year and provided oversight of the process. Prior to filing Bar Harbor Bankshares' Annual Report on Form 10-K for the fiscal year ended December 31, 2025, on the Form 10-K (the "Form 10-K"), with the SEC, the Audit Committee also reviewed management's report on the effectiveness of Bar Harbor Bankshares' internal control over financial reporting contained in the Form 10-K, as well as the Report of Independent Registered Public Accounting Firm provided by Crowe and also included in the Form 10-K. Crowe report included in the Form 10-K related to its audit of Bar Harbor Bankshares' consolidated financial statements and the effectiveness of Bar Harbor Bankshares' internal control over financial reporting.

Based upon the Audit Committee's discussions with management and Crowe and the Audit Committee's review of the information provided by, and the representations of, management and Crowe, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements as of and for the year ended December 31, 2025 be included in the Form 10-K.

Audit Committee of the Board:

David M. Colter, Chair	Brian D. Shaw
Daina H. Belair	Heather D. Jones



ANNUAL MEETING OF SHAREHOLDERS

Time and date: 10:00 a.m., Eastern Daylight Time, on Thursday, May 7, 2026

Record date: Close of business on March 2, 2026

Attendance: Shareholders as of the record date may participate in the Annual Meeting:

In Person: Bar Harbor Club
111 West Street
Bar Harbor, Maine 04609

How to vote: Over the internet at *www.proxyvote.com*, by telephone at 1-800-690-6903, or in person at the Annual Meeting, or by mail addressed to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717 The deadline for transmitting Internet, telephone, and email voting is up until 11:59 p.m. Eastern Daylight Time on May 6, 2026 for shares held directly and by 11:59 p.m. Eastern Daylight Time on May 4, 2026 for shares held in a Plan. Please have your proxy card in hand when utilizing these other forms of voting.

Votes: Shareholders as of the record date will be entitled to one vote at the Annual Meeting for each outstanding share of common stock

Common stock outstanding as of record date: 16,742,104 shares

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission File Number: 001-13349



BAR HARBOR BANKSHARES
(Exact name of registrant as specified in its charter)

Maine	**01-0393663**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

PO Box 400	
82 Main Street, Bar Harbor, ME	**04609-0400**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(207) 669-6784**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $2.00 per share	BHB	NYSE American

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definition of "large accelerated filer," "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐	Smaller Reporting Company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of Bar Harbor Bankshares was $447,663,721 based on the closing sale price of the common stock on the NYSE American on June 30, 2025, the last trading day of the registrant's most recently completed second quarter.

The Registrant had 16,742,104 shares of common stock, par value $2.00 per share, outstanding as of March 6, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement for the 2026 Annual Meeting of Shareholders, to be filed within 120 days after December 31, 2025 are incorporated by reference into Part III this Annual Report on Form 10-K.

BAR HARBOR BANKSHARES AND SUBSIDIARIES
FORM 10-K

INDEX

The Company conducts business operations principally through Bar Harbor Bank & Trust, which may be referred to as the Bank and which is a subsidiary of Bar Harbor Bankshares. Unless the context requires otherwise, references in this Annual Report on Form 10-K to "our Company, "our," "us," "we" and similar terms refer to Bar Harbor Bankshares and its subsidiaries, including the Bank, collectively.

PART I

ITEM 1. BUSINESS.

FORWARD-LOOKING STATEMENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 10-K (the "Form 10-K" or "Annual Report") that are not historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this Form 10-K the words "believe," "anticipate," "expect," "may," "will," "assume," "should," "predict," "could," "would," "intend," "targets," "estimates," "projects," "plans," and "potential," and other similar words and expressions of the future, are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements about our future financial and operating results and plans, objectives, and intentions. All forward-looking statements are subject to risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of our company to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from the statements, including, but not limited to:

- changes in general business and economic conditions on a national basis and in our markets throughout Northern New England;
- changes in consumer behavior due to political, business, and economic conditions, including inflation and concerns about liquidity;
- the possibility that our asset quality could decline or that we experience greater loan losses than anticipated;
- the impact of liquidity needs on our results of operations and financial condition;
- changes in the size and nature of our competition;
- the effect of interest rate increases on the cost of deposits;
- unanticipated weakness in loan demand, pricing or collectability;
- the effect of interest rate increases on the cost of deposits;
- unanticipated weakness in loan demand or loan pricing;
- the possibility that future credit losses are higher than currently expected due to changes in economic assumptions or adverse economic developments;
- operational risks including, but not limited to, changes in information technology, cybersecurity incidents, fraud, natural disasters, climate change, war, terrorism, civil unrest, and future pandemics;
- lack of strategic growth opportunities or our failure to execute on available opportunities;
- failure to realize the expected synergies, cost savings and other financial benefits from the acquisition of Guaranty Bancorp, Inc.;
- our ability to effectively manage problem credits;
- our ability to successfully develop new products and implement efficiency initiatives on time and with the results projected;
- our ability to retain executive officers and key employees and their customer and community relationships;
- regulatory, litigation, and reputational risks and the applicability of insurance coverage;
- changes in the reliability of our vendors, internal control systems or information systems;
- the impacts of tariffs, sanctions and other trade policies of the United States and its global trading counterparts;
- changes in legislation or regulation and accounting principles, policies, and guidelines;
- reductions in the market value or outflows of wealth management assets under management; and
- changes in the assumptions used in making such forward-looking statements.

Other factors not identified above, including those described in the Annual Report under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Most of these factors are difficult to anticipate and are generally beyond our control. You should consider these factors in connection with considering any forward-looking statements that may be made by us. We undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless we are required to do so by law.

GENERAL

Bar Harbor Bankshares (the "Company," "we," "our" or "us" or similar terms) is the parent company of Bar Harbor Bank & Trust (the "Bank"), which is the only community bank headquartered in Northern New England with branches in Maine, New Hampshire, and Vermont. The Bank is a regional community bank that thinks differently about banking. The Bank provides the technology offerings and capabilities of larger banks, accompanied by access to local decision makers who are acutely focused on their local markets. Having recently celebrated the 139th anniversary of the Bank's founding, we remain focused on helping our customers achieve their goals as the key to the Bank's success. With over 450 dedicated professionals and more than 60 locations, we are committed to servicing and building enduring relationships by providing a higher standard of banking. We offer a variety of financial products and services designed around our customers in order to serve their banking and financial needs. Through these efforts, we continue to be a relationship-focused community bank, maintaining our credit quality and serving businesses, entrepreneurs, and individuals within our footprint. Our corporate goal is to be one of the most consistently high performing community banks in New England, and our business model is centered on the following:

- Employee and customer experience is the foundation of superior performance, which leads to significant financial benefit to shareholders
- Geography, heritage, and performance are key while remaining true to a community-focused culture
- Commitment to risk management while balancing growth and earnings
- Service and sales driven culture with a focus on core business growth
- Fee income is fundamental to our profitability through trust and treasury management services, customer derivatives, and secondary market mortgage sales
- Investment in processes, products, technology, training, leadership, and infrastructure
- Expansion of our brand and business to deepen market presence
- Opportunity and growth for existing employees while adding catalyst recruits across all levels

Shown below is a profile and geographical footprint of the Bank as of December 31, 2025:



Personal Banking · Business Banking · Wealth Management
Over 50 locations in Maine, New Hampshire & Vermont

- Assets: $4.7 billion
- New England Footprint
- Maine Headquarters
- Market Capitalization: $519 million
- Dividend Yield: 4.12%
- NYSE American: BHB



We serve established and growing markets in Maine, New Hampshire, and Vermont with more than 48 thousand, 73 thousand, and 23 thousand customers, respectively in those states. Within these markets, tourism, agriculture, and fishing industries remain strong and continue to drive economic activity. These core markets have also maintained their strength through diversification into various service industries.

Maine

We have 22 full-service branches in operation and two wealth management offices principally located in the regions of downeast, midcoast, and central Maine, which are generally characterized as rural areas. We also have a commercial loan production office in Portland, Maine. In Maine, we consider our primary market areas to be Hancock, Penobscot, Washington, Kennebec, Knox, and Sagadahoc counties. The economies in these counties are based primarily on tourism, healthcare, fishing and lobstering, agriculture, state government, and small local businesses. They are also supported by a large contingent of retirees.

New Hampshire

We have 30 full-service branches in operation and five wealth management offices in New Hampshire located in the Lake Sunapee, Upper Valley, Northern New Hampshire, and Merrimack Valley regions. There are several distinct markets within each of these regions. The towns or cities of Nashua, Manchester, and Concord are considered part of the Merrimack Valley. Nashua, New Hampshire is a regional commercial, entertainment, and dining destination. With its border to Massachusetts, it also enjoys a vibrant high-tech industry and a robust retail industry due in part to New Hampshire's absence of a sales tax. The Upper Valley region of New Hampshire includes the towns of Lebanon and Hanover, which are home to Dartmouth-Hitchcock Medical Center and Dartmouth College, respectively. Northern New Hampshire includes the communities of Woodsville, Plymouth, and Littleton, with Littleton serving as the region's primary economic hub. The regional economy is largely driven by tourism and agriculture. The Lake Sunapee market is a popular year-round recreation and resort area that includes both Lake Sunapee and Mount Sunapee and includes the towns of Claremont, New London, and Newport.

Vermont

We have 10 full-service branches in operation in Vermont. The branches are primarily located in central Vermont within Rutland, Windsor, and Orange counties. These markets are home to many attractions, including Killington Mountain and the city of Rutland. Popular vacation destinations in this region include Woodstock and Brandon.

SUBSIDIARY ACTIVITIES

Bar Harbor Bankshares is a legal entity separate and distinct from its first-tier bank subsidiary, Bar Harbor Bank & Trust, and its second-tier subsidiaries, Bar Harbor Wealth Management ("BHWM") and Cottage Street Corporation.

There are two Connecticut statutory trusts for which all of the common stock is owned by the Company. These capital trusts are unconsolidated, and their only material asset is a $20.6 million trust preferred security related to the junior subordinated debentures reported in Note 8 – Borrowed Funds of the Consolidated Financial Statements.

AVAILABLE INFORMATION

Annual, quarterly, and current reports, proxy statements and other information are required to be filed with the Securities and Exchange Commission ("SEC"). The SEC maintains a website at www.sec.gov that contains reports, proxy statements, and information statements, and other information regarding issuers that file electronically with the SEC.

The Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and amendments to those documents filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are also available free of charge on our website at www.barharbor.bank under the Shareholders Relations link as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC.

Our Code of Ethics for Senior Financial Officers, Code of Conduct and Business Ethics, Securities and Insider Trading Policy and the charters of our Board of Directors' audit committee, governance committee, and compensation and human resources committee are also available on our website (www.barharbor.bank) and in print free of charge to any shareholder who requests them. Requests should be sent by mail to our corporate secretary at our executive office. We intend to disclose on our website any amendments or waivers to our Code of Ethics for Senior Financial Officers or Code of Conduct and Business Ethics that are required to be disclosed pursuant to Item 5.05 of Form 8-K.

Investors should note announcements of material information to investors and others are performed using SEC filings, press releases, and postings on our website (www.barharbor.bank), including news and announcements regarding financial performance, key personnel, brands, and business strategy. Information posted on the corporate website could be deemed material to investors. Investors are encouraged to review the information posted on these channels. Updates may be made, from time to time, to the list of channels used to communicate information that could be deemed material, and any such change will be posted on www.barharbor.bank. The information on the website is not, and shall not be deemed to be, a part hereof or incorporated into this or any other filings with the SEC.

COMPETITION

Major competitors in our market areas include local independent banks, local branches of large regional and national bank affiliates, thrift institutions, savings and loan institutions, mortgage companies, and credit unions.

We effectively compete with other financial institutions by emphasizing quality customer service, making decisions at the local level, maintaining long-term customer relationships, building customer loyalty, and providing products and services designed to address customers' specific needs. However, no assurance can be provided regarding the ongoing ability to compete effectively with other financial institutions in the future.

No part of the business is materially dependent upon one or a few customers or upon a particular industry segment, the loss of which would have a material adverse impact on our results of operations.

LENDING ACTIVITIES

General

Loans are originated in four basic portfolio categories, which are discussed below. These portfolios include the categories commercial real estate, commercial and industrial, residential real estate and other consumer loans. Loan interest rates and other key loan terms are affected principally by our lending policy, asset/liability strategy, loan demand, competition, and the supply of money available for lending purposes. The amount of long-term fixed-rate lending and adjustable-rate lending is monitored according to the Bank's interest rate management policy. Loans originated are held for investment except for certain residential mortgages that are underwritten with the intention to be sold in the secondary mortgage market.

Loan Portfolio Analysis

The following table sets forth the year-end composition of the loan portfolio in dollar amounts and as a percentage of the portfolio for the years indicated. Further information about the composition of the loan portfolio is contained in Note 4 – *Loans and Allowance for Credit Losses* of the Consolidated Financial Statements.

(in thousands, except percentages)	2025		2024	
	Amount	% of Total	Amount	% of Total
Commercial construction	$ 213,779	6 %	$ 131,617	4 %
Commercial real estate owner occupied	385,843	11	302,074	10
Commercial real estate non-owner occupied	1,450,597	40	1,358,903	43
Municipal and other	43,106	1	44,275	2
Commercial and industrial	315,370	9	319,766	10
Residential real estate	1,068,413	30	888,251	28
Home equity	114,484	3	94,141	3
Consumer other	14,267	—	8,069	—
Total loans	$ 3,605,859	100 %	$ 3,147,096	100 %

Commercial Loan Exposure and Industries

All commercial loans are assigned Standard Industrial Classification codes, North American Industry Classification System codes, and state and county codes. The following table summarizes the major industries of the commercial loan portfolio as of December 31, 2025 and 2024:

(in thousands, except percentages)	2025			2024		
	Loans	Total Exposure	% of Total Portfolio	Loans	Total Exposure	% of Total Portfolio
Real Estate and Rental and Leasing	$ 1,205,510	$ 1,375,241	50 %	$ 1,109,613	$ 1,286,712	51 %
Accommodation and Food Services	520,229	553,887	22	415,321	444,028	19
Health Care and Social Assistance	106,933	115,639	4	96,767	105,873	4
Retail Trade	95,021	112,872	4	77,771	95,424	4
Wholesale Trade	66,283	123,771	3	62,832	112,913	3
Agriculture, Forestry, Fishing and Hunting	54,366	60,700	2	47,591	58,335	2
Finance and Insurance	53,524	117,889	2	79,692	117,718	4
Construction	46,642	80,033	2	23,817	67,060	1
Educational Services	44,024	54,451	2	47,635	56,855	2
Public Administration	36,256	42,973	2	37,106	38,191	2
Arts, Entertainment, and Recreation	31,930	43,150	1	29,794	32,221	1
Manufacturing	27,284	53,976	1	36,627	56,644	2
Transportation and Warehousing	13,104	15,781	1	12,069	14,411	1
All other	107,589	133,692	4	80,000	115,435	4
Total commercial loans	$ 2,408,695	$ 2,884,055	100 %	$ 2,156,635	$ 2,601,820	100 %

Within our non-owner-occupied commercial real estate portfolio (considered "Commercial construction" and "Commercial real estate non-owner occupied" above), the top 10 loans represent approximately 18.1% of total commercial real estate loans outstanding. The average loan size in the CRE segment is approximately $1.8 million. Delinquencies within the segment were nominal at less than 0.02% as a percentage of the total segment as of December 31, 2025. Maximum loan-to-value ratios at origination are governed by established policy and regulatory guidelines. The weighted average loan-to-value ratio for the top 10 loans within the non-owner occupied segment was 61.0% as of December 31, 2025. The top 10 office loans represent approximately 7.6% of the total commercial real estate segment exposure inclusive of unfunded commitments and 8.3% of the outstanding balances. The weighted average loan-to-value for the top 10 loans within the office segment is 66.6%. Our total commercial portfolio has a pass rating of 95%, included in the commercial portfolio are office loans of $250.3 million which have a pass rating of 86%.

Maturity and Sensitivity of the Loan Portfolio

The following table shows contractual maturities of selected loan categories at December 31, 2025. The contractual maturities do not reflect premiums, discounts, deferred costs, or prepayments.

(in thousands, except percentages)	Within 1 year	1 to 5 Years	5 to 15 Years	After 15 Years	Total	% of Total
Contractual Maturity						
Commercial construction	$ 227	$ 161,198	38,839	13,515	$ 213,779	6 %
Commercial real estate owner occupied	13,064	123,861	217,711	31,207	385,843	11
Commercial real estate non-owner occupied	172,828	662,133	568,252	47,384	1,450,597	40
Municipal and other	5,923	13,604	12,695	10,884	43,106	1
Commercial and industrial	44,288	110,507	125,088	35,487	315,370	9
Residential real estate	2,705	40,027	152,821	872,860	1,068,413	30
Home equity	1,028	2,993	15,123	95,340	114,484	3
Consumer other	3,465	8,740	1,936	126	14,267	—
Total loans	$ 243,528	$ 1,123,063	$ 1,132,465	$ 1,106,803	$ 3,605,859	100 %
Repricing Date						
Fixed-rate	72,862	415,136	477,560	755,656	1,721,214	48
Floating or adjustable rate	170,666	707,927	654,905	351,147	1,884,645	52
Total loans	$ 243,528	$ 1,123,063	$ 1,132,465	$ 1,106,803	$ 3,605,859	100 %

Problem Assets

There is a preference to work with borrowers to resolve problems rather than proceeding to foreclosure. For commercial loans, this may result in a period of forbearance or restructuring of the loan, which is normally done at current market terms and may not result in a "troubled" loan designation. For residential mortgage loans, the Consumer Financial Protection Bureau ("CFPB") guidelines are followed to attempt a restructuring that will enable owner-occupants to remain in their homes. However, if these processes fail to result in a performing loan, foreclosure or other proceedings will be initiated no later than the 120th day of a delinquency, as necessary, to minimize any potential loss. Management reports on delinquent loans and non-performing assets to the Company's Board of Directors monthly through the Board Risk Committee. Loans are generally removed from accruing status when they reach 90 days delinquent, except for certain loans which are well secured and in the process of collection. Loan collections are managed by a combination of the related business units and the managed assets group.

The following table presents the problem assets for the years indicated:

(in thousands, except ratios)		2025		2024
Non-accruing loans:				
Commercial construction	$	31	$	—
Commercial real estate owner occupied		829		736
Commercial real estate non-owner occupied		184		277
Municipal and other		—		—
Commercial and industrial		1,371		1,099
Residential real estate		7,912		3,591
Home equity		1,183		1,267
Consumer other		76		24
Total loans		11,586		6,994
Non-Performing securities available for sale		2,203		5,760
Other real estate owned		—		—
Total non-performing assets	$	13,789	$	12,754
Total non-performing loans/total loans		0.32 %		0.22 %
Total non-performing assets/total assets		0.29		0.31

Allowance for Credit Losses

Our loan portfolio is regularly reviewed by management to evaluate the adequacy of the allowance for credit losses ("ACL"). The allowance represents management's estimate of expected losses that are probable and estimable as of the date of the financial statements. The ACL is comprised of reserves measured on a collective (pool) basis based on a lifetime loss-rate model when similar risk characteristics exist. Loans that do not share risk characteristics are evaluated on an individual basis, generally larger non-accruing commercial loans. The ACL is discussed further in Note 1 – *Summary of Significant Accounting Policies* of the Consolidated Financial Statements.

The following table presents an analysis of the ACL for the years indicated:

(in thousands, except ratios)	2025	2024
Balance at beginning of year	$ 28,744	$ 28,142
Charged-off loans:		
Commercial construction	—	—
Commercial real estate owner occupied	—	(3)
Commercial real estate non-owner occupied	—	—
Municipal and other	—	—
Commercial and industrial	(737)	(187)
Residential real estate	—	—
Home equity	—	—
Consumer other	(284)	(277)
Total charged-off loans	(1,021)	(467)
Recoveries on charged-off loans:		
Commercial construction	—	—
Commercial real estate owner occupied	—	—
Commercial real estate non-owner occupied	—	—
Municipal and other	—	—
Commercial and industrial	17	29
Residential real estate	36	15
Home equity	12	11
Consumer other	6	59
Total recoveries on charged-off loans	71	114
Net (charge-offs) recoveries	(950)	(353)
ACL established on PCD loans	1,622	—
Provision for credit losses	4,636	955
Balance at end of year	$ 34,052	$ 28,744

Ratios:		
Net charge-offs (recoveries)/average loans	0.03 %	0.01 %
Recoveries/charged-off loans	7	24
Allowance for credit losses/total loans	0.94	0.91
Allowance for credit losses/non-accruing loans	294	411

The following table presents year-end data for the approximate allocation of the ACL by loan categories at the dates indicated. For each loan category, the table shows the amount of the allowance allocated to that category as a percentage of the outstanding loans in that category. The allocation of the allowance to each category is not indicative of future losses and does not restrict the use of any of the allowance to absorb losses in any category.

(in thousands, except ratios)	2025 Amount	2025 % Allocated to Total Loans	2024 Amount	2024 % Allocated to Total Loans
Commercial construction	$ 4,371	0.12 %	$ 2,096	0.07 %
Commercial real estate owner occupied	4,045	0.11	2,794	0.09
Commercial real estate non-owner occupied	12,837	0.36	11,104	0.35
Municipal and other	119	—	128	0.01
Commercial and industrial	5,378	0.15	5,064	0.16
Residential real estate	6,350	0.18	6,732	0.21
Home equity	814	0.02	741	0.02
Consumer other	138	—	85	—
Total	$ 34,052	0.94 %	$ 28,744	0.91 %

INVESTMENT SECURITIES ACTIVITIES

The objective of the investment portfolio is to provide liquidity when loan demand is high, and to absorb excess funds when demand is low. The securities portfolio also provides a medium for certain interest rate risk measures intended to maintain an appropriate balance between interest income from loans and total interest expense. For additional information, see Item 7A of this Annual Report.

We invest in what we believe to be high-quality investment-grade securities. Investment decisions are made in accordance with the investment and treasury policies and include consideration of risk, return, duration, and portfolio concentrations. For further discussion on investments see Note 3 – *Available-for-sale Debt Securities* of the Consolidated Financial Statements.

The following table presents the amortized cost and fair value of available-for-sale debt securities for the years indicated:

(in thousands)	2025 Amortized Cost	Fair Value	2024 Amortized Cost	Fair Value
Debt Securities:				
Obligations of US Government-sponsored enterprises	$ 1,113	$ 1,102	$ 1,344	$ 1,318
Mortgage-backed securities and collateralized mortgage obligations:				
US Government-sponsored enterprises	268,976	249,542	208,818	177,316
US Government agency	163,369	153,900	115,177	103,916
Private label	11,793	10,999	40,633	39,564
Obligations of states and political subdivisions thereof	120,447	104,539	116,421	105,452
Corporate bonds	79,255	77,342	100,923	93,452
Total	$ 644,953	$ 597,424	$ 583,316	$ 521,018

The following table presents the amortized cost and weighted average yields of available-for-sale debt securities by maturity:

(in thousands, except ratios)	December 31, 2025 Within 1 Year	Over 1 Year to 5 Years	Over 5 Years to 10 years	Over 10 Years	Total
Debt Securities:					
Obligations of US Government-sponsored enterprises	$ 9	$ 161	$ 255	$ 688	$ 1,113
Mortgage-backed securities and collateralized mortgage obligations:					
US Government-sponsored enterprises	1	2,643	15,627	250,705	268,976
US Government agency	—	80	3,248	160,041	163,369
Private label	—	2,000	1,074	8,719	11,793
Obligations of states and political subdivisions thereof	—	420	7,434	112,593	120,447
Corporate bonds	14,736	35,019	29,500	—	79,255
Total	$ 14,746	$ 40,323	$ 57,138	$ 532,746	$ 644,953
Weighted Average Yield	5.70 %	5.80 %	4.36 %	3.07 %	3.44 %

DERIVATIVE FINANCIAL INSTRUMENTS

Interest swap derivatives are utilized to minimize fluctuations in earnings and cash flows caused by interest rate volatility either in the form of interest rate swaps on wholesale funding and variable rate loans designated as cash flow hedges or partial interest rate hedges on securities accounted for as fair value hedges. For further discussion on derivatives see Note 11 – *Derivative Financial Instruments and Hedging Activities* of the Consolidated Financial Statements.

Derivative products are offered in the form of interest rate swaps and interest rate caps, to commercial loan customers to facilitate their risk management strategies. An interest rate swap is entered into with a customer, while at the same time an offsetting interest rate swap with another financial institution is entered into to offset. These interest rate swap transactions allow customers to effectively fix the interest rate on their loans. Customer loan derivative income is recognized for the upfront fee paid by the customer at origination. These swaps are designated as economic hedges and transactions are cleared through arrangements with third-party financial institutions.

Mortgage banking activities result in two types of derivative instruments. Interest rate lock commitments are offered to residential loan customers, to allow them the ability to lock into a fixed interest rate prior to closing, for loans intended to sell are classified as non-hedging derivatives. To offset this risk, an offsetting forward sale commitment may be entered into with national financial institutions to purchase the loans selected for sale under a best efforts or mandatory delivery contract accounted for as an economic hedge.

Floating-rate fundings are certain hedging transactions and certain products, such as floating-rate loans and mortgages, determine the applicable interest rate or payment amount by reference to a benchmark rate, such as the secured interbank overnight financing rate ("SOFR"), or to an index, basket or other financial metric.

DEPOSIT ACTIVITIES

A variety of deposit products to consumers, businesses and institutional customers with a wide range of interest rates and terms are offered. Deposits consist of interest-bearing and non-interest-bearing demand accounts, savings accounts, money market deposit accounts, and certificates of deposit. Deposits are solicited primarily in the market area, excluding brokered deposits. Competitive pricing policies, marketing and customer service to attract and retain deposits are relied upon.

Customer-related deposit fees are a significant source of fee income and principally derived from debit card interchange fees earned from transaction fees that merchants pay whenever a customer uses a debit card to make a purchase. Customer deposit fees are also earned from a variety of deposit accounts with various fee schedules and terms, which are designed to meet the customer's financial needs. Other depositor-related fee services provided to customers include ATMs, remote deposit capture, ACH origination, wire transfers, internet bill pay, and other cash management services.

Pricing of deposits is managed in keeping with the asset/liability management, liquidity and profitability objectives, subject to market competitive factors. Based on our experience, deposits are relatively stable sources of funds. Despite this stability, the ability to attract and maintain these deposits and rates are significantly affected by market conditions.

The following table presents the average balances and weighted average rates for deposits for the years indicated:

(in thousands, except ratios)	2025 Average Balance	Percent of Total	Weighted Average Rate	2024 Average Balance	Percent of Total	Weighted Average Rate
Non-interest bearing demand	$ 614,447	17 %	— %	$ 570,787	18 %	— %
Interest-bearing demand	1,003,074	28	1.41	886,272	28	1.41
Savings	588,052	17	0.64	546,517	17	0.67
Money market	425,177	12	2.62	379,997	12	3.02
Time deposits	909,629	26	3.79	791,228	25	4.30
Total	$ 3,540,379	100 %	1.79 %	$ 3,174,801	100 %	1.94 %

Estimated uninsured non-maturity deposits were $424.6 million as of December 31, 2025 and $404.7 million as of December 31, 2024. Estimated uninsured time deposits were $112.4 million and $85.3 million as of December 31, 2025 and 2024, respectively.

The following table presents the scheduled maturities of time deposits greater than $250 thousand at December 31, 2025:

(in thousands, except ratios)	Amount
Three months or less	$ 66,992
Over 3 months through 6 months	74,893
Over 6 months through 12 months	83,053
Over 12 months	5,167
Total	$ 230,105

BORROWING ACTIVITIES

Borrowings may be utilized as an alternative source of funds which can be invested at a positive interest rate spread when additional capacity to fund loan demand is desired or when asset/liability management goals are met to diversify funding sources and enhance interest rate risk management.

Borrowings historically have included advances from the Federal Home Loan Bank of Boston ("FHLB"), securities sold under repurchase agreements, and a correspondent bank unsecured line of credit. Advances may be obtained from the FHLB by collateralizing the advances with certain loans and investment securities. These advances may be made pursuant to several different credit programs, each of which has its own interest rate, range of maturities and call features.

We also have subordinated notes, junior subordinated debenture and other sources of liquidity that are fully described in Note 8 –*Borrowed Funds* of the Consolidated Financial Statements.

RETAIL BROKERAGE SERVICES

Bar Harbor Financial Services principally serves the brokerage needs of individuals ranging from first-time purchasers to sophisticated investors. It also offers a line of life insurance, annuity, and retirement products, as well as financial planning services. These products are not deposits, are not insured by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency, are not guaranteed by the Bank or any affiliate, and may be subject to investment risk, including possible loss of principal.

Bar Harbor Financial Services is a branch office of Osaic Institutions, Inc., ("Osaic") a full-service third-party broker-dealer, conducting business under the assumed business name "Bar Harbor Financial Services." Osaic is an independent registered broker-dealer and is not affiliated with the Company or its subsidiaries. Osaic was formed by a group of member banks, and is one of the largest providers of third-party investment and insurance services to banks and their customers in New England. Through Osaic, the expertise, capabilities, and experience of a well-established third-party broker-dealer is obtained in a cost effective manner.

TRUST MANAGEMENT SERVICES

The Bank has one wholly-owned subsidiary, BHWM, that provides a comprehensive array of fiduciary services including trust and estate administration, wealth advisory services, and investment management services to individuals, businesses, not-for-profit organizations, and municipalities. As a New Hampshire-chartered trust company, BHWM is subject to New Hampshire laws applicable to trust companies and fiduciaries. Professional advisors help individuals and families structure accounts that will meet their long-term financial needs. To many wealth management clients, the effective transfer of wealth to future generations is of paramount importance. The trust services act as a fiduciary for various types of trusts and serves as the investment manager for these accounts. Outside of trust services, they also provide 401(k) plan services, financial, estate and charitable planning, investment management, family office, municipal and tax services. The employees include credentialed investment professionals with extensive experience. At December 31, 2025 and 2024, trust management services had total assets under management ("AUM") of $3.0 billion and $2.8 billion, respectively.

HUMAN CAPITAL

We are very fortunate to have a committed team throughout Maine, New Hampshire, and Vermont who are capable, determined and empowered to drive our company forward. As of December 31, 2025, we had 530 full time equivalent employees. None of our colleagues are represented by unions. All employment decisions are based on talent and potential for growth. Our ability to attract and retain top-tier talent while sustaining and deepening the current relationships is critical to maintaining a best-in-class customer and colleague experience. The opportunity for personal and professional development is a critically important focus of ours and one that helps us retain top talent. We are keenly aware of our ability to be a positive impact in the communities we serve, as such we are committed to supporting, developing, and encouraging colleague engagement with their communities.

We invest in our employees and continuously encourage them to build the skills they need to become an even more valuable team member. Opportunities are provided for colleagues to take on challenging and intriguing work to advance their career goals and transition into new roles as the banking industry evolves. In addition, we provide colleagues with access to a variety of programs developed to align with the knowledge, skills and capabilities that are critical to our organization's success both now and in the future.

Attracting, retaining, and rewarding high-performing talent is key to our success. Our total rewards program is designed to recognize and reward top talent and keep colleagues engaged effectively. A critical component of our total rewards program is compensation. Our compensation strategy is deeply rooted in a pay for performance philosophy. The intent of this strategy is to align colleague contributions and rewards with the success of the organization. We participate in several market studies, including peers in the banking industry, to ensure competitive pay, benefits, and programs. Annual merit increases align with market data and performance to ensure fair and equitable practices are adhered to. Incentive programs are a meaningful component of colleague compensation and are tied to both company and individual performance. To complement these programs, colleagues are also able to provide and receive recognition through our online portal, Bar Harbor Connect. When recognized colleagues receive points that they can then redeem for rewards of their choice such as gift cards, logo items, and concert tickets.

Beyond compensation, our total rewards program underscores our commitment to colleague's health and well-being. We offer comprehensive benefit packages, including medical, dental, vision, life, disability, and several other voluntary programs. We also contribute to employee-owned health savings accounts and utilize our wellness program to encourage colleagues to stay fit physically and mentally. The retirement savings programs include a 401(k) plan with a generous company match that vests immediately, along with an Employee Stock Purchase Plan (ESPP) that allows colleagues to be owners of the Company at a reduced price. ESPP provides a benefit to our colleagues while also encouraging them to think and make decisions like shareholders.

REGULATION AND SUPERVISION

The following discussion addresses elements of the regulatory framework applicable to the Company. This regulatory framework is intended primarily to protect the safety and soundness of depository institutions, the federal deposit insurance system and depositors, rather than the shareholders of a bank holding company such as the Company.

The following discussion is qualified in its entirety by reference to the full text of the statutes, regulations, policies and guidelines described below.

Regulation of the Company

As a bank holding company, the Company is subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and the Maine Bureau of Financial Institutions (the "BFI").

The Federal Reserve Board has the authority, among other things, to order bank holding companies to cease and desist from unsafe or unsound banking practices; to assess civil money penalties; and to order termination of non-banking activities or termination of ownership and control of a non-banking subsidiary by a bank holding company.

Source of Strength. Bank holding companies are required to serve as a source of financial strength for their subsidiary banks. Under this requirement, the Company is expected to commit resources to support the Bank, including at times when the Company may not have the resources to provide support to the Bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a bank subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Acquisitions and Activities. The BHC Act prohibits a bank holding company, without prior approval of the Federal Reserve Board, from acquiring all or substantially all the assets of a bank, acquiring control of a bank, merging or consolidating with another bank holding company, or acquiring direct or indirect ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, the acquiring bank holding company would control more than 5% of any class of the voting shares of such other bank or bank holding company.

The BHC Act also generally prohibits a bank holding company from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiary banks. However, among other permitted activities, a bank holding company may engage directly or indirectly in, and acquire control of companies engaged in, activities that the Federal Reserve Board has determined to be closely related to banking, subject to certain notification requirements.

Limitations on Acquisitions of Company Common Stock. The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under rebuttable presumptions of control established by the Federal Reserve Board, the acquisition of control of voting securities of a bank holding company constitutes an acquisition of control under the Change in Bank Control Act, requiring prior notice to and non-objection by the Federal Reserve Board, if, immediately after the transaction, the acquiring person (or persons acting in concert) will own, control, or hold with power to vote 10% or more of any class of voting securities of the bank holding company, and if either (i) the bank holding company has registered securities under Section 12 of the Exchange Act, or (ii) no other person will own, control, or hold the power to vote a greater percentage of that class of voting securities immediately after the transaction.

In addition, the BHC Act prohibits any company from acquiring control of a bank or bank holding company without first having obtained the approval of the Federal Reserve Board. Among other circumstances, under the BHC Act, a company has control of a bank or bank holding company if the company owns, controls or holds with power to vote 25% or more of a class of voting securities of the bank or bank holding company, controls in any manner the election of a majority of directors or trustees of the bank or bank holding company, or the Federal Reserve Board has determined, after notice and opportunity for hearing, that the company has the power to exercise a controlling influence over the management or policies of the bank or bank holding company. The Federal Reserve Board has established presumptions of control under which the acquisition of control of 5% or more of a class of voting securities of a bank holding company, together with other factors enumerated by the Federal Reserve Board, could constitute the acquisition of control of a bank holding company for purposes of the BHC Act. Additionally, an existing bank holding company must obtain prior approval of the Federal Reserve Board to acquire 5% or more of a class of voting securities of a bank or bank holding company.

Maine law also requires that any "person or company" obtain the approval of the Maine Superintendent of Financial Institutions before acquiring control of a Maine financial institution. For purposes of Maine law, a "person" means an individual or individuals acting in concert, and a company may be deemed to control a Maine financial institution, among other circumstances, if it would be presumed to control the financial institution under the Change in Bank Control Act, including through acting in concert with other persons or entities.

Other Regulations

As a Maine corporation, the Company is subject to certain limitations and restrictions under applicable Maine corporate law. For example, state law restrictions in Maine include limitations and restrictions relating to indemnification of directors, distributions and dividends to shareholders, transactions involving directors, officers or interested shareholders, maintenance of books, records, and minutes, and observance of certain corporate formalities. Further, as a Maine financial institution holding company, the Company is also subject to certain requirements and restrictions under applicable Maine banking law.

The Company is also under the jurisdiction of the SEC and is subject to the disclosure and regulatory requirements of the Securities Act and the Exchange Act. The Company's common stock is listed on the New York Stock Exchange American exchange ("NYSE American") under the trading symbol "BHB," and is subject to the rules of NYSE American for listed companies.

Regulation of the Bank

As a Maine-chartered financial institution that is not a member of the Federal Reserve System, the Bank is subject to supervision, regular examination, and regulation by the BFI and the FDIC as its primary federal regulator and as its deposit insurer. The Bank is also subject to various Maine business and banking regulations and the regulations issued by the CFPB (as enforced by the FDIC). The Federal Reserve Board may also directly examine the subsidiaries of the Company, including the Bank.

The FDIC and the BFI have the authority to issue cease and desist orders; to terminate insurance of deposits; to assess civil money penalties; to issue directives to increase capital; to place the bank into receivership; and to initiate injunctive actions against banking organizations and institution-affiliated parties.

Deposit Insurance. The deposit obligations of the Bank are insured by the FDIC's Deposit Insurance Fund ("DIF") up to $250,000 per depositor with respect to deposits held in the same right and capacity. The DIF is funded mainly through quarterly insurance assessments on insured banks based on their assessment base. The FDIC calculates deposit insurance assessment rates for established small banks, generally those banks with less than $10 billion of assets that have been insured for at least five years, using supervisory ratings, financial ratios, and other factors. For 2025, the FDIC insurance expense for the Bank was $1.9 million.

The FDIC has the authority to adjust deposit insurance assessment rates at any time. In addition, under the Federal Deposit Insurance Act (the "FDIA"), the FDIC may terminate deposit insurance, among other circumstances, upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Acquisitions and Branching. Prior approval from the BFI and the FDIC is required in order for the Bank to acquire another bank or establish a new branch office. Well capitalized and well managed banks may acquire other banks in any state, subject to certain deposit concentration limits and other conditions, pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, as amended by the Dodd-Frank Act. In addition, the Dodd-Frank Act authorizes a state-chartered bank, such as the Bank, to establish new branches on an interstate basis to the same extent a bank chartered by the host state may establish branches.

Activities and Investments of Insured State-Chartered Banks. The FDIA generally limits the types of equity investments an FDIC-insured state-chartered bank, such as the Bank, may make and the kinds of activities in which such a bank may engage, as a principal, to those that are permissible for national banks. Further, the GLBA permits national banks and state banks, to the extent permitted under state law, to engage via financial subsidiaries in certain activities that are permissible for subsidiaries of a financial holding company. In order to form a financial subsidiary, a state-chartered bank must be "well capitalized," and such banks must comply with certain capital deduction, risk management and affiliate transaction rules, among other requirements.

Brokered Deposits. The FDIA and FDIC regulations generally limit the ability of an insured depository institution to accept, renew or roll over any brokered deposit unless the institution's capital category is "well capitalized" or, with the FDIC's approval, "adequately capitalized." Additionally, increased reliance on brokered deposits can increase an institution's deposit insurance assessment.

Community Reinvestment Act. The CRA requires the FDIC to evaluate the Bank's performance in helping to meet the credit needs of the entire community it serves, including low- and moderate-income neighborhoods, consistent with its safe and sound banking operations, and to take this record into consideration when evaluating certain applications. Failure of an institution to receive at least a "satisfactory" rating could inhibit the institution or its parent company from undertaking certain activities, including engaging in activities permitted as a financial holding company under GLBA and acquisitions of other financial institutions. The Bank has achieved a rating of "satisfactory" on its most recent examination dated.

On October 24, 2023, the federal banking agencies issued a final rule revising their framework for evaluating banks' records of community investment under the CRA. On July 16, 2025, these agencies issued a proposal to rescind the October 2023 final rule and reinstate the CRA framework that existed prior to the October 2023 final rule, which has remained in effect. The Bank's most recent performance evaluation was conducted using the CRA framework that existed prior to the October 2023 final rule.

Lending Restrictions. Federal law limits a bank's authority to extend credit to directors and executive officers of the bank or its affiliates and persons or companies that own, control or have power to vote more than 10% of any class of securities of a bank or an affiliate of a bank, as well as to entities controlled by such persons. Among other things, extensions of credit to insiders are required to be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons. Also, the terms of such extensions of credit may not involve more than the normal risk of repayment or present other unfavorable features and may not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the bank's capital.

Capital Adequacy and Safety and Soundness

Regulatory Capital Requirements. The Federal Reserve Board and the FDIC have issued substantially similar risk-based and leverage capital rules applicable to U.S. banking organizations such as the Company and the Bank. These rules are intended to reflect the relationship between a banking organization's capital and the degree of risk associated with its operations based on transactions recorded on-balance sheet as well as off-balance sheet items. The Federal Reserve Board and the FDIC may from time to time require that a banking organization maintain capital above the minimum levels discussed below, due to the banking organization's financial condition or actual or anticipated growth.

The capital adequacy rules define qualifying capital instruments and specify minimum amounts of capital that banking organizations are required to maintain as a percentage of assets or risk-weighted assets. Common equity Tier 1 capital generally includes common stock and related surplus, retained earnings and, in certain cases and subject to certain limitations, minority interests in consolidated subsidiaries, less goodwill, other non-qualifying intangible assets and certain other deductions. Tier 1 capital generally consists of the sum of common equity Tier 1 elements, non-cumulative perpetual preferred stock, and related surplus and, in certain cases and subject to limitations, minority interests in consolidated subsidiaries that do not qualify as common equity Tier 1 capital, less certain deductions. Tier 2 capital generally consists of hybrid capital instruments, perpetual debt and mandatory convertible debt securities, cumulative perpetual preferred stock, term subordinated debt and intermediate-term preferred stock, and, subject to limitations, ACL on loans. The sum of Tier 1 and Tier 2 capital less certain required deductions represents qualifying total risk-based capital. Newly-issued trust preferred securities generally are not counted as Tier 1 capital, but the Company's currently outstanding trust preferred securities were grandfathered and continue to count toward its Tier 1 capital.

Under the capital rules, risk-based capital ratios are calculated by dividing common equity Tier 1 capital, Tier 1 capital and total capital, respectively, by risk-weighted assets. Assets and off-balance sheet credit equivalents are assigned one of several categories of risk weights based primarily on relative risk. Under the Federal Reserve Board's rules applicable to the Company and the FDIC's capital rules applicable to the Bank, the Company and the Bank are each required to maintain a minimum common equity Tier 1 capital to risk-weighted assets ratio of 4.5%, a minimum Tier 1 capital to risk-weighted assets ratio of 6.0%, a minimum total capital to risk-weighted assets ratio of 8.0% and a minimum leverage ratio requirement of 4.0%. Additionally, these rules require an institution to maintain a capital conservation buffer of common equity Tier 1 capital in an amount above the minimum risk-based capital requirements for "adequately capitalized" institutions of more than 2.5% of total risk weighted assets, or face restrictions on the ability to pay dividends, pay discretionary bonuses, and to engage in share repurchases.

Under the FDIC's prompt corrective action rules, an FDIC supervised institution is considered "well capitalized" if it (i) has a total capital to risk-weighted assets ratio of 10.0% or greater; (ii) a Tier 1 capital to risk-weighted assets ratio of 8.0% or greater; (iii) a common equity Tier 1 equity ratio of 6.5% or greater, (iv) a leverage capital ratio of 5.0% or greater; and (v) is not subject to any written agreement, order, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. The Bank is considered "well capitalized" under this definition.

Generally, a bank, upon receiving notice that it is not adequately capitalized (i.e., that it is "undercapitalized"), becomes subject to the prompt corrective action provisions of Section 38 of FDIA that, for example, (i) restrict payment of capital distributions and management fees, (ii) require that its federal bank regulator monitor the condition of the institution and its efforts to restore its capital, (iii) require submission of a capital restoration plan, (iv) restrict the growth of the institution's assets and (v) require prior regulatory approval of certain expansion proposals. A bank that is required to submit a capital restoration plan must concurrently submit a performance guarantee by each company that controls the bank. A bank that is "critically undercapitalized" (i.e., has a ratio of tangible equity to total assets that is equal to or less than 2.0%) will be subject to further restrictions, and generally will be placed in conservatorship or receivership within 90 days.

Safety and Soundness Standards. Guidelines adopted by the federal bank regulatory agencies pursuant to the FDIA establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings, and compensation and benefits. Among other things, the guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal shareholder.

Dividend Restrictions

The Company is a legal entity separate and distinct from the Bank and its other subsidiaries. Revenues and cash flows of the Company (on a non-consolidated basis) are derived primarily from dividends paid to it by the Bank. The right of the Company, and consequently the right of shareholders of the Company, to participate in any distribution of the assets or earnings of its subsidiaries, through the payment of such dividends or otherwise, is subject to the prior claims of creditors of the subsidiaries, including, with respect to the Bank, depositors of the Bank, except to the extent that certain claims of the Company in a creditor capacity may be recognized.

Restrictions on Bank Holding Company Dividends. The Federal Reserve Board has the authority to prohibit bank holding companies from paying dividends if such payment is deemed to be an unsafe or unsound practice. The Federal Reserve Board has indicated generally that it may be an unsafe or unsound practice for bank holding companies to pay a dividend that exceeds earnings for the period for which the dividend is being paid. Further, under the Federal Reserve Board's capital rules, the Company's ability to pay dividends is restricted if it does not maintain the required capital conservation buffer. See "-Capital Adequacy and Safety and Soundness-Regulatory Capital Requirements" above.

Restrictions on Bank Dividends. The FDIC has the authority to use its enforcement powers to prohibit a bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice. Federal law also prohibits the payment of dividends by a bank that will result in the bank failing to meet its applicable capital requirements on a pro forma basis. Maine law requires the approval of the BFI for any dividend that would reduce a bank's capital below prescribed limits. In addition, the ability of shareholders to participate in any distribution of the assets or earnings of the Bank through the payment of such dividends or otherwise is necessarily subject to the prior claims of creditors of the Bank (including depositors).

Certain Transactions by Bank Holding Companies with their Affiliates

There are various statutory restrictions on the extent to which insured depository institutions may lend to, provide credit to, or otherwise engage in "covered transactions" with their holding companies or other affiliates. An insured depository institution (and its subsidiaries) may not lend money to, or engage in covered transactions with, its non-depository institution affiliates if the aggregate amount of "covered transactions" outstanding involving the bank, plus the proposed transaction, exceeds the following limits: (i) in the case of any one such affiliate, 10% of the capital stock and surplus of the insured depository institution; and (ii) in the case of all affiliates, 20% of the capital stock and surplus of the insured depository institution. For this purpose, "covered transactions" are defined by statute to include, among other things: a loan or extension of credit to an affiliate, a purchase of or investment in securities issued by an affiliate, a purchase of assets from an affiliate, the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any person or company, or the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate. "Covered transactions" are also subject to certain collateral security requirements. "Covered transactions" as well as other types of transactions between a bank and a bank holding company must be conducted under terms and conditions, including credit standards, that are at least as favorable to the bank as prevailing market terms.

Moreover, Section 106 of the Bank Holding Company Act Amendments of 1970 provides that, to further competition, a bank holding company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property of any kind, or the furnishing of any service.

Consumer Protection Regulation

General. The Company and the Bank are subject to federal and state laws designed to protect consumers and prohibit unfair or deceptive business practices including the Equal Credit Opportunity Act, Fair Housing Act, Home Ownership Protection Act, Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act of 2003 ("FACT Act"), the GLBA, the Truth in Lending Act ("TILA"), the CRA, the Home Mortgage Disclosure Act, Real Estate Settlement Procedures Act, National Flood Insurance Act and various state law counterparts. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must interact with customers when taking deposits, making loans, collecting loans and providing other services. Further, the CFPB also has a broad mandate to prohibit unfair, deceptive or abusive acts and practices and is specifically empowered to require certain disclosures to consumers and draft model disclosure forms. Failure to comply with consumer protection laws and regulations can subject financial institutions to enforcement actions, fines and other penalties. The FDIC examines the Bank for compliance with consumer protection laws and enforces CFPB rules with respect to the Bank.

The Dodd-Frank Act prescribes certain standards that mortgage lenders must consider before making a residential mortgage loan, including verifying a borrower's ability to repay such mortgage loan and allows borrowers to assert violations of certain provisions of the TILA as a defense to foreclosure proceedings. Additionally, the CFPB's qualified mortgage rule, requires creditors, such as the Bank, to make a reasonable good faith determination of a consumer's ability to repay any consumer credit transaction secured by a dwelling. The Economic Growth, Regulatory Relief, and Consumer Protection Act included provisions that ease certain requirements related to residential mortgage transactions for certain institutions with less than $10 billion in total consolidated assets.

Privacy and Customer Information Security. The GLBA requires financial institutions to implement policies and procedures regarding the disclosure of nonpublic personal information about consumers to nonaffiliated third parties. In general, the Bank must provide its customers with an initial and annual disclosure that explains its policies and procedures regarding the disclosure of such nonpublic personal information, and, except as otherwise required or permitted by law, the Bank is prohibited from disclosing such information except as provided in such policies and procedures. However, an annual disclosure is not required to be provided by a financial institution if the financial institution only discloses information under exceptions from GLBA that do not require an opt out to be provided and if there has been no change in its privacy policies and procedures since its most recent disclosure provided to consumers. The GLBA also requires that the Bank develop, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information (as defined under GLBA), to protect against anticipated threats or hazards to the security or integrity of such information; and to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. The Bank is also required to send a notice to customers whose sensitive information has been compromised if unauthorized use of the information is reasonably possible. Most states, including the states where the Bank operates, have enacted legislation concerning breaches of data security and the duties of the Bank in response to data breaches. Congress continues to consider federal legislation that would require consumer notice of data security breaches. In addition, individual states in our market area have promulgated data security regulations with respect to personal information of their residents. Pursuant to the FACT Act, the Bank had to develop and implement a written identity theft prevention program to detect, prevent, and mitigate identity theft in connection with the opening of certain accounts or certain existing accounts. Additionally, the FACT Act amended the Fair Credit Reporting Act to generally prohibit a person from using information received from an affiliate to make a solicitation for marketing purposes to a consumer, unless the consumer is given notice and a reasonable opportunity and method to opt out of the making of such solicitations.

Anti-Money Laundering

The Bank Secrecy Act. Under the Bank Secrecy Act (the "BSA"), a financial institution is required to have systems in place to detect certain transactions, based on the size and nature of the transaction. Financial institutions are generally required to report to the U.S. Treasury any cash transactions involving at least $10,000. In addition, financial institutions are required to file suspicious activity reports for any transaction or series of transactions that involve more than $5,000 and which the financial institution knows, suspects or has reason to suspect involves illegal funds, is designed to evade the requirements of the BSA or has no lawful purpose. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA PATRIOT Act"), which amended the BSA, together with the implementing regulations of various federal regulatory agencies, has caused financial institutions, such as the Bank, to adopt and implement additional policies or amend existing policies and procedures with respect to, among other things, anti-money laundering compliance, suspicious activity, currency transaction reporting, customer identity verification and customer risk analysis. In evaluating an application to acquire a bank or to merge banks or effect a purchase of assets and assumption of deposits and other liabilities, the applicable federal banking regulator must consider the anti-money laundering compliance record of both the applicant and the target.

Office of Foreign Assets Control. The U.S. has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These sanctions, which are administered by U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"), take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on "U.S. persons" engaging in financial or other transactions relating to a sanctioned country or with certain designated persons and entities; (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons); and (iii) restrictions on transactions with or involving certain persons or entities. Blocked assets (for example, property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences for the Bank.

Other Significant Banking Regulations Applicable to the Bank

BHWM, a New Hampshire chartered non-depository trust company and an indirect subsidiary of the Bank, is subject to supervision, regular examination, and regulation by the New Hampshire Banking Department.

In accordance with New Hampshire law, BHWM's Capital Plan requires minimum capital of $1.0 million to be invested in qualifying assets. As of December 31, 2025, BHWM's total capital was $15.2 million and it had liquidation reserves of $505 thousand held in a money market account. BHWM also had operating reserves of $12.8 million held primarily at the Bank. As of December 31, 2025, BHWM had an appropriate liquidation reserve and minimum capital in excess of statutory requirements, and held all funds in accordance with prudent investor standards and other applicable laws.

Employee Retirement Income Security Act of 1974. The Bank and BHWM are each also subject to ERISA, and related regulations, to the extent it is a "fiduciary" under ERISA with respect to some of its clients. ERISA and related provisions of the Internal Revenue Code of 1986, as amended, impose duties on persons who are fiduciaries under ERISA, and prohibit certain transactions involving the assets of each ERISA plan that is a client of the Bank or BHWM, as applicable, as well as certain transactions by the fiduciaries (and several other related parties) to such plans.

The foregoing laws and regulations generally grant supervisory agencies and bodies broad administrative powers, including the power to limit or restrict BHWM from conducting business in the event it fails to comply with such laws and regulations. Possible sanctions that may be imposed in the event of such noncompliance include the suspension of individual employees, limitations on business activities for specified periods of time, revocation of registration as an investment adviser, commodity trading adviser and/or other registrations, and other censures and fines.

ITEM 1A. RISK FACTORS

An investment in our common stock is subject to risks inherent to our business. The material risks and uncertainties that management believes affect us are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below, together with all of the other information included or incorporated by reference herein. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair our business operations. This Annual Report is qualified in its entirety by these risk factors.

If any of the events described in the risk factors should actually occur, our financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our securities could decline significantly, and you could lose all or part of your investment.

Liquidity and Interest Rate Risks

Interest rate volatility could significantly reduce our profitability.
Our earnings and cash flows are largely dependent upon net interest income. Net interest income is the difference between interest income earned on interest-bearing assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions, both domestic and foreign, demand for loans, securities and deposits, policies of various governmental and regulatory agencies. Changes in monetary policy, including changes in interest rates, fiscal policy, including expansion of U.S. federal deficit spending and resultant debt issuance, or the slope of the yield curve could influence not only the interest received on loans and securities and the amount of interest paid on deposits and borrowings, but such changes could also affect (i) the ability to originate loans and obtain deposits, (ii) the fair value of our financial assets and liabilities, and (iii) the average duration of loans and securities that are collateralized by mortgages. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. If interest rates decline, higher-rate loans and investments may be subject to prepayment risk, which could negatively impact our net interest margin. Conversely, if interest rates increase, loans and investment securities may be subject to extension risk, which could negatively impact our net interest margin as well.

We are required to maintain sufficient capital and adequate liquidity.
As a banking organization, our capital and liquidity are subject to regulation and supervision by banking regulators. We are required to maintain minimum levels of capital. The proportion of the Bank's deposit account balances that exceed FDIC insurance limits may expose the Bank to enhanced liquidity risk as it relates to maintaining such levels of capital as uninsured depositors historically have been more likely to withdraw their deposits. In addition, our banking regulators could require us to maintain more and higher quality capital than previously expected. Our banking regulators could also require us to hold higher levels of short-term investments, thereby limiting our ability to invest in longer-term or less liquid assets at higher yields. The need to maintain capital and liquidity could result in our being required to take steps to increase our regulatory capital and may dilute shareholder value or limit our ability to pay dividends or otherwise return capital to our investors through stock repurchases. In addition, if we fail to maintain appropriate levels of capital or liquidity, we could become subject to formal or informal enforcement actions that may impose restrictions on our business, including limiting our lending activities or our ability to expand, requiring us to raise additional capital (which may be dilutive to shareholders) or requiring regulatory approval to pay dividends or otherwise return capital to shareholders. See Item 1. "Business—Regulation and Supervision—Capital Adequacy and Prompt Corrective Action" for additional information on capital requirements applicable to us and the Bank.

The Company's earnings may not grow if we are unable to successfully attract core deposits and lending opportunities and execute opportunities to generate fee-based income.

The Company has experienced growth, and our future business strategy is to continue to expand. Historically, the growth of our loans and deposits has been the principal factor in our increase in net-interest income. In the event that we are unable to execute our business strategy of continued growth in loans and deposits, our earnings could be adversely impacted. The Company's ability to continue to grow depends, in part, upon our ability to expand our market share, to successfully attract core deposits and identify loan and investment opportunities, as well as opportunities to generate fee-based income. Our ability to manage growth successfully will also depend on whether we can continue to efficiently fund asset growth and maintain asset quality and cost controls, as well as on factors beyond our control, such as economic conditions and interest-rate trends.

Wholesale funding sources may prove insufficient to replace deposits and support operations and future growth.

We must maintain sufficient funds to respond to the needs of customers. To manage liquidity, we use a number of funding sources in addition to core deposit growth, loan repayments and maturities of loans and securities. These sources include FHLB and the Federal Reserve Bank ("FRB") advances, proceeds from the sale of securities and loans and liquidity resources at the holding company. Our ability to manage liquidity will be severely constrained if unable to maintain access to funding or if adequate financing is not available to accommodate future growth at acceptable costs. In addition, if we need to rely heavily on more expensive funding sources to support future growth, revenues may not increase proportionately to cover costs. In this case, our operating margins and profitability would be adversely affected. Additionally, any deterioration in the FHLB's performance or financial condition may affect our ability to access funding and/or require us to deem the required investment in FHLB stock to be impaired. If we are not able to access funding through the FHLB, we may not be able to meet our liquidity needs, which could have an adverse effect on our results of operations or financial condition. Similarly, if we deem all or part of our investment in FHLB stock impaired, such action could have an adverse effect on our financial condition or results of operations.

Loss of deposits or a change in deposit mix could increase our cost of funding.

Deposits are a low cost and stable source of funding. We compete with banks and other financial institutions for deposits. Funding costs may increase if deposits are lost and we are forced to replace them with more expensive sources of funding, if customers shift their deposits into higher cost products or if we need to raise interest rates to avoid losing deposits. Higher funding costs reduce our net interest income, net interest margin, and net income.

If we are unable to access the capital markets, have prolonged net deposit outflows, or our borrowing costs increase, our liquidity and competitive position will be negatively affected.

Liquidity is essential to our business. We must maintain sufficient funds to respond to the needs of depositors and borrowers. To manage liquidity, we draw upon a number of funding sources in addition to in-market deposit growth and repayments and maturities of loans and investments. Any inability to access the capital markets, illiquidity or volatility in the capital markets, the decrease in value of eligible collateral or increased collateral requirements (including as a result of credit concerns for short-term borrowing), changes to our relationships with our funding providers based on real or perceived changes in our risk profile, prolonged federal government shutdowns, or changes in regulations or regulatory guidance, or other events could negatively affect our access to or cost of funding, affecting our ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, or fund asset growth and new business initiatives at a reasonable cost, in a timely manner and without adverse consequences. Additionally, our liquidity or cost of funds may be negatively impacted by the unwillingness or inability of the Federal Reserve Board to act as lender of last resort, unexpected simultaneous draws on lines of credit or deposits, the withdrawal of or failure to attract customer deposits, or increased regulatory liquidity, capital and margin requirements.

Although we maintain a liquid asset portfolio and have implemented strategies to maintain sufficient and diverse sources of funding to accommodate planned, as well as unanticipated, changes in assets, liabilities, and off-balance sheet commitments under various economic conditions, a substantial, unexpected, or prolonged change in the level or cost of liquidity could have a material adverse effect on us. If the cost effectiveness or the availability of supply in these credit markets is reduced for a prolonged period of time, our funding needs may require us to access funding and manage liquidity by other means. These alternatives may include generating client deposits, extending the maturity of wholesale borrowings, borrowing under certain secured borrowing arrangements, using relationships developed with a variety of fixed income investors, selling or securitizing loans, and further managing loan growth and investment opportunities. These alternative means of funding may result in an increase to the overall cost of funds and may not be available under stressed conditions, which would cause us to liquidate a portion of our liquid asset portfolio to meet any funding needs.

Our access to funds from subsidiaries may be restricted.

The Company is a separate and distinct legal entity from the Bank and its non-banking subsidiaries. The Company depends on dividends, distributions and other payments from its banking and non-banking subsidiaries to fund dividend payments on its common stock, debt service of subordinated borrowings, fund stock repurchase program and to fund strategic initiatives or other obligations. The Company's subsidiaries are subject to laws that authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to the Company based on assertion that certain payments from subsidiaries are considered an unsafe or unsound practice, which could impede our access to funds that we may need to make payments on our obligations or dividend payments, if and when declared from time to time by our board of directors in its sole discretion out of funds legally available for that purpose.

Prepayments of loans may negatively impact our business as customers may prepay the principal amount of their outstanding loans at any time.

The speeds at which such prepayments occur, as well as the size of such prepayments, are within the customers' discretion. Fluctuations in interest rates, in certain circumstances, may also lead to high levels of loan prepayments, which may also have an adverse impact on net interest income. If customers prepay the principal amount of their loans, and we are unable to lend those funds to other borrowers or invest the funds at the same or higher interest rates, interest income will be reduced. A significant reduction in interest income could have a negative impact on results of operations and financial condition.

Secondary mortgage market conditions may adversely affect our financial condition and earnings.

The secondary mortgage markets are impacted by interest rates and investor demand for residential mortgage loans and increased investor yield requirements for these loans. These conditions may fluctuate in the future. As a result, a prolonged period of secondary market illiquidity may reduce our loan production volumes, change loan portfolio composition, and reduce operating results. Secondary markets are affected by Fannie Mae, Freddie Mac, and Ginny Mae for loan purchases that meet their conforming loan requirements. These agencies could limit purchases of conforming loans due to capital constraints, changes in conforming loan criteria or other factors. Proposals to reform mortgage finance could affect the role of these agencies and the market for conforming loans.

The performance of our investment securities portfolio is subject to fluctuation due to changes in interest rates and market conditions, including credit deterioration of the issuers of individual securities.

Changes in interest rates can negatively affect the performance of most of our investment securities. Interest rate volatility can reduce unrealized gains or increase unrealized losses in our portfolio. Interest rates are highly sensitive to many factors including monetary policies, domestic and international economic, social and political conditions and issues, including trade disputes, global health pandemics, and other factors beyond our control. Fluctuations in interest rates can materially affect both the returns on and market value of our investment securities.

In addition, from time to time we may restructure portions of our investment securities portfolio as part of our asset liability management strategies or in response to liquidity needs, and we may incur losses, which may be material, in connection with any such restructuring. If we were to sell any of these securities before their value recovers, including as a result of asset liability management strategies or in response to liquidity needs, we would be required to recognize these losses and the recognition of those losses could materially and adversely affect our results of operations, capital and financial.

Impairment of investment securities or goodwill could result in a negative impact on our results of operations.

In assessing whether the impairment of securities is related to a deterioration in credit factors, we consider the length of time and extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability to retain the securities for a period of time sufficient to allow for any anticipated recovery in fair value in the near term.

Under current accounting standards, goodwill is not amortized but, instead, is subject to impairment tests on at least an annual basis or more frequently if an event occurs or circumstances change that reduce the fair value of a reporting unit below its carrying amount. A decline in our stock price or occurrence of a triggering event following any of its quarterly earnings releases and prior to the filing of the periodic report for that period could, under certain circumstances, require performance of a goodwill impairment test and result in an impairment charge being recorded for that period which was not reflected in such earnings release. During 2025, our annual qualitative assessment indicated that it was more likely than not that the fair value of the reporting unit exceeded its carrying value, resulting in no impairment. In a future assessment, we could conclude that all or a portion of our goodwill is impaired, which would result in a non-cash charge to earnings.

Potential downgrades of U.S. government securities by one or more of the credit ratings agencies could have a material adverse effect on our operations, earnings and financial condition.

A possible future downgrade of the sovereign credit ratings of the U.S. government and a decline in the perceived creditworthiness of U.S. government-related obligations could impact our ability to obtain funding that is collateralized by affected instruments, as well as affect the pricing of that funding when it is available. A downgrade may also adversely affect the market value of such instruments. We cannot predict if, when or how any changes to the credit ratings or perceived creditworthiness of these organizations will affect economic conditions. Such ratings actions could result in a significant adverse impact on us. Among other things, a downgrade in the U.S. government's credit rating could adversely impact the value of our securities portfolio and may trigger requirements that we post additional collateral for trades relative to these securities. A downgrade of the sovereign credit ratings of the U.S. government or the credit ratings of related institutions, agencies or instruments could significantly exacerbate the other risks to which we are subject and any related adverse effects on the business, financial condition and results of operations.

Revenues from our wealth management business are significant to earnings.

Generating returns that satisfy customers in a variety of asset classes is important to maintaining existing business and attracting new business. Administering or managing assets in accordance with the terms of governing documents and applicable laws is also important to client satisfaction. Failure in either of the foregoing areas can expose us to liability, and result in a decrease in revenues and earnings.

Our wealth management business may be negatively affected by changes in economic and market conditions.

A decline in economic conditions, such as recession, economic downturn, and/or inflationary conditions, changes in domestic and foreign economic conditions, volatility in financial markets, and general trends in business and finance, all of which are beyond our control, could adversely impact the market value of wealth management AUM, which are primarily marketable securities, and the fee revenues derived from the management of these assets. Market volatility that results in clients liquidating investments, as well as lower asset values, can reduce the level of AUM and decrease our wealth management revenues, which could materially adversely affect our results of operations.

Credit Risks

Deterioration in local economies or real estate markets may adversely affect our financial performance, as our borrowers' ability to repay loans and the value of the collateral securing the loans may decline.

We serve individuals and businesses located in Maine, New Hampshire, and Vermont. A substantial portion of the loan portfolio is secured by real estate in these areas and the value of the associated collateral is subject to local real estate market conditions. Furthermore, many customers in the hospitality industry rely upon a high number of tourists to vacation destinations and attractions within our markets. Our success is largely dependent on the economic conditions, including employment levels, population growth, income levels, savings trends and government policies in those market areas. A downturn in the local economies may adversely affect collateral values, sources of funds, and demand for products, all of which could have a negative impact on results of operations, financial condition and business expansion.

High concentrations of commercial loans may increase exposure to credit loss upon borrower default.

As of December 31, 2025, approximately 66% of our loan portfolio consisted of commercial real estate, commercial and industrial and construction loans. Commercial loan portfolio concentration generally exposes lenders to greater risk of delinquency and loss than residential real estate loans because repayment of the loans often depends on the successful operation and income streams from the property. Commercial loans typically involve larger balances to single borrowers or groups of related borrowers as compared to residential real estate loans. As our loan portfolio contains a significant number of large commercial loans, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans, provision for loan losses, and/or an increase in loan charge-offs, all of which could adversely affect our financial condition and results of operations.

Greater than anticipated credit losses in the loan portfolios may adversely affect our earnings.
Credit losses are inherent in the business of making loans and could have a material adverse effect on operating results. We make various assumptions and judgments about the collectability of the loan portfolio and provide an ACL based on a number of factors. The ACL is evaluated on a periodic basis using current information, including the quality of the loan portfolio, economic conditions, and value of the underlying collateral and the level of non-accrual loans. Although we believe the ACL is appropriate to absorb probable losses in the loan portfolio, this allowance may not be adequate. Increases in the allowance will result in an expense for the period, thereby reducing reported net income. In addition, our regulators, as an integral part of their examination process, periodically review the allowance for credit losses on loans and may require us to increase the allowance for credit losses on loans by recognizing additional provisions for loan losses charged to income, or to charge-off loans, which, net of any recoveries, would decrease the allowance for credit losses on loans. Any such additional provisions for credit losses or charge-offs could have a material adverse effect on our financial condition and results of operation.

A portion of our loan portfolio consists of loan participations, which may have a higher risk of loss than loans we originate because we are not the lead lender and we have limited control over credit monitoring.
We occasionally purchase loan participations. Although we underwrite these loan participations consistent with our general underwriting criteria, loan participations may have a higher risk of loss than loans we originate because we are limited in our ability to monitor the performance of the loan and rely significantly on the lead lender . Moreover, our decisions regarding the classification of a loan participation and loan loss provisions associated with a loan participation are made in part based upon information provided by the lead lender. A lead lender also may not monitor a participation loan in the same manner as we would for loans that we originate. At December 31, 2025, we held loan participation interests in our commercial portfolio totaling $686 million and residential and consumer loans totaling $104 million.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.
In the course of business, we may own or foreclose and take title to real estate that may be subject to environmental liabilities with respect to subject property. As a result, we may be held liable for property damage, personal injury, investigation and restoration costs. The cost associated with investigation or restoration activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. We may not have adequate remedies against the prior owner or other responsible parties and could find it difficult or impossible to sell the affected properties. These events could have an adverse effect on our financial condition and results of operations.

Operational Risks

We are subject to a variety of operational risks, including reputational risk, and the risk of fraud or theft by employees or outsiders, which may adversely affect our business and results of operations.
We are exposed to many types of operational risks, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, and unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems. If personal, non-public, confidential, or proprietary information of customers in our possession were to be mishandled or misused, we could suffer significant regulatory consequences, reputational damage, and financial loss.

Because the nature of the financial services business involves a high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. Our necessary dependence upon automated systems to record and process transactions and its large transaction volume may further increase the risk that technical flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We may also be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control (e.g., computer viruses or electrical or telecommunications outages, natural disaster, pandemics, or other damage to property or physical assets), which may give rise to disruption of service to customers and to financial loss or liability. We are further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees) and to the risk that our vendors' business continuity and data security systems prove to be inadequate. The occurrence of any of these risks could result in a diminished ability to operate (e.g., by requiring us to expend significant resources to correct the defect), as well as potential liability to customers, reputational damage, and regulatory intervention.

In addition, we are dependent on our reputation within our market area, as a trusted and responsible financial company, for all aspects of our relationships with customers, employees, vendors, third-party service providers and others with whom we conduct business or potential future business, particularly because our business is primarily concentrated in Northern New England. Our actual or perceived failure, including, to (i) identify and address potential conflicts of interest, ethical issues, money-laundering, or privacy issues; (ii) meet legal and regulatory requirements applicable to the Bank and to the Company; (iii) maintain the privacy of customer and accompanying personal information; (iv) maintain adequate record keeping; (v) engage in proper sales and trading practices; and (vi) identify the legal, reputational, credit, liquidity and market risks inherent in our products; or any action of one of our employees that results in actual or perceived misconduct or error, among other things, could give rise to reputational risk that could cause harm to the Bank and our business prospects. If we fail to address any of these issues in an appropriate manner, we could be subject to additional legal risks, which, in turn, could increase the size and number of litigation claims and damages asserted or subject us to enforcement actions, fines and penalties and cause us to incur related costs and expenses. Because we primarily serve individuals and businesses located in Northern New England, any negative impact resulting from reputational harm, including any impact on our ability to attract and retain customers and employees, likely would be greater than if our business were more geographically diverse.

We may continue to incur substantial costs related to our acquisition of Guaranty Bancorp and the integration of Woodsville, and these costs may be greater than anticipated due to unexpected events.
We have incurred and expect to incur a number of non-recurring costs associated with the acquisition of Guaranty Bancorp, including facilities and systems consolidation costs and employment-related costs. We may also incur additional costs to maintain employee morale and to retain key employees. There are many factors beyond our control that could affect the total amount or the timing of the integration costs. Moreover, many of the additional costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in the combined company taking additional charges against earnings, and the amount and timing of such charges are uncertain at present.

We may fail to realize the anticipated benefits of acquiring Guaranty Bancorp.
The success of our acquisition of Guaranty Bancorp will depend on, among other things, the ability to realize the anticipated benefits and cost savings from combining Woodsville's business with the Bank's business. To realize the anticipated benefits and cost savings, we must successfully integrate and combine our businesses in a manner that permits those cost savings to be realized without adversely affecting current revenues and future growth. If we are not able to successfully achieve these objectives, the anticipated benefits may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings of the acquisition could be less than anticipated, and integration may result in additional and unforeseen expenses.

Disruptions to our information systems and security breaches may adversely affect our business and reputation.
In the ordinary course of business, we rely on electronic communications and information systems to conduct its businesses and to store sensitive data, including financial information regarding its customers. The integrity of information systems is under significant threat from cyberattacks by third parties, including through coordinated attacks sponsored by foreign nations and criminal organizations to disrupt business operations and other compromises to data and systems for political or criminal purposes. We employ an in-depth, layered, defense approach that leverages people, processes and technology to manage and maintain cybersecurity controls. Notwithstanding the strength of defensive measures, cybersecurity threats and the tactics, techniques and procedures used in cyberattacks change, develop and evolve rapidly and continuously, including from growth in third-party services that facilitate or carry out cyberattacks and from emerging technologies, such as artificial intelligence (including machine learning and generative artificial intelligence) and quantum computing, which may be used to enhance the tactics, techniques and procedures described above and facilitate new cyber threats. Cybersecurity risks may also occur with our third-party service providers and may interfere with their ability to fulfill their contractual obligations to us, with additional potential for financial loss or liability that could adversely affect our financial condition or results of operations. We offer our customers the ability to bank remotely and provide other technology-based products and services, which services include the secure transmission of confidential information over the internet and other remote channels. To the extent that our customers' systems are not secure or are otherwise compromised, our network

could be vulnerable to unauthorized access, malicious software, phishing schemes and other security breaches. To the extent that our activities or the activities of its customers or third-party service providers involve the storage and transmission of confidential information, security breaches and malicious software could expose us to claims, regulatory scrutiny, litigation and other possible liabilities.

Information security risks have generally increased in recent years, and continue to increase, in part because of the proliferation of new technologies, the implementation of work-from-home arrangements, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties, some of which may be linked to terrorist organizations or hostile foreign governments. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our systems or to investigate and remediate vulnerabilities. System enhancements and updates may also create risks associated with implementing and integrating new systems. Due to the complexity and interconnectedness of information technology systems, the process of enhancing our systems can itself create a risk of systems disruptions and security issues.

While to date we believe that we have not experienced a significant compromise, significant data loss or material financial losses related to cybersecurity attacks, our systems and those of our customers and third-party service providers, are under constant threat and may experience a significant event in the future. We may suffer material financial losses related to these risks or be subject to liability for compromises to its customers or third-party providers. Any such losses or liabilities could adversely affect our financial condition or results of operations, and could expose us to reputation risk, the loss of client business, increased operational costs, as well as additional regulatory scrutiny, possible litigation, and related financial liability. These risks also include possible business interruption, including the inability to access critical information and systems.

Our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.
Our reputation is one of the most valuable components of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area. We strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. If our reputation is negatively affected by the actions of our employees, by our inability to conduct our operations in a manner that is appealing to current or prospective customers, or by events beyond our control, our business and operating results may be adversely affected. The proliferation of social media websites utilized by us and other third parties, as well as the personal use of social media by our employees and others, including personal blogs and social network profiles, also may increase the risk that negative, inappropriate or unauthorized information may be posted or released publicly that could harm our reputation or have other negative consequences, including as a result of our employees interacting with our customers in an unauthorized manner in various social media outlets. Any damage to our reputation could affect our ability to retain and develop the business relationships necessary to conduct business, which in turn could negatively impact our financial condition, results of operations, and the market price of our common stock.

We have a continuing need for technological change, and we may not have the resources to implement new technology effectively, or we may experience operational challenges when implementing new technology or technology needed to compete effectively with larger institutions may not be available to us on a cost-effective basis.
The financial services industry undergoes rapid technological changes with frequent introductions of new technology-driven products and services, including developments in artificial intelligence and machine learning. In addition to serving clients better, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, at least in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations as we continue to grow and expand our products and service offerings. We offer electronic banking services for consumer and business customers via our website, including Internet banking and electronic bill payment, as well as mobile banking. We also offer debit cards, ATM cards, and automatic and ACH transfers. We may experience operational challenges as we implement these new technology enhancements or products, which could impair our ability

to realize the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner.

Many of our larger competitors have substantially greater resources to invest in technological improvements. We may not be as timely or successful in assessing the competitive landscape and developing or introducing new products and services as these larger competitors. Our business may be negatively impacted if we, or our third-party providers, do not timely develop and apply emerging technologies, like artificial intelligence and quantum computing, or if our initiatives in these areas are deficient or fail. Our, or our third-party providers', inability or resistance to timely innovate or adapt operations, products and services to evolving regulatory and market environments, industry standards and consumer preferences could result in service disruptions, harm our business and adversely affect our results of operations and reputation. Third parties upon which we rely for our technology needs may not be able to develop on a cost-effective basis the systems that will enable us to keep pace with such developments. As a result, competitors may be able to offer additional or superior products compared to those that we will be able to provide, which would put us at a competitive disadvantage. We may lose clients seeking new technology-driven products and services to the extent we are unable to provide such products and services. Accordingly, the ability to keep pace with technological change is important and the failure to do so could adversely affect our business, financial condition and results of operations.

Our operations are reliant on outside vendors.
Our operations are dependent on the use of certain outside vendors for its day-to-day operations. Vendors may not perform in accordance with established performance standards required in their agreements for any number of reasons including a change in the vendor's senior management, financial condition, product line or mix and how they support existing customers, or simply change their strategic focus putting us at risk. While we have comprehensive policies and procedures in place to mitigate risk in all phases of vendor management from selection to performance monitoring, the failure of a vendor to perform in accordance with contractual agreements could be disruptive to our business, which could have a material adverse effect on our financial condition and results of operations.

We may incur significant losses as a result of ineffective risk management processes and strategies.
We seek to monitor and control our risk exposure through a risk and control framework encompassing a variety of separate but complementary financial, credit, operational, compliance, and legal reporting systems; internal controls; management review processes; and other mechanisms. In some cases, management of our risks depends upon the use of analytical and/or forecasting models, which, in turn, rely on assumptions and estimates. If the models used to mitigate these risks are inadequate, or the assumption or estimates are inaccurate or otherwise flawed, we may fail to adequately protect against risks and may incur losses. While we believe that we have adopted appropriate management and compliance programs, compliance risks will continue to exist, particularly as we anticipate and adapt to new and evolving laws, rules and regulations and evolving interpretations by regulatory authorities. In addition there may be risks that exist, or that develop in the future, that we have not appropriately anticipated, identified or mitigated, which could lead to unexpected losses and our results of operations or financial condition could be materially adversely affected.

Our internal controls, procedures and policies may fail or be circumvented.
Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well-designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition.

We may be adversely affected by the soundness of other financial institutions.
Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty and other relationships. Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. If such events were to occur again in the future and result in the receivership of financial institutions, there is no guarantee that the systemic risk exception would be invoked to allow the FDIC to complete its resolution of such financial institutions in a manner that fully protects

depositors or counterparties. We have exposure to a number of different counterparties, and we routinely execute transactions with counterparties in the financial industry, including brokers and dealers, other commercial banks, investment banks, and other financial institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or customer. In addition, our credit risk may be exacerbated when the collateral held by us cannot be liquidated or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due to us. There is no assurance that any such losses would not materially and adversely affect our results of operations.

Changes in the federal, state or local tax laws may negatively impact our financial performance and we are subject to examinations and challenges by tax authorities.
We are subject to federal and applicable state tax laws and regulations. Changes in these tax laws and regulations, some of which may be retroactive to previous periods, could increase our effective tax rates and, as a result, could negatively affect our current and future financial performance. Furthermore, tax laws and regulations are often complex and require interpretation. In the normal course of business, we are routinely subject to examinations and challenges from federal and applicable state tax authorities regarding the amount of taxes due in connection with investments we have made and the businesses in which we have engaged. Recently, federal and state taxing authorities have become increasingly aggressive in challenging tax positions taken by financial institutions. These tax positions may relate to tax compliance, sales and use, franchise, gross receipts, payroll, property and income tax issues, including tax base, apportionment and tax credit planning. The challenges made by tax authorities may result in adjustments to the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. If any such challenges are made and are not resolved in our favor, they could have a material adverse effect on our business, financial condition and results of operations.

Strategic and External Risks

Changes and instability in economic conditions, geopolitical matters and financial markets, including a contraction of economic activity, could adversely impact our business, results of operations and financial condition.
Our success depends, to a certain extent, upon global, domestic and local economic and political conditions, as well as governmental monetary policies. Unfavorable or uncertain economic conditions can be caused by declines in economic growth, business activity, or investor or business confidence; limitations on the availability of or increases in the cost of credit and capital; increases in inflation or interest rates; uncertainties regarding fiscal and monetary policies; the timing and impact of changing governmental policies, including changes in guidance and interpretation by regulatory authorities; changes in trade policies by the U.S. or other countries, such as tariffs or retaliatory tariffs as those proposed by the new U.S. Administration; supply chain disruptions; consumer spending; employment levels; labor shortages; challenging labor market conditions; wage stagnation; federal government shutdowns; energy prices; home prices; commercial property values; bankruptcies and a default by a significant market participant or class of counterparties; natural disasters; climate change; epidemics; pandemics; terrorist attacks; acts of war; or a combination of these or other factors.

Monetary policy and economic environment could impact our financial performance.
Our earnings are significantly affected by the monetary and fiscal policies of governmental authorities, including the Federal Reserve Board. Among the instruments of monetary policy used by the Federal Reserve Board to implement these objectives are open-market operations in U.S. Government securities and federal funds, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These instruments of monetary policy are used in varying combinations to influence the overall level of bank loans, investments, and deposits, and the interest rates charged on loans and paid for deposits. The Federal Reserve Board frequently uses these instruments of monetary policy, especially its open-market operations and the discount rate, to influence the level of interest rates, thereby affecting the strength of the economy, the level of inflation, or the price of the dollar in foreign exchange markets. The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of banking institutions in the past and are expected to continue to do so in the future. It is not possible to predict the nature of future changes in monetary and fiscal policies, or the effect which they may have on our business and earnings.

Inflation can have an adverse impact on our business and on our customers.
Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. The future rate of inflation and other economic factors remain uncertain, and the Federal Reserve Board may decrease or increase interest rates slower or faster than anticipated. If inflation increases and interest rates rise, the value of our investment securities, particularly those with longer maturities, will decrease, although this

effect is less pronounced for floating rate instruments. Prolonged periods of inflation also may impact our profitability by negatively impacting our costs and expenses, including increasing funding costs and expenses related to talent acquisition and retention, and negatively impacting the demand for our products and services. Moreover, our customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans. Adverse changes in inflation and interest rates could negatively impact consumer and business confidence, and adversely affect the economy as well as our business, results of operations and financial condition.

Increased market volatility and adverse changes in financial or capital market conditions may increase our market risk.
Our liquidity, competitive position, business, results of operations and financial condition are affected by market risks such as changes in interest rates, fluctuations in equity, commodity and futures prices, the implied volatility of interest rates and credit spreads and other economic and business factors. These market risks may adversely affect, among other things, the value of our securities, the cost of debt capital and our access to credit markets, the value of wealth management AUM and the fee income related to wealth management AUM, customer allocation of capital among investment alternatives, and our competitiveness with respect to deposit pricing. In times of market stress or other unforeseen circumstances, previously uncorrelated indicators may become correlated, which may limit the effectiveness of our strategies to manage these risks.

Involvement in wealth management creates risks associated with the industry.
Our wealth management operations present special risks not borne by institutions that focus exclusively on other traditional retail and commercial banking products. For example, the investment advisory industry is subject to fluctuations in the stock market and interest rate volatility that may have a significant adverse effect on transaction fees, client activity and client investment portfolio gains and losses. Also, additional or modified regulations may adversely affect our wealth management operations. In addition, our wealth management operations, are dependent on a small number of established financial advisors, whose departure could result in the loss of a significant number of client accounts. A significant decline in fees and commissions or trading losses suffered in the investment portfolio could adversely affect our income and potentially require the contribution of additional capital to support our operations.

Strong competition within our markets may significantly impact profitability.
We compete with an ever-increasing array of financial service providers. See the section entitled "Competition" in Part I. Item 1, "Business" of this Annual Report for additional competitor information. Competition from nationwide banks, as well as local institutions, continues to mount in our markets. To compete, we focus on quality customer service, making decisions at the local level, maintaining long-term customer relationships, building customer loyalty, and providing products and services designed to address the specific needs of customers. Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect growth and profitability.

Market changes may adversely affect demand for our services and impact revenue, costs, and earnings.
Channels for servicing our customers are evolving rapidly, with less reliance on traditional branch facilities, increased use of e-commerce channels, and demand for universal bankers and other relationship managers who can service multiple product lines. We have an ongoing process for evaluating the profitability of its branch system and other office and operational facilities. The identification of unprofitable operations and facilities can lead to restructuring charges and introduce the risk of disruptions to revenues and customer relationships. We compete with larger financial institutions who are rapidly evolving their service channels and escalating the costs of evolving the service process.

Expansion, growth, and acquisitions could negatively impact earnings if not successful.
We may grow organically both by geographic expansion and through business line expansion, as well as through acquisitions. Success of these activities depends on our ability to continue to maintain and develop an infrastructure appropriate to support and integrate such growth. Success may also depend on acceptance of the Bank by customers in these new markets and, in the case of expansion through acquisitions, these factors include the long-term recruitment and retention of key personnel and acquired customer relationships. Profitability depends on whether the marginal revenue generated in the new markets will offset the increased expenses of operating a larger entity, with more staff, more locations, and more product offerings. Failure to achieve any of these success factors may have a negative impact on our financial condition and results of operations.

Future pandemics, severe weather, natural disasters, acts of war or terrorism, and other external events could significantly impact our business and the business of our customers.

Future pandemics, severe weather, natural disasters, acts of war or terrorism, and other adverse external events could have a significant impact on our ability to conduct business. Such events could affect the stability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause us to incur additional expenses. In particular, such events may have a particularly negative impact upon the business of customers who are engaged in the hospitality industry in our markets, which could have a direct negative impact on our business and results of operations. Further, work-from-home and other modified business practices may introduce additional operational risks, including cybersecurity and execution risks, which may result in inefficiencies or delays, and may affect our ability to, or the manner in which we, conduct our business activities.

Changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs, may adversely affect our business, financial condition and results of operations.

There have been significant changes to U.S. trade policies, including tariffs affecting China, Canada and Mexico and there continues to be significant discussion regarding other potential changes to U.S. trade policies, treaties and tariffs, including the potential for additional tariffs. In addition, retaliatory tariffs have been imposed and additional retaliatory tariffs are likely. Tariffs, retaliatory tariffs or other trade restrictions on products and materials that our customers import or export could cause the prices of our customers' products to increase, which could reduce demand for such products. Any of these effects could adversely affect the ability of our customers to pay their loans. If our borrowers are unable to pay their loans, it would adversely affect our financial condition and results of operations. At this time, we are unable to predict whether and to what extent additional or higher tariffs or retaliatory tariffs will be imposed and the impact such actions will have on our customers.

Legal, Regulatory and Compliance Risks

We are subject to extensive government regulation and supervision, which may interfere with the ability to conduct business and may negatively impact our financial results.

Banking regulations are primarily intended to protect depositors' funds, the Federal Deposit Insurance Fund and the safety and soundness of the banking system as a whole, not shareholders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. We expect to become subject to future laws, rules and regulations beyond those currently proposed, adopted or contemplated in the U.S., as well as evolving interpretations of existing and future laws, rules and regulations. These and other restrictions could subject us to additional costs, limit the types of financial services and products we can offer, and/or limit the pricing we can charge on certain banking services, among other things. Compliance personnel and resources may increase costs of operations and adversely impact earnings.

We face significant legal risks, both from regulatory investigations and proceedings and from private actions brought against us.

As a participant in the financial services industry, many aspects of our business involve substantial risk of legal liability. From time to time, customers and others make claims and take legal action pertaining to the performance of our responsibilities, including our responsibilities as a fiduciary. Whether customer claims and legal action related to the performance of our responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to us, they may result in significant expenses, attention from management and financial liability. Any financial liability or reputational damage could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations. There is no assurance that litigation with private parties will not increase in the future. Actions currently pending against us may result in judgments, settlements, fines, penalties or other results adverse to us, which could materially adversely affect our business, financial condition or results of operations, or cause serious reputational harm to us.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act, and other fair lending laws and regulations impose community investment and nondiscriminatory lending requirements on financial institutions. The CFPB, the Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution's performance under the CRA, the Equal Credit Opportunity Act, the Fair Housing Act or other fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions, restrictions on expansion and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition and results of operations.

We may become subject to enforcement actions even though noncompliance was inadvertent or unintentional.
The financial services industry is subject to intense scrutiny from bank supervisors in the examination process and aggressive enforcement of federal and state regulations, particularly with respect to mortgage-related practices and other consumer compliance matters, and compliance with anti-money laundering, BSA and OFAC regulations, and economic sanctions against certain foreign countries and nationals. Enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. We maintain systems and procedures designed to ensure that we comply with applicable laws and regulations; however, some legal/regulatory frameworks provide for the imposition of fines or penalties for noncompliance even though the noncompliance was inadvertent or unintentional and even though there was in place at the time systems and procedures designed to ensure compliance. Failure to comply with these and other regulations, and supervisory expectations related thereto, may result in fines, penalties, lawsuits, regulatory sanctions, reputation damage, or restrictions on our business.

The Federal Reserve Board may require us to commit capital resources to support the Bank.
Federal law requires that a holding company act as a source of financial and managerial strength to its subsidiary bank and to commit resources to support such subsidiary bank. Under the "source of strength" doctrine, the Federal Reserve Board may require a holding company to make capital injections into a troubled subsidiary bank and may charge the holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may require the holding company to borrow the funds or raise capital. Any loans by a holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by us to make a required capital injection becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations.

We are subject to stringent capital requirements which may adversely impact return on equity, require additional capital raises, or limit the ability to pay dividends or repurchase shares.
Federal regulations establish minimum capital requirements for insured depository institutions, including minimum risk-based capital and leverage ratios, and define "capital" for calculating these ratios. The minimum capital requirements are: (i) a common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 to risk-based assets capital ratio of 6%; (iii) a total capital ratio of 8%; and (iv) a Tier 1 leverage ratio of 4%. The regulations also establish a "capital conservation buffer" of 2.5%, which if complied will result in the following minimum ratios: (i) a common equity Tier 1 capital ratio of 7.0%; (ii) a Tier 1 to risk-based assets capital ratio of 8.5%; and (iii) a total capital ratio of 10.5%. An institution will be subject to limitations on paying dividends, engaging in share repurchases and paying discretionary bonuses if its capital level falls below the capital conservation buffer amount. The application of these capital requirements could, among other things, require us to maintain higher capital resulting in lower returns on equity, and we may be required to obtain additional capital to comply or result in regulatory actions if we are unable to comply with such requirements.

Fee revenues from overdraft protection programs constitute a significant portion of our noninterest income and may be subject to increased supervisory scrutiny.
Revenues derived from transaction fees associated with overdraft protection programs offered to our customers represent a significant portion of its noninterest income. In response to recent increased congressional and regulatory scrutiny, and in anticipation of enhanced supervision and enforcement of overdraft protection practices in the future, certain banking organizations have begun to modify their overdraft protection programs, including by discontinuing the imposition of

overdraft transaction fees. These competitive pressures, as well as any adoption by the Bank's regulators of new rules or supervisory guidance or more aggressive examination and enforcement policies in respect of banks' overdraft protection practices, could cause it to modify programs and practices in ways that may have a negative impact on revenue and our earnings.

General Risk Factors

Changes in accounting policies or in accounting standards could materially affect our results of operations, and financial condition.
Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time, the FASB and the SEC change the financial accounting and reporting standards or the interpretation of those standards that govern the preparation of our external financial statements. These changes could materially impact how we report our results of operations and financial condition. New or revised standards could also require retroactive application, which could result in the restatement of our prior period financial statements in material amounts.

Our financial statements are based in part on assumptions and estimates, which, if wrong, could cause unexpected losses in the future.
Pursuant to U.S. GAAP, we are required to use certain assumptions and estimates in preparing our financial statements, including in determining loan loss and litigation reserves, goodwill impairment and the fair value of certain assets and liabilities, among other items. If assumptions or estimates underlying our financial statements are incorrect, we may experience material losses.

Internal controls may become ineffective in preventing or detecting material errors.
We regularly review and update our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the controls are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations, and financial condition.

We may be unable to attract and retain key personnel.
Our success depends, in large part, on its ability to attract and retain key personnel. Competition for qualified personnel in the financial services industry can be intense and we may not be able to hire or retain the key personnel. In addition, the Bank's rural geographic marketplace, combined with relatively expensive real estate purchase prices in the many tourist communities we serve, create additional risks for the our ability to attract and retain key personnel. The unexpected loss of key personnel could have an adverse impact on our business because of their skills, knowledge of the markets in which we operate, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

Future capital offerings may adversely affect the market price of our common stock.
In the future, we may attempt to increase our capital resources or, if our banking subsidiaries' capital ratios fall below required minimums, we could be forced to raise additional capital by making additional offerings of debt, common or preferred stock, trust preferred securities, and senior or subordinated notes. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Moreover, we cannot assure you that such capital will be available to us on acceptable terms or at all. Our inability to raise sufficient additional capital on acceptable terms when needed could adversely affect our businesses, financial condition and results of operations.

The market price and trading volume of our common stock may be volatile.
The market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. We cannot assure you that the market price of our common stock will not

fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

- quarterly variations in our operating results or the quality of our assets;
- operating results that vary from the expectations of management, securities analysts and investors;
- changes in expectations as to our future financial performance;
- announcements of innovations, new products, strategic developments, significant contracts, acquisitions and other material events by us or our competitors;
- the operating and securities price performance of other companies that investors believe are comparable to us;
- our past and future dividend practices;
- future sales of our equity or equity-related securities; and
- changes in global financial markets and global economies and general market conditions, such as interest rates, stock, commodity or real estate valuations or volatility.

Attractive acquisition opportunities may not be available to us in the future, which could limit the growth of our business.

We may not be able to sustain a positive rate of growth or expand our business. We expect that other banking and financial service companies, many of which have significantly greater resources than us, will compete with us in acquiring other financial institutions if we pursue such acquisitions. This competition could increase prices for potential acquisitions that we believe are attractive. Also, acquisitions are subject to various regulatory approvals. If we fail to receive the appropriate regulatory approvals for a transaction, we will not be able to consummate such transaction which we believe to be in our best interests. Among other things, our regulators consider our capital, liquidity, profitability, regulatory compliance and levels of goodwill and intangibles when considering acquisition and expansion proposals. Other factors, such as economic conditions and legislative considerations, may also impede or prohibit our ability to expand our market presence. If we are not able to successfully grow our business, our financial condition and results of operations could be adversely affected.

Anti-takeover provisions could negatively impact our stockholders.

Provisions of the articles of incorporation, Bylaws and applicable Maine law may delay or discourage transactions involving an actual or potential change in the Company's control or change in its management, including transactions in which shareholders might otherwise receive a premium for their shares, or transactions that its shareholders might otherwise deem to be in their best interests. Our articles of organization authorize our Board of Directors to issue preferred stock without stockholder approval and such preferred stock could be issued as a defensive measure in response to a takeover proposal. These and other provisions could make it more difficult for a third party to acquire us.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY

Introduction

Cybersecurity threats pose a risk to the Company as crimes committed through or involving the internet. Examples of those threats are malware, phishing, hacking, denial of service attacks, stealing information, unauthorized intrusions into internal systems or the systems of third-party vendors that could adversely impact operations or damage reputations. We are subject to extensive federal and state regulation of customer privacy and the security of financial information. Our federal regulator, the FDIC, is part of the Federal Financial Institutions Examination Council (FFIEC), which publishes extensive guidelines and examination procedures that are used to review the security of financial institutions.

Cybersecurity Risk Management

We utilize third party service providers to support and facilitate business and operational activities to achieve strategic goals. However, third parties may expose us and our customers to various risks. We have implemented a Vendor Risk

Management ("VRM") framework, which provides the tools and practices utilized in the oversight of third-party service providers, with an objective to meet legal and regulatory obligations, contractual requirements, performance expectations, and our own principles and values. For the 2025 period, there were no material incidents affecting the VRM framework or controls.

We have developed cybersecurity and data privacy programs designed to enable and safeguard the confidentiality, integrity and availability of our information systems and data by providing proactive security expertise and risk assessments, creating and maintaining a resilient and secure environment, and fostering a culture of security awareness and compliance throughout our organization. We maintain a robust Information Security Program that sets forth our commitment to the continual review and improvement of policies, processes, procedures, and standards for evaluating electronic and physical methods of accessing, collecting, storing, using, transmitting, disposing of, and protecting sensitive information, including customer information under guidelines established as part of the Gramm Leach-Bliley Act (GLBA).

The Bank manages cybersecurity threats proactively and maintains robust controls to protect its critical systems and data by investing in secure, reliable and resilient technology infrastructure, fostering a culture of technology risk awareness and continuously improving its technology risk management practices. Our process for monitoring and mitigating cybersecurity risk is designed in conjunction with our overall Risk Management Policy and Information Security Program. One of the key aspects of these programs are various risk assessments that are used to identify industry and company-specific risks, measure control effectiveness, identify any gaps that need to be addressed, and linking our controls with applicable policies, standards and guidelines to ensure that responsible parties are aware of their obligations with respect to this program. Annually, we engage a third party to perform penetration testing and ongoing analysis to identify potential vulnerabilities and areas for additional enhancements as well as a full-scope independent audit of IT and Information Security processes.

Risk Management Oversight and Governance

The management of cybersecurity risks is ultimately the responsibility of Company management and is governed by the Board. They devote significant time and attention to the oversight of cybersecurity and information security risks. The Board through its Board Risk Committee reviews monthly information technology and Information Security and Vendor Management reports that highlight key areas of focus and risk. The Board also reviews and approves the Information Security Program, the central program outlining cyber-security processes and controls annually and frequently receives presentations on and discusses cybersecurity and information security risks, industry trends and best practices.

Reporting to our Chief Risk Officer, our Security Information Officer has more than 20 years of experience in the information/computer security industry. He holds a Bachelor of Science in Economic Crime Investigation, a Masters of Business Administration and several certifications including Certified Information Systems Security Professional ("CISPP") and Certified in Risk and Information Systems Control ("CRISC"). He is supported by an experienced information security team. All of our employees also have a responsibility to protect the privacy of Company and Bank confidential and proprietary information. They are required to undergo periodic information security awareness training to ensure a clear understanding of their roles in protecting information assets and to create a security-minded culture. Additionally, the Company carries out regular phishing simulation tests throughout the year to keep employees alert, spread awareness and ensure that employees have the knowledge and resources necessary to report suspicious activity.

To date, we have not experienced a cybersecurity incident or data breach that has materially affected us or our business strategy, results of operations, or financial condition.

ITEM 2. PROPERTIES

Our Corporate Office is located at 82 Main Street in Bar Harbor, Maine. We provide full-banking services at 22 locations in Maine, 30 locations in New Hampshire and 10 locations in Vermont. We also have one stand-alone drive-up facility located in Woodstock, Vermont. In addition to banking offices, we have Operations Centers located in Ellsworth, Maine, and Newport, New Hampshire that house members of our operations, wealth management and administrative teams. We have additional office space located in a bank-owned facility in Bangor, Maine and in leased office spaces located in Hampden and Portland, Maine and in Manchester, New Hampshire. These locations offer back office support for multiple business lines and related functions throughout the organization. Additionally, we own a Wealth Management office building located in Concord, New Hampshire. In total, we own 41 retail banking branches and lease 21 others. We also own an additional 5 administrative buildings and lease 3 others. In the opinion of management, our physical properties are considered adequate to meet the needs of customers in the communities served. At December 31, 2025 the total net book value of our land, buildings, leasehold improvements, furniture, fixtures and equipment was $58.2 million.

ITEM 3. LEGAL PROCEEDINGS

We are from time to time subject to claims and litigation arising in the ordinary course of business. These claims and litigation may include, among other things, allegations of violation of banking and other applicable regulations, competition laws, labor laws and consumer protection laws, as well as claims or litigation relating to intellectual property, securities, breach of contract and tort. We intend to defend ourselves vigorously against any pending or future claims and litigation.

At this time, in the opinion of management, the likelihood is remote that the impact of such proceedings, either individually or in the aggregate, would have a material adverse effect on our consolidated results of operations, financial condition or cash flows. However, one or more unfavorable outcomes in any claim or litigation against us could have a material adverse effect for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management's attention and may materially adversely affect our reputation, even if resolved in our favor.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The common stock of the Company is traded on the NYSE American, under the trading symbol "BHB". As of March 6, 2026, there were 16,742,104 shares of Bar Harbor Bankshares common stock, par value $2.00 per share, outstanding and approximately 1,426 shareholders of record, as obtained through the Company's transfer agent. The number of record-holders may not reflect the number of persons or entities holding stock in nominee name through banks, brokerage firms or other nominee.

Cash dividends declared and paid totaled $0.32 per share in the second, third and fourth quarters of 2025 and $0.30 per share in the first quarter of 2025. We currently expect that comparable cash dividends will continue to be paid in the future. However, no assurances can be given that any dividends will be declared or paid on the Company's common stock in the future, or, if declared and paid, the amount or frequency of those dividends. The ability of the Company to pay dividends is contingent on the ability of the Bank to dividend funds to the Company to finance the payment of those dividends. The ability of the Company and the Bank to pay dividends is restricted by certain laws and regulations, and the payment of dividends by the Company and the Bank is within the discretion of their respective boards of directors.

The information called for by this item under Item 201(d) of Regulation S-K related to securities authorized for issuance under our equity compensation plans is set forth in our 2026 Proxy Statement, and is incorporated herein by reference.

Recent Sale of Unregistered Securities and Use of Proceeds from Registered Securities

No unregistered equity securities were sold by the Company during the year ended December 31, 2025.

Common Stock Performance Graph

The following graph illustrates the estimated yearly change in value of the cumulative total shareholder return on our common stock for each of the last five years. Total shareholder return is computed by taking the difference between the ending price of the common stock at the end of the previous year and the current year, plus any dividends paid divided by the ending price of the common stock at the end of the previous year. For purposes of comparison, the graph also matches our cumulative 5-Year total shareholder return on common stock with the cumulative total returns of the NYSE American Composite Index, and the S&P U.S. Small Cap Banks Index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from December 31, 2020 to December 31, 2025.



Index	Period Ending					
	12/31/20	12/30/21	12/31/22	12/31/23	12/31/24	12/31/25
Bar Harbor Bankshares	100.00	132.33	151.86	145.10	157.62	166.62
NYSE American Composite Index	100.00	148.39	182.70	207.29	217.01	325.59
S&P U.S. Small Cap Banks Index	100.00	139.21	122.74	123.35	145.82	160.37

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is management's analysis to assist in the understanding and evaluation of the consolidated financial condition and results of operations of the Company. It should be read in conjunction with the consolidated financial statements and footnotes and selected financial data presented elsewhere in this Annual Report. Within the tables presented, certain columns and rows may not sum due to the use of rounded numbers for disclosure purposes. The detailed financial discussion that follows focuses on 2025 results compared to 2024. For a discussion of 2024 results compared to 2023, see the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

GENERAL

The Company is a bank holding company headquartered in Maine, providing a broad array of banking and nonbanking products and services to businesses and consumers primarily within our three-state footprint. The Company's primary sources of revenue, through the Bank, are net interest income (predominantly from loans and investment securities) and noninterest income (principally fees and other revenue from financial services provided to customers or ancillary services tied to loans and deposits).

ANNUAL PERFORMANCE OVERVIEW

Financial Highlights (For the year ended December 31, 2025 compared to the same period of 2024)

- $36.9 million net income compared to $43.5 million
- $2.31 diluted earnings per share compared to $2.84
- 3.41% net interest margin compared to 3.15%
- 59.23 efficiency ratio compared to 61.83%
- $4.7 billion total assets compared to $4.1 billion
- 6% organic annualized commercial loan growth

Acquisition of Guaranty Bancorp, Inc.
On August 1, 2025, we completed our acquisition of Guaranty Bancorp, Inc., the parent company of Woodsville Guaranty Savings Bank ("Woodsville"). After purchase accounting fair value adjustments, the acquisition added $658.1 million of total assets, including $413.4 million of loans, as well as $641.2 million of total liabilities, primarily consisting of $531.3 million in deposits and $109.2 million in borrowings and subordinated debt. Based on the $39.2 million consideration paid the Company recorded goodwill of $22.3 million and core deposit intangibles of $14.0 million in other intangibles related to the acquisition.

SELECTED FINANCIAL DATA

(in millions, except ratios and share data)	At or For the Years Ended December 31,					
		2025		2024		2023
Financial Condition Data:						
Total assets	$	4,684	$	4,083	$	3,971
Total earning assets[1]		4,297		3,782		3,664
Total investments		597		533		547
Total loans		3,606		3,147		2,999
Allowance for credit losses		34		29		28
Total goodwill and intangible assets		158		123		124
Total deposits		3,821		3,268		3,141
Total borrowings		270		291		332
Total shareholders' equity		533		458		432
Operating Data:						
Total interest and dividend income	$	210	$	189	$	174
Total interest expense		75		75		57
Net interest income		134		114		118
Non-interest income		34		37		35
Net revenue[2]		169		151		154
Provision for credit losses		5		2		3
Total non-interest expense		118		96		93
Income tax expense		9		9		12
Net income		37		44		45
Ratios and Other Data:						
Per Common Share Data						
Basic earnings	$	2.32	$	2.86	$	2.96
Diluted earnings		2.31		2.84		2.95
Total book value[5]		31.88		30.00		28.48
Dividends		1.26		1.18		1.10
Common stock price:						
High		35.00		38.47		32.42
Low		26.43		23.26		19.55
Close		31.05		30.58		29.36
Weighted average common shares outstanding (in thousands):						
Basic		15,892		15,240		15,142
Diluted		15,955		15,311		15,195

(in millions, except ratios and share data)	At or For the Years Ended December 31,		
	2025	2024	2023
Performance Ratios: [3][4]			
Return on assets	0.85 %	1.09 %	1.14 %
Return on equity	7.49	9.75	10.88
Interest rate spread	2.91	2.61	2.86
Net interest margin[5]	3.41	3.15	3.29
Dividend payout ratio	44.42	40.85	36.93
Organic Growth Ratios:			
Total commercial loans	6 %	9 %	6 %
Total loans	1	5	3
Total deposits	1	4	3
Asset Quality and Condition Ratios:			
Non-accruing loans/total loans	0.32 %	0.22 %	0.18 %
Net charge-offs (recoveries)/average loans	0.03	0.01	—
Allowance for credit losses/total loans	0.94	0.91	0.94
Loans/deposits	94	96	95
Capital Ratios:			
Tier 1 capital to average assets - Company	9.45 %	10.30 %	9.70 %
Tier 1 capital to risk-weighted assets - Company	11.54	12.06	11.96
Tier 1 capital to average assets - Bank	9.90	10.66	10.50
Tier 1 capital to risk-weighted assets - Bank	12.10	12.50	12.96
Shareholders equity to total assets[5]	11.37	11.23	10.88

(1) Earning assets includes non-accruing loans and interest-bearing deposits with other banks. Securities are valued at amortized cost.

(2) Net revenue is defined as net interest income plus non-interest income.

(3) All performance ratios are based on average balance sheet amounts, where applicable.

(4) Fully taxable equivalent considers the impact of tax advantaged securities and loans.

(5) Non-GAAP financial measure. Refer to the Reconciliation of Non-GAAP Financial Measures for additional information.

AVERAGE BALANCES AND AVERAGE YIELDS/RATES

The following table presents average balances (calculated using a daily average) and average rates and yields on a fully taxable equivalent basis for the periods indicated:

	Year Ended December 31,								
	2025			2024			2023		
(in millions, except ratios)	Average Balance	Interest (3)	Yield/ Rate(3)	Average Balance	Interest (3)	Yield/ Rate(3)	Average Balance	Interest (3)	Yield/ Rate(3)
Assets									
Interest-earning deposits with other banks	$ 48	$ 2	4.53 %	$ 36	2	5.54 %	$ 37	2	5.33 %
Available-for-sale debt securities(2)(3)	614	24	3.97	580	23	3.94	594	25	3.74
FHLB stock	11	1	7.41	10	1	9.82	16	1	8.96
Loans:									
Commercial real estate	1,843	106	5.74	1,626	91	5.59	1,537	81	5.27
Commercial and industrial(3)	476	31	6.44	466	32	6.75	437	28	6.39
Residential	903	40	4.41	859	35	4.12	905	35	3.82
Consumer	115	8	7.14	100	7	7.14	97	7	6.75
Total loans (1)	3,337	185	5.53	3,051	165	5.40	2,976	151	5.04
Total earning assets	4,010	212	5.28 %	3,677	191	5.18 %	3,623	179	4.85 %
Cash and due from banks	35			32			34		
Allowance for credit losses	(31)			(29)			(27)		
Goodwill and other intangible assets	136			124			125		
Other assets	187			182			179		
Total assets	$ 4,337			$ 3,986			$ 3,934		
Liabilities									
Interest-bearing demand	$ 1,003	$ 14	1.41 %	$ 886	$ 12	1.41 %	$ 900	9	0.98 %
Savings	588	4	0.64	547	4	0.67	595	2	0.39
Money market	425	11	2.62	380	12	3.02	407	10	2.48
Time	910	34	3.79	791	34	4.30	533	17	3.19
Total interest bearing deposits	2,926	63	2.17	2,604	62	2.37	2,435	38	1.57
Borrowings	245	12	4.69	300	13	4.40	401	18	4.56
Total interest bearing liabilities	3,171	75	2.37 %	2,904	75	2.58 %	2,836	56	1.99 %
Non-interest bearing demand deposits	614			571			619		
Other liabilities	59			65			67		
Total liabilities	3,844			3,540			3,522		
Total shareholders' equity	493			446			412		
Total liabilities and shareholders' equity	$ 4,337			$ 3,986			$ 3,934		
Net interest spread			2.91 %			2.61 %			2.86 %
Net interest margin			3.41			3.15			3.29

(1) The average balances of loans include non-accrual loans and unamortized deferred fees and costs.
(2) The average balance for securities is based on amortized cost.
(3) Fully taxable equivalent considers the impact of tax-advantaged securities and loans.

RATE/VOLUME ANALYSIS

The following table presents the effects of rate and volume changes on the fully taxable equivalent net interest income. Tax exempt interest revenue is shown on a tax-equivalent basis for proper comparison. For each category of interest-earning assets and interest-bearing liabilities, information is provided with respect to changes attributable to (1) changes in rate (change in rate multiplied by prior year volume), (2) changes in volume (change in volume multiplied by prior year rate), and (3) changes in volume/rate (change in rate multiplied by change in volume) have been allocated proportionately based on the absolute value of the change due to the rate and the change due to volume.

(in thousands)	2025 Compared with 2024 Increases (Decreases) due to			2024 Compared with 2023 Increases (Decreases) due to		
	Rate	Volume	Net	Rate	Volume	Net
Interest income:						
Interest-earning deposits with other banks	$ (482)	$ 659	$ 177	$ 78	$ (91)	$ (13)
Available-for-sale debt securities	181	1,358	1,539	1,134	(558)	576
Federal Home Loan Bank Stock	(261)	104	(157)	84	(543)	(459)
Loans:						
Commercial real estate	2,860	12,081	14,941	5,100	4,724	9,824
Commercial and industrial	(1,496)	630	(866)	1,698	1,886	3,584
Residential	2,602	1,832	4,434	2,605	(1,761)	844
Consumer	—	1,119	1,119	382	160	542
Total loans	3,966	15,662	19,628	9,785	5,009	14,794
Total interest income	$ 3,404	$ 17,783	$ 21,187	$ 11,081	$ 3,817	$ 14,898
Interest expense:						
Deposits:						
NOW	$ 24	$ 1,644	$ 1,668	$ 3,790	$ (135)	$ 3,655
Savings	(179)	280	101	1,546	(190)	1,356
Money market	(1,690)	1,364	(326)	2,059	(663)	1,396
Time deposits	(4,710)	5,097	387	8,818	8,239	17,057
Total deposits	(6,555)	8,385	1,830	16,213	7,251	23,464
Borrowings	709	(2,382)	(1,673)	(461)	(4,625)	(5,086)
Total interest expense	$ (5,846)	$ 6,003	$ 157	$ 15,752	$ 2,626	$ 18,378
Change in net interest income	$ 9,250	$ 11,780	$ 21,030	$ (4,671)	$ 1,191	$ (3,480)

NON-GAAP FINANCIAL MEASURES

Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America ("GAAP") and the prevailing practices in the financial services industry. However, we also evaluate our performance by reference to certain additional financial measures discussed in this Annual Report that we identify as being "non-GAAP financial measures." In accordance with SEC rules, we classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP as in effect from time to time in the United States in our statements of income, balance sheets or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

These non-GAAP measures are intended to provide the reader with additional supplemental perspectives on operating results, performance trends, and financial condition. Non-GAAP financial measures are not a substitute for GAAP measures; they should be read and used in conjunction with the Company's GAAP financial information. Because non-GAAP financial measures presented in this Annual Report are not measurements determined in accordance with GAAP and are susceptible to varying calculations, these non-GAAP financial measures, as presented, may not be comparable to other similarly titled measures presented by other companies. A reconciliation of non-GAAP financial measures to GAAP measures is provided herein. In all cases, it should be understood that non-GAAP measures do not depict amounts that accrue directly to the benefit of shareholders. An item which management excludes when computing non-GAAP financial measures can be of substantial importance to the Company's results for any particular quarter or year. Each non-GAAP measure used by the Company in this Annual Report as supplemental financial data should be considered in conjunction with the Company's GAAP financial information. The Company utilizes these non-GAAP financial measures for purposes of measuring our performance against our peer group and other financial institutions and analyzing our internal performance. We also believe these non-GAAP financial measures help investors better understand the Company's operating performance and trends and allow for better performance comparisons to other banks. In addition, these non-GAAP financial measures remove the impact of unusual items that may obscure trends in the Company's underlying performance.

The non-GAAP financial measures that we discuss in this Annual Report should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this Annual Report may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures we have discussed in this Annual Report when comparing such non-GAAP financial measures. The following reconciliation table provides a more detailed analysis of these, and reconciliation for, each of non-GAAP financial measures.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

The following table summarizes the reconciliation of non-GAAP items for the time periods presented:

(in thousands)	Calculations	Year Ended December 31,		
		2025	2024	2023
Net income		$ 36,919	$ 43,544	$ 44,852
Non-recurring items:				
Loss (gain) on available-for-sale debt securities [6]		5,329	(50)	(34)
Gain on sale of premises and equipment, net		257	(192)	182
Provision on non-PCD acquired loans		3,954	—	—
Acquisition, conversion and other expenses		10,592	20	283
Income tax expense [1]		(4,938)	53	(104)
Total non-recurring items		15,194	(169)	327
Total adjusted income[2]	(A)	$ 52,113	$ 43,375	$ 45,179
Net interest income	(B)	$ 134,478	$ 113,839	$ 117,675
Plus: Non-interest income		34,456	36,888	35,073
Total Revenue		168,934	150,727	152,748
Loss (gain) on available-for-sale debt securities [6]		5,329	(50)	(34)
Total adjusted revenue[2]	(C)	$ 174,263	$ 150,677	$ 152,714
Total non-interest expense		$ 117,727	$ 95,987	$ 92,723
Non-recurring expenses:				
Gain on sale of premises and equipment, net		(257)	192	(182)
Acquisition, conversion and other expenses		(10,592)	(20)	(283)
Total non-recurring expenses		(10,849)	172	(465)
Adjusted non-interest expense[2]	(D)	$ 106,878	$ 96,159	$ 92,258
Total revenue		168,934	150,727	152,748
Total non-interest expense		117,727	95,987	92,723
Pre-tax, pre-provision net revenue[2]	(S)	$ 51,207	$ 54,740	$ 60,025
Adjusted revenue[2]		174,263	150,677	152,714
Adjusted non-interest expense[2]		106,878	96,159	92,258
Adjusted pre-tax, pre-provision net revenue[2]	(U)	$ 67,385	$ 54,518	$ 60,456
(in millions)				
Average earning assets	(E)	$ 4,010	$ 3,677	$ 3,623
Average assets	(F)	4,337	3,986	3,934
Average shareholders' equity	(G)	493	446	412
Average tangible shareholders' equity[2][3]	(H)	356	323	288
Tangible shareholders' equity, period-end[2][3]	(I)	374	335	308
Tangible assets, period-end[2][3]	(J)	4,526	3,960	3,847

	Calculations	Year Ended December 31,		
		2025	2024	2023
(in thousands)				
Common shares outstanding, period-end	(K)	16,702	15,280	15,172
Average diluted shares outstanding	(L)	15,955	15,311	15,195
Adjusted earnings per share, diluted[2]	(A/L)	$ 3.27	$ 2.84	$ 2.95
Tangible book value per share, period-end[2]	(I/K)	22.41	21.93	20.28
Total tangible shareholders' equity/total tangible assets[2]	(I/J)	8.27	8.46	8.00
Performance ratios[4]				
Return on assets		0.85 %	1.09 %	1.14 %
Adjusted return on assets[2]	(A/F)	1.20	1.09	1.15
Pre-tax, pre-provision return on assets[2]	(S/F)	1.18	1.37	1.53
Adjusted pre-tax, pre-provision return on assets[2]	(U/F)	1.55	1.37	1.54
Return on equity		7.49	9.75	10.88
Adjusted return on equity[2]	(A/G)	10.58	9.72	10.96
Return on tangible equity		10.68	13.72	15.84
Adjusted return on tangible equity[1][2]	(A+Q)/H	14.94	13.67	15.96
Efficiency ratio[1][2][5]	(D-O-Q)/(C+N)	59.23	61.83	58.47
Net interest margin, fully taxable equivalent[2]	(B+P)/E	3.41	3.15	3.29
Supplementary data (in thousands)				
Taxable equivalent adjustment for efficiency ratio	(N)	$ 2,927	$ 2,455	$ 2,392
Franchise taxes included in non-interest expense	(O)	408	538	638
Tax equivalent adjustment for net interest margin	(P)	2,297	1,905	1,550
Intangible amortization	(Q)	1,514	932	932

(1) 2025 assumes a marginal tax rate of 24.65% for the fourth and third quarters and 24.26% for the second and first quarters. 2024 assumes a marginal tax rate of 23.73% for the fourth quarter, 23.82% for the second and third quarters and 24.01% for the first quarter. 2023 assumes a marginal tax rate of 24.01% for the fourth quarter and 23.80% for the first three quarters.

(2) Non-GAAP financial measure.

(3) Tangible shareholders' equity is computed by taking total shareholders' equity less the intangible assets at period-end. Tangible assets are computed by taking total assets less the intangible assets at period-end.

(4) All performance ratios are based on average balance sheet amounts, where applicable.

(5) Efficiency ratio is computed by using adjusted non-interest expense net of franchise taxes and intangible amortization divided by adjusted revenue tax effected for tax-advantaged assets.

(6) The loss on available-for-sale debt securities includes a $4.5 million loss on corporate debt securities and $549 thousand on a matured debt security.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2025 AND 2024

Cash and cash equivalents
Total cash and cash equivalents at December 31, 2025 were $80.8 million, compared to $72.2 million at December 31, 2024. Interest-earning deposits held with other banks totaled $35.9 million at year-end 2025 compared to $37.9 million at year-end 2024 carrying a yield of 4.53% in 2025 versus 5.54% in 2024.

Available-for-sale debt securities
Securities totaled $597.4 million at year-end 2025 and $521.0 million at year-end 2024. The increase is primarily due to $115.0 million in securities from the Woodsville acquisition. During 2025, security purchases totaled $91.0 million and were offset by $43.6 million in sales and $99.8 million of maturities, calls and pay-downs of amortizing securities. The sales primarily consisted of $40.8 million of lower yielding securities from the acquisition of Woodsville. Fair value adjustments decreased the security portfolio by $47.5 million in 2025 compared to a $62.3 million unrealized loss in 2024. The weighted average yield of the securities portfolio was 3.97% as of December 31, 2025 compared to 3.94% at year-end 2024. At the end of 2025, our securities portfolio had an average life of 7.1 years with an effective duration of 5.2 years and an average life of 8.5 and an effective duration of 4.8 at year-end 2024. All securities remain classified as available for sale to provide flexibility in loan funding and management of our cost of funds.

Federal Home Loan Bank stock
FHLB Stock was $11.3 million at year-end 2025, compared to $12.2 million at year-end 2024. Activity during 2025 consisted of $4.4 million acquired from Woodsville and purchases of $11.7 million offset by redemptions of $17.0 million due to paydowns of wholesale borrowings.

Loans held for sale
Loans held for sale increased to $5.3 million at year-end 2025 compared to $1.2 million at year-end 2024. The increase was driven by the interest rate environment and demand for wholesale loans. During 2025 we sold $52.4 million of loans held for sale resulting in a net gain of $724 thousand, during 2024 we sold $54.9 million of loans held for sale resulting in a net gain of $663 thousand.

Loans
Loans were $3.6 billion at year-end 2025, compared to $3.1 billion at year-end 2024. Loan growth was driven by the $413.4 million in loans acquired from Woodsville. Total commercial loans in 2025 were $2.4 billion, growing 6% on an annualized basis, excluding the impact of acquired loans, compared to $2.1 billion at year-end 2024. Commercial growth included $690.9 million in originations during the year, partially offset by payoffs and paydowns. Total residential loans increased to $1.1 billion at year-end 2025 from $888.3 million at year-end 2024, primarily as a result of $248.5 million in acquired loans. Consumer loans were $128.8 million at year-end 2025 compared to $102.2 million at year-end 2024 and included $21.4 million in loans acquired from Woodsville.

Allowance for Credit Losses on Loans
The allowance for credit losses on loans was $34.1 million at December 31, 2025 compared to $28.7 million as of December 31, 2024. The increase was primarily driven by $4.0 million in reserves on non-PCD loans and $1.6 million in reserves on PCD loans from the Woodsville acquisition. Net charge-offs were $950 thousand in 2025 compared to $353 thousand in 2024 driven by the resolution of three commercial and industrial loans. The net charge-offs to average loans ratio remains strong at 0.03% in 2025 compared to 0.01% in 2024.

Premises and Equipment
Premises and equipment increased $7.0 million at December 31, 2025 to $58.2 million compared to $51.2 million at December 31, 2024, driven by $6.6 million in acquired assets from the Woodsville acquisition. We sold $406 thousand of premises held for sale in 2025 that resulted in a gain of $189 thousand. The gain from premises held for sale was offset by the disposal of certain acquired assets resulting in a loss of $446 thousand for a net loss on premises and equipment of $257 thousand.

Goodwill and Other Intangibles

Goodwill increased to $141.8 million in 2025 compared to $119.5 million at year-end 2024. During the year the Company acquired Woodsville which led to the increase in goodwill of $22.3 million. Other intangibles increased $12.5 million in 2025 driven by $14.0 million from the acquisition partially offset by amortization of $1.5 million.

Other Assets

Total other assets increased $16.6 million to $200.8 million at December 31, 2025 from $184.2 million as of December 31, 2024. The increase is driven by the cash surrender value of bank-owned life insurance income which increased $14.4 million primarily due to the acquisition of Woodsville. Deferred tax assets increased $6.6 million and was offset in part by other assets decreasing $4.4 million.

Deposits

Total deposits increased $553.6 million to $3.8 billion at the end of 2025 compared to $3.3 billion at the end of 2024. The overall increase in deposits is due to the acquisition of $531.3 million from Woodsville. Non-maturity deposits, excluding acquired deposits, increased $38.9 million during 2025 primarily due to interest-bearing demand deposits. Excluding the impact of acquired deposits, time deposits decreased $16.6 million during the year primarily due to $86.0 million in brokered deposit maturities.

Borrowings

Total borrowings decreased $21.0 million to $269.6 million at December 31, 2025 compared to $290.6 million as of December 31, 2024. Acquired FHLB borrowings totaled $98.0 million, of which $15.0 million of advances were paid off shortly after the acquisition date. Senior borrowings decreased $33.2 million during the year as loan paydowns, deposits and proceeds from the investment portfolio were utilized to decrease borrowing levels. Subordinated borrowings increased $12.2 million primarily due to $11.2 million of subordinated borrowings from the Woodsville acquisition.

Derivative Financial Instruments and Other Liabilities

Other liabilities totaled $60.4 million at December 31, 2025 compared to $66.6 million as of December 31, 2024. The decrease was primarily driven by a $10.0 million reduction in the fair value of customer loan swaps, partially offset by increased unpaid services and $2.6 million in unearned income related to contract negotiations from the Woodsville acquisition.The reserve for unfunded commitments increased $796 thousand at the end of 2025 to $3.8 million compared to $3.1 million at December 31, 2024, which are also recorded in other liabilities.

Equity

Total equity was $532.5 million at year-end 2025, compared with $458.4 million at year-end 2024. Book value per share was $31.88 as of December 31, 2025 compared with $30.00 at December 31, 2024. Upon the acquisition of Woodsville each share of Guaranty's common stock was converted into the right to receive 1.85 shares of the Company's common stock, with cash paid in lieu of any fractional shares. The total consideration paid by the Company was $39.2 million and in total the Company issued 1.4 million shares of its common stock.

During 2025 and 2024, the Company declared and distributed regular cash dividends on its common stock in the aggregate amounts of $20.4 million and $17.8 million, respectively. The Company's 2025 dividend payout ratio amounted to 44%, compared with 42% in 2024. Total cash dividends paid increased 7% in 2025 and was $1.26 per share of common stock, compared with $1.18 per share of common stock in 2024.

The Company and the Bank remained well-capitalized under regulatory guidelines at period end as further described in Note 13 – *Shareholders' Equity and Earnings Per Common Share* on the Consolidated Financial Statements.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

Net Interest Income

Net interest income for 2025 was $134.5 million compared with $113.8 million in 2024. The net interest margin was 3.41% in 2025 compared to 3.15% in the prior year. The yield on earning assets totaled 5.28% at December 31, 2025 compared to 5.18% at December 31, 2024. The yield on loans was 5.53% in 2025 and 5.40% in 2024 primarily due to the acquisition of $413.4 million loans. Total loan yield growth was partially offset by a decrease in the commercial and industrial yield to 6.44% for 2025 from 6.75% in 2024 driven by the decrease in rates of adjustable-rate loans. Costs of interest-bearing deposits decreased in 2025 to 2.17% from 2.37% in 2024 while borrowing costs increased to 4.69% in 2025 from 4.40% in 2024.

Provision for Credit Losses

The provision for credit losses on loans was $4.6 million at December 31, 2025 compared to $955 thousand at December 31, 2024. The increase was due to the $4.0 million reserve on non-PCD loans as a result of the Woodsville acquisition. The provision for credit losses on available-for-sale debt securities was $636 thousand in 2025 compared to $1.2 million in 2024. The provision for available-for-sale-debt securities was due to the deterioration in scheduled interest payments and estimated future cash flows of two corporate securities in 2024.

Non-Interest Income

Non-interest income in 2025 was $34.6 million compared to $36.9 million in 2024. Trust management fees were $16.1 million in 2025 compared to $15.7 million in 2024 due to higher assets under management of $3.0 billion at year-end 2025 compared to $2.8 billion at year-end 2024. Customer service fees increased 8% to $16.0 million in 2025 from $14.8 million in 2024 driven by increased deposit balances due to the Woodsville acquisition. Customer derivative income increased $1.1 million year-over-year primarily driven by the interest rate environment and swap timing. The overall decrease was driven by the Company recognizing impairment losses of $4.6 million on available-for-sale debt securities in 2025. For further detail see Note 3 – *Available-for-Sale Debt Securities* on the Consolidated Financial Statements.

Non-Interest Expense

Non-interest expense increased to $117.7 million in 2025 compared to $96.0 million in 2024. The increase was primarily due to $10.6 million in acquisition, conversion and other expenses related to the Woodsville acquisition. Salaries and benefits expense increased $5.7 million to $60.5 million in 2025 mostly due to increased personnel from the acquisition. Other expenses increased $5.5 million driven by a $1.5 million increase in the provision for unfunded commitments, $742 thousand increase in occupancy and equipment and $582 thousand in amortization of other intangibles all of which are related to the acquisition of Woodsville.

Income Tax Expense

Income tax expense was $9.0 million for the year ended December 31, 2025 compared to $9.1 million for the year ended December 31, 2024. The effective tax rate was 19.6% in 2025 compared to 17.26% in 2024.

LIQUIDITY AND CASH FLOWS

Liquidity is measured by the ability to meet short-term cash needs at a reasonable cost or minimal loss. Favorable sources of liabilities are sought to maintain prudent levels of liquid assets in order to satisfy varied liquidity demands. Besides serving as a funding source for maturing obligations, liquidity provides flexibility in responding to customer initiated needs. Many factors affect the ability to meet liquidity needs, including variations in the markets served by its network of offices, its mix of assets and liabilities, reputation and credit standing in the marketplace, and general economic conditions.

The liquidity position is actively managed through target ratios established under our liquidity and funding policy. Continual monitoring of these ratios, by using historical data and through forecasts under multiple rate and stress scenarios, allows the ability to employ strategies necessary to maintain adequate liquidity. The policy is to maintain a liquidity position of at least 8% of total assets. A portion of the deposit base has been historically seasonal in nature, with balances typically declining in the winter months through late spring, during which period the liquidity position tightens.

A liquidity contingency plan is approved by the Bank's Board of Directors. This plan addresses the steps that would be taken in the event of a liquidity crisis, and identifies other sources of liquidity available to the Company. Management believes that the level of liquidity is sufficient to meet current and future funding requirements. However, changes in economic conditions, including consumer savings habits and availability or access to the brokered deposit market could potentially have a significant impact on the liquidity position.

The existing cash and cash equivalents (including an interest-bearing deposit at the FRB Boston), securities available for sale and cash flows from operating activities will be sufficient to meet anticipated cash needs for at least the next

12 months. Future working capital needs will depend on many factors, including the rate of business and revenue growth. To the extent cash and cash equivalents, securities available for sale and cash flows from operating activities are insufficient to fund future activities, the need to raise additional funds through debt arrangements or public or private debt or equity financings may be utilized. The need to raise additional funds may be needed in the event it is determined in the future to effect one or more acquisitions of banks or businesses. If additional funding is required, we may not be able to obtain debt arrangements or to effect an equity or debt financing on terms acceptable or at all.

Capital Resources

Consistent with our long-term goal of operating a sound and profitable organization, at December 31, 2025, we continue to be a "well-capitalized" financial institution according to applicable regulatory standards. Management believes this to be vital in promoting depositor and investor confidence and providing a solid foundation for future growth.

At December 31, 2025, available same-day liquidity totaled approximately $1.0 billion, including cash, borrowing capacity at FHLB and the Federal Reserve Discount Window and various lines of credit. Additional sources of liquidity include cash flows from operations, wholesale deposits, cash flow from the Company's amortizing securities and loan portfolios. At December 31, 2025, we had unused borrowing capacity at the FHLB of $259.1 million, unused borrowing capacity at the Federal Reserve of $94.0 million and unused lines of credit totaling $41.0 million.

Purchase Obligations

In the normal course of conducting our banking and financial services business, and in connection with providing products and services to our customers, a variety of traditional third-party contracts for support services have been entered into. Examples of such contractual agreements include, but are not limited to: services providing core banking systems, ATM and debit card processing, trust services software, accounting software and the leasing of T-1 telecommunication lines and other technology infrastructure supporting our network. These types of purchase obligations that will come due during 2026 is approximately $10.3 million as of December 31, 2025 which is expected to be funded by cash flows generated from our operations.

Impact of Inflation and Changing Prices

A banking organization's assets and liabilities are primarily monetary. Changes in the rate of inflation do not have as great an impact on the financial condition of a bank as do changes in interest rates. Moreover, interest rates do not necessarily change at the same percentage as inflation. Accordingly, changes in inflation are not expected to have a material impact on the Company.

The FOMC often applies contractionary monetary policies during times of high inflation, resulting in elevated interest rates. Elevated interest rates may lower the market value of existing balance sheet assets and often result in a significant unrealized loss position. These lower market values may negatively affect the Bank's liquidity position as it results in a lower value of the Bank's liquid assets.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

Please refer to the notes on Recently Adopted Accounting Principles and Future Application of Accounting Pronouncements in Note 1 – *Summary of Significant Accounting Policies* of the Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

 Note 1 – *Summary of Significant Accounting Policies* to our audited Consolidated Financial Statements for the year ended December 31, 2025 contains a summary of significant accounting policies. Various elements of these accounting policies, by their nature, are subject to estimation techniques, valuation assumptions and other subjective assessments. Certain assets are carried in the consolidated statements of financial condition at estimated fair value or the lower of cost or estimated fair value. Policies with respect to the methodology used to determine the allowance for credit losses is a critical accounting policy and estimate because of its importance to the presentation of our financial condition and results of operations. The critical accounting policy involves a higher degree of complexity and requires management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. The use of different judgments, assumptions, and estimates could result in material differences in the results of operations or financial condition.

Allowance for credit losses on loans (the "allowance")

The estimate of expected credit losses on collectively evaluated loans is based on relevant information about current conditions, past events, and reasonable and supportable forward-looking forecasts regarding collectability of the reported amounts. Management employs a process and methodology to estimate the allowance for credit losses ("ACL") on collectively evaluated loans that evaluates both quantitative and qualitative components. The methodology for evaluating the quantitative component involves pooling loans into portfolio segments for loans that share similar risk characteristics. For all loan segments measured on a collective basis, the Company utilizes a discounted cash flow ("DCF") methodology to estimate credit losses over the expected life of the loan. The DCF methodology applies the probability of default ("PD") and the loss given default ("LGD") assumptions over the remaining contractual life of the loan which is adjusted for prepayment speeds, curtailment rate and time to recovery assumptions to estimate a reserve for each loan. The Company uses regression models to develop the PD and LGD assumptions, which are derived primarily from segment-specific selected peers. The loss rates are adjusted by an economic forecast over the reasonable and supportable forecast period after which time they revert back to the historical mean.

Assumptions evaluated each reporting period include the probability of default and loss given default assumptions, macroeconomic forecast variables, prepayment speed assumptions, and the determination of the qualitative factors. As of December 31, 2025 management utilized National Unemployment Rate, Commercial Real Estate Price Index and House Price Index in their economic forecast. Hypothetically, if the economic forecast was deteriorated by 100bps compared to management's base scenario the impact to the allowance would be an increase of $1.3 million. Hypothetically, if the economic forecast improved by 100bps compared to management's base scenario, the impact to the allowance would be a decrease of $1.3 million. Hypothetically, if prepayment speeds doubled there would be a decrease to the allowance of $2.6 million. Hypothetically, if prepayment speeds were decreased by half there would be an increase to the allowance of $2.9 million.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates/prices, such as interest rates, foreign currency exchange rates, commodity prices and equity prices. The most significant market risk that affects us is interest rate risk. Other types of market risk do not arise in the normal course of our business activities.

The responsibility for interest rate risk management oversight is the function of the Bank's Asset and Liability Committee, or ALCO, chaired by the Bank's Chief Financial Officer and composed of various members of the Bank's senior management. ALCO meets regularly to review balance sheet structure, formulate strategies in light of current and expected economic conditions, adjust product prices as necessary, implement policy, monitor liquidity, and review performance against guidelines established to control exposure to the various types of inherent risk.

Interest Rate Risk

Interest rate risk can be defined as an exposure to movement in interest rates that could have an adverse impact on the Bank's net interest income. Interest rate risk arises from the imbalance in the re-pricing, maturity and/or cash flow characteristics of assets and liabilities. Management's objectives are to measure, monitor and develop strategies in response to the interest rate risk profile inherent in the Bank's balance sheet. The objectives in managing the Bank's balance sheet are to preserve the sensitivity of net interest income to actual or potential changes in interest rates, and to enhance profitability through strategies that promote sufficient reward for understood and controlled risk.

The Bank's interest rate risk measurement and management techniques incorporate the re-pricing and cash flow attributes of balance sheet and off-balance sheet instruments as each relate to current and potential changes in interest rates. The level of interest rate risk, measured in terms of the potential future effect on net interest income, is determined through the use of modeling and other techniques under multiple interest rate scenarios. Interest rate risk is evaluated in depth on a quarterly basis and reviewed by ALCO and the Bank's Board of Directors.

The Bank's Asset Liability Management Policy, approved annually by the Bank's Board of Directors, establishes interest rate risk limits in terms of variability of net interest income under rising, flat, and decreasing rate scenarios. It is the role of the ALCO to evaluate the overall risk profile and to determine actions to maintain and achieve a posture consistent with policy guidelines.

Interest Rate Sensitivity Modeling:
The Bank utilizes an interest rate risk model widely recognized in the financial industry to monitor and measure interest rate risk. The model simulates the behavior of interest income and expense for all balance sheet and off-balance sheet instruments, under different interest rate scenarios together with a dynamic future balance sheet. Interest rate risk is measured in terms of potential changes in net interest income based upon shifts in the yield curve.

The interest rate risk sensitivity model requires that assets and liabilities be broken down into components as to fixed, variable, and adjustable interest rates, as well as other homogeneous groupings, which are segregated as to maturity and type of instrument. The model includes assumptions about how the balance sheet is likely to evolve through time and in different interest rate environments. The model uses contractual re-pricing dates for variable products, contractual maturities for fixed rate products, and product-specific assumptions for deposit accounts, such as money market accounts, that are subject to re-pricing based on current market conditions. Re-pricing margins are also determined for adjustable rate assets and incorporated in the model. Investment securities and borrowings with option provisions are examined on an individual basis in each rate environment to estimate the likelihood of exercise. Prepayment assumptions for mortgage loans are calibrated using specific Bank experience while mortgage-backed securities are developed from industry standard models of prepayment speeds, based upon similar coupon ranges and degree of seasoning. Cash flows and maturities are then determined, and for certain assets, prepayment assumptions are estimated under different interest rate scenarios. Interest income and interest expense are then simulated under several hypothetical interest rate conditions.

The simulation models a parallel and pro rata shift in rates over a 12-month period. Using this approach, we are able to produce simulation results that illustrate the effect that both a gradual "rate ramp" and a "rate shock" have on earnings expectations. Our net interest income sensitivity analysis reflects changes to net interest income assuming no balance sheet growth and a parallel shift in interest rates. All rate changes were "ramped" over the first 12-month period and then maintained at those levels over the remainder of the simulation horizon. Changes in net interest income based upon these simulations are measured against the flat interest rate scenario.

As of December 31, 2025, interest rate sensitivity modeling results indicate that the Bank's balance sheet was asset sensitive over the one- and two-year horizons.

The following table presents the changes in sensitivities on net interest income for the periods ended December 31, 2025 and 2024:

Change in Interest Rates-Basis Points (Rate Ramp) (in thousands, except ratios)	1 - 12 Months		13 - 24 Months	
	$ Change	% Change	$ Change	% Change
At December 31, 2025				
-200	$ (8,358)	(5.1)%	$ (20,741)	(12.0)%
-100	(4,412)	(2.7)	(10,179)	(5.9)
+100	4,579	2.8	9,053	5.3
+200	8,607	5.3	17,446	10.1
At December 31, 2024				
-200	$ (6,422)	(5.3)%	$ (14,688)	(11.1)%
-100	(3,511)	(2.9)	(7,321)	(5.5)
+100	2,597	2.1	5,625	4.2
+200	5,127	4.2	10,880	8.2

Assuming short-term and long-term interest rates decline 200 basis points from current levels (i.e., a parallel yield curve shift) over the next twelve months and the Bank's balance sheet structure and size remain at current levels, management believes net interest income will deteriorate over the one year horizon while deteriorating further from that level over the two-year horizon.

Assuming short-term and long-term interest rates increase 200 basis points from current levels (i.e., a parallel yield curve shift) over the next twelve months and the Bank's balance sheet structure and size remain at current levels, management believes net interest income will improve over the one year horizon while improving further from that level over the two-year horizon.

As compared to December 31, 2024, asset sensitivity in year one is higher in up rate scenarios but slightly lower in down rate scenarios, while in year two, sensitives are higher in both up and down rate scenarios.

The preceding sensitivity analysis does not represent a forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions including: the nature and timing of interest rate levels and yield curve shape, prepayment speeds on loans and securities, deposit rates, pricing decisions on loans and deposits, reinvestment or replacement of asset and liability cash flows, and renegotiated loan terms with borrowers. While assumptions are developed based upon current economic and local market conditions, we cannot make any assurances as to the predictive nature of these assumptions including how customer preferences or competitor influences might change.

As market conditions vary from those assumed in the sensitivity analysis, actual results may also differ due to: prepayment and refinancing levels deviating from those assumed; the impact of interest rate changes, caps or floors on adjustable rate assets; the potential effect of changing debt service levels on customers with adjustable rate loans; depositor early withdrawals and product preference changes; and other such variables. The sensitivity analysis also does not reflect additional actions that the Bank's Senior Executive Team and Board of Directors might take in responding to or anticipating changes in interest rates, and the anticipated impact on the Bank's net interest income.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Bar Harbor Bankshares and Subsidiaries
Bar Harbor, Maine

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Bar Harbor Bankshares and Subsidiaries (the "Company") as of December 31, 2025, the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Collectively Evaluated Loans

As discussed in Note 1 and Note 4 to the consolidated financial statements, the Company's allowance for credit losses totaled $34.1 million as of December 31, 2025, which is primarily related to loans evaluated on a collective basis. The estimate of expected credit losses on collectively evaluated loans is based on relevant information about current conditions, past events, and reasonable and supportable forward-looking forecasts regarding collectability of the reported amounts. Management employs a process and methodology to estimate the allowance for credit losses ("ACL") on collectively evaluated loans that evaluates both quantitative and qualitative components. The methodology for evaluating the quantitative component involves pooling loans into portfolio segments for loans that share similar risk characteristics.

For all loan segments measured on a collective basis, the Company utilizes a discounted cash flow ("DCF") methodology to estimate credit losses over the expected life of the loan. The DCF methodology applies the probability of default ("PD") and the loss given default ("LGD") assumptions over the remaining contractual life of the loan which is adjusted for prepayment speeds, curtailment rate and time to recovery assumptions to estimate a reserve for each loan. The Company uses regression models to develop the PD and LGD assumptions, which are derived primarily from segment-specific selected peers. The loss rates are adjusted by an economic forecast over the reasonable and supportable forecast period after which time they revert back to the historical mean.

For all loan segments, the quantitative loss rates are supplemented by qualitative factors reflecting management's view of how losses may vary from those represented by quantitative loss rates. Qualitative factors are applied to each portfolio segment to reflect management's estimate of expected changes in current conditions at the balance sheet date relative to historical performance.

We identified auditing the ACL on collectively evaluated loans as a critical audit matter because there is a high degree of measurement uncertainty due to the volume of data inputs and assumptions needed to perform the quantitative calculation as well as management judgement in deriving qualitative factors. This resulted in significant auditor judgment and audit effort in evaluating the appropriateness of the data inputs and assumptions used in the DCF methodology, as well as the reasonableness of qualitative factors applied in the ACL calculation.

The primary procedures we performed to address this critical audit matter included:

Testing the design and operating effectiveness of controls over the ACL on collectively evaluated loans, including controls addressing:

- Relevance and reliability and completeness and accuracy of the external and internal data used in the DCF methodology, including in the development of PD and LGD assumptions.

- Development of the PD and LGD assumptions through the use of regression models.

- Reasonableness of the significant assumptions applied in the DCF methodology.

- Appropriateness of qualitative framework, as well as the reasonableness of significant assumptions and the relevance and reliability and completeness and accuracy of data used in the development of qualitative factors.

- Application of the data and significant assumptions in the DCF methodology and qualitative factors.

Substantively testing management's process, including evaluating the method, data, and assumptions, for developing the ACL on loans collectively evaluated, which included:

- Testing the relevance and reliability and completeness and accuracy of the external and internal data used in the DCF methodology and the qualitative factors.

- Testing the reasonableness of the significant assumptions applied in the DCF methodology.

- Testing the appropriateness of the qualitative framework, as well as the relevance and reliability of the data and reasonableness of significant assumptions applied in the development of qualitative factors.

- Testing the application of the relevant and reliable data and significant assumptions applied in the DCF methodology.

- With the assistance of internal valuation specialists, evaluating the appropriateness of the regression models and relevance and reliability of peer data used to develop the PD and LGD inputs within the DCF methodology.

/s/ Crowe LLP

We have served as the Company's auditor since 2025.

Boston, Massachusetts
March 12, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Bar Harbor Bankshares and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Bar Harbor Bankshares and Subsidiaries (the Company) as of December 31, 2024, the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ RSM US LLP

We served as the Company's auditor from 2015 to 2025.

Hartford, Connecticut
March 11, 2025

BAR HARBOR BANKSHARES AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	December 31, 2025	December 31, 2024
Assets		
Cash and cash equivalents:		
Cash and due from banks	$ 44,947	$ 34,266
Interest-earning deposits with other banks	35,890	37,896
Total cash and cash equivalents	80,837	72,162
Securities:		
Available-for-sale debt securities	597,424	521,018
Less: Allowance for credit losses on available-for-sale debt securities	—	(568)
Net securities	597,424	520,450
Federal Home Loan Bank stock	11,308	12,237
Loans held for sale	5,283	1,235
Total loans held for investment	3,605,859	3,147,096
Less: Allowance for credit losses	(34,052)	(28,744)
Net loans held for investment	3,571,807	3,118,352
Premises and equipment, net	58,188	51,237
Other real estate owned	—	—
Goodwill	141,819	119,477
Other intangible assets	16,407	3,938
Cash surrender value of bank-owned life insurance	96,250	81,858
Deferred tax assets, net	29,926	23,330
Other assets	74,642	79,051
Total assets	$ 4,683,891	$ 4,083,327
Liabilities		
Deposits:		
Non-interest bearing demand	$ 670,786	$ 575,649
Interest-bearing demand	1,137,730	910,191
Savings	635,329	545,816
Money market	464,843	405,758
Time	912,594	830,274
Total deposits	3,821,282	3,267,688
Borrowings:		
Senior	216,818	249,981
Subordinated	52,825	40,620
Total borrowings	269,643	290,601
Other liabilities	60,425	66,610
Total liabilities	4,151,350	3,624,899
Shareholders' equity		
Capital stock, par value $2.00; authorized 30,000,000 and 20,000,000 shares; issued 17,734,817 and 16,428,388 shares; outstanding 16,702,063 shares and 15,279,783 shares at December 31, 2025 and December 31, 2024, respectively	35,470	32,857
Additional paid-in capital	233,335	194,607
Retained earnings	314,372	297,857
Accumulated other comprehensive loss	(35,409)	(51,536)
Less: 1,032,754 and 1,148,605 shares of treasury stock, at cost, at December 31, 2025 and December 31, 2024, respectively	(15,227)	(15,357)
Total shareholders' equity	532,541	458,428
Total liabilities and shareholders' equity	$ 4,683,891	$ 4,083,327

The accompanying notes are an integral part of these consolidated financial statements.

BAR HARBOR BANKSHARES AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

		Years Ended December 31,				
(in thousands, except earnings per share data)		2025		2024		2023
Interest and dividend income						
Loans	$	183,120	$	163,846	$	149,420
Securities and other		23,439		21,938		21,619
Federal Home Loan Bank stock		801		958		1,146
Interest-earning deposits with other banks		2,159		1,982		1,997
Total interest and dividend income		209,519		188,724		174,182
Interest expense						
Deposits		63,525		61,696		38,232
Borrowings		11,516		13,189		18,275
Total interest expense		75,041		74,885		56,507
Net interest income		134,478		113,839		117,675
Provision for credit losses on available-for-sale debt securities		636		1,171		—
Provision for credit losses on loans		4,636		955		2,908
Net interest income after provision for credit losses		129,206		111,713		114,767
Non-interest income						
Trust and investment management fee income		16,066		15,701		14,283
Customer service fees		15,953		14,839		15,168
(Loss) gain on available-for-sale debt securities, net		(5,329)		50		34
Mortgage banking income		1,969		2,093		1,587
Bank-owned life insurance income		2,576		2,304		2,699
Customer derivative income		2,013		928		409
Other income		1,208		973		893
Total non-interest income		34,456		36,888		35,073
Non-interest expense						
Salaries and employee benefits		60,534		54,849		52,516
Occupancy and equipment		14,530		13,788		13,386
Depreciation		4,303		4,196		4,198
Gain (loss) on premises and equipment, net		257		(192)		182
Outside services		2,017		1,558		1,671
Professional services		1,809		1,422		1,586
Communication		877		759		697
Marketing		2,036		2,014		1,696
Amortization of intangible assets		1,514		932		932
FDIC assessment		1,921		1,808		1,743
Acquisition, conversion and other expenses		10,592		20		283
Provision (credit) for unfunded commitments		796		(775)		(85)
Other expenses		16,541		15,608		13,918
Total non-interest expense		117,727		95,987		92,723
Income before income taxes		45,935		52,614		57,117
Income tax expense		9,016		9,070		12,265
Net income	$	36,919	$	43,544	$	44,852
Earnings per share:						
Basic	$	2.32	$	2.86	$	2.96
Diluted	$	2.31	$	2.84	$	2.95
Weighted average common shares outstanding:						
Basic		15,892		15,240		15,142
Diluted		15,955		15,311		15,195

The accompanying notes are an integral part of these consolidated financial statements.

BAR HARBOR BANKSHARES AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Years Ended December 31,				
(in thousands)		2025		2024		2023
Net income	$	36,919	$	43,544	$	44,852
Other comprehensive income (loss), before tax:						
Changes in unrealized gain (loss) on available-for-sale debt securities		20,593		53		9,481
Changes in unrealized (loss) gain on hedging derivatives		(417)		(2,046)		1,011
Changes in unrealized gain (loss) on pension		277		(25)		135
Income taxes related to other comprehensive income (loss):						
Changes in unrealized (gain) loss on available-for-sale debt securities		(4,450)		(145)		(1,884)
Changes in unrealized loss (gain) on hedging derivatives		118		474		(227)
Changes in unrealized loss (gain) on pension		6		15		(38)
Total other comprehensive income (loss)		16,127		(1,674)		8,478
Total comprehensive income	$	53,046	$	41,870	$	53,330

The accompanying notes are an integral part of these consolidated financial statements.

BAR HARBOR BANKSHARES AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands, except per share data)	Common stock amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total
Balance at December 31, 2022	$ 32,857	$ 191,922	$ 243,815	$ (58,340)	$ (16,804)	$ 393,450
Net income	—	—	44,852	—	—	44,852
Other comprehensive income	—	—	—	8,478	—	8,478
Cash dividends declared ($1.10 per share)	—	—	(16,566)	—	—	(16,566)
Net issuance (89,443 shares) to employee stock plans, including related tax effects	—	(1,458)	—	—	653	(805)
Recognition of stock based compensation	—	2,650	—	—	—	2,650
Balance at December 31, 2023	$ 32,857	$ 193,114	$ 272,101	$ (49,862)	$ (16,151)	$ 432,059
Net income	—	—	43,544	—	—	43,544
Other comprehensive loss	—	—	—	(1,674)	—	(1,674)
Cash dividends declared ($1.18 per share)	—	—	(17,788)	—	—	(17,788)
Net issuance (107,652 shares) to employee stock plans, including related tax effects	—	(1,799)	—	—	794	(1,005)
Recognition of stock based compensation	—	3,292	—	—	—	3,292
Balance at December 31, 2024	$ 32,857	$ 194,607	$ 297,857	$ (51,536)	$ (15,357)	$ 458,428
Net income	—	—	36,919	—	—	36,919
Other comprehensive income	—	—	—	16,127	—	16,127
Cash dividends declared ($1.26 per share)	—	—	(20,404)	—	—	(20,404)
Common stock issued for acquisition of Guaranty Bancorp Inc. (Note 2)	2,701	36,516	—	—	—	39,217
Net issuance (71,816 shares) to employee stock plans, including related tax effects	—	(698)	—	—	(129)	(827)
Reclassification of shares	(88)	(171)	—	—	259	—
Recognition of stock based compensation	—	3,081	—	—	—	3,081
Balance at December 31, 2025	$ 35,470	$ 233,335	$ 314,372	$ (35,409)	$ (15,227)	$ 532,541

The accompanying notes are an integral part of these consolidated financial statements.

BAR HARBOR BANKSHARES AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
(in thousands)	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 36,919	$ 43,544	$ 44,852
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses on loans	4,636	955	2,908
Provision for credit losses on available-for-sale debt securities	636	1,171	—
Net (accretion) amortization of securities	(399)	1,655	2,429
Deferred tax (benefit) expense	(64)	(366)	(686)
Change in unamortized net loan costs and premiums	(53)	(1,057)	(145)
Premises and equipment depreciation	4,303	4,196	4,198
Stock-based compensation expense	3,081	3,292	2,650
Accretion of purchase accounting entries, net	(3,261)	—	—
Amortization of other intangibles	1,514	932	932
Income from cash surrender value of bank-owned life insurance policies	(2,576)	(2,304)	(2,699)
Loss (gain) on available-for-sale debt securities	5,329	(50)	(34)
Decrease (increase) right-of-use lease assets	336	(1,712)	1,204
(Decrease) increase in lease liabilities	(421)	1,918	(1,179)
Loss (gain) on premises and equipment, net	257	(192)	182
Originations of loans held for sale	(57,538)	(53,947)	(40,943)
Proceeds from loans held for sale	53,326	54,901	38,754
Net change in other assets and liabilities	2,251	(565)	(5,020)
Net cash provided by operating activities	48,276	52,371	47,403
Cash flows from investing activities:			
Proceeds from maturities, calls and prepayments of available-for-sale debt securities	99,804	64,391	42,184
Proceeds from sales of available-for-sale debt securities	43,559	—	—
Purchases of available-for-sale debt securities	(90,966)	(53,496)	(7,521)
Net change in loans	(42,102)	(147,343)	(96,840)
Purchase of Federal Home Loan Bank stock	(11,725)	(21,375)	(18,370)
Proceeds from redemption of Federal Home Loan Bank stock	17,024	21,926	20,473
Purchase of premises and equipment	(4,811)	(7,396)	(6,533)
Proceeds from sale of premises held for sale	406	1,408	413
Proceeds from death benefit of bank-owned life insurance policy	—	—	3,904
Cash received from acquisitions, net	77,521	—	—
Net cash provided by (used in) investing activities	88,710	(141,885)	(62,290)
Cash flows from financing activities:			
Net change in deposits	22,305	126,531	97,726
Net change in short-term borrowings	(114,910)	(21,053)	(60,604)
Repayments of long-term borrowings	(14,475)	(10)	(2,317)
Net change in subordinated debt	—	159	—
Repayments of subordinated debt	—	(20,000)	—
Net issuance to employee stock plans	(827)	(1,005)	(805)
Cash dividends paid on common stock	(20,404)	(17,788)	(16,566)
Net cash (used in) provided by financing activities	(128,311)	66,834	17,434
Net change in cash and cash equivalents	8,675	(22,680)	2,547
Cash and cash equivalents at beginning of year	72,162	94,842	92,295
Cash and cash equivalents at end of period	$ 80,837	$ 72,162	$ 94,842

(in thousands)	Year Ended December 31,		
	2025	**2024**	**2023**
Supplemental cash flow information:			
Interest paid	$ 73,123	$ 73,399	$ 51,973
Income taxes paid, net	6,599	9,863	15,026
Transfer of non-cash assets	1,000	—	—
Assets acquired in acquisition of Guaranty Bancorp, Inc., excluding cash received	580,531	—	—
Liabilities assumed in acquisition of Guaranty Bancorp, Inc.	641,177	—	—
Common stock issued for Acquisition of Guaranty Bancorp, Inc.	39,217	—	—

The accompanying notes are an integral part of these consolidated financial statements.

BAR HARBOR BANKSHARES AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation: The consolidated financial statements (the "financial statements") of Bar Harbor Bankshares and its subsidiaries (the "Company," or "we") have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Bar Harbor Bankshares is a Maine Financial Institution Holding Company for the purposes of the laws of the State of Maine, and as such, is subject to the jurisdiction of the Superintendent of the Maine Bureau of Financial Institutions. These financial statements include the accounts of the Company, its wholly-owned subsidiary Bar Harbor Bank & Trust (the "Bank") and the Bank's consolidated subsidiaries. The results of operations of companies or assets acquired are included only from the dates of acquisition. All material wholly-owned and majority-owned subsidiaries are consolidated unless U.S. GAAP requires otherwise.

Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP. The consolidated financial statements include the accounts of Bar Harbor Bankshares and its wholly-owned subsidiaries, Bar Harbor Bank & Trust, Bar Harbor Wealth Management, and Cottage Street Corporation. All significant inter-company balances and transactions have been eliminated in consolidation. Assets held in a fiduciary capacity are not assets of the Company, but assets of customers, and therefore, are not included in the Consolidated Balance Sheets.

Segment Reporting: The Company's reportable segment is determined by the Chief Executive Officer, who is designated as the chief operating decision maker ("CODM"), based upon information provided about the Company's products and services offered, primarily banking operations. Operations of the Company are solely within community banking industry and include traditional community banking services, including lending activities, acceptance of demand, savings and time deposits, business services, investment management, trust and third-party brokerage services. These products and services have similar distribution methods, types of customers and regulatory responsibilities. An operating segment is defined as a component of a business for which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and evaluate performance. Consolidated net income of the company is the primary performance metric utilized by the CODM. The CODM uses revenue streams to evaluate product pricing and significant expenses to assess performance and evaluate return on assets. The CODM uses consolidated net income to benchmark the Company against its competitors. The benchmarking analysis coupled with monitoring of budget to actual results are used in assessment performance and in establishing compensation. Most of the Company's revenue is from the business of banking. While the Company has assigned certain management responsibilities by business lines, the Company's CODM monitors and evaluates financial performance on a Company-wide basis. Accordingly, segment information is not presented in the Consolidated Financial Statements. Therefore, the Company has determined that its business is conducted in one reportable segment and represents the consolidated financial statements of the Company.

Reclassifications: Whenever necessary, amounts in the prior years' financial statements are reclassified to conform to current presentation. The reclassifications had no impact on net income in the Company's consolidated statements of income or to the consolidated financial statements. In December 2025 management retrospectively adjusted the net change in loans held for sale to report them gross in the operating activities within the consolidated statement of cash flows for previous years to be comparable to the 2025 presentation.

Use of estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand and amounts due from banks, interest-bearing deposits with other banks, federal funds sold, and other short-term investments with maturities less than 90 days.

Debt Securities: Debt securities are classified as available-for-sale ("AFS") when they may be sold before maturity. Available for sale securities primarily consist of mortgage-backed securities, obligations of state and political subdivisions thereof, and corporate bonds and are carried at estimated fair value. Fair values for debt securities are based upon quoted market prices, where available. If quoted market prices are not available, fair values are based upon quoted market prices

of comparable instruments, or a discounted cash flow model using market estimates of interest rates and volatility. Changes in estimated fair value of AFS securities, net of applicable income taxes, are reported in accumulated other comprehensive income (loss) as a separate component of shareholders' equity unless deemed to have a credit loss as discussed below.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated.

Premiums on callable debt securities are amortized to their earliest call date. Gains and losses on sales are recorded on the trade date and determined using the specific identification method. Gains and losses on the sale of securities are recognized at the trade date using the specific-identification method and are shown separately in the Consolidated Statements of Income.

A debt security is placed on nonaccrual status at the time any principal or interest payments become 90 days delinquent. Interest accrued but not received for a security placed on non-accrual is reversed against interest income. The amount of accrued interest reversed against interest income totaled $603 thousand for the year ended December 31, 2024 there was no accrued interest for the year ended December 31, 2025.

Allowance for Credit Loss on AFS Debt Securities: Credit quality of AFS debt securities is monitored through credit ratings from various rating agencies and substantial price changes. Credit ratings express opinions about the credit quality of a security and are utilized by us to make informed decisions. Securities are triggered for further review in the quarter if the security has significant fluctuations in ratings, drops below investment grade, or exhibits significant pricing changes. For securities without credit ratings, we utilize other financial information indicating the financial health of the underlying municipality, agency, or organization associated with the underlying security. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance on AFS debt securities is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. When assessing an AFS debt security for credit loss, securities with identical CUSIPs are pooled together to assess for impairment using the average cost basis. Any impairment that is non-credit related and has not been recorded through an allowance is recognized in other comprehensive income.

A change in the allowance on AFS debt securities may be in full or a portion thereof, is recorded as expense (credit) within provision for credit losses on the consolidated statements of income. Losses are charged against the allowance when management believes an AFS debt security is uncollectible based on the above described analysis. Refer to Note 3 – *Securities Available for Sale* of the consolidated financial statements for further discussion.

For available-for sale debt securities in an unrealized loss position, management first assesses whether it intends to sell, or it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through Gain/loss on sale of investments. For available-for-sale debt securities that do not meet the aforementioned criteria, management evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the security structure, recent security collateral performance metrics, if applicable, external credit ratings, failure of the issuer to make scheduled interest or principal payments, judgement about and expectations on future performance and relevant industry research, analysis and forecasts. If this assessment indicates that a credit loss exists, the present value of the cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of the cash flows expected to be collected from the security is less than the amortized cost basis of the security, a credit loss exists and an allowance for credit losses is recorded, limited by the amount that the fair value is less than the amortized cost basis. Losses are charged against the allowance when management believes the uncollectibility of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Accrued interest receivable on available-for-sale debt securities totaled $3.2 million as of December 31, 2025 and $3.3 million as of December 31, 2024 and is excluded from the estimation of credit losses.

Federal Home Loan Bank Stock ("FHLB"): The bank is a member of the Federal Home Loan Bank ("FHLB") system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is a non-marketable restricted security and therefore is reported at cost, which generally equals par value. Shares held in excess of the minimum required by the FHLB are generally redeemable at par value. Dividends from FHLB stock are reported in interest and dividend income.

FHLB stock is periodically evaluated for impairment based on the capital adequacy of the FHLB and its overall financial condition. Based on the capital adequacy, liquidity position and sustained profitability of the FHLB, there was no impairment related to the carrying amount of FHLB stock as of December 31, 2025 and 2024.

Loans Held for Sale: Residential loans originated with the intent to be sold in the secondary market are accounted for at fair value. Fair value is primarily determined based on quoted prices for similar loans in active markets. Residential loans held for sale are generally sold with servicing rights retained. The carrying value of loans sold is reduced by the amount allocated to the servicing right. Gains and losses on sales of residential loans (sales proceeds minus carrying value) are recorded in non-interest income. The loan portfolio is consistently evaluated in conjunction with asset/liability management practices, and certain residential mortgage loans may be sold to manage interest rate exposure and for other business purposes, including generating fee income through mortgage sale gains.

Loans: Loans held for investment are reported at amortized cost. Amortized cost is the principal balance outstanding net of the unamortized balance of any deferred fees or costs and the unamortized balance of any premiums or discounts on loans purchased or acquired.

For originated loans, loan fees and certain direct origination costs are deferred and amortized into interest income over the contractual term of the loan using either the level-yield for loans with defined repayment terms, or straight-line method for open ended loans such as lines of credit. When a loan is paid off, the unamortized portion of deferred fees or costs are recognized in interest income. Interest income on originated loans is accrued based upon the daily principal amount outstanding except for loans on non-accrual status.

For acquired loans, interest income is accrued based upon the daily principal amount outstanding and is then further adjusted by the accretion of any discount or amortization of any premium associated with the loan that was recognized based on the acquisition date fair value. When a loan is paid off, the unamortized portion of any premiums or discounts on loans are recognized in interest income.

Purchase Credit Deteriorated ("PCD") Loans: The Company has purchased loans, some of which have experienced more than insignificant credit deterioration since origination. The company determines more than insignificant credit deterioration if loans are non-accruing, have an internal risk rating of criticized or worse, are more than 30 days past due at the purchase date or were previously categorized as PCD. PCD loans are recorded at the amount paid. An allowance for credit losses is determined using the same methodology as other loans held for investment. The initial allowance for credit losses determined on a collective basis is allocated to individual loans. The sum of the loan's purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through credit loss expense.

Non-performing loans: Residential real estate and home equity loans are generally placed on non-accrual status when reaching 90 days past due, are in process of foreclosure, or sooner if considered appropriate by management. Consumer other loans are generally placed on non-accrual when reaching 90 days or more past due, or sooner if considered appropriate by management. Commercial real estate loans and commercial and industrial loans that are 90 days or more past due are generally placed on non-accrual status, unless secured by sufficient cash or other assets immediately convertible to cash, and the loan is in the process of collection. Commercial real estate and commercial and industrial loans may be placed on non-accrual status prior to the 90 days delinquency date if considered appropriate by management.

When a loan has been placed on non-accrual status, previously accrued and uncollected interest is reversed against interest on the loan. The interest on non-accrual loans is accounted for using the cash-basis or cost-recovery method depending on corresponding credit risk, until qualifying for return to accrual status. A loan can be returned to accrual status when collectability of principal is reasonably assured and the loan has performed for a period, generally a minimum of six months.

Loan Modifications to Borrowers Experiencing Financial Difficulty: In January 2023, the Company adopted ASU 2022-02, "Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures" which eliminated the accounting guidance for TDRs while enhancing disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. This guidance was applied on a prospective basis. Upon adoption of this guidance, we are no longer required to establish a specific reserve for modifications to borrowers experiencing financial difficulty. Instead, modified loans are generally included in their respective category and a historical loss rate is applied to the current loan balance to arrive at the quantitative baseline portion of the ACL.

However, performance prior to the modification, or significant events that coincide with the modification, are included in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual status at the time of loan modification or after a shorter performance period. If the borrower's ability to meet the revised payment schedule is uncertain, the loan remains on non-accrual status.

Allowance for Credit Losses on Loans ("ACL"): The allowance for credit losses (the "allowance") is a significant accounting estimate used in the preparation of the Company's consolidated financial statements. The level of the allowance represents management's estimate of expected credit losses over the expected life of the loans at the Consolidated Balance Sheets date.

The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of loans to present the net amount expected to be collected on the loans. Loans, or portions thereof, are charged off against the allowance when they are deemed uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged- off. The allowance is comprised of reserves measured on a collective (pool) basis based on a lifetime loss-rate model when similar risk characteristics exist. Loans that do not share risk characteristics are evaluated on an individual basis.

The Company's allowance for credit losses totaled $34.1 million as of December 31, 2025, which is primarily related to loans evaluated on a collective basis. The estimate of expected credit losses on collectively evaluated loans is based on relevant information about current conditions, past events, and reasonable and supportable forward-looking forecasts regarding collectability of the reported amounts. Management employs a process and methodology to estimate the allowance for credit losses ("ACL") on collectively evaluated loans that evaluates both quantitative and qualitative components. The methodology for evaluating the quantitative component involves pooling loans into portfolio segments for loans that share similar risk characteristics.

For all loan segments measured on a collective basis, the Company utilizes a discounted cash flow ("DCF") methodology to estimate credit losses over the expected life of the loan. The DCF methodology applies the probability of default ("PD") and the loss given default ("LGD") assumptions over the remaining contractual life of the loan which is adjusted for prepayment speeds, curtailment rate and time to recovery assumptions to estimate a reserve for each loan. For all loan segments, the quantitative loss rates are supplemented by qualitative factors reflecting management's view of how losses may vary from those represented by quantitative loss rates. Qualitative factors are applied to each portfolio segment to reflect management's estimate of expected changes in current conditions at the balance sheet date relative to historical performance.

The Company uses regression models to develop the PD and LGD assumptions, which are derived primarily from segment-specific selected peers. The loss rates are adjusted by an economic forecast over the reasonable and supportable forecast period after which time they revert back to the historical mean. Key economic indicators used in the model include unemployment rates, commercial real estate values, and housing prices. Management currently applies a two-quarter reasonable and supportable forecast period, followed by a six-quarter straight-line reversion to historical mean for each economic indicator. The combination of adjustments for credit expectations (PD and LGD) and timing expectations (prepayment, curtailment, and time to recovery) produces an expected cash flow stream at the instrument level. Specific instrument effective yields are calculated, net of the impacts of prepayment assumptions, and the instrument expected cash flows are then discounted at that effective yield to produce an instrument-level Net Present Value ("NPV"). An allowance is established for the difference between the instrument's NPV and amortized cost basis. The allowance is also adjusted for current conditions through the use qualitative factors. The qualitative factors consider both relevant internal and external information in their application.

Arriving at an appropriate level of allowance involves a high degree of judgment. There is a high degree of measurement uncertainty due to the volume of data inputs and assumptions needed to perform the quantitative calculation as well as management judgement in deriving qualitative factors. While management uses available information to recognize losses on loans, changing economic conditions and the economic prospects of the borrowers may necessitate future additions or reductions to the allowance.

Individually Evaluated Loans: Loans that do not share risk characteristics with existing pools are evaluated on an individual basis. For loans that are individually evaluated and collateral dependent, financial loans where management has determined that foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and management expects repayment of the financial asset to be provided substantially through the sale of the collateral, the ACL is measured based on the difference between the fair value of the collateral less estimated cost to sell and the amortized cost basis of the asset as of the measurement date. When repayment is expected to be from the operation of the collateral or going concern, the specific credit loss reserve is calculated as the amount by which the amortized cost basis of the financial asset exceeds the NPV from the operation of the collateral.

Accrued Interest. Accrued interest receivable balances are presented within other assets on the Consolidated Balance Sheets.

Allowance for off-balance sheet credit exposures: The exposure is a component of other liabilities in the Consolidated Balance Sheets and represents the estimate for probable credit losses inherent in unfunded commitments to extend credit. Unfunded commitments to extend credit include unused portions of lines of credit and standby and commercial letters of credit. The process used to determine the allowance for these exposures is consistent with the process for determining the allowance for loans, as adjusted for estimated funding probabilities or loan equivalency factors. A charge (credit) to provision for credit losses on the consolidated statements of income is made to account for the change in the allowance on off-balance sheet exposures between reporting periods.

Concentrations of Business Risk: Most of the Company's business activity is with customers located within Maine, New Hampshire and Vermont. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy in the Northern New England area.

Premises and Equipment: Land is carried at cost. Premises and equipment and related improvements are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the lesser of the lease term or estimated useful lives of related assets; generally five to 39 years for premises and three to eight years for furniture and equipment. Software costs are stated at cost less accumulated depreciation within other assets on the Consolidated Balance Sheets. Amortization expense on software is calculated using the straight-line method over the estimated useful lives of the related assets.

Transfers of Financial Assets: Transfers of an entire financial asset, group of entire financial assets, or a participating interest in an entire financial asset are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from total Company assets, (2) the transferee obtains the right to pledge or exchange the transferred assets, and (3) effective control is not maintained over the transferred assets.

Other Real Estate Owned: Other real estate owned consists of properties acquired through foreclosure proceedings or acceptance of a deed-in-lieu of foreclosure. These properties are recorded at fair value less estimated costs to sell the property. Initially at transfer if the recorded investment in the loan exceeds the property's fair value at the time of acquisition, a charge-off is recorded against the allowance. If the fair value of the property initially at transfer exceeds the carrying amount of the loan, the excess is recorded either as a recovery to the allowance if a charge-off had previously been recorded, or as a gain on initial transfer in other non-interest income. Subsequent decreases in the property's fair value and operating expenses of the property are recognized through charges to other non-interest expense. The fair value of the property acquired and ongoing valuation is based on third-party appraisals, broker price opinions, recent sales activity, or a combination thereof, subject to management judgment. Due to changing market conditions the amount ultimately realized on the other real estate owned may differ from the amounts reflected in the financial statements. There was no other real estate owned for the years ended December 31, 2025 and 2024.

Goodwill: Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a business combination. Goodwill is assessed annually for impairment, and more frequently if events or changes in circumstances indicate that there may be an impairment. Adverse changes in the economic environment, declining operations, unanticipated competition, loss of key personnel, or other factors could result in a decline in the implied fair value of goodwill. Subsequent reversals of goodwill impairment are prohibited.

Other Intangibles: Intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset or liability.

The fair values of these assets are generally determined based on appraisals and are subsequently amortized on a straight-line basis or an accelerated basis over their estimated lives. Management assesses the recoverability of these intangible assets at least annually or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. If the carrying amount exceeds fair value, an impairment charge is recorded to income.

Bank-Owned Life Insurance: Bank-owned life insurance ("BOLI") represents life insurance on the lives of certain current and retired employees who had provided positive consent allowing the Bank to be the beneficiary of such policies. Increases in the cash value of the policies, as well as insurance proceeds received in excess of the cash surrender value, are recorded in other non-interest income, and are not subject to income taxes.

Capitalized Servicing Rights: Capitalized servicing rights are recognized as assets when residential loans are sold and the rights to service those loans are retained.

Capitalized servicing rights are initially recorded at fair value. Fair values are established by using a discounted cash flow model to calculate the present value of estimated future net servicing income. Changes in the fair value of capitalized servicing rights are primarily due to changes in valuation inputs, assumptions, and the collection and realization of expected cash flows. However, these capitalized servicing rights are amortized in proportion to and over the period of estimated net servicing income, which includes prepayment assumptions. An impairment analysis is prepared on a quarterly basis by estimating the fair value of the capitalized servicing rights and comparing that value to the carrying amount. A valuation allowance is established when the carrying amount of these capitalized servicing rights exceeds fair value. The capitalized servicing rights are included in other assets on the Consolidated Balance Sheets.

Derivative Financial Instruments: Derivative instruments are recognized on the Consolidated Balance Sheets at fair value. On the inception date, management designates whether the derivative is part of a hedging relationship (i.e., cash flow or fair value hedge). Management formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking hedge transactions. Both at the hedge's inception and on an ongoing basis, management assesses whether the derivatives used in hedging transactions are highly effective in offsetting the changes in cash flows or fair values of hedged items. The fair value of the derivative is reflected on the Consolidated Balance Sheets in either other assets or liabilities.

Changes in the fair value of derivative instruments that are highly effective and qualify as cash flow hedge are recorded in other comprehensive income (loss). Any ineffective portion is recorded in earnings. For fair value hedges that are highly effective, the gain or loss on the derivative and the loss or gain on the hedged item attributable to the hedged risk are both recognized in earnings, with the differences (if any) representing hedge ineffectiveness. Management discontinues hedge accounting when it is determined that the derivative is no longer highly effective in offsetting changes of the hedged risk on the hedged item, or determines that the designation of the derivative as a hedging instrument is no longer appropriate.

Net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense based on the item being hedged. Net cash settlements on derivatives that do not quality for hedge accounting are reporting in non-interest income. Cash flows on hedges are classified in the cash flow statement the same as cash flows of the items being hedged.

Commitments to fund mortgage loans with borrowers (interest rate locks) and forward commitments for the future delivery of these mortgage loans for sale on the secondary market are classified as free standing derivatives. These derivatives are designed to hedge against inherent interest rate and pricing risk associated with selling loans. The commitments to lend generally terminate once the loan is funded, the lock period expires or the borrower decides not to contract for the loan. The forward commitments generally terminate once the loan is sold or the commitment period expires. These commitments are considered derivatives which are accounted for by recognizing their estimated fair value on the Consolidated Balance Sheets in either other assets or other liabilities.

Senior and Subordinated Borrowings: Senior borrowings include retail and wholesale repurchase agreements, FHLB overnight, FHLB short-term and long-term advances, federal funds purchased, credit facilities, and line of credit advances. Subordinated borrowings consist of subordinated notes issued to investors. At times, posting of collateral is required for which, cash, loans and/or investment securities are used.

Off-Balance Sheet Financial Instruments: Off-balance sheet financial instruments consist of commitments to extend credit, and unused or unfunded loan funds and letters of credit. These financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

Stock Based Compensation: Equity award plans include stock options, restricted stock awards restricted stock units and performance stock units, which are described more fully in Note 14 – *Stock Based Compensation Plans o*f the Consolidated Financial Statements. Stock based compensation expenses are recognized for stock options and restricted awards based on the fair value of these awards as of the grant date. For restricted stock units and performance stock units the expense is recognized over the vesting periods of the grants. Treasury shares are used for issuing shares upon option exercises, restricted stock awards, restricted stock unit vesting and performance stock unit vesting.

Employee Stock Purchase Plan: Compensation expense is recognized based on the difference between the market price and the discounted price of shares issued from participant enrollment over each six month enrollment period.

Post-retirement Plans: Non-qualified supplemental retirement benefit payments are provided or promised to certain ex-employees and retired officers based on contractual agreements. This plan is described more fully in Note 9 – *Employee Benefit Plans* of the Consolidated Financial Statements. The plan agreements provide payments in installments over a period of years upon reaching a certain age, retirement or death. Benefit obligations are recognized as the net present value of payments associated with the agreements over the service periods of the participants. Compensation expense is recognized from these plans based on various actuarial assumptions regarding future experience under the plans, including discount rate, interest costs, the impact of changes in mortality rates on the benefit obligations and the expected return on plan assets.

Pension Plan: The pension plan is an inherited, frozen, noncontributory, qualified, defined benefit plan for certain employees who met age and service requirements. This plan is described more fully in Note 9 – *Employee Benefit Plans* of the Consolidated Financial Statements. In order to measure the expense associated with the Plans, various assumptions are made including the discount rate, expected return on plan assets, anticipated mortality rates, and expected future healthcare costs. The assumptions are based on historical experience as well as current facts and circumstances. As of the measurement date December 31, 2025 and 2024, plan assets are determined based on fair value, generally representing observable market prices. The projected benefit obligation is primarily determined based on the present value of projected benefit distributions at an assumed discount rate.

Net periodic pension benefit costs include interest costs based on an assumed discount rate, the expected return on plan assets based on actuarially derived market-related values, and the amortization of net actuarial losses. Differences between expected and actual results in each year are included in the net actuarial gain or loss amount, which is recognized in other comprehensive income. The net actuarial gain or loss in excess of a 10% corridor is amortized in net periodic benefit cost over the average remaining service period of active participants in the Plans. The prior service credit is amortized over the average remaining service period to full eligibility for participating employees expected to receive benefits.

At the end of each year the Plans' assets and obligations are examined to determine its funded status as of the end of the fiscal year and recognizes those changes in other comprehensive income, net of tax. The plans over or under funded status is recognized in the Consolidated Balance Sheets as an asset or liability, respectively.

401(k) Plan: The employer sponsored 401(k) plan to which participants may make contributions in the form of salary deferrals also provides participants with matching contributions in accordance with the terms of the plan. Contributions due under the terms of the defined contribution plans are accrued through compensation expense as earned by employees.

Income Taxes: The company and its subsidiaries file a consolidated federal income tax return. Provision for income taxes is based on taxes currently payable or refundable as well as the deferred taxes that are based on temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The asset and liability method of accounting for income taxes is utilized. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information indicates that it is more likely than not that deferred tax assets will not be realized, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Treasury Stock: Shares of the Company's common stock that are repurchased are recorded in treasury stock at cost. On the date of subsequent re-issuance, the treasury stock account is reduced by the cost of such stock on an average cost basis.

Earnings Per Share: Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings, such as dilutive stock options.

Revenue Recognition: Non-interest revenue is recognized in accordance with ASC 606, "Revenue from Contracts with Customers." ASC 606 requires a five step process: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) a performance obligation is satisfied. Revenue recognition under ASC 606 depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for the goods or service. See Note 16 – *Revenue from Contracts with Customers* of the Company's Consolidated Financial Statements for additional information on revenue recognition.

Wealth Management: Wealth management assets held in a fiduciary or agent capacity are not included in the accompanying Consolidated Balance Sheets because the ownership is held by customers. Trust and investment management fees are primarily comprised of fees earned from investment management, trust administration, tax return preparation, and financial planning. The performance obligation for revenue recognition is generally satisfied over time and the resulting in monthly fee income, based on the daily accrual of the market value of the investment accounts and the applicable fee rate.

Marketing Costs: Marketing costs are expensed as incurred.

Leases: Leases are classified as operating or finance leases at the lease commencement date. The Company records leases on the balance sheet in the form of a lease liability for the present value of future lease payments under the lease terms and a right-of-use asset equal to the lease liability adjusted for items such as deferred or prepaid rent, lease incentives, and any impairment of the right-of-use asset. The discount rate used in determining the lease liability is based upon incremental borrowing rates the Company could obtain for similar loans as of the date of commencement or renewal. The Company does not record short term leases with an initial lease term of one year or less on the Consolidated Balance Sheets.

At lease inception, the Company determines the lease term by considering the noncancelable lease term and all optional renewal periods that the Company is reasonably certain to renew. The lease term is also used to calculate straight-line lease expense. Leasehold improvements, except for those relating to leases between entities under common control, are amortized over the shorter of the useful life and the estimated lease term. Leasehold improvements relating to leases between entities under common control are amortized over the useful life of the improvements to the common control group. The Company's leases do not contain residual value guarantees or material variable lease payments. Operating lease expense consists of a single lease cost allocated over the remaining lease term on a straight-line basis, variable lease expense, and any impairment of the right-of-use asset. Lease expense is included in occupancy and equipment expense on the Company's consolidated statements of income.

The Company's variable lease expense includes rent escalators that are based on market conditions and include items such as common area maintenance, utilities, parking, property taxes, insurance and other costs associated with the lease. The amortization of the right-of-use asset arising from finance leases is expensed through occupancy and equipment expense and the interest on the related lease liability is expensed through interest expense on borrowings on the Company's consolidated statements of income.

Dividend Restrictions: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders

Fair Value of Financial Instruments: The Company groups assets and liabilities that are measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuation is based on quoted prices in active markets for identical assets or liabilities. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Comprehensive Income: Comprehensive income represents the sum of net income and items of other comprehensive income or loss, which are reported directly in shareholders' equity, net of tax, such as the change in net unrealized gain or loss on securities available for sale and changes in the funded position of the pension and postretirement benefit plans. Accumulated other comprehensive income or loss, which is a component of shareholders' equity, represents the net unrealized gain or loss on securities available for sale, net of tax and the funded position in the Company's pension plan and postretirement benefit plans, net of tax.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Restriction on Cash: The Company is required to maintain reserve balances with the Federal Reserve Bank, there was no required reserve balance at December 31, 2025 or 2024. The nature of the Company's business requires that it maintain amounts due from banks, which at times, may exceed federally insured limits. No losses have been experienced in those accounts.

Recent Accounting Pronouncements

Standard	Description	Required Date of Adoption	Effect on financial statements
Standards Adopted in 2025			
ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures	The amendments in this update require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income [or loss] by the applicable statutory income tax rate).	Annual periods beginning after December 15, 2024 and interim periods beginning after December 15, 2025	Additional jurisdictional disclosures have been incorporated prospectively in note 10 Income Taxes in the financial statements.
ASU 2025-08 Financial Instruments (Topic 326): Credit Losses	The amendments in this Update expand the population of acquired financial assets subject to the gross-up approach in Topic 326. In accordance with the amendments in this Update, loans (excluding credit cards) acquired without credit deterioration and deemed "seasoned" (defined below) are purchased seasoned loans and accounted for using the gross-up approach at acquisition. Specifically, after an entity determines that a loan is a non-PCD asset based on its assessment of credit deterioration experienced since origination, the entity should apply the guidance described in the amendments to determine whether the loan is seasoned and, therefore, should be accounted for using the gross-up approach. All non-PCD loans (excluding credit cards) that are acquired in a business combination are deemed seasoned. Other non-PCD loans (excluding credit cards) are seasoned if they were purchased at least 90 days after origination and the acquirer was not involved in the origination of the loans.	Annual periods beginning after December 15, 2026 and interim periods within those reporting periods	This standard has been adopted prospectively.

NOTE 2.   ACQUISITION

Guaranty Bancorp, Inc.

On July 31, 2025, the Company completed its acquisition of Guaranty Bancorp, Inc. ("Guaranty"), the holding company of Woodsville Guaranty Savings Bank ("Woodsville"), a New Hampshire chartered bank with nine full-service branches located in New Hampshire. As a result of the transaction, Guaranty merged with and into Bar Harbor Bankshares, and Woodsville merged with and into Bar Harbor Bank & Trust. The acquisition expanded the Company's presence in New Hampshire with the addition of 9 branches.

On the acquisition date, each share of Guaranty's common stock was converted into the right to receive 1.85 shares of the Company's common stock, with cash paid in lieu of any fractional shares. The total consideration paid by the Company was $39.2 million, based on the Company's July 31, 2025 (acquisition date) closing price of $29.04. In total the Company issued 1.4 million shares of its common stock, representing 9% of the Company's outstanding shares of common stock at the time of issuance.

The merger was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. Under this method of accounting, the respective assets acquired and liabilities assumed were recorded at their estimated fair values. The excess of consideration paid over the estimated fair value of the net assets acquired totaled

$22.3 million and was recorded as goodwill. The results of Guaranty's operations were included in the Company's consolidated financial statements subsequent to the merger date. The Company's calculation of goodwill is subject to change for up to one year after the closing date of the transaction as additional information relative to estimates becomes available.

Consideration paid, and fair values of Guaranty's assets acquired and liabilities assumed, along with the resulting goodwill, are summarized in the following table:

(in thousands, except shares)	As Acquired	Fair Value Adjustments		As Recorded at Acquisition
Consideration paid:				
Bar Harbor Bankshares common stock issued to Guaranty Bancorp, Inc. stockholders (1,350,464 shares)				$ 39,217
Cash paid for fractional shares				3
Total consideration paid				39,220
Recognized amounts of identifiable assets acquired and liabilities assumed, at fair value:				
Cash and cash equivalents	$ 77,524	$ —		$ 77,524
Investments	116,728	(1,124)	(a)	115,604
Federal Home Loan Bank stock	4,370	—		4,370
Loans	446,990	(33,582)	(b)	413,408
Premises and equipment	6,522	112	(c)	6,634
Core deposit intangible	—	13,983	(d)	13,983
Bank-owned life insurance	11,816	—		11,816
Deferred taxes, net	6,377	4,988	(e)	11,365
Other assets	3,250	101		3,351
Deposits	(530,871)	(418)	(f)	(531,289)
Borrowings	(109,895)	673	(g)	(109,222)
Other liabilities	(1,053)	387		(666)
Total identifiable net assets	$ 31,758	$ (14,880)		$ 16,878
Goodwill				$ 22,342

Explanation of Certain Fair Value Adjustments

a. Represents the write down of the book value of investments to their estimated fair value at the date of acquisition.
b. Represents the write down of the book value of loans to their estimated fair value. The acquired loan portfolio was divided into two segments: (1) purchase credit deteriorated (PCD) loans and (2) non-PCD loans. For the non-PCD portfolio the fair value was calculated using a discounted cash flow analysis. This analysis took into consideration the contractual terms of the loans and assumptions related to the credit risk, expected lifetime losses, discount rates, prepayment assumptions and other liquidity considerations to estimate projected cash flows. The fair value of PCD loans were calculated on an individual basis based on underlying collateral values and other factors. The adjustment also includes the reversal of Woodsville's historic allowance for loan losses.
c. Represents the adjustment of the book value of buildings and equipment, to their estimated fair value based on appraisals and other methods. The adjustments will be depreciated over the estimated economic lives of the assets.
d. Represents the value of the core deposit base assumed in the acquisition. The core deposit asset was recorded as an identifiable intangible asset and will be amortized using a straight-line method over the average life of the deposit base, which is estimated to be ten years.
e. Represents net deferred tax assets resulting from the fair value adjustments related to the acquired assets and liabilities, identifiable intangibles, and other purchase accounting adjustments.
f. Represents adjustments made to time deposits due to the weighted average contractual interest rates compared to the cost of similar funding at the time of acquisition. The amount will be amortized using a straight-line method over the weighted average maturity bucket.

g. Represents the present value difference between cash flows of current debt instruments using contractual rates and those of similar borrowings on the date of acquisition. The adjustment will be amortized over the remaining contractual life.

Direct acquisition and integration costs were expensed as incurred, and totaled $10.4 million during the twelve months ending December 31, 2025.

Goodwill, which is not amortized for financial reporting purposes, is not deductible for tax purposes.

The acquired loan portfolio was segmented into two segments: (1) PCD loans and (2) non-PCD loans.

PCD Loans

PCD loans were recorded at their amortized cost, less an allowance for credit losses on the Acquisition Date. There is no provision for credit loss expense recognized on PCD loans because the initial allowance is established by grossing-up the amortized cost of the PCD loans. The remaining difference between the net amortized cost basis and the allowance for credit losses and the fair value allocated to the loans on the date of acquisition is recognized as a non-credit-related discount that will be accreted into interest income over the life of the loans.

Information about acquired purchase deteriorated loans is as follows:

(in thousands)	As of August 1, 2025
Unpaid principal balance of acquired PCD loans	$ 11,222
Non-credit related discount	(713)
Allowance for credit losses on PCD loans	(1,622)
Fair value of acquired PCD loans	8,887

Pro Forma Information (unaudited)

The following table presents selected unaudited pro forma financial information reflecting the acquisition of Guaranty assuming the acquisition was completed as of January 1, 2024. The unaudited pro forma financial information includes adjustments for scheduled amortization and accretion of fair value adjustments recorded at the acquisition. The unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the combined financial results of the Company and Guaranty had the transaction actually been completed at the beginning of the periods presented, nor does it indicate future results for any other interim or full-year period. Information for the year ended December 31, 2025 reflects the actual results of the Company excluding merger costs, provision for credit losses on non-PCD loans, and the benefit from a deferred tax rate change.

Information for the year ended December 31, 2024, includes Guaranty's calculated results for the year ended December 31, 2024 and reflect adjustments related to the amortization or accretion of purchase accounting fair value adjustments, merger and acquisition costs, provision for credit losses on non-PCD loans, and the benefit from a deferred tax rate change. The unaudited pro forma information below does not reflect management's estimate of any revenue-enhancing opportunities or anticipated cost-savings.

	Twelve Months Ended December 31,	
(in thousands, except earnings per share)	2025	2024
Total revenue[1]	$ 181,213	$ 178,115
Net income	50,978	55,363

(1) Total revenue is defined as the sum of net interest income plus non-interest income.

NOTE 3. AVAILABLE-FOR-SALE DEBT SECURITIES

The following is a summary of available-for-sale debt securities:

(in thousands)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value		Allowance	
December 31, 2025										
Debt securities:										
Obligations of US Government-sponsored enterprises	$	1,113	$	1	$	(12)	$	1,102	$	—
Mortgage-backed securities and collateralized mortgage obligations:										
US Government-sponsored enterprises		268,976		2,734		(22,168)		249,542		—
US Government agency		163,369		347		(9,816)		153,900		—
Private label		11,793		—		(794)		10,999		—
Obligations of states and political subdivisions thereof		120,447		4		(15,912)		104,539		—
Corporate bonds		79,255		233		(2,146)		77,342		—
Total available-for-sale debt securities	$	644,953	$	3,319	$	(50,848)	$	597,424	$	—

(in thousands)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value		Allowance	
December 31, 2024										
Debt securities:										
Obligations of US Government-sponsored enterprises	$	1,344	$	—	$	(26)	$	1,318	$	—
Mortgage-backed securities and collateralized mortgage obligations:										
US Government-sponsored enterprises		208,818		22		(31,524)		177,316		—
US Government agency		115,177		53		(11,314)		103,916		—
Private label		40,633		25		(1,094)		39,564		—
Obligations of states and political subdivisions thereof		116,421		5,564		(16,533)		105,452		—
Corporate bonds		100,923		290		(7,761)		93,452		(568)
Total available-for-sale debt securities	$	583,316	$	5,954	$	(68,252)	$	521,018	$	(568)

Included in mortgage-backed securities and collateralized mortgage obligations are securities backed by residential and commercial loans.

Credit Quality Information
We monitor the credit quality of available-for-sale debt securities through credit ratings from various rating agencies and substantial price changes. In an effort to make informed decisions, we utilize credit ratings that express opinions about the credit quality of a security. We review credit quality on a quarterly basis and securities are triggered for further review in the quarter if the security has significant fluctuations in ratings, drops below investment-grade, or significant pricing changes. For securities without credit ratings, we utilize other financial information indicating the financial health of the underlying municipality, agency, or organization associated with the underlying security. For the year ended 2025 there were no significant changes to the credit quality of the portfolio.

Management recorded an allowance for credit losses on two corporate notes where there was a change in future estimated cash flows during the year ended December 31, 2024. A discounted cash flow approach was used to determine the amount of the allowance. The cash flows expected to be collected, after considering expected prepayments, are discounted at the original effective interest rate. The amount of the allowance is limited to the difference between the amortized cost basis of the security and its estimated fair value. As of December 31, 2025 we have one nonaccrual corporate bond of $8.0 million written down by $5.8 million, of which $4.6 million is included in impairment losses on available-for-sale debt securities. The bond previously carried a $1.2 million allowance, which was charged-off through the allowance for credit losses on securities during the period ended June 30, 2025. The losses were included in net gain (loss) on available-for-sale debt securities in the consolidated statements of income. The Company had determined that it no longer intended to hold the security until recovery of the amortized cost basis.

At December 31, 2024 we had $9.0 million of corporate bonds that we allocated $568 thousand in related allowance for credit losses. In the first quarter of 2025, a $1.0 million nonaccrual security matured and was transferred to a financing receivable non-cash asset. During the year, there were $571 thousand in write-offs recorded for the nonaccrual security.

The table below presents a rollforward by major security type for the years ended December 31, 2025 and 2024 of the allowance for credit losses on available-for-sale debt securities held at period end:

| (in thousands) | Year Ended December 31, 2025 | | | | Year Ended December 31, 2024 | | | |
	Corporate Bonds		Total		Corporate Bonds		Total	
Beginning Balance	$	568	$	568	$	—	$	—
Provision for credit losses on available-for-sale debt securities		636		636		1,171		1,171
Charge-offs		(1,204)		(1,204)		(603)		(603)
Ending Balance	$	—	$	—	$	568	$	568

We carried no allowance and there were no charge-offs on available-for-sale debt securities as of December 31, 2023.

The amortized cost and estimated fair value of available-for-sale debt securities segregated by contractual maturity at December 31, 2025 are presented below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Securities not due at a single maturity date are shown separately.

| (in thousands) | Available for sale | | | |
	Amortized Cost		Fair Value	
Within 1 year	$	14,745	$	14,488
Over 1 year to 5 years		35,600		35,254
Over 5 years to 10 years		37,189		35,487
Over 10 years		113,281		97,754
Total bonds and obligations		200,815		182,983
Mortgage-backed securities and collateralized mortgage obligations		444,138		414,441
Total available-for-sale debt securities	$	644,953	$	597,424

The proceeds from sales, calls and maturities of available-for-sale debt securities, gross realized gains and losses for the years ended December 31, 2025, 2024 and 2023 are as follows:

| (in thousands) | Year Ended December 31, | | | | | |
	2025		2024		2023	
Proceeds from sales	$	43,559	$	—	$	—
Proceeds from calls/paydowns		99,804		59,380		41,954
Proceeds from maturities		—		3,011		195
Gross realized gains		247		50		34
Gross realized losses		(434)		—		—
Gross impairment losses		(4,571)		—		—

Accrued interest receivable on available-for-sale debt securities totaled $3.2 million at December 31, 2025 and $3.3 million at December 31, 2024, which is reported in other assets on the Consolidated Balance Sheets.

The following tables summarize available-for-sale debt securities in an unrealized loss position for which an allowance for credit losses has not been recorded at December 31, 2025 and 2024, aggregated by major security type and length of time in a continuous unrealized loss position:

(in thousands)	Less Than Twelve Months		Over Twelve Months		Total	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
December 31, 2025						
Debt securities:						
Obligations of US Government-sponsored enterprises	$ —	$ —	$ 12	$ 413	$ 12	$ 413
Mortgage-backed securities and collateralized mortgage obligations:						
US Government-sponsored enterprises	7	1,241	22,161	150,629	22,168	151,870
US Government agency	970	39,343	8,846	72,849	9,816	112,192
Private label	1	2,000	793	8,984	794	10,984
Obligations of states and political subdivisions thereof	—	—	15,912	97,856	15,912	97,856
Corporate bonds	82	6,911	2,064	53,936	2,146	60,847
Total available-for-sale debt securities	$ 1,060	$ 49,495	$ 49,788	$ 384,667	$ 50,848	$ 434,162

(in thousands)	Less Than Twelve Months		Over Twelve Months		Total	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
December 31, 2024						
Debt securities:						
Obligations of US Government-sponsored enterprises	$ 2	$ 707	$ 24	$ 611	$ 26	$ 1,318
Mortgage-backed securities and collateralized mortgage obligations:						
US Government-sponsored enterprises	109	8,003	31,415	165,116	31,524	173,119
US Government agency	817	35,174	10,497	60,789	11,314	95,963
Private label	1	948	1,093	19,839	1,094	20,787
Obligations of states and political subdivisions thereof	115	4,962	16,418	99,109	16,533	104,071
Corporate bonds	26	2,438	4,495	75,002	4,521	77,440
Total available-for-sale debt securities	$ 1,070	$ 52,232	$ 63,942	$ 420,466	$ 65,012	$ 472,698

The following summarizes, by investment security type, the impact of securities in an unrealized loss position at December 31, 2025:

Obligations of US Government-sponsored enterprises
6 out of the total 7 securities in our portfolio of AFS obligations of US Government-sponsored enterprises were in unrealized loss positions. Aggregate unrealized losses represented 2.93% of the amortized cost of securities in unrealized loss positions. The US Small Business Administration guarantees the contractual cash flows of all of our obligations of US Government-sponsored enterprises. The securities are investment-grade rated and there were no material underlying credit downgrades during the quarter. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the securities are investment grade rated and there were no material underlying credit downgrades during 2025. All securities are performing.

US Government-sponsored enterprises
353 out of the total 508 securities in our portfolio of AFS US Government-sponsored enterprises were in unrealized loss positions. Aggregate unrealized losses represented 12.74% of the amortized cost of securities in unrealized loss positions. The Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation guarantee the contractual cash flows of all of our US Government-sponsored enterprises. The securities are investment grade rated and there were no material underlying credit downgrades during the year. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the securities are investment grade rated and there were no material underlying credit downgrades during 2025. All securities are performing.

US Government agency
127 out of the total 170 securities in our portfolio of AFS US Government agency securities were in unrealized loss positions. Aggregate unrealized losses represented 8.05% of the amortized cost of securities in unrealized loss positions. The Government National Mortgage Association guarantees the contractual cash flows of all of our US government agency securities. The securities are rated investment grade and there were no material underlying credit downgrades during the year. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the securities are investment grade rated and there were no material underlying credit downgrades during 2025. All securities are performing.

Private label
14 of the total 15 securities in our portfolio of AFS private label mortgage-backed securities were in unrealized loss positions. Aggregate unrealized losses represented 6.74% of the amortized cost of securities in unrealized loss positions. We expect to receive all of the future contractual cash flows related to the amortized cost on these securities. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the securities are investment grade rated and there were no material underlying credit downgrades during 2025. All securities are performing.

Obligations of states and political subdivisions thereof
50 of the total 65 securities in our portfolio of AFS municipal bonds and obligations were in unrealized loss positions. Aggregate unrealized losses represented 13.99% of the amortized cost of securities in unrealized loss positions. We continually monitor the municipal bond sector of the market carefully and periodically evaluate the appropriate level of exposure to the market. At this time, we believe (i) the bonds in this portfolio carry minimal risk of default and (ii) we are appropriately compensated for that risk. There were no material underlying credit downgrades during the year. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the securities are investment grade rated and there were no material underlying credit downgrades during 2025. All securities are performing.

Corporate bonds

20 of the total 30 securities in our portfolio of AFS corporate bonds were in an unrealized loss position. The aggregate unrealized loss represents 3.41% of the amortized cost of securities in unrealized loss positions. We review the financial strength of all of these bonds, and have concluded that the amortized cost remains supported by the expected future cash flows of these securities. The most recent review includes all bond issuers and their current credit ratings, financial performance and capitalization. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the securities are investment grade rated and there were no material underlying credit downgrades during 2025. All but the one corporate bond discussed above are performing.

We expect to recover the amortized cost basis on all securities in our AFS portfolio. Furthermore, we do not intend to sell nor do we anticipate that we will be required to sell any securities in an unrealized loss position as of December 31, 2025, prior to this recovery.

A summary of securities pledged as collateral for certain deposits and borrowing arrangements for the years ended December 31, 2025 and 2024 is as follows:

| | December 31, 2025 | | December 31, 2024 | |
| | Carrying Value | Estimated Fair Value | Carrying Value | Estimated Fair Value |
(in thousands)				
Securities pledged for deposits	$ 16,204	$ 14,475	$ 18,483	$ 15,821
Securities pledged for repurchase agreements	15,110	13,207	16,764	14,020
Securities pledged for borrowings [1]	14,831	14,515	35,819	30,634
Total securities pledged	$ 46,145	$ 42,197	$ 71,066	$ 60,475

(1) The Bank pledged securities as collateral for certain borrowing arrangements with the Federal Home Loan Bank of Boston and Federal Reserve Bank of Boston.

The following table summarizes the balance of available-for-sale debt securities at December 31, 2025 and 2024 that represent greater than 10% of shareholders' equity:

| | Years Ended December 31, | | | |
| | 2025 | | 2024 | |
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Federal National Mortgage Association	$ 174,322	$ 161,700	$ 138,375	$ 118,106
Federal Home Loan Mortgage Corporation	94,654	87,842	70,443	59,210
Government National Mortgage Association	163,369	153,900	115,177	103,916
Obligations of states and political subdivisions thereof	120,447	104,539	116,421	105,452
Corporate Bonds	79,255	77,342	100,923	93,452

NOTE 4.   LOANS AND ALLOWANCE FOR CREDIT LOSSES

We evaluate risk characteristics of loans based on regulatory call report code with segmentation based on the underlying collateral for certain loan types. The following is a summary of total loans by regulatory call report code segmentation based on underlying collateral for certain loan types:

(in thousands)	December 31, 2025		December 31, 2024	
Commercial construction	$	213,779	$	131,617
Commercial real estate owner occupied		385,843		302,074
Commercial real estate non-owner occupied		1,450,597		1,358,903
Municipal and other		43,106		44,275
Commercial and industrial		315,370		319,766
Residential real estate		1,068,413		888,251
Home equity		114,484		94,141
Consumer other		14,267		8,069
Total loans		3,605,859		3,147,096
Allowance for credit losses		34,052		28,744
Net loans	$	3,571,807	$	3,118,352

Total unamortized net costs and premiums included in loan totals were as follows:

(in thousands)	December 31, 2025		December 31, 2024	
Net unamortized loan origination costs	$	1,929	$	1,982
Net unamortized fair value discount on acquired loans		(36,739)		(2,442)
Total	$	(34,810)	$	(460)

We exclude accrued interest receivable from the amortized cost basis of loans disclosed throughout this footnote. As of December 31, 2025 and 2024, accrued interest receivable for loans totaled $11.5 million and $10.5 million, respectively, and is included in the "other assets" line item on the Company's Consolidated Balance Sheets.

Characteristics of each loan portfolio segment are as follows:

Commercial construction - Loans in this segment primarily include raw land, land development and construction of commercial and multifamily residential properties. Collateral values are determined based upon appraisals and evaluations of the completed structure in accordance with established policy guidelines. Maximum loan-to-value ratios at origination are governed by established policy guidelines that are more restrictive than on stabilized commercial real estate transactions. Construction loans are primarily paid by the cash flow generated from the completed structure, such as operating leases, rents, or other operating cash flows from the borrower.

Commercial real estate owner occupied and non-owner occupied - Loans in these segments are primarily owner-occupied or income-producing properties. Loans to Real Estate Investment Trusts and unsecured loans to developers that closely correlate to the inherent risk in commercial real estate markets are also included. Commercial real estate loans are typically written with amortizing payment structures. Collateral values are determined based upon appraisals and evaluations in accordance with established policy guidelines. Maximum loan-to-value ratios at origination are governed by established policy and regulatory guidelines. Commercial real estate loans are primarily paid by the cash flow generated from the real property, such as operating leases, rents, or other operating cash flows from the borrower.

Municipal and other - Loans in this segment primarily include loans to various state and municipal government entities. Loans made to these borrowers may provide us with tax-exempt income. While governed and underwritten similar to commercial loans they do have unique requirements based on established polices. Almost all state and municipal loans are considered a general obligation of the issuing entity. Given the size of many municipal borrowers, borrowings are normally not rated by major rating agencies. Municipal loans are primarily repaid by taxes collected by the municipality.

Commercial and industrial loans - Loans consist of revolving and term loan obligations extended to business and corporate enterprises for the purpose of financing working capital and/or capital investment in this segment. Generally loans are secured by assets of the business such as accounts receivable, inventory, marketable securities, other liquid collateral, equipment and other business assets. Some loans in this category may be unsecured or guaranteed by government agencies such as the U.S. Small Business Administration. Loans are primarily paid by the operating cash flows of the borrower.

Residential real estate - All loans in this segment are collateralized by one-to-four family homes. Residential real estate loans held in the loan portfolio are made to borrowers who demonstrate the ability to make scheduled payments with full consideration to various underwriting factors. Borrower qualifications include favorable credit history combined with supportive income requirements and combined loan-to-value ratios within established policy guidelines. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels.

Home equity - All loans and lines of credit are made to qualified individuals and are secured by senior or junior mortgage liens on owner-occupied one- to four-family homes, condominiums, or vacation homes. The home equity loan has a fixed rate and is billed as equal payments comprised of principal and interest. The home equity line of credit has a variable rate and is billed as interest-only payments during the draw period. At the end of the draw period, the home equity line of credit is billed as a percentage of the principal balance plus all accrued interest. Borrower qualifications include favorable credit history combined with supportive income requirements and combined loan-to-value ratios within established policy guidelines. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels.

Consumer other - Loans in this segment include personal lines of credit and amortizing loans made to qualified individuals for various purposes such as auto loans, recreational equipment, overdraft protection or other consumer loans. Borrower qualifications include favorable credit history combined with supportive income and collateral requirements within established policy guidelines, as applicable. Consumer loans may be secured or unsecured. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels.

Allowance for Credit Losses
The Allowance for Credit Losses ("ACL") is comprised of the allowance for loan losses and the allowance for unfunded commitments which is accounted for as a separate liability in other liabilities on our Consolidated Balance Sheets. The level of the ACL represents management's estimate of expected credit losses over the expected life of the loans at the Consolidated Balance Sheets date.

The ACL is a valuation account that is deducted from the amortized cost basis of loans to present the net amount expected to be collected on the loans. Loans, or portions thereof, are charged off against the allowance when they are deemed uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged off. The ACL is comprised of reserves measured on a collective (pool) basis based on a lifetime loss-rate model when similar risk characteristics exist. Loans that do not share risk characteristics are evaluated on an individual basis, generally larger non-accruing commercial loans.

The activity in the allowance for credit losses for the periods ended are as follows:

(in thousands)	Balance at Beginning of Period	Charge Offs	Recoveries	Acquired PCD Loans[1]	Provision/ (Credit)	Balance at End of Period
	At or for the Year Ended December 31, 2025					
Commercial construction	$ 2,096	$ —	$ —	$ —	$ 2,275	$ 4,371
Commercial real estate owner occupied	2,794	—	—	76	1,175	4,045
Commercial real estate non-owner occupied	11,104	—	—	301	1,432	12,837
Municipal and other	128	—	—	—	(9)	119
Commercial and industrial	5,064	(737)	17	1,174	(140)	5,378
Residential real estate	6,732	—	36	53	(471)	6,350
Home equity	741	—	12	2	59	814
Consumer other	85	(284)	6	16	315	138
Total	**$ 28,744**	**$ (1,021)**	**$ 71**	**$ 1,622**	**$ 4,636**	**$ 34,052**

[1] Upon acquisition of Woodsville the Company designated certain acquired loans with an unpaid principal balance of $11.2 million as PCD loans. Refer to Note 2 for further discussion of the Company's designation of PCD loans.

(in thousands)	Balance at Beginning of Period	Charge Offs	Recoveries	Provision/ (Credit)	Balance at End of Period
	At or for the Year Ended December 31, 2024				
Commercial construction	$ 4,261	$ —	$ —	$ (2,165)	$ 2,096
Commercial real estate owner occupied	2,863	(3)	—	(66)	2,794
Commercial real estate non-owner occupied	9,443	—	—	1,661	11,104
Municipal and other	119	—	—	9	128
Commercial and industrial	3,259	(187)	29	1,963	5,064
Residential real estate	7,352	—	15	(635)	6,732
Home equity	767	—	11	(37)	741
Consumer other	78	(277)	59	225	85
Total	**$ 28,142**	**$ (467)**	**$ 114**	**$ 955**	**$ 28,744**

(in thousands)	Balance at Beginning of Period	Charge Offs	Recoveries	Provision/ (Credit)	Balance at End of Period
	At or for the Year Ended December 31, 2023				
Commercial construction	$ 2,579	$ —	$ —	$ 1,682	$ 4,261
Commercial real estate owner occupied	2,189	—	142	532	2,863
Commercial real estate non-owner occupied	9,341	—	—	102	9,443
Municipal and other	93	—	—	26	119
Commercial and industrial	3,493	(664)	149	281	3,259
Residential real estate	7,274	(8)	31	55	7,352
Home equity	811	(12)	6	(38)	767
Consumer other	80	(289)	19	268	78
Total	**$ 25,860**	**$ (973)**	**$ 347**	**$ 2,908**	**$ 28,142**

Unfunded Commitments

The allowance for credit losses on unfunded commitments is recognized as a liability (other liabilities on the Consolidated Balance Sheets), with adjustments to the reserve recognized in other non-interest expense in the Consolidated Statements of Income. The activity in the allowance for credit losses on unfunded commitments for the periods ended was as follows:

	At or for the Years Ended December 31,					
(in thousands)	2025		2024		2023	
Beginning Balance	$	3,049	$	3,825	$	3,910
Provision (credit) for credit losses		796		(776)		(85)
Ending Balance	$	3,845	$	3,049	$	3,825

Credit Quality Indicators: In monitoring the credit quality of the portfolio, management applies a credit quality indicator and uses an internal risk rating system to categorize commercial loans. These credit quality indicators range from one through nine, with a higher number correlating to increasing risk of loss. Consistent with regulatory guidelines, the Company provides for the classification of loans which are considered to be of lesser quality as special mention, substandard, doubtful, or loss (i.e. risk-rated 6, 7, 8 and 9, respectively).

The following are the definitions of our credit quality indicators:

Pass: Loans we consider in the commercial portfolio segments that are not adversely rated, are contractually current as to principal and interest, and are otherwise in compliance with the contractual terms of the loan agreement. Management believes there is a low risk of loss related to these loans considered pass-rated.

Special Mention: Loans considered having some potential weaknesses, but are deemed to not carry levels of risk inherent in one of the subsequent categories, are designated as special mention. A special mention loan has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution's credit position at some future date. This might include loans that may require a higher level of supervision or internal reporting because of: (i) declining industry trends; (ii) increasing reliance on secondary sources of repayment; (iii) the poor condition of or lack of control over collateral; or (iv) failure to obtain proper documentation or any other deviations from prudent lending practices. Economic or market conditions which may, in the future, affect the obligor may warrant special mention of the asset. Loans for which an adverse trend in the borrower's operations or an imbalanced position in the balance sheet which has not reached a point where the liquidation is jeopardized may be included in this classification. Special mention loans are not adversely classified and do not expose us to sufficient risks to warrant classification.

Substandard: Loans we consider as substandard are inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Substandard loans have a well-defined weakness that jeopardizes liquidation of the debt. Substandard loans include those loans where there is the distinct possibility of some loss of principal, if the deficiencies are not corrected.

Doubtful: Loans we consider as doubtful have all of the weaknesses inherent in those loans that are classified as substandard. These loans have the added characteristic of a well-defined weakness which is inadequately protected by the current sound worth and paying capacity of borrower or of the collateral pledged, if any, and calls into question the collectability of the full balance of the loan. The possibility of loss is high but because of certain important and reasonably specific pending factors, which may work to the advantage and strengthening of the loan, its classification as loss is deferred until its more exact status is determined. Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens on additional collateral and refinancing plans. The entire amount of the loan might not be classified as doubtful when collection of a specific portion appears highly probable. Loans are generally not classified doubtful for an extended period of time (i.e., over a year).

Loss: Loans we consider as losses are those considered uncollectible and of such little value that their continuance as an asset is not warranted and the uncollectible amounts are charged-off. This classification does not mean the asset has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this worthless asset even though partial recovery may be affected in the future. Losses are taken in the period in which they are determined to be uncollectible.

Residential real estate, home equity and consumer loans are not individually risk rated, but rather analyzed as groups taking into account delinquency rates and other economic conditions which may affect the ability of borrowers to meet debt service requirements. Performing loans include loans that are current and loans that are past due less than 90 days. Non-performing loans include loans that are past due over 90 days and non-accrual loans.

The following tables presents our loans by year of origination, loan segmentation and risk indicator as of December 31, 2025 and 2024:

(in thousands)	2025	2024	2023	2022	2021	Prior	Total
Commercial construction							
Risk rating:							
Pass	$ 62,267	$ 62,422	$ 43,824	$ 22,609	$ 2,373	$ 5,819	$ 199,314
Special mention	—	14,434	—	—	—	—	14,434
Substandard	—	—	—	—	—	31	31
Total	$ 62,267	$ 76,856	$ 43,824	$ 22,609	$ 2,373	$ 5,850	$ 213,779
Current period gross write-offs	—	—	—	—	—	—	—
Commercial real estate owner occupied							
Risk rating:							
Pass	$ 60,013	$ 37,785	$ 47,601	$ 74,993	$ 31,512	$ 115,774	$ 367,678
Special mention	—	—	878	596	13,377	1,329	16,180
Substandard	—	—	—	—	—	1,895	1,895
Doubtful	—	—	—	—	—	90	90
Total	$ 60,013	$ 37,785	$ 48,479	$ 75,589	$ 44,889	$ 119,088	$ 385,843
Current period gross write-offs	—	—	—	—	—	—	—
Commercial real estate non-owner occupied							
Risk rating:							
Pass	$ 234,960	$ 78,781	$ 56,134	$ 329,779	$ 188,810	$ 420,958	$ 1,309,422
Special mention	—	25,392	—	32,650	21,930	25,313	105,285
Substandard	—	—	7,596	—	—	28,294	35,890
Doubtful	—	—	—	—	—	—	—
Total	$ 234,960	$ 104,173	$ 63,730	$ 362,429	$ 210,740	$ 474,565	$ 1,450,597
Current period gross write-offs	—	—	—	—	—	—	—
Municipal and other							
Risk rating:							
Pass	$ 7,824	$ 2,852	$ 4,629	$ 6,030	$ 918	$ 20,853	$ 43,106
Special mention	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—
Total	$ 7,824	$ 2,852	$ 4,629	$ 6,030	$ 918	$ 20,853	$ 43,106
Current period gross write-offs	—	—	—	—	—	—	—
Commercial and industrial							
Risk rating:							
Pass	$ 54,711	$ 67,007	$ 45,202	$ 41,687	$ 9,046	$ 88,496	$ 306,149
Special mention	127	104	1,366	1,766	431	1,108	4,902
Substandard	70	581	56	395	395	2,576	4,073
Doubtful	—	—	—	85	5	156	246
Total	$ 54,908	$ 67,692	$ 46,624	$ 43,933	$ 9,877	$ 92,336	$ 315,370
Current period gross write-offs	—	86	—	—	25	626	737

(continued)

(in thousands)	2025	2024	2023	2022	2021	Prior	Total
Residential real estate							
Performing	$ 45,303	$ 47,589	$ 76,856	$ 211,153	$ 187,848	$ 491,752	$ 1,060,501
Nonperforming	—	—	1,279	1,289	1,229	4,115	7,912
Total	$ 45,303	$ 47,589	$ 78,135	$ 212,442	$ 189,077	$ 495,867	$ 1,068,413
Current period gross write-offs	—	—	—	—	—	—	—
Home equity							
Performing	$ 20,279	$ 22,933	$ 15,121	$ 12,304	$ 6,672	$ 35,992	$ 113,301
Nonperforming	—	—	99	227	89	768	1,183
Total	$ 20,279	$ 22,933	$ 15,220	$ 12,531	$ 6,761	$ 36,760	$ 114,484
Current period gross write-offs	—	—	—	—	—	—	—
Consumer other							
Performing	$ 6,764	$ 2,538	$ 2,848	$ 971	$ 328	$ 742	$ 14,191
Nonperforming	46	11	17	—	—	2	76
Total	$ 6,810	$ 2,549	$ 2,865	$ 971	$ 328	$ 744	$ 14,267
Current period gross write-offs	—	26	27	16	4	211	284
Total Loans	$ 492,364	$ 362,429	$ 303,506	$ 736,534	$ 464,963	$ 1,246,063	$ 3,605,859

(in thousands)	2024	2023	2022	2021	2020	Prior	Total
Commercial construction							
Risk rating:							
Pass	$ 34,320	$ 27,251	$ 55,825	$ 771	$ 4,404	$ 9,046	$ 131,617
Special mention	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—
Total	$ 34,320	$ 27,251	$ 55,825	$ 771	$ 4,404	$ 9,046	$ 131,617
Current period gross write-offs	—	—	—	—	—	—	—
Commercial real estate owner occupied							
Risk rating:							
Pass	$ 42,705	$ 46,869	$ 60,102	$ 29,808	$ 20,761	$ 96,123	$ 296,368
Special mention	—	128	—	—	—	2,070	2,198
Substandard	—	—	—	—	—	3,442	3,442
Doubtful	—	—	—	—	—	66	66
Total	$ 42,705	$ 46,997	$ 60,102	$ 29,808	$ 20,761	$ 101,701	$ 302,074
Current period gross write-offs	—	—	—	—	—	3	3
Commercial real estate non-owner occupied							
Risk rating:							
Pass	$ 142,348	$ 47,986	$ 405,235	$ 234,520	$ 156,873	$ 295,646	$ 1,282,608
Special mention	—	—	—	20,446	3,913	26,969	51,328
Substandard	—	7,702	—	—	—	17,265	24,967
Doubtful	—	—	—	—	—	—	—
Total	$ 142,348	$ 55,688	$ 405,235	$ 254,966	$ 160,786	$ 339,880	$ 1,358,903
Current period gross write-offs	—	—	—	—	—	—	—
Municipal and other							
Risk rating:							
Pass	$ 11,026	$ 2,669	$ 6,283	$ 602	$ 178	$ 23,517	$ 44,275
Special mention	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—
Total	$ 11,026	$ 2,669	$ 6,283	$ 602	$ 178	$ 23,517	$ 44,275
Current period gross write-offs	—	—	—	—	—	—	—
Commercial and industrial							
Risk rating:							
Pass	$ 79,211	$ 62,047	$ 47,739	$ 12,154	$ 32,239	$ 65,002	$ 298,392
Special mention	9	14,878	1,266	834	60	632	17,679
Substandard	128	72	408	221	—	2,866	3,695
Doubtful	—	—	—	—	—	—	—
Total	$ 79,348	$ 76,997	$ 49,413	$ 13,209	$ 32,299	$ 68,500	$ 319,766
Current period gross write-offs	—	48	28	62	18	31	187

(continued)

(in thousands)	2024	2023	2022	2021	2020	Prior	Total
Residential real estate							
Performing	$ 35,872	$ 67,708	$ 174,677	$ 154,229	$ 89,752	$ 362,421	$ 884,659
Nonperforming	—	194	458	—	—	2,940	3,592
Total	$ 35,872	$ 67,902	$ 175,135	$ 154,229	$ 89,752	$ 365,361	$ 888,251
Current period gross write-offs	—	—	—	—	—	—	—
Home equity							
Performing	$ 19,175	$ 15,762	$ 12,515	$ 6,648	$ 5,536	$ 33,238	$ 92,874
Nonperforming	—	—	198	53	—	1,016	1,267
Total	$ 19,175	$ 15,762	$ 12,713	$ 6,701	$ 5,536	$ 34,254	$ 94,141
Current period gross write-offs	—	—	—	—	—	—	—
Consumer other							
Performing	$ 4,432	$ 1,644	$ 870	$ 276	$ 108	$ 715	$ 8,045
Nonperforming	—	8	—	1	—	15	24
Total	$ 4,432	$ 1,652	$ 870	$ 277	$ 108	$ 730	$ 8,069
Current period gross write-offs	—	59	12	—	2	204	277
Total Loans	$ 369,226	$ 294,918	$ 765,576	$ 460,563	$ 313,824	$ 942,989	$ 3,147,096

Past Due Loans

The following is a summary of past due loans for the periods ended:

	December 31, 2025					
(in thousands)	30-59	60-89	90+	Total Past Due	Current	Total Loans
Commercial construction	$ 162	$ —	$ —	$ 162	$ 213,617	$ 213,779
Commercial real estate owner occupied	641	—	723	1,364	384,479	385,843
Commercial real estate non-owner occupied	—	—	122	122	1,450,475	1,450,597
Municipal and other	—	—	—	—	43,106	43,106
Commercial and industrial	899	26	893	1,818	313,552	315,370
Residential real estate	9,162	1,190	4,640	14,992	1,053,421	1,068,413
Home equity	876	549	476	1,901	112,583	114,484
Consumer other	33	45	51	129	14,138	14,267
Total	$ 11,773	$ 1,810	$ 6,905	$ 20,488	$ 3,585,371	$ 3,605,859

	December 31, 2024					
(in thousands)	30-59	60-89	90+	Total Past Due	Current	Total Loans
Commercial construction	$ —	$ —	$ —	$ —	$ 131,617	$ 131,617
Commercial real estate owner occupied	—	—	6	6	302,068	302,074
Commercial real estate non-owner occupied	184	—	93	277	1,358,626	1,358,903
Municipal and other	—	—	—	—	44,275	44,275
Commercial and industrial	428	227	578	1,233	318,533	319,766
Residential real estate	14,076	2,426	663	17,165	871,086	888,251
Home equity	963	441	193	1,597	92,544	94,141
Consumer other	35	20	1	56	8,013	8,069
Total	$ 15,686	$ 3,114	$ 1,534	$ 20,334	$ 3,126,762	$ 3,147,096

Non-Accrual Loans

The following is a summary of non-accrual loans for the periods ended:

| (in thousands) | December 31, 2025 | | |
	Nonaccrual	Nonaccrual With No Related Allowance	90+ Days Past Due and Accruing
Commercial construction	$ 31	$ —	$ —
Commercial real estate owner occupied	829	237	—
Commercial real estate non-owner occupied	184	—	—
Municipal and other	—	—	—
Commercial and industrial	1,371	141	—
Residential real estate	7,912	1,044	—
Home equity	1,183	1	—
Consumer other	76	4	—
Total	$ 11,586	$ 1,427	$ —

| (in thousands) | December 31, 2024 | | |
	Nonaccrual	Nonaccrual With No Related Allowance	90+ Days Past Due and Accruing
Commercial construction	$ —	$ —	$ —
Commercial real estate owner occupied	736	671	—
Commercial real estate non-owner occupied	277	184	—
Municipal and other	—	—	—
Commercial and industrial	1,099	295	—
Residential real estate	3,591	898	—
Home equity	1,267	1	2
Consumer other	24	1	—
Total	$ 6,994	$ 2,050	$ 2

Our policy is to reverse previously recorded interest income when a loan is placed on non-accrual, as such, the Company did not record any interest income on its non-accrual for the year ended December 31, 2025 and 2024.

Collateral Dependent Loans

Loans that do not share risk characteristics are evaluated on an individual basis. For loans that are individually evaluated and collateral dependent, financial loans where we have determined that foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and we expect repayment of the financial asset to be provided substantially through the operation or sale of the collateral, the ACL is measured based on the difference between the fair value of the collateral and the amortized cost basis of the asset as of the measurement date.

| (in thousands) | December 31, 2025 | | December 31, 2024 | |
	Real Estate	Other	Real Estate	Other
Commercial construction	$ —	$ —	$ —	$ —
Commercial real estate owner occupied	378	—	736	—
Commercial real estate non-owner occupied	1,985	—	277	—
Municipal and other	—	—	—	—
Commercial and industrial	—	2,410	1,099	—
Residential real estate	318	—	3,591	—
Home equity	119	—	1,267	—
Consumer other	—	—	24	—
Total	$ 2,800	$ 2,410	$ 6,994	$ —

Loan Modifications to Borrowers Experiencing Financial Difficulty

In January 2023, the Company adopted ASU 2022-02, "Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures" which eliminated the accounting guidance for TDRs while enhancing disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. This guidance was applied on a prospective basis. Upon adoption of this guidance, we are no longer required to establish a specific reserve for modifications to borrowers experiencing financial difficulty. Instead, these modifications are included in their respective category and a historical loss rate is applied to the current loan balance to arrive at the quantitative baseline portion of the ACL.

These modifications typically result from loss mitigation activities and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance, or other actions.

The following table presents the amortized cost basis of loans that were both experiencing financial difficulty and modified during the twelve months ended December 31, 2025 and 2024, by class and by type of modification.

(in thousands)	Principal Forgiveness		Payment Delay		Term Extension		Interest Rate Reduction		Combination Interest Rate Reduction and Term Extension		% of Total Class of Loans
Twelve Months Ended December 31, 2025											
Commercial construction	$	—	$	—	$	—	$	—	$	—	— %
Commercial real estate owner occupied		—		—		—		—		—	—
Commercial real estate non-owner occupied		—		—		11,512		—		—	0.79
Municipal and other		—		—		—		—		—	—
Commercial and industrial		—		—		270		—		—	0.09
Residential real estate		—		—		—		—		—	—
Home equity		—		—		—		—		—	—
Consumer other		—		—		—		—		—	—
Total	$	—	$	—	$	11,782	$	—	$	—	0.33 %

(in thousands)	Principal Forgiveness		Payment Delay		Term Extension		Interest Rate Reduction		Combination Interest Rate Reduction and Term Extension		% of Total Class of Loans
Twelve Months Ended December 31, 2024											
Commercial construction	$	—	$	—	$	—	$	—	$	—	— %
Commercial real estate owner occupied		—		—		—		—		—	—
Commercial real estate non-owner occupied		—		—		—		—		—	—
Municipal and other		—		—		—		—		—	—
Commercial and industrial		—		—		9		—		—	0.00
Residential real estate		—		70		30		—		72	0.02
Home equity		—		—		—		—		—	—
Consumer other		—		—		—		—		—	—
Total	$	—	$	70	$	39	$	—	$	72	0.01 %

The following table presents the financial effect of loan modifications made to borrowers experiencing financial difficulty during the twelve months ended December 31, 2025 and 2024.

	Weighted-Average Months of Payment Delay	Weighted-Average Months of Term Extension	Weighted-Average Interest Rate Reduction	
Twelve Months Ended December 31, 2025				
Commercial construction	—	—	—	%
Commercial real estate owner occupied	—	—	—	
Commercial real estate non-owner occupied	—	8	—	
Municipal and other	—	—	—	
Commercial and industrial	—	29	—	
Residential real estate	—	—	—	
Home equity	—	—	—	
Consumer other	—	—	—	

	Weighted-Average Months of Payment Delay	Weighted-Average Months of Term Extension	Weighted-Average Interest Rate Reduction	
Twelve Months Ended December 31, 2024				
Commercial construction	—	—	—	%
Commercial real estate owner occupied	—	—	—	
Commercial real estate non-owner occupied	—	—	—	
Municipal and other	—	—	—	
Commercial and industrial	—	58	—	
Residential real estate	3	61	1.25	
Home equity	—	—	—	
Consumer other	—	—	—	

As of December 31, 2025 the Bank had no loans that were modified during the current period that defaulted within 12 months of the modification date.

Foreclosure
Residential mortgage loans collateralized by real estate that are in the process of foreclosure as of December 31, 2025 and December 31, 2024 totaled $171 thousand and $83 thousand, respectively.

Loans to Related Parties
In the ordinary course of business, the Bank has made loans at prevailing rates and terms to directors, officers and other related parties. In management's opinion, such loans do not present more than the normal risk of collectability or incorporate other unfavorable features, and were made under terms that are consistent with the Bank's lending policies.

Loan to related parties at December 31, 2025 and December 31, 2024 are summarized below:

(in thousands)	2025	2024
Beginning balance	$ 2,555	$ 4,045
Changes in composition[1]	176	—
New loans	—	35
Additional draw on line of credit	483	—
Less: repayments	(460)	(1,525)
Ending balance	$ 2,754	$ 2,555

(1) Adjustments to reflect changes in status of directors and officers for each year presented.

Mortgage Banking

Loans sold

For the years ended December 31, 2025, 2024 and 2023, we sold $53.3 million, $54.9 million, and $38.8 million respectively, of residential mortgage loans on the secondary market, which resulted in a net gain on sale of loans (net of costs, including direct and indirect origination costs) of $724 thousand, $663 thousand, and $192 thousand respectively.

Loans Held for Sale

We had $5.3 million of loans held for sale as of December 31, 2025, and $1.2 million as of December 31, 2024. Loans held for sale at December 31, 2025 and 2024 had an unpaid principal balance of $5.2 million and $1.2 million, respectively. As of December 31, 2025 and 2024 no loans classified as held for sale were over 90 days past due. The interest rate exposure on loans held for sale is mitigated through forward delivery commitments with certain approved secondary market investors. Forward sale commitments had a notional amount of $5.2 million at December 31, 2025, and $4.8 million at December 31, 2024. Refer to Note 11 for further discussion of forward delivery commitments.

Servicing Assets

The Bank sells loans in the secondary market and retains the ability to service many of these loans. The Bank earns fees for the servicing provided. At year end 2025 and 2024, the Bank was servicing loans for participants totaling $609.9 million and $591.8 million, respectively. Loans serviced for others are not included in the accompanying Consolidated Balance Sheets. The risks inherent in servicing assets relate primarily to changes in prepayments that result from shifts in interest rates. Contractually-specified servicing fees were $1.5 million for the year ended 2025 and $2.1 million for the year ended 2024 and $1.6 million for the year end 2023, and are included as a component of other income within non-interest income.

Servicing rights activity during 2025 and 2024, included in other assets, was as follows:

	At or for the Twelve Months Ended December 31,	
(in thousands)	2025	2024
Balance at beginning of year	$ 3,089	$ 3,161
Acquired	472	—
Additions	412	530
Amortization	(652)	(602)
Balance at end of year	$ 3,321	$ 3,089

NOTE 5. PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2025 and December 31, 2024 are summarized as follows:

(in thousands, except years)	2025	2024	Estimated Useful Life
Land	$ 5,989	$ 4,807	N/A
Buildings and improvements	65,597	59,860	5-39 years
Furniture and equipment	22,852	19,590	3-8 years
Premises and equipment, gross	94,438	84,257	
Accumulated depreciation	(36,250)	(33,020)	
Premises and equipment, net	$ 58,188	$ 51,237	

Depreciation expense for the year ended December 31, 2025 amounted to $4.3 million, and was $4.2 million for the years ended December 31, 2024 and 2023.

There were no premises held for sale for the year ended December 31, 2025. Premises held for sale for the years ended December 31, 2024, and 2023 were $419 thousand and $1.2 million, respectively, and are included in other assets. We measure premises held for sale at the lower of amortized cost or estimated fair value less anticipated selling costs. We sold $406 thousand of premises held for sale in 2025 resulting in a gain on sale of $189 thousand which is included in the gain on premises and equipment, net. We sold $903 thousand of premises held for sale in 2024 that resulted in a gain of $232 thousand, which is included in the gain on premises and equipment, net. We did not sell any premises held for sale in 2023. There were no impairment charges recognized in 2025, 2024 and 2023.

NOTE 6.   GOODWILL AND OTHER INTANGIBLES

The activity impacting goodwill in 2025 and 2024 is as follows:

(in thousands)	December 31, 2025	December 31, 2024
Balance at beginning of year	$ 119,477	$ 119,477
Acquisition [1]	22,342	—
Balance at end of year	$ 141,819	$ 119,477

(1) In the third quarter 2025, the Company completed its acquisition of Woodsville and recorded $22.3 million in goodwill. Refer to Note 2 for further details.

Impairment exists when a reporting unit's carrying amount exceeds its fair value. In accordance with ASC 350-20, the Company elected to perform a qualitative assessment as of December 31, 2025, to determine whether it was more likely than not that the fair value of the reporting unit exceeded its carrying amount, including goodwill. In making this determination, management evaluated relevant events and circumstances, including macroeconomic conditions, industry and market considerations, financial performance trends, and other entity-specific factors. The qualitative assessment indicated that it was more likely than not that the fair value of the reporting unit exceeded its carrying value, resulting in no impairment. No goodwill impairment was recognized for the years ended 2025, 2024, 2023. The components of other intangible assets in 2025 and 2024 are as follows:

	December 31, 2025		
(in thousands)	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
Core deposit intangible (non-maturity deposits) [1]	$ 22,691	$ (6,969)	$ 15,722
Customer list and other intangibles	2,120	(1,435)	685
Total	$ 24,811	$ (8,404)	$ 16,407

(1) In the third quarter 2025, the Company completed its acquisition of Woodsville and recorded $14.0 million in CDI assets that will amortize over a 10 year period. Refer to Note 2 for further details.

	December 31, 2024		
(in thousands)	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
Core deposit intangible (non-maturity deposits)	$ 9,483	$ (6,423)	$ 3,060
Customer list and other intangibles	2,118	(1,240)	878
Total	$ 11,601	$ (7,663)	$ 3,938

Other intangible assets are amortized on a straight-line basis over their estimated lives, which range from five years to 11 years. Amortization expenses related to intangibles totaled $1.5 million in 2025, $932 thousand in 2024 and $932 thousand in 2023.

The estimated aggregate future amortization expense for other intangible assets remaining at year end 2025 is as follows:

(in thousands)		Other Intangible Assets
2026	$	2,330
2027		2,330
2028		2,357
2029		1,583
2030		1,398
2031 and thereafter		6,409
Total	$	16,407

NOTE 7.   DEPOSITS

A summary of time deposits at December 31, 2025 and December 31, 2024 are as follows:

(in thousands)		December 31, 2025		December 31, 2024
Time less than $100,000	$	384,042	$	439,648
Time $100,000 through $250,000		298,447		203,962
Time $250,000 or more		230,105		186,664
Total	$	912,594	$	830,274

At December 31, 2025 and December 31, 2024, the scheduled maturities by year for time deposits are as follows:

(in thousands)		December 31, 2025		December 31, 2024
Within 1 year	$	876,348	$	806,974
Over 1 year to 2 years		25,438		16,422
Over 2 years to 3 years		4,933		4,028
Over 3 years to 4 years		2,845		1,805
Over 4 years to 5 years		3,001		931
Over 5 years		29		114
Total	$	912,594	$	830,274

Included in time deposits are brokered deposits of $151.6 million and $256.0 million at December 31, 2025 and December 31, 2024, respectively. Also included in time deposits are reciprocal deposits of $88.7 million and $62.5 million at December 31, 2025 and December 31, 2024, respectively.

NOTE 8.   BORROWED FUNDS

Borrowed funds at December 31, 2025 and December 31, 2024 are summarized, as follows:

		December 31, 2025			December 31, 2024	
(dollars in thousands)		Carrying Value	Weighted Average Rate		Carrying Value	Weighted Average Rate
Short-term borrowings						
Advances from the FHLB	$	130,000	3.90 %	$	242,650	4.49 %
Other borrowings		4,802	0.17		7,062	0.19
Total short-term borrowings		134,802	3.77		249,712	4.35
Long-term borrowings						
Advances from the FHLB		82,016	2.81		269	4.50
Subordinated borrowings		52,825	11.31		40,620	6.60
Total long-term borrowings		134,841	6.14		40,889	6.59
Total	$	269,643	4.93 %	$	290,601	4.75 %

Short-term debt includes FHLB advances with a remaining maturity of less than one year. We also maintain a $1.0 million secured line of credit with the FHLB that bears a daily adjustable rate calculated by the FHLB. There was no outstanding balance on the FHLB line of credit for the years ended December 31, 2025 and 2024. There are no variable rate short-term FHLB borrowings.

We have the capacity to borrow funds on a secured basis utilizing the Borrower in Custody program, and the Discount Window at the Federal Reserve Bank of Boston (the "Reserve Bank"). As of December 31, 2025 and 2024 our available secured line of credit at the Reserve Bank was $94.0 million and $105.6 million, respectively. We have pledged certain loans and securities to the Reserve Bank to support this arrangement.

We maintain an unused unsecured federal funds line of credit with a correspondent bank that has an aggregate overnight borrowing capacity of $40 million as of December 31, 2025 and December 31, 2024. There was no outstanding balance on the line of credit as of December 31, 2025 and December 31, 2024.

Long-term FHLB advances consist of advances with a remaining maturity of more than one year. The advances outstanding at December 31, 2025 include callable advances of $80.0 million, non-callable advances of $1.0 million and amortizing advances of $1.0 million. There were no callable advances outstanding and $269 thousand of amortizing advances at December 31, 2024. All FHLB borrowings, including the line of credit, are secured by a blanket security agreement on certain qualified collateral, principally residential first mortgage loans and certain securities. There are no variable rate long-term FHLB borrowings.

A summary of maturities of FHLB advances as of December 31, 2025 is, as follows:

(in thousands, except rates)	Amount	Weighted Average Rate
2026	$ 130,000	3.90 %
2027	56,004	2.89
2028	25,000	2.31
2029	—	—
2030	—	—
Thereafter	1,012	10.65
Total FHLB advances	$ 212,016	3.48 %

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $740.7 million and $781.2 million of loans under a blanket lien arrangement at year-end 2025 and 2024. Based on this collateral and the Company's holdings of FHLB stock, the Company is eligible to borrow up to a total of $259.1 million at year-end 2025.

At year-end 2025 and 2024, subordinated borrowings was as follows:

	2025		2024	
(in thousands)	Principal	Unamortized Discount and Debt Issuance Costs	Principal	Unamortized Discount and Debt Issuance Costs
NHTB Capital Trust II Variable Debentures	$ 10,310	$ —	$ 10,310	$ —
NHTB Capital Trust III Fixed Debentures	10,310	—	10,310	—
Subordinated Notes due 2029	20,000	—	20,000	—
Subordinated Notes due 2031	13,000	(795)	—	—
Total	$ 53,620	$ (795)	$ 40,620	$ —

We executed a Subordinated Note Purchase Agreement with an aggregate of $40.0 million of subordinated notes (the "Notes") to accredited investors on November 26, 2019. The Notes have a maturity date of December 1, 2029 and bear a fixed interest rate of 4.63% through December 1, 2024 payable semi-annually in arrears. From December 1, 2024 and thereafter the interest rate shall be reset quarterly to an interest rate per annum equal to the then current three-month Secured Overnight Financing Rate ("SOFR") plus 3.27%. We have the option beginning with the interest payment date of December 1, 2024, and on any scheduled payment date thereafter, to redeem the Notes, in whole or in part upon prior approval of the Federal Reserve. During the fourth quarter of 2024 we paid down $20.0 million of the outstanding subordinated notes. As of December 31, 2025 we have an outstanding subordinated note balance of $20.0 million.

We also have $20.6 million in floating Junior Subordinated Deferrable Interest Debentures ("Debentures") issued by NHTB Capital Trust II ("Trust II") and NHTB Capital Trust III ("Trust III"), which are both Connecticut statutory trusts. The Debentures issued on March 30, 2004, carry a variable interest rate of three-month SOFR plus 2.79%, and mature in 2034. The debt is callable by the Company at the time when any interest payment is made. Trust II and Trust III are considered variable interest entities for which we are not the primary beneficiary. Accordingly, Trust II and Trust III are not consolidated into our financial statements.

In connection with the acquisition, the Company assumed $13.0 million in fixed-to-floating rate subordinated notes, (the "2031 notes") issued by Guaranty Bancorp. The 2031 notes have a current book value of $12.2 million net of accretion. The 2031 notes were originally issued on March 23, 2021 with a maturity date of April 1, 2031. The 2031 notes bear a fixed-to-floating interest rate of 4.875% through April 1, 2026, payable quarterly in arrears. Beginning April 1, 2026 and thereafter, the interest rate shall be reset quarterly to an interest rate per annum equal to the then current three-month SOFR plus 4.82%. We have the option beginning with the interest payment date of April 1, 2026, and on any scheduled payment date thereafter, to redeem the 2031 notes, in whole or in part upon prior approval of the Federal Reserve.

Repurchase Agreements

Repurchase agreements are secured borrowings and the Company pledges investment securities to secure those borrowings.

Our repurchase agreements accounted for as secured borrowings, as of December 31, 2025 and December 31, 2024 are as follows:

(in thousands)	December 31, 2025	December 31, 2024
Customer Repurchase Agreements		
US Government-sponsored enterprises	$ 4,802	$ 7,062
Total	$ 4,802	$ 7,062

NOTE 9. EMPLOYEE BENEFIT PLANS

Pension Plans

We maintain a legacy, employer-sponsored defined benefit pension plan (the "Plan") for which participation and benefit accruals were frozen on January 13, 2017. Accordingly, no employees are permitted to commence participation in the Plan and future salary increases and years of credited service are not considered when computing an employee's benefits under the Plan. As of December 31, 2025, all minimum Employee Retirement Income Security Act ("ERISA") funding requirements have been met.

The following tables set forth information about the plan for the year ended December 31, 2025 and 2024:

(in thousands)		2025		2024
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$	5,993	$	6,365
Service cost		—		—
Interest cost		325		310
Actuarial (loss)/gain		(30)		(340)
Benefits paid		(354)		(338)
Settlements		(146)		(4)
Projected benefit obligation at end of year		5,788		5,993
Change in fair value of plan assets:				
Fair value of plan assets at beginning of year		8,971		9,349
Actual return/(loss) on plan assets		634		(36)
Benefits paid		(354)		(338)
Settlements		(146)		(4)
Fair value of plan assets at end of year		9,105		8,971
Overfunded status	$	(3,317)	$	(2,978)
Amounts recognized in consolidated balance sheets:				
Other assets	$	3,317	$	2,978

Net periodic pension cost/(benefit) is comprised of the following for the years ended December 31, 2025 and 2024:

(in thousands)	2025	2024
Interest cost	$ 325	$ 310
Expected return on plan assets	(352)	(367)
Unrecognized loss	58	35
Net periodic pension cost/(benefit)	$ 31	$ (22)

Amounts recognized in comprehensive income for the years ended December 31, 2025 and 2024 included:

(in thousands)	2025	2024
Net actuarial (gain) loss	$ (58)	$ 62
Recognized loss	(312)	(35)
Net period pension benefit cost/(credit)	31	(22)
Total recognized (gain)/loss in comprehensive income	$ (339)	$ 5

Change in plan assets and benefit obligations recognized in accumulated other comprehensive income as of December 31, 2025 and 2024 are as follows:

(in thousands)	2025	2024
Beginning of the year Accumulated other comprehensive loss	$ 1,336	$ 1,309
Net actuarial (gain) loss	(58)	62
Recognized loss	(312)	(35)
Prior service cost	—	—
Amounts Recognized in accumulated other comprehensive loss/(gain) (pre-tax)	$ (370)	$ 27
Ending Accumulated other comprehensive loss	$ 966	$ 1,336

The after tax components of accumulated other comprehensive income/loss, which have not yet been recognized in net periodic pension cost, related to the Plan are a net loss of $967 thousand. We expect to make no cash contributions to the pension trust during the 2026 fiscal year. The amount expected to be amortized from accumulated other comprehensive loss into net periodic pension cost over the next fiscal year is zero.

The principal actuarial assumptions used at December 31, 2025 and 2024 were as follows:

	2025	2024	2023
Projected benefit obligation			
Discount rate	5.37 %	5.58 %	5.00 %
Net periodic pension cost			
Discount rate	5.58 %	5.00 %	5.23 %
Long-term rate of return on plan assets	4.00	4.00	4.00

The discount rate that is used in the measurement of the pension obligation is determined by comparing the expected future retirement payment cash flows of the plan to the FTSE Above Median Pension liability as of the measurement date. The expected long-term rate of return on Plan assets reflects expectations of future returns as applied to the plan's target allocation of asset classes. In estimating that rate, appropriate consideration was given to historical returns earned by equities and fixed income securities.

Our overall investment strategy with respect to the Plan's assets is to maintain assets at a level that will sufficiently cover future beneficiary obligations while achieving long term growth in assets. The Plan's targeted asset allocation is 20% equity securities and 80% fixed-income securities primarily consisting of long-term products. The policy range is defined as the target allocation of +/- 10%.

The Company's pension plan asset allocation at year-end 2025 and 2024, target allocation for 2025 and expected long-term rate of return by asset category are as follows:

(in thousands)	Target Allocation	Percentage of Plan Assets at Year - End 2025	Percentage of Plan Assets at Year - End 2024
Asset Category			
Equity:			
Large-cap	10.00 %	10.80 %	12.90 %
Mid-cap	2.50	2.60	2.70
Small-cap	2.50	2.40	2.70
International	5.00	5.50	4.90
Fixed income funds:			
Long duration	78.00	76.80	75.60
Cash equivalents - money market	2.00	1.90	1.20
Total	100.00 %	100.00 %	100.00 %

The fair values for investment securities are determined by quoted prices in active markets, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

The Company used the following valuation methods and assumptions to estimate the fair value of assets held by the plan:

Equity Securities and Mutual Funds: The fair values for equity securities and mutual funds are determined by quoted market, if available (Level 1). For securities where quoted prices and not available, fair values are calculated based on market prices of similar securities (Level 2).

The fair value of the Plan's assets by category and level within fair value hierarchy are as follows at December 31, 2025 and 2024:

(in thousands)		Total		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)
				2025		
Asset Category						
Equity mutual funds:						
Large-cap	$	708	$	708	$	—
Mid-cap		208		208		—
Small-cap		197		197		—
International		446		446		—
Fixed income funds:						
Fixed-income - core plus		—		—		—
Intermediate duration		—		—		—
Long duration		6,253		6,253		—
Common stock		701		701		—
Common/collective trusts - large-cap		180		—		180
Cash equivalents - money market		412		412		—
Total	$	9,105	$	8,925	$	180

(in thousands)	Total	2024 Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Equity mutual funds:			
Large-cap	$ 839	$ 839	$ —
Mid-cap	221	221	—
Small-cap	213	213	—
International	396	396	—
Fixed income funds:			
Long duration	6,093	6,093	—
Common stock	691	691	—
Common/collective trusts - large-cap	200	—	200
Cash equivalents - money market	318	318	—
Total	$ 8,971	$ 8,771	$ 200

The Plan did not hold any assets classified as Level 3, and there were no transfers between levels during 2025 and 2024.

Estimated benefit payments under our pension plan over the next 10 years at December 31, 2025 are as follows:

(in thousands)	Payments
2026	$ 392
2027	397
2028	411
2029	417
2030	420
2031-2035	2,192
Total	$ 4,229

Non-qualified Supplemental Executive Retirement Plan

We have non-qualified supplemental executive retirement agreements with certain retired officers. The agreements provide supplemental retirement benefits payable in installments over a period of years upon retirement or death. This agreement provides a stream of future payments in accordance with individually defined vesting schedules upon retirement, termination, or in the event that the participating executive leaves the Company following a change of control event.

The following table sets forth changes in benefit obligation, changes in plan assets, and the funded status of the plan as of and for the years ended December 31, 2025 and December 31, 2024:

(in thousands)	2025	2024
Change in benefit obligation:		
Projected benefit obligation at beginning of year	$ 1,759	$ 1,925
Service cost	—	—
Interest cost	85	87
Actuarial (gain) loss	49	7
Benefits paid	(231)	(260)
Projected benefit obligation at end of year	$ 1,662	$ 1,759
Change in fair value of plan assets:		
Fair value of plan assets at beginning of year	$ —	$ —
Actual return on plan assets	—	—
Contributions by employer	231	260
Benefits paid	(231)	(260)
Fair value of plan assets at end of year	$ —	$ —
Underfunded status	$ 1,662	$ 1,759
Amounts recognized in consolidated balance sheets		
Other liabilities	$ 1,662	$ 1,759

Net periodic benefit cost is comprised of the following for the years ended December 31, 2025 and 2024:

(in thousands)	2025	2024
Interest cost	$ 85	$ 87
Expected return on plan assets	—	—
Amortization of unrecognized actuarial loss	10	10
Contractual termination benefits	(23)	—
Net periodic benefit cost	$ 72	$ 97

Amounts recognized in other comprehensive income for the years ended December 31, 2025 and 2024 included:

(in thousands)	2025	2024
Net actuarial loss	$ 49	$ 8
Amortization of unrecognized actuarial loss	(10)	(10)
Contractual termination benefits	23	—
Total recognized Loss/(gain) in other comprehensive Income	$ 62	$ (2)

Change in plan assets and benefit obligations recognized in accumulated other comprehensive income in 2025 and 2024 are as follows:

(in thousands)	2025	2024
Accumulated other comprehensive loss at beginning of the year (pre-tax)	$ 229	$ 231
Actuarial loss	49	8
Amortization of actuarial loss	(10)	(10)
Contractual termination benefits	23	—
Total recognized loss/(gain) in other comprehensive Income	$ 62	$ (2)
Accumulated other comprehensive loss at end of year (pre-tax)	$ 291	$ 229

The after tax components of accumulated other comprehensive income/(loss), which have not yet been recognized in net periodic benefit cost, related to the non-qualified supplemental executive retirement agreements are a net loss of $208 thousand. The amount expected to be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $8 thousand.

The principal actuarial assumptions used at December 31, 2025 and December 31, 2024 were as follows:

	2025	2024	2023
Discount rate beginning of year	5.15 %	4.72 %	4.92 %
Discount rate end of year	4.44	5.15	4.72

The discount rate used in the measurement of the non-qualified supplemental executive retirement plan obligation is determined by comparing the expected future retirement payment cash flows to the FTSE Above Median Pension liability as of the measurement date.

We expect to contribute the following amounts to fund benefit payments under the supplemental executive retirement plans:

(in thousands)	Payments
2026	$ 221
2027	221
2028	221
2029	221
2030	221
2031-2036	922
Total	$ 2,027

401(k) Plan

We maintain a Section 401(k) savings plan for substantially all of its employees. Employees are eligible to participate in the 401(k) Plan on the first day of any quarter following their date of hire and attainment of age 21½. Under the plan, we make a matching contribution of a portion of the amount contributed by each participating employee, up to a percentage of the employee's annual salary. The plan allows for supplementary profit sharing contributions by Bar Harbor, at its discretion, for the benefit of participating employees. The total expense for this plan in 2025 was $1.3 million and $1.2 million in 2024 and 2023 respectively.

Other Plans

As a result of the acquisition of a business combination in 2017, we assumed salary continuation agreements for supplemental retirement income with certain prior executives and senior officers along with an executive indexed supplemental retirement plan for one prior executive. The discount rate used in the measurement of the other plan obligations is the effective annual rate on the plans. The total liability for these agreements included in other liabilities was $5.9 million at December 31, 2025 and $5.8 million at December 31, 2024. Expense recorded in 2025 was $503 thousand compared to expense recorded in 2024 was $90 thousand and expense in 2023 was $255 thousand.

We also assumed split-dollar life insurance agreements from the 2017 and 2025 business combination with an accrued liability of $1.3 million at December 31, 2025 and $674 thousand at December 31, 2024. We recorded income for the split-dollar life insurance agreements of $52 thousand in 2025 and expense of $32 thousand in 2024 and expense of $30 thousand in 2023.

NOTE 10.   INCOME TAXES

Pretax income shown from continuing operations for the year ended December 31, 2025 is as follows:

(in thousands)	2025
Domestic	$ 45,935
Total pretax income from continuing operations	$ 45,935

The Company did not have any income tax expense (benefit) in foreign jurisdictions for the years ended December 31, 2025, 2024, and 2023.

The following table summarizes the current and deferred components of income tax expense (benefit) for each of the years ended December 31, 2025, 2024 and 2023:

(in thousands)	2025
Current Expense:	
Federal	$ 7,395
State and city	1,685
Total current tax expense	9,080
Deferred tax (benefit) expense:	
Federal	(278)
State and city	214
Total income tax expense	$ 9,016

(in thousands)	2024	2023
Current:		
Federal tax expense	$ 7,688	$ 10,704
State tax expense	1,748	2,247
Total current tax expense	9,436	12,951
Deferred tax (benefit) expense	(366)	(686)
Total income tax expense	$ 9,070	$ 12,265

In December 2023, the FASB issued ASU No. 2023-09 – Income Taxes (Topic 740) – Improvements to Income Tax Disclosures, intended to enhance the transparency of income tax disclosures primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 became effective for the Company on January 1, 2025 for annual reporting periods on a prospective basis.

The following table reconciles the expected federal income tax expense (computed by applying the federal statutory tax rate of 21%) to recorded income tax expense for the years ended December 31, 2025, 2024 and 2023:

	2025	
(in thousands, except ratios)	Amount	Rate
U.S. Federal statutory tax rate	$ 9,646	21.00 %
State and local income taxes, net of federal income tax effect [a]	1,500	3.20
Tax credits, net of benefits [b]	(263)	(0.57)
Nontaxable or nondeductible items:		
Tax exempt interest Income	(1,492)	(3.22)
Bank owned life insurance income	(535)	(1.16)
Other	160	0.72
Effective tax rate	$ 9,016	19.64 %

(a) State taxes in New Hampshire and Massachusetts made up the majority (greater than 50 percent) of the tax effect in this category.

(b) Includes tax expense related to proportional amortization of $1.4 million and tax benefit related to flow-through losses of $175 thousand.

(in thousands, except ratios)	2024 Amount	2024 Rate	2023 Amount	2023 Rate
Statutory tax rate	$ 11,049	21.00 %	$ 11,995	21.00 %
Increase (decrease) resulting from:				
State taxes, net of federal benefit	1,287	2.45	1,539	2.69
Tax exempt interest	(1,405)	(2.67)	(1,042)	(1.82)
Federal tax credits	(239)	(0.45)	(471)	(0.82)
Officers' life insurance	(416)	(0.79)	(578)	(1.01)
Gain on disposal of low income housing tax credit investments	—	—	—	—
Stock-based compensation plans	(37)	(0.07)	17	0.03
Other	(1,169)	(2.22)	805	1.40
Effective tax rate	$ 9,070	17.25 %	$ 12,265	21.47 %

The Company did not have any income tax expense (benefit) in foreign jurisdictions for the years ended December 31, 2025, 2024, and 2023.

Income taxes paid were as follows:

(in thousands, except ratios)	2025
Federal	$ 5,000
State and local	
New Hampshire	625
Massachusetts	450
Maine	320
All other states	204
Total	$ 6,599

The net deferred tax asset was $29.9 million at December 31, 2025 and $23.3 million at December 31, 2024.

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 2025 and 2024 are summarized below:

(in thousands)	2025
Deferred Tax Assets:	
Unrealized gain or loss on securities available for sale	$ 10,106
Allowance for credit losses	8,158
Acquired available-for-sale debt securities fair value mark	4,620
Deferred compensation	4,907
Lease liability	2,394
Equity compensation	1,491
Unrealized gain or loss on derivatives	905
Non-accrual interest	887
Contract incentives	860
Deferred loan origination fees, net	543
Acquisition fair value adjustments	7,512
Other	—
Total gross deferred tax assets	42,383
Deferred tax liabilities:	
Acquired deposits and core deposit intangible	3,674
Right of use asset	2,216
Branch acquisition costs and goodwill	2,687
Depreciation	1,910
Mortgage servicing rights	795
Prepaid pension	738
Prepaid expenses	421
Other	16
Total deferred tax liabilities	12,457
Net deferred tax asset	$ 29,926

(in thousands)	2024		
	Assets		Liabilities
Allowance for credit losses	$	6,872	$ —
Deferred compensation		3,941	—
Unrealized gain or loss on securities available for sale		14,557	—
Unrealized gain or loss on derivatives		786	—
Depreciation		—	1,403
Deferred loan origination fees, net		13	—
Non-accrual interest		731	—
Branch acquisition costs and goodwill		—	2,363
Core deposit intangible		—	547
Acquisition fair value adjustments		260	—
Prepaid expenses		—	287
Mortgage servicing rights		—	738
Equity compensation		1,269	—
Prepaid pension		—	673
Contract incentives		391	—
Right of use asset		—	2,053
Lease liability		2,209	—
Other		365	—
Total	$	31,394	$ 8,064

The Company has determined that a valuation allowance is not required for its net deferred tax asset since it is more likely than not that this asset is realizable principally through future taxable income and future reversal of existing temporary differences.

GAAP requires the measurement of unrecorded tax benefits related to uncertain tax positions. An unrecorded tax benefit is the difference between the tax benefit of a position taken, or expected to be taken on a tax return and the benefit recorded for accounting purposes. At December 31, 2025 and 2024, we had no unrecorded tax benefits and do not expect our position to significantly change within the next 12 months.

We are subject to income tax in the U.S. federal jurisdiction and also in the states of Maine, New Hampshire, Massachusetts and various other states. We are no longer subject to examination by taxing authorities for years before 2022.

In July 2025, the One Big Beautiful Bill Act was signed into law, which included a broad range of tax reform provisions affecting businesses, including extending and modifying certain key provisions from the Tax Cuts and Jobs Act of 2017 and expanding certain incentives from the Inflation Reduction Act of 2022 while accelerating the phase-out of others. The tax provisions of the One Big Beautiful Bill Act did not have a material impact on our overall tax position.

NOTE 11. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

We use derivative instruments to minimize fluctuations in earnings and cash flows caused by interest rate volatility. Our interest rate risk management strategy involves modifying the re-pricing characteristics of certain assets or liabilities so the changes in interest rates do not have a significant effect on net interest income. Thus, all of our derivative contracts are considered to be interest rate contracts.

We recognize our derivative instruments on the Consolidated Balance Sheets at fair value. On the date the derivative instrument is entered into, we designate whether the derivative is part of a hedging relationship (i.e., cash flow or fair value hedge). We formally document relationships between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking hedge transactions. We also assess, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting the changes in cash flows or fair values of hedged items. Changes in fair value of derivative instruments that are highly effective and qualify as cash flow hedges are recorded in other comprehensive income or loss.

We offer derivative products in the form of interest rate swaps, to commercial loan customers to facilitate their risk management strategies. These instruments are executed through Master Netting Arrangements ("MNA") with financial institution counterparties or Risk Participation Agreements ("RPA") with commercial bank counterparties, for which we assume a pro rata share of the credit exposure associated with a borrower's performance related to the derivative contract with the counterparty.

Information about derivative assets and liabilities at December 31, 2025 and December 31, 2024, follows:

	December 31, 2025			
	Notional Amount (in thousands)	Weighted Average Maturity (in years)	Fair Value Asset (Liability) (in thousands)	Location Fair Value Asset (Liability)
Cash flow hedges:				
Interest rate swap on wholesale funding	$ —	—	$ —	Other assets
Interest rate swap on variable rate loans	50,000	0.2	(336)	Other liabilities
Total cash flow hedges	50,000		(336)	
Fair value hedges:				
Interest rate swap on securities	37,190	3.6	2,374	Other assets
Total fair value hedges	37,190		2,374	
Economic hedges:				
Forward sale commitments	5,248	—	(14)	Other liabilities
Customer Loan Swaps-MNA Counterparty	358,846	4.8	(4,264)	Other liabilities
Customer Loan Swaps-RPA Counterparty	195,546	4.5	(2,070)	Other liabilities
Customer Loan Swaps-Customer	554,392	4.7	6,334	Other assets
Total economic hedges	1,114,032		(14)	
Non-hedging derivatives:				
Interest rate lock commitments	2,698	0.1	98	Other assets
Total non-hedging derivatives	2,698		98	
Total	$ 1,203,920		$ 2,122	

	December 31, 2024			
	Notional Amount (in thousands)	**Weighted Average Maturity (in years)**	**Fair Value Asset (Liability) (in thousands)**	**Location Fair Value Asset (Liability)**
Cash flow hedges:				
Interest rate swap on wholesale funding	$ 25,000	0.3	$ 261	Other assets
Interest rate swap on variable rate loans	50,000	1.2	(2,036)	Other liabilities
Total cash flow hedges	75,000		(1,775)	
Fair value hedges:				
Interest rate swap on securities	37,190	4.6	3,969	Other assets
Total fair value hedges	37,190		3,969	
Economic hedges:				
Forward sale commitments	4,786	—	13	Other assets
Customer Loan Swaps-MNA Counterparty	240,031	4.3	(14,243)	Other liabilities
Customer Loan Swaps-RPA Counterparty	162,302	5.2	(286)	Other liabilities
Customer Loan Swaps-Customer	402,333	4.7	14,529	Other assets
Total economic hedges	809,452		13	
Non-hedging derivatives:				
Interest rate lock commitments	3,760	0.1	85	Other assets
Total non-hedging derivatives	3,760		85	
Total	$ 925,402		$ 2,292	

As of December 31, 2025, and 2024, the following amounts were recorded on the balance sheet related to cumulative basis adjustments for fair value hedges:

	Location of Hedged Item on Balance Sheet	**Carrying Amount of Hedged Assets**	**Cumulative Amount of Fair Value Hedging Adjustment in Carrying Amount**
December 31, 2025			
Interest rate swap on securities	Securities available for sale	$ 31,366	$ (5,824)
December 31, 2024			
Interest rate swap on securities	Securities available for sale	$ 31,627	$ (5,563)

Information about derivative assets and liabilities for December 31, 2025, 2024 and 2023 follows:

	Year Ended December 31, 2025				
(in thousands)	Amount of Gain (Loss) Recognized in Other Comprehensive Income	Location of Gain (Loss) Reclassified from Other Comprehensive Income	Amount of Gain (Loss) Reclassified from Other Comprehensive Income	Location of Gain (Loss) Recognized in Income	Amount of Gain (Loss) Recognized in Income
Cash flow hedges:					
Interest rate swap on wholesale funding	$ (200)	Interest expense	$ —	Interest expense	$ 269
Interest rate swap on variable rate loans	1,306	Interest income	—	Interest income	(1,803)
Total cash flow hedges	1,106		—		(1,534)
Fair value hedges:					
Interest rate swap on securities	(1,405)	Interest income	—	Interest income	1,083
Total fair value hedges	(1,405)		—		1,083
Economic hedges:					
Forward commitments	—	Other income	—	Mortgage banking income	(27)
Total economic hedges	—		—		(27)
Non-hedging derivatives:					
Interest rate lock commitments	—	Other income	—	Mortgage banking income	13
Total non-hedging derivatives	—		—		13
Total	$ (299)		$ —		$ (465)

(1) As of December 31, 2025, we do not expect any gains or losses from accumulated other comprehensive income into earnings within the next 12 months.

(in thousands)	Year Ended December 31, 2024					
	Amount of Gain (Loss) Recognized in Other Comprehensive Income	Location of Gain (Loss) Reclassified from Other Comprehensive Income	Amount of Gain (Loss) Reclassified from Other Comprehensive Income	Location of Gain (Loss) Recognized in Income	Amount of Gain (Loss) Recognized in Income	
Cash flow hedges:						
Interest rate swap on wholesale funding	$ (1,941)	Interest expense	$ —	Interest expense	$ 3,020	
Interest rate swap on variable rate loans	1,082	Interest income	—	Interest income	(2,269)	
Total cash flow hedges	(859)		—		751	
Fair value hedges:						
Interest rate swap on securities	(713)	Interest income	—	Interest income	1,429	
Total economic hedges	(713)		—		1,429	
Economic hedges:						
Forward commitments	—	Other income	—	Mortgage banking income	33	
Total economic hedges	—		—		33	
Non-hedging derivatives:						
Interest rate lock commitments	—	Other income	—	Mortgage banking income	22	
Total non-hedging derivatives	—		—		22	
Total	$ (1,572)		$ —		$ 2,235	

(in thousands)	Year Ended December 31, 2023					
	Amount of Gain (Loss) Recognized in Other Comprehensive Income	Location of Gain (Loss) Reclassified from Other Comprehensive Income	Amount of Gain (Loss) Reclassified from Other Comprehensive Income	Location of Gain (Loss) Recognized in Income	Amount of Gain (Loss) Recognized in Income	
Cash flow hedges:						
Interest rate swap on wholesale funding	$ (1,687)	Interest expense	$ —	Interest expense	$ 3,062	
Interest rate swap on variable rate loans	1,157	Interest income	—	Interest income	(2,167)	
Total cash flow hedges	(530)		—		895	
Fair value hedges:						
Interest rate swap on securities	1,314	Interest income	—	Interest income	1,359	
Total economic hedges	1,314		—		1,359	
Economic hedges:						
Forward commitments	—	Other income	—	Mortgage banking income	(20)	
Total economic hedges	—		—		(20)	
Non-hedging derivatives:						
Interest rate lock commitments	—	Other income	—	Mortgage banking income	(20)	
Total non-hedging derivatives	—		—		(20)	
Total	$ 784		$ —		$ 2,214	

The effect of cash flow hedging and fair value accounting on the consolidated statements of income for the years ended December 31, 2025, 2024 and 2023 is as follows:

| | Year Ended December 31, 2025 | | | | |
| | Interest and Dividend Income | | Interest Expense | | |
(in thousands)	Loans	Securities and other	Deposits	Borrowings	Non-interest Income
Income and expense line items presented in the consolidated statements of income	$ 183,120	$ 23,439	$ 63,525	$ 11,516	$ 34,456
The effects of cash flow and fair value hedging:					
Gain (loss) on cash flow hedges:					
Interest rate swap on wholesale funding	—	—	—	269	—
Interest rate swap on variable rate loans	(1,803)	—	—	—	—
Gain (loss) on fair value hedges:					
Interest rate swap on securities	—	1,083	—	—	—

| | Year Ended December 31, 2024 | | | | |
| | Interest and Dividend Income | | Interest Expense | | |
(in thousands)	Loans	Securities and other	Deposits	Borrowings	Non-interest Income
Income and expense line items presented in the consolidated statements of income	$ 163,846	$ 24,878	$ 61,696	$ 13,189	$ 36,888
The effects of cash flow and fair value hedging:					
Gain (loss) on cash flow hedges:					
Interest rate swap on wholesale funding	—	—	—	3,020	—
Interest rate swap on variable rate loans	(2,269)	—	—	—	—
Gain (loss) on fair value hedges:					
Interest rate swap on securities	—	1,429	—	—	—

| | Year Ended December 31, 2023 | | | | |
| | Interest and Dividend Income | | Interest Expense | | |
(in thousands)	Loans	Securities and other	Deposits	Borrowings	Non-interest Income
Income and expense line items presented in the consolidated statements of income	$ 149,420	$ 24,762	$ 38,232	$ 18,275	$ 35,829
The effects of cash flow and fair value hedging:					
Gain (loss) on cash flow hedges:					
Interest rate swap on wholesale funding	—	—	—	3,062	—
Interest rate swap on variable rate loans	(2,167)	—	—	—	—
Gain (loss) on fair value hedges:					
Interest rate swap on securities	—	1,359	—	—	—

The effect of economic hedges and derivatives not designated as hedging instruments on the consolidated statements of income for the years ended December 31, 2025, 2024 and 2023 is as follows:

(In thousands)	Location of Gain (Loss) Recognized in Non-interest Income	Year Ended December 31,		
		2025	2024	2023
Economic hedges:				
Forward commitments	Mortgage banking income	$ (27)	$ 33	$ (20)
Non-hedging derivatives:				
Interest rate lock commitments	Mortgage banking income	13	22	(20)

Cash flow hedges

Interest rate swaps on wholesale funding
As of December 31, 2025, we have no remaining interest rate swaps on wholesale borrowings. The agreement we entered into in April 2020 matured effective April 2025.

Interest rate swap on variable rate loans
We have an interest rate swap that effectively fixes our interest rate on $50 million at the daily SOFR rate plus 11 basis points of based loan assets at 0.806% plus the credit spread on the loans that reprices on weighted average basis. The instrument is specifically designed to hedge the risk of changes in its cash flows from interest receipts attributable to changes in a contractually specified interest rate, on an amount of our variable rate loan assets equal to $50 million. We designated the swap as a cash flow hedge.

Fair value hedges

Interest rate swap on securities
For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged asset or liability attributable to the hedged risk are recognized in current earnings. We utilize interest rate swaps designated as fair value hedges to mitigate the effect of changing interest rates on the fair values of fixed rate callable securities available-for-sale. The hedging strategy on securities converts the fixed interest rates to SOFR-based variable interest rates. These derivatives are designated as partial term hedges of selected cash flows covering specified periods of time prior to the call dates of the hedged securities. During 2019, we entered into eight swap transactions with a notional amount of $37.2 million designated as fair value hedges. These derivatives are intended to protect against the effects of changing interest rates on the fair values of fixed rate securities. The fixed rates on the transactions have a weighted average rate of 1.696%.

Economic hedges

Forward sale commitments
We utilize forward sale commitments on residential mortgage loans to hedge interest rate risk and the associated effects on the fair value of interest rate lock commitments and loans originated for sale. The forward sale commitments are accounted for as derivatives. We typically use a combination of best efforts and mandatory delivery contracts. The contracts are loan sale agreements where we commit to deliver a certain principal amount of mortgage loans to an investor at a specified price on or before a specified date. Generally, we enter into contracts just prior to the loan closing with a customer.

Customer loan derivatives
We enter into customer loan derivatives to facilitate the risk management strategies for commercial banking customers. We mitigate this risk by entering into equal and offsetting loan swap agreements with highly rated third-party financial institutions. The loan swap agreements are free standing derivatives and are recorded at fair value in our Consolidated Balance Sheets. We are party to master netting arrangements with our financial institutional counterparties; however, we do not offset assets and liabilities under these arrangements for financial statement presentation purposes.

The MNA's provide for a single net settlement of all loan swap agreements, as well as collateral or cash funds, in the event of default on, or termination of, any one contract. Collateral is provided by cash or securities received or posted by the counterparty with net liability positions, respectively, in accordance with contract thresholds.

The below table describes the potential effect of master netting arrangements on the Consolidated Balance Sheets and the financial collateral pledged for these arrangements:

| (in thousands) | Gross Amounts Offset in the Consolidated Balance Sheet | | | |
	Derivative Liabilities	Derivative Assets	Cash Collateral Pledged	Net Amount
As of December 31, 2025				
Customer Loan Derivatives:				
MNA counterparty	$ (4,264)	$ 4,264	$ —	$ —
RPA counterparty	(2,070)	2,070	—	—
Total	$ (6,334)	$ 6,334	$ —	$ —

Non-hedging derivatives

Interest rate lock commitments
We enter into interest rate lock commitments ("IRLCs") for residential mortgage loans, which commit us to lend funds to a potential borrower at a specific interest rate and within a specified period of time. IRLCs relate to the origination of residential mortgage loans that are held for sale and are considered derivative financial instruments under applicable accounting guidance. Outstanding IRLCs expose us to the risk that the price of the mortgage loans underlying the commitments may decline due to increases in mortgage interest rates from inception of the rate lock to the funding of the loan. The IRLCs are free standing derivatives, which are carried at fair value with changes recorded in non-interest income in our Consolidated Statements of Income. Changes in the fair value of IRLCs subsequent to inception are based on (i) changes in the fair value of the underlying loan resulting from the fulfillment of the commitment and (ii) changes in the probability when the loan will fund within the terms of the commitment, which is affected primarily by changes in interest rates and the passage of time.

NOTE 12.   OTHER COMMITMENTS, CONTINGENCIES, AND OFF-BALANCE SHEET ACTIVITIES

Customer Obligations
We are a party to financial instruments in the normal course of business to meet financing needs of our customers. These financial instruments include commitments to extend credit, unused or unadvanced loan funds, and letters of credit. We use the same lending policies and procedures to make such commitments as we use for other lending products. Customer's creditworthiness is evaluated on a case-by-case basis.

Commitments to originate loans, including unused or unadvanced loan funds, are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require customer payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Standby letters of credit generally become payable upon the failure of the customer to perform according to the terms of the underlying contract with the third party, while commercial letters of credit are issued specifically to facilitate commerce and typically result in the commitment being drawn on when the underlying transaction is consummated between the customer and a third party. The contractual amount of these letters of credit represents the maximum potential future payments guaranteed by us. Typically these letters of credit expire if unused; therefore the total amounts do not necessarily represent future cash requirements.

The following table summarizes the contractual amounts of commitments and contingent liabilities to customers as of December 31, 2025 and December 31, 2024:

(in thousands)	2025	2024
Commitments to originate new loans	$ 106,856	$ 50,889
Unused funds on commercial and other lines of credit	303,531	283,967
Unadvanced funds on home equity lines of credit	126,548	115,406
Unadvanced funds on construction and real estate loans	248,390	230,451
Commercial and standby letters of credit	2,748	2,683
Letters of credit securing municipal deposits	267,750	254,750
Total	$ 1,055,823	$ 938,146

Legal Claims

Various legal claims arise from time to time in the normal course of business. As of December 31, 2025, neither the Company nor its subsidiaries were involved in any pending legal proceedings believed by management to be material to our financial condition or results of operations. Periodically, there have been various claims and lawsuits involving the Company, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans, and other issues incident in the normal course of our business. However, neither the Company nor its subsidiaries are a party to any pending legal proceedings that it believes, either individually or in the aggregate, would have a material adverse effect on our financial condition or operations. Additionally, future, probable losses cannot be estimated as of December 31, 2025.

NOTE 13.   SHAREHOLDERS' EQUITY AND EARNINGS PER COMMON SHARE

The Company and the Bank are subject to various regulatory capital requirements administered by the Federal Reserve and the FDIC. Failure to meet minimum capital requirements can result in mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's Consolidated Financial Statements.

Under the capital rules, risk-based capital ratios are calculated by dividing Tier 1, common equity Tier 1, and total risk-based capital, respectively, by risk-weighted assets. Assets and off-balance sheet credit equivalents are assigned to one of several risk-weight categories, based primarily on relative risk. The rules require banks and bank holding companies to maintain a minimum common equity Tier 1 capital ratio of 4.5%, a minimum Tier 1 capital ratio of 6.0% and a total capital ratio of 8.0%. In addition, a Tier 1 leverage ratio of 4.0% is required. Additionally, the capital rules require a bank holding company to maintain a capital conservation buffer of common equity Tier 1 capital in an amount above the minimum risk-based capital requirements equal to 2.5% of total risk weighted assets, or face restrictions on the ability to pay dividends, pay discretionary bonuses, and to engage in share repurchases.

Under the FDIC's prompt corrective action rules, an insured state nonmember bank is considered "well capitalized" if its capital ratios meet or exceed the ratios as set forth in the following table and is not subject to any written agreement, order, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. The Bank must meet well capitalized requirements under prompt corrective action provisions. Prompt corrective action provisions are not applicable to bank holding companies.

A bank holding company is considered "well capitalized" if the bank holding company (i) has a total risk-based capital ratio of at least 10.0%, (ii) has a Tier 1 risk-based capital ratio of at least 6.0%, and (iii) is not subject to any written agreement order, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure.

As of December 31, 2025, both the Company and the Bank maintained capital levels in excess of all applicable regulatory requirements. In addition, the Bank's regulatory capital ratios exceeded the minimum thresholds required to be considered well capitalized under applicable banking regulations. The actual and required capital ratios at December 31, 2025 and December 31, 2024 are set forth as follows:

(in thousands, except ratios)	December 31, 2025 Actual Amount	Ratio	Minimum Required for Capital Adequacy purposes Amount	Ratio	Minimum Required to be Well Capitalized Amount	Ratio
Company (consolidated)						
Total capital to risk-weighted assets	$ 491,619	13.18 %	$ 298,331	8.00 %	$ N/A	N/A %
Common equity Tier 1 capital to risk-weighted assets	409,725	10.99	167,812	4.50	N/A	N/A
Tier 1 capital to risk-weighted assets	430,354	11.54	223,752	6.00	N/A	N/A
Tier 1 capital to average assets (leverage ratio)	430,354	9.45	182,147	4.00	N/A	N/A
Bank						
Total capital to risk-weighted assets	$ 486,568	13.08 %	$ 297,675	8.00 %	$ 372,093	10.00 %
Common equity Tier 1 capital to risk-weighted assets	450,294	12.10	167,443	4.50	241,861	6.50
Tier 1 capital to risk-weighted assets	450,294	12.10	223,257	6.00	297,676	8.00
Tier 1 capital to average assets (leverage ratio)	450,294	9.90	181,970	4.00	227,463	5.00

(in thousands, except ratios)	December 31, 2024 Actual Amount	Ratio	Minimum Required for Capital Adequacy purposes Amount	Ratio	Minimum Required to be Well Capitalized Amount	Ratio
Company (consolidated)						
Total capital to risk-weighted assets	$ 454,960	13.47 %	$ 270,206	8.00 %	$ N/A	N/A %
Common equity Tier 1 capital to risk-weighted assets	386,548	11.45	151,918	4.50	N/A	N/A
Tier 1 capital to risk-weighted assets	407,168	12.06	202,571	6.00	N/A	N/A
Tier 1 capital to average assets (leverage ratio)	407,168	10.30	158,123	4.00	N/A	N/A
Bank						
Total capital to risk-weighted assets	$ 452,823	13.44 %	$ 269,538	8.00 %	$ 336,922	10.00 %
Common equity Tier 1 capital to risk-weighted assets	421,031	12.50	151,571	4.50	218,936	6.50
Tier 1 capital to risk-weighted assets	421,031	12.50	202,095	6.00	269,460	8.00
Tier 1 capital to average assets (leverage ratio)	421,031	10.66	157,985	4.00	197,482	5.00

The minimum requirements above do not include the capital conservation buffer.

Accumulated Other Comprehensive Income
Components of accumulated other comprehensive income at December 31, 2025 and December 31, 2024 are as follows:

(in thousands)	December 31, 2025	December 31, 2024
Accumulated other comprehensive loss, before tax:		
Net unrealized loss on AFS securities, net of reclassifications	$ (41,705)	$ (62,298)
Net unrealized loss on hedging derivatives	(3,785)	(3,368)
Net unrealized loss on post-retirement plans	(1,288)	(1,565)
Income taxes related to items of accumulated other comprehensive loss:		
Net unrealized loss on AFS securities, net of reclassifications	10,107	14,557
Net unrealized loss on hedging derivatives	904	786
Net unrealized loss on post-retirement plans	358	352
Accumulated other comprehensive loss	$ (35,409)	$ (51,536)

The following table presents the components of other comprehensive income in 2025, 2024 and 2023:

(in thousands)	Before Tax	Tax Effect	Net of Tax
Year Ended December 31, 2025			
Net unrealized gain (loss) on AFS securities:			
Net unrealized gain (loss) arising during the period	$ 17,206	$ (3,615)	$ 13,591
Less: reclassification adjustment for gains (losses) realized in net income	(3,387)	835	(2,552)
Net unrealized gain (loss) on AFS securities	20,593	(4,450)	16,143
Net unrealized gain (loss) on hedging derivatives:			
Net unrealized gain (loss) arising during the period	(417)	118	(299)
Less: reclassification adjustment for gains (losses) realized in net income	—	—	—
Net unrealized gain (loss) on hedging derivatives	(417)	118	(299)
Net unrealized gain (loss) on post-retirement plans:			
Net unrealized gain (loss) arising during the period	277	6	283
Less: reclassification adjustment for gains (losses) realized in net income	—	—	—
Net unrealized gain (loss) on post-retirement plans	277	6	283
Other comprehensive income (loss)	$ 20,453	$ (4,326)	$ 16,127
Year Ended December 31, 2024			
Net unrealized gain (loss) on AFS securities:			
Net unrealized gain (loss) arising during the period	$ 103	$ (157)	$ (54)
Less: reclassification adjustment for gains (losses) realized in net income	50	(12)	38
Net unrealized gain (loss) on AFS securities	53	(145)	(92)
Net unrealized gain (loss) on hedging derivatives:			
Net unrealized gain (loss) arising during the period	(2,046)	474	(1,572)
Less: reclassification adjustment for gains (losses) realized in net income	—	—	—
Net unrealized gain (loss) on hedging derivatives	(2,046)	474	(1,572)
Net unrealized gain (loss) on post-retirement plans:			
Net unrealized gain (loss) arising during the period	(25)	15	(10)
Less: reclassification adjustment for gains (losses) realized in net income	—	—	—
Net unrealized gain (loss) on post-retirement plans	(25)	15	(10)
Other comprehensive income (loss)	$ (2,018)	$ 344	$ (1,674)
Year Ended December 31, 2023			
Net unrealized gain (loss) on AFS securities:			
Net unrealized gain (loss) arising during the period	$ 9,515	$ (1,892)	$ 7,623
Less: reclassification adjustment for gains (losses) realized in net income	34	(8)	26
Net unrealized gain (loss) on AFS securities	9,481	(1,884)	7,597
Net unrealized gain (loss) on hedging derivatives:			
Net unrealized gain (loss) arising during the period	1,011	(227)	784
Less: reclassification adjustment for gains (losses) realized in net income	—	—	—
Net unrealized gain (loss) on hedging derivatives	1,011	(227)	784
Net unrealized gain (loss) on post-retirement plans:			
Net unrealized gain (loss) arising during the period	135	(38)	97
Less: reclassification adjustment for gains (losses) realized in net income	—	—	—
Net unrealized gain (loss) on post-retirement plans	135	(38)	97
Other comprehensive gain (loss)	$ 10,627	$ (2,149)	$ 8,478

The following table presents the changes in each component of accumulated other comprehensive income/(loss) in 2025, 2024 and 2023:

(in thousands)	Net unrealized gain (loss) on AFS Securities	Net unrealized gain (loss) on hedging derivatives	Net unrealized loss on pension plans	Total
Year Ended December 31, 2025				
Balance at beginning of period	$ (47,741)	$ (2,582)	$ (1,213)	$ (51,536)
Other comprehensive gain (loss) before reclassifications	13,591	(299)	283	13,575
Less: amounts reclassified from accumulated other comprehensive income	(2,552)	—	—	(2,552)
Total other comprehensive income (loss)	16,143	(299)	283	16,127
Balance at end of period	$ (31,598)	$ (2,881)	$ (930)	$ (35,409)
Year Ended December 31, 2024				
Balance at beginning of period	$ (47,649)	$ (1,010)	$ (1,203)	$ (49,862)
Other comprehensive gain (loss) before reclassifications	(54)	(1,572)	(10)	(1,636)
Less: amounts reclassified from accumulated other comprehensive income	38	—	—	38
Total other comprehensive income (loss)	(92)	(1,572)	(10)	(1,674)
Balance at end of period	$ (47,741)	$ (2,582)	$ (1,213)	$ (51,536)
Year Ended December 31, 2023				
Balance at beginning of period	$ (55,246)	$ (1,794)	$ (1,300)	$ (58,340)
Other comprehensive gain (loss) before reclassifications	7,623	784	97	8,504
Less: amounts reclassified from accumulated other comprehensive income	26	—	—	26
Total other comprehensive gain (loss)	7,597	784	97	8,478
Balance at end of period	$ (47,649)	$ (1,010)	$ (1,203)	$ (49,862)

The following tables presents the amounts reclassified out of each component of accumulated other comprehensive income (loss) in 2025, 2024 and 2023:

(in thousands)	2025	2024	2023	Affected Line Item where Net Income is Presented
Net realized (losses) gains on AFS securities:				
Before tax	$ (3,387)	$ 50	$ 34	Non-interest income
Tax effect	835	(12)	(8)	Tax expense
Total reclassifications for the period	$ (2,552)	$ 38	$ 26	

Earnings per Share

Earnings per share have been computed based on the following:

(in thousands, except per share and share data)		2025		2024		2023
Net income	$	36,919	$	43,544	$	44,852
Average number of basic common shares outstanding[1]		15,892,423		15,240,446		15,142,188
Plus: dilutive effect of stock options and awards outstanding		62,880		70,275		53,048
Average number of diluted common shares outstanding[2]		15,955,303		15,310,721		15,195,236
Earnings per share:						
Basic	$	2.32	$	2.86	$	2.96
Diluted	$	2.31	$	2.84	$	2.95

(1) The Company issued 1,350,464 shares of common stock in consideration for the acquisition of Guaranty. Refer to Note 2 of the consolidated financial statements for further details.

(2) Average diluted shares outstanding are computed using the treasury stock method.

As of December 31, 2025 there no anti-dilutive shares.

NOTE 14.   STOCK-BASED COMPENSATION PLANS

We have several stock-based compensation plans that allow for grants of restricted stock, restricted shares, performance share units, performance shares and restricted stock units to our employees and non-employee directors. Our stock-based compensation plans are administered by the Compensation Committee of the Board of Directors. For the years ended December 31, 2025, 2024 and 2023, all common stock issuances in connection with stock-based compensation arrangements were issued from unissued shares. As of December 31, 2025, total shares authorized under the stock-based compensation 2019 plan for employees and directors were 500,000 shares, of which 102,536 shares were available for future grants.

Compensation expense recognized in connection with the stock-based compensation plans are presented in the following table for the years ended December 31, 2025, 2024, and 2023:

(in thousands)		2025		2024		2023
Stock options	$	—	$	—	$	—
Restricted stock awards		1,022		976		868
Performance stock units		841		1,145		857
Restricted stock units		1,218		1,047		800
Total compensation expense	$	3,081	$	3,168	$	2,525

Tax benefits recognized from stock-based compensation plans for the years ended December 31, 2025, 2024, and 2023 are, as follows:

(in thousands)		2025		2024		2023
Stock options[1]	$	23	$	60	$	17
Restricted stock awards		20		215		201
Performance stock units		16		285		204
Restricted stock units		23		236		193
Total compensation expense	$	82	$	796	$	615

[1] We do not receive a tax benefit on this plan until disqualifying dispositions are made.

Stock Options

A summary of stock options as of December 31, 2025 and 2024, and changes during the year then ended is presented below:

Stock Options	Number of Stock Options Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2025	10,338	$ 22.15	
Granted	—	—	
Exercised	(10,327)	22.16	
Forfeited	—	—	
Expired	(11)	12.22	
Outstanding at December 31, 2025	—	$ —	$ —
Ending vested and expected to vest December 31, 2025	—	$ —	$ —
Exercisable at December 31, 2025	—	—	—

Stock Options	Number of Stock Options Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2024	35,838	$ 22.08	
Granted	—	—	
Exercised	(25,500)	22.05	
Forfeited	—	—	
Expired	—	—	
Outstanding at December 31, 2024	10,338	$ 22.15	$ 87
Ending vested and expected to vest December 31, 2024	10,338	$ 22.15	$ 87
Exercisable at December 31, 2024	10,338	22.15	87

All outstanding options were fully vested with no unrecognized compensation cost as of December 31, 2021. The intrinsic value of the options exercised for the years ended December 31, 2025, 2024, and 2023, was approximately $95 thousand, $257 thousand and $74 thousand, respectively.

Restricted Stock Awards

Restricted stock awards ("RSAs") are granted to certain directors and executive officers and vest immediately. A summary of RSAs as of December 31, 2025 and 2024, and changes during the year then ended is presented below:

Restricted Stock Awards	Number of Restricted Stock Awards Outstanding	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2025	51,550	$ 27.12
Awarded	34,158	31.90
Vested	(37,204)	28.46
Forfeited	(4,908)	28.89
Outstanding at December 31, 2025	43,596	$ 29.52

Restricted Stock Awards	Number of Restricted Stock Awards Outstanding	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2024	41,174	$ 29.78
Awarded	36,783	27.70
Vested	(26,407)	32.07
Forfeited	—	—
Outstanding at December 31, 2024	51,550	$ 27.12

Unrecognized expense for non-vested RSAs totaled $551 thousand as of December 31, 2025, which is expected to be recognized over the weighted average remaining contractual maturity term of 1.8 years.

Performance Stock Units

We have a long-term incentive plan where performance unit awards ("PSUs") are granted to certain executive officers providing the opportunity to earn shares of common stock of the Company based on our performance compared to peers. Participants in the plan were collectively granted PSUs ranging from zero to 42,504 in 2025 and from zero to 47,028 in 2024. The PSUs granted will vest only if the performance measures are achieved over a three year performance period. Failure to achieve the performance measures will result in all or a portion of shares being forfeited. On the grant dates in 2025 and 2024, PSUs had a weighted average fair value per share of $33.38 and $24.54, respectively. Expense is recognized over the performance period and is adjusted for changes in probability of the Company achieving profitability metrics.

The following table summarizes PSUs at target as of December 31, 2025 and 2024:

Performance Stock Units	Number of Performance Stock Units Outstanding	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2025	89,383	$ 27.79
Awarded	30,468	33.38
Vested and exercised	(33,983)	28.49
Forfeited	(6,554)	28.98
Nonvested at December 31, 2025	79,314	$ 29.15

Performance Stock Units	Number of Performance Stock Units Outstanding	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2024	84,915	$ 27.53
Awarded	32,151	24.54
Vested and exercised	(27,681)	23.16
Forfeited	(2)	22.51
Nonvested at December 31, 2024	89,383	$ 27.79

Unrecognized expense for non-vested PSUs totaled $1.9 million as of December 31, 2025, which is expected to be recognized over the weighted average remaining contractual maturity term of 1.8 years. PSUs do not carry an exercise price and therefore have no intrinsic value as of December 31, 2025.

Restricted Stock Units

During 2025 and 2024, restricted stock units ("RSUs") were granted to certain executive officers and senior vice presidents. Awards to executives vest annually over 3 years while awards to senior vice presidents cliff vest at the end of three years. The RSUs granted were valued at $29.89 for 2025 and were valued between $25.67 and $35.86 for 2024 the fair value at the date of grant and are expensed over three years.

The following table summarizes RSUs activity in 2025 and 2024:

	Number of Restricted Stock Units Outstanding	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2025	101,008	$ 29.14
Granted	43,731	29.89
Vested and exercised	(31,056)	28.57
Forfeited	—	—
Outstanding at December 31, 2025	113,683	$ 29.59

	Number of Restricted Stock Units Outstanding	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2024	102,695	$ 27.07
Granted	36,428	32.52
Vested and exercised	(31,331)	26.58
Forfeited	(6,784)	22.77
Outstanding at December 31, 2024	101,008	$ 29.14

RSUs include cash-based restricted stock units ("CRSUs"), total CRSUs vested and exercised during 2025 and 2024 were 31,056 and 36,428 shares, respectively. Unrecognized expense for non-vested RSUs totaled $1.6 million as of December 31, 2025, which is expected to be recognized over the weighted average remaining contractual maturity term of 2.0 years. The liability for cash settled awards is included in other liabilities on the Consolidated Balance Sheets.

Employee Stock Purchase Plan
We maintain an employee stock purchase plan ("ESPP") under which employees, through payroll deductions, are able to purchase shares of Company's common stock. The purchase price is 92% of the lower of the market price on the first or last day of the offering period. The maximum number of shares issuable during any offering period is 200,000 shares; however, as of December 31, 2025, December 31, 2024 and December 31, 2023, there were 178,363, 175,950 and 177,415 shares available for issuance under the ESPP, respectively. Participants may not purchase more than 400 shares during any offering period and, in any event, no more than $25 thousand worth of common stock in any calendar year. The ESPP has been determined to be non-compensatory in nature. As a result, we expect that expenses related to the ESPP will not be material. During the years ended December 31, 2025, 2024 and 2023, there were 21,637, 24,050, and 22,585 shares of common stock issued under the ESPP, respectively.

NOTE 15.   FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2025 and December 31, 2024, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

| (in thousands) | December 31, 2025 | | | |
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Available-for-sale debt securities:				
Obligations of US Government-sponsored enterprises	$ —	$ 1,102	$ —	$ 1,102
Mortgage-backed securities:				
US Government-sponsored enterprises	—	249,542	—	249,542
US Government agency	—	153,900	—	153,900
Private label	—	10,999	—	10,999
Obligations of states and political subdivisions thereof	—	104,539	—	104,539
Corporate bonds	—	75,139	2,203	77,342
Loans held for sale	—	5,283	—	5,283
Derivative assets	—	8,708	98	8,806
Derivative liabilities	—	(6,670)	(14)	(6,684)

| (in thousands) | December 31, 2024 | | | |
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Available-for-sale debt securities:				
Obligations of US Government-sponsored enterprises	$ —	$ 1,318	$ —	$ 1,318
Mortgage-backed securities:				
US Government-sponsored enterprises	—	177,316	—	177,316
US Government agency	—	103,916	—	103,916
Private label	—	39,564	—	39,564
Obligations of states and political subdivisions thereof	—	105,452	—	105,452
Corporate bonds	—	93,452	—	93,452
Loans held for sale	—	1,235	—	1,235
Derivative assets	—	18,759	98	18,857
Derivative liabilities	—	(16,565)	—	(16,565)

Available-for-sale Debt Securities: All securities and major categories of securities classified as available-for-sale are reported at fair value utilizing Level 2 inputs, unless otherwise disclosed. For these securities, we obtain fair value measurements from independent pricing providers. The fair value measurements used by the pricing providers consider observable data that may include dealer quotes, market maker quotes and live trading systems. If quoted prices are not readily available, fair values are determined using matrix pricing models, or other model-based valuation techniques requiring observable inputs other than quoted prices such as market pricing spreads, credit information, callable features, cash flows, the US Treasury yield curve, trade execution data, market consensus prepayment speeds, default rates, and the securities' terms and conditions, among other things. For securities where fair value is calculating using a discounted cash flow model or other market indicators are reported at fair value utilizing Level 3 inputs.

Corporate Bonds

At December 31, 2025, the Company held one corporate bond investment classified as available-for-sale for which the fair value was determined using unobservable inputs, resulting in a Level 3 classification under the fair value hierarchy. During the quarter ended June 30, 2025, management identified a change in the estimated future cash flows associated with this security. As a result, the Company recognized an impairment loss of $4.4 million and charged off an allowance for credit losses of $1.2 million. In the third quarter 2025, the Company wrote down an additional $200 thousand resulting in a fair value of $2.2 million as of December 31, 2025. These losses were recorded in net gain (loss) on available-for-sale debt securities in the consolidated statements of income. At December 31, 2024, the Company held two corporate bond investments classified as available-for-sale for which an allowance for credit losses was recorded for $568 thousand. There were no impairment losses recorded in 2024.

The fair value of the corporate bond was determined using a present value discounted cash flow approach. This method incorporated management's current expectations about the timing and amount of future cash flows, which were adjusted for expected prepayments and credit-related losses. The revised cash flows were then discounted using the bond's original effective interest rate. Unobservable inputs used in the fair value measurement included the discount rate, expected cash flows, and loss severity. The discount rate reflects the original effective yield at the time of purchase, adjusted for changes in market conditions and issuer-specific risk. Expected cash flows were developed based on management's assessment of the issuer's current financial condition, forward-looking performance expectations, and relevant macroeconomic indicators. Loss severity was estimated based on the Company's expectations regarding the potential shortfall in principal and interest in the event of default, taking into account the nature of the issuer's collateral, if any.

Loans Held for Sale: The valuation of our loans held for sale are determined on an individual basis using quoted secondary market prices and are classified as Level 2 measurements.

Derivative Assets and Liabilities

Cash Flow Hedges: The valuation of our cash flow hedges are obtained from a third party. The pricing analysis is based on observable inputs for the contractual terms of the derivatives, including the period to maturity and interest rate curves. The inputs used to value the cash flow hedges are all classified as Level 2 measurements.

Interest Rate Lock Commitments: We enter into IRLCs for residential mortgage loans, which commit us to lend funds to potential borrowers at a specific interest rate and within a specified period of time. The estimated fair value of commitments to originate residential mortgage loans for sale is based on quoted prices for similar loans in active markets. However, this value is adjusted by a factor which considers the likelihood of a loan in a lock position will ultimately close. The closing ratio is derived from internal data and is adjusted using significant management judgment. As such, IRLCs are classified as Level 3 measurements.

Forward Sale Commitments: We utilize forward sale commitments as economic hedges against potential changes in the values of the IRLCs and loans originated for sale. The fair values of mandatory delivery loan sale commitments are determined similarly to the IRLCs using quoted prices in the marketplace that are observable. However, closing ratios included in the calculation are internally generated and are based on management's judgment and prior experience, which are not considered observable factors. As such, mandatory delivery forward commitments are classified as Level 3 measurements.

Customer Loan Derivatives: The valuation of our customer loan derivatives is obtained from a third-party pricing service and is determined using a discounted cash flow analysis on the expected cash flows of each derivative. The pricing analysis is based on observable inputs for the contractual terms of the derivatives, including the period to maturity and interest rate curves. We incorporate credit valuation adjustments to appropriately reflect our nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of the derivative contracts for the effect of nonperformance risk, we have considered the impact of MNA's and any applicable credit enhancements, such as collateral postings.

Although we have determined that the majority of the inputs used to value customer loan derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and counterparties. However, as of December 31, 2025, we assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we determined that the derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The table below presents the changes in Level 3 assets and liabilities that were measured at fair value on a recurring basis in 2025 and 2024.

	Assets (Liabilities)					
(in thousands)	Interest Rate Lock Commitments		Forward Commitments		Corporate Bond	
Year Ended December 31, 2025						
Balance at beginning of period	$	85	$	13	$	—
Transfer into level 3 at the end of the period		—		—		2,403
Realized gain (loss) recognized in non-interest income		13		(27)		(200)
Balance at end of period	$	98	$	(14)	$	2,203
Year Ended December 31, 2024						
Balance at beginning of period	$	63	$	(20)	$	—
Realized gain (loss) recognized in non-interest income		22		33		—
Balance at end of period	$	85	$	13	$	—

Quantitative information about the significant unobservable inputs within Level 3 recurring assets and liabilities is, as follows:

(in thousands, except ratios)	Fair Value December 31, 2025		Valuation Techniques	Unobservable Inputs	Significant Unobservable Input Value	
Assets (Liabilities)						
Interest Rate Lock Commitment	$	98	Pull-through Rate Analysis	Closing Ratio		96 %
			Pricing Model	Origination Costs, per loan	$	1.7
			Discount Cash Flows	Mortgage Servicing Asset		1.0 %
Forward Commitments		(14)	Quoted prices for similar loans in active markets	Freddie Mac pricing system		$100.7 to $103.4
Corporate bond		2,203	Discounted Cash Flows	Discount Rate		7.39 %
				Cash Flows		$0 to $2,203
				Loss Severity		65 %
Total	$	2,287				

(in thousands, except ratios)	Fair Value December 31, 2024		Valuation Techniques	Unobservable Inputs	Significant Unobservable Input Value	
Assets (Liabilities)						
Interest Rate Lock Commitment	$	85	Pull-through Rate Analysis	Closing Ratio		93 %
			Pricing Model	Origination Costs, per loan	$	1.7
			Discount Cash Flows	Mortgage Servicing Asset		1.0 %
Forward Commitments		13	Quoted prices for similar loans in active markets	Freddie Mac pricing system		$99 to $102.9
Total	$	98				

At the end of the second quarter 2025 the Company transferred a corporate bond with a fair value of $2.4 million into level 3 due to a change in the fair value technique to using a present value discounted cash flow approach. During the quarter ended September 30, 2025 the Company wrote down an additional $200 thousand resulting in a fair value of $2.2 million. This write down incorporated management's current expectations about the timing and amount of future cash flows, which were adjusted for expected prepayments and credit-related losses. The revised cash flows were then discounted using the bond's original effective interest rate. Unobservable inputs used in the fair value measurement included the discount rate, expected cash flows, and loss severity. There were no level 3 assets and liabilities that were measured at fair value on a recurring basis in 2024.

Non-Recurring Fair Value Measurements

We are required, on a non-recurring basis, to adjust the carrying value or provide valuation allowances for certain assets using fair value measurements in accordance with GAAP. The following is a summary of applicable non-recurring fair value measurements.

(in thousands)	Dec 31, 2025 Level 3 Inputs		Dec 31, 2024 Level 3 Inputs		Year Ended December 31, 2025 Total Gains (Losses)		Fair Value Measurement Date as of December 31, 2025 Level 3 Inputs
Assets							
Individually evaluated loans	$	5,686	$	3,224	$	2,462	December 2025
Capitalized servicing rights		6,832		7,285		(453)	December 2025
Premises held for sale		—		419		(419)	December 2025
Total	$	12,518	$	10,928	$	1,590	

Quantitative information about the significant unobservable inputs within Level 3 non-recurring assets as of December 31, 2025 and December 31, 2024 is as follows:

(in thousands, except ratios)	Fair Value December 31, 2025		Valuation Techniques	Unobservable Inputs	Range (Weighted Average)[(a)]
Assets					
Individually evaluated loans					
Commercial Real Estate Owner Occupied	$	378	Fair value of collateral- appraised value	Loss severity	33% to 60%
				Appraised value	$250 to $975
Commercial Real Estate Non-Owner Occupied		1,985	Fair value of collateral- appraised value	Loss severity	20% to 40%
				Appraised value	$1,700 to $1,775
Commercial and Industrial		2,410	Fair value of collateral- appraised value	Loss severity	5% to 80%
				Appraised value	$212 to $1,112
Residential Real Estate		318	Fair value of collateral- appraised value	Loss severity	20%
				Appraised value	$240
Home Equity		119	Fair value of collateral- appraised value	Loss severity	20%
				Appraised value	$442
Residential Real Estate		476	Discounted cash flow	Discount rate	4.00% to 4.99%
				Cash flows	$476 to $481
Capitalized servicing rights		6,832	Discounted cash flow	Constant prepayment rate	8.97%
				Discount rate	9.62%
Total	$	12,518			

(a) Where dollar amounts are disclosed, the amounts represent the lowest and highest fair value of the respective assets in the population except for adjustments for market/property conditions, which represents the range of adjustments to individuals properties.

(in thousands, except ratios)	Fair Value December 31, 2024		Valuation Techniques	Unobservable Inputs	Range (Weighted Average)[a]
Assets					
Individually evaluated loans					
Commercial Real Estate Owner Occupied	$	686	Fair value of collateral-appraised value	Loss severity	10%
				Appraised value	$1,260
Commercial Real Estate Non-Owner Occupied		184	Fair value of collateral-appraised value	Loss severity	33%
				Appraised value	$550
Commercial and Industrial		691	Fair value of collateral-appraised value	Loss severity	45% to 65%
				Appraised value	$632 to $852
Residential Real Estate		1,172	Fair value of collateral-appraised value	Loss severity	10% to 65%
				Appraised value	$257 to $670
Residential Real Estate		491	Discount cash flow	Discount rate	4.00% to 4.99%
				Cash flows	$497 to $501
Capitalized servicing rights		7,285	Discounted cash flow	Constant prepayment rate	6.52%
				Discount rate	10.06%
Premises held for sale		419	Fair value of asset less selling costs	Appraised value	$440
				Selling Costs	5%
Total	$	10,928			

(a) Where dollar amounts are disclosed, the amounts represent the lowest and highest fair value of the respective assets in the population except for adjustments for market/property conditions, which represents the range of adjustments to individuals properties.

There were no Level 1 or Level 2 non-recurring fair value measurements for the periods ended December 31, 2025 and December 31, 2024.

Individually evaluated loans.

Loans are generally not recorded at fair value on a recurring basis. Periodically, we record non-recurring adjustments to the carrying value of loans based on fair value measurements for partial charge-offs of the uncollectible portions of those loans. Non-recurring adjustments can also include certain impairment amounts for collateral-dependent loans calculated when establishing the ACL. Such amounts are generally based on the fair value of the underlying collateral supporting the loan and, as a result, the carrying value of the loan less the calculated valuation amount does not necessarily represent the fair value of the loan. Real estate collateral is typically valued using appraisals or other indications of value based on recent comparable sales of similar properties or assumptions generally observable in the marketplace. However, the choice of observable data is subject to significant judgment, and there are often adjustments based on judgment in order to make observable data comparable and to consider the impact of time, the condition of properties, interest rates, and other market factors on current values. Additionally, commercial real estate appraisals frequently involve discounting of projected cash flows, which relies inherently on unobservable data. Therefore, non-recurring fair value measurement adjustments relating to real estate collateral have generally been classified as Level 3. Estimates of fair value for other collateral supporting commercial loans are generally based on assumptions not observable in the marketplace and therefore such valuations have been classified as Level 3.

Capitalized loan servicing rights.

A loan servicing right asset represents the amount by which the present value of the estimated future net cash flows to be received from servicing loans exceed adequate compensation for performing the servicing. The fair value of loan servicing rights is estimated using a present value cash flow model. The most important assumptions used in the valuation model are the anticipated rate of the loan prepayments and discount rates. Adjustments are only recorded when the discounted cash flows derived from the valuation model are less than the carrying value of the asset. Although some assumptions in determining fair value are based on standards used by market participants, some are based on unobservable inputs and therefore are classified in Level 3 of the valuation hierarchy.

Other real estate owned or OREO.

OREO results from the foreclosure process on residential or commercial loans issued by the Company. Upon assuming the real estate, we record the property at the fair value of the asset less the estimated sales costs. Thereafter, OREO properties are recorded at the lower of cost or fair value less the estimated sales costs. OREO fair values are primarily determined based on Level 3 data including sales comparables and appraisals. There was no other real estate owned as of December 31, 2025 and 2024.

Premises held for sale.

Assets held for sale, identified as part of our strategic review and branch optimization exercise, were transferred from premises and equipment at the lower of amortized cost or fair value less the estimated sales costs. Assets held for sale fair values are primarily determined based on Level 3 data including sales comparables and appraisals.

Summary of Estimated Fair Values of Financial Instruments

The estimated fair values, and related carrying amounts, of our financial instruments are included in the table below. Certain financial instruments and all non-financial instruments are excluded from disclosure requirements. Accordingly, the aggregate fair value amounts presented herein may not necessarily represent the underlying fair value of the Company.

(in thousands)	December 31, 2025				
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial Assets					
Cash and cash equivalents	$ 80,837	$ 80,837	$ 80,837	$ —	$ —
Available-for-sale debt securities	597,424	597,424	—	595,221	2,203
FHLB stock	11,308	n/a	n/a	n/a	n/a
Loans held for sale	5,283	5,283	—	5,283	—
Net loans	3,571,807	3,505,278	—	—	3,505,278
Accrued interest receivable	15,047	15,047	13	3,496	11,538
Derivative assets	8,806	8,806	—	8,708	98
Financial Liabilities					
Non-maturity deposits	$ 2,908,688	$ 2,740,925	$ —	$ 2,740,925	$ —
Time deposits	912,594	910,213	—	910,213	—
Securities sold under agreements to repurchase	4,801	4,801	—	4,801	—
FHLB advances	212,016	211,988	—	211,756	232
Subordinated borrowings	52,825	49,746	—	49,746	—
Accrued interest payable	6,256	6,256	—	6,256	—
Derivative liabilities	6,684	6,684	—	6,670	14

(in thousands)	December 31, 2024				
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial Assets					
Cash and cash equivalents	$ 72,162	$ 72,162	$ 72,162	$ —	$ —
Available-for-sale debt securities	521,018	521,018	—	521,018	—
FHLB stock	12,237	12,237	—	12,237	—
Loans held for sale	1,235	1,235	—	1,235	—
Net loans	3,147,096	2,999,290	—	—	2,999,290
Accrued interest receivable	3,974	3,974	—	3,974	—
Cash surrender value of bank-owned life insurance policies	81,858	81,858	—	81,858	—
Derivative assets	18,857	18,857	—	18,759	98
Financial Liabilities					
Non-maturity deposits	$ 2,437,414	$ 2,282,389	$ —	$ 2,282,389	$ —
Time deposits	830,274	828,068	—	828,068	—
Securities sold under agreements to repurchase	7,062	7,062	—	7,062	—
FHLB advances	242,919	242,779	—	242,779	—
Subordinated borrowings	40,620	46,070	—	46,070	—
Derivative liabilities	16,565	16,565	—	16,565	—

NOTE 16.   REVENUE FROM CONTRACTS WITH CUSTOMERS

We have accounted for the various non-interest revenue streams and related contracts under ASC 606.

Disaggregation of Revenue

The following tables present disaggregation of our non-interest revenue by major business line and timing of revenue recognition for the transfer of products or services:

	Year Ended December 31,		
(in thousands)	2025	2024	2023
Non-interest income within the scope of ASC 606:			
Trust management fees	$ 14,270	$ 13,846	$ 12,766
Financial services fees	1,796	1,855	1,517
Interchange fees	8,268	7,727	7,845
Customer deposit fees	6,465	6,046	6,280
Other customer service fees	1,234	1,066	1,043
Total non-interest income within the scope of ASC 606	32,033	30,540	29,451
Total non-interest income not within the scope of ASC 606	2,423	6,348	5,622
Total non-interest income	$ 34,456	$ 36,888	$ 35,073

	Year Ended December 31,		
(in thousands)	2025	2024	2023
Timing of Revenue Recognition			
Products and services transferred at a point in time	$ 16,736	$ 15,757	$ 15,751
Products and services transferred over time	15,297	14,783	13,700
Total	$ 32,033	$ 30,540	$ 29,451

Trust Management Fees
The trust management business generates revenue through a range of fiduciary services including trust and estate administration, financial advice, and investment management to individuals, businesses, not-for-profit organizations, and municipalities. These fees are primarily earned over time as we charge our customers on a monthly or quarterly basis in accordance with investment advisory agreements. Fees are generally assessed based on a tiered scale of the accounts market value. Certain fees, such as bill paying fees, distribution fees, real estate sale fees, and supplemental tax service fees, are recorded as revenue at a point in time upon the completion of the service.

Financial Services Fees
Bar Harbor Financial Services is a branch office of Osaic, an independent registered broker dealer offering securities and insurance products not affiliated with the Company or its subsidiaries. We have a revenue sharing agreement with Osaic for any financial service fee income generated. Financial services fees are recognized at a point in time upon the completion of service requirements.

Interchange Fees
We earn interchange fees from transaction fees that merchants pay whenever a customer uses a debit card to make a purchase from their store. The fees are paid to the card-issuing bank to cover handling costs, fraud, bad debt costs and the risk involved in approving the payment. Interchange fees are generally recognized as revenue at a point in time upon the completion of a debit card transaction.

Customer Deposit Fees
The customer deposit business offers a variety of deposit accounts with a range of interest rates, fee schedules and other terms, which are designed to meet the customer's financial needs. Additional depositor-related services provided to customers include ATM, bank-by-phone, internet banking, internet bill pay, mobile banking, and other cash management services which include remote deposit capture, ACH origination, and wire transfers. These customer deposit fees are generally recognized at a point in time upon the completion of the service.

Other Customer Service Fees

We have certain incentive and referral fee arrangements with independent third parties in which fees are earned for new account activity, product sales, or transaction volume generated for the respective third parties. We also earn a percentage of the fees generated from third-party credit card plans promoted through the Bank. Revenue from these incentive and referral fee arrangements is recognized over time using the right to invoice measure of progress.

Contract Balances with Customers

The following table provides information about contract assets or receivables and contract liabilities or deferred revenues from contracts with customers:

(in thousands)	December 31, 2025	December 31, 2024
Balances from contracts with customers only:		
Other Assets	$ 1,541	$ 1,479
Other Liabilities	3,340	1,360

The timing of revenue recognition, billings and cash collections results in contract assets or receivables and contract liabilities or deferred revenue on the Consolidated Balance Sheets. For most customer contracts, fees are deducted directly from customer accounts and, therefore, there is no associated impact on the accounts receivable balance. For certain types of service contracts, we have an unconditional right to consideration under the service contract and an accounts receivable balance is recorded for services completed. When consideration is received, or such consideration is unconditionally due, from a customer prior to transferring goods or services to the customer under the terms of a contract, a contract liability is recorded. Contract liabilities are recognized as revenue after control of the products or services is transferred to the customer and all revenue recognition criteria have been met.

Costs to Obtain and Fulfill a Contract

We currently expense contract costs for processing and administrative fees for debit card transactions. We also expense custody fees and transactional costs associated with securities transactions as well as third party tax preparation fees. We have elected the practical expedient in ASC 340-40-25-4, whereby we recognize the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets we otherwise would have recognized is one year or less.

NOTE 17.   LEASES

A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. Most of our leases are for branches, ATM locations, and office space and have terms extending through 2040. All leases are classified as operating leases, and are recognized on the Consolidated Balance Sheets as a right-of-use ("ROU") asset with a corresponding lease liability.

The following table presents the consolidated statements of condition classification of the ROU assets and lease liabilities:

(in thousands)	Classification	December 31, 2025	December 31, 2024
Lease Right-of-Use Assets			
Operating lease right-of-use assets	Other assets	$ 9,251	$ 8,586
Lease Liabilities			
Operating lease liabilities	Other liabilities	9,990	9,240

The calculated amount of the ROU assets and lease liabilities in the table above are impacted by the length of the lease term and the discount rate used for the present value of the minimum lease payments. The lease agreements often include one or more options to renew at our discretion. If at lease inception, we consider the exercising of a renewal option to be reasonably certain, we will include the extended term in the calculation of the ROU asset and lease liability.

The following table presents the weighted average lease term and discount rate of the leases:

	December 31, 2025	December 31, 2024
Weighted-average remaining lease term (in years)		
Operating leases	10.94	11.74
Weighted-average discount rate		
Operating leases	3.15 %	2.83 %

The following table represents lease costs and other lease information. As we have elected, for all classes of underlying assets, not to separate lease and non-lease components and instead to account for them as a single lease component, the variable lease cost primarily represents variable payments such as real estate taxes, common area maintenance and utilities.

	For the Years Ended December 31,		
(in thousands)	2025	2024	2023
Lease Costs			
Operating lease cost	$ 1,655	$ 1,647	$ 1,343
Variable lease cost	329	20	485
Total lease cost	$ 1,984	$ 1,667	$ 1,828
Supplemental cash flow information related to leases was as follows:			
Cash paid for amounts included in the measurement of operating lease liabilities	$ 1,570	$ 1,471	$ 1,436
Right-of-use assets obtained in exchange for new operating lease obligations	2,124	—	—

Future minimum payments for operating leases with initial or remaining terms of one year or more as of December 31, 2025 are, as follows:

(in thousands)	Payments
Twelve Months Ended:	
December 31, 2026	$ 1,687
December 31, 2027	1,575
December 31, 2028	1,233
December 31, 2029	962
December 31, 2030	725
Thereafter	4,881
Total future minimum lease payments	11,063
Amounts representing interest	(1,073)
Present value of net future minimum lease payments	$ 9,990

NOTE 18.   CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

The condensed balance sheets of Bar Harbor Bankshares as of December 31, 2025 and 2024, and the condensed statements of income and cash flows for the years ended December 31, 2025, 2024 and 2023 are presented below:

CONDENSED BALANCE SHEETS

(in thousands)	December 31, 2025		December 31, 2024	
Assets				
Cash	$	12,810	$	7,127
Investment in subsidiaries		573,924		493,692
Premises and equipment		758		804
Other assets		5,243		4,905
Total assets	$	592,735	$	506,528
Liabilities and Shareholders' Equity				
Subordinated notes	$	52,825	$	40,620
Accrued expenses		7,369		7,480
Shareholders' equity		532,541		458,428
Total liabilities and shareholders' equity	$	592,735	$	506,528

CONDENSED STATEMENTS OF INCOME

(in thousands)	Years Ended December 31, 2025		2024		2023	
Income:						
Dividends from subsidiaries	$	26,104	$	35,935	$	23,156
Other income		1,480		1,176		1,142
Total income		27,584		37,111		24,298
Interest expense		4,303		3,721		3,691
Non-interest expense		6,952		6,852		5,834
Total expense		11,255		10,573		9,525
Income before taxes and equity in undistributed income of subsidiaries		16,329		26,538		14,773
Income tax benefit		(2,175)		(2,218)		(1,985)
Income before equity in undistributed income of subsidiaries		18,504		28,756		16,758
Equity in undistributed income of subsidiaries		18,415		14,788		28,094
Net income	$	36,919	$	43,544	$	44,852

Comprehensive income for the holding company approximated comprehensive income for the consolidated company for the year ended December 31, 2025.

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)	Years Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 36,919	$ 43,544	$ 44,852
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in undistributed income of subsidiaries	(18,415)	(14,788)	(28,094)
Other, net	3,836	2,015	(1,537)
Net cash provided by operating activities	22,340	30,771	15,221
Cash flows from investing activities:			
Acquisitions, net of cash paid	4,574	—	—
Purchase of securities	—	—	—
Capital contribution to subsidiary	—	4,000	—
Other, net	—	7	—
Net cash provided by investing activities	4,574	4,007	—
Cash flows from financing activities:			
Proceeds from issuance of subordinated debt	—	—	—
Repayment of subordinated debt	—	(20,000)	—
Net (issuance) proceeds from common stock	(827)	2,287	1,845
Net proceeds from reissuance of treasury stock	—	—	—
Common stock cash dividends paid	(20,404)	(17,788)	(16,566)
Net cash used in financing activities	(21,231)	(35,501)	(14,721)
Net change in cash and cash equivalents	5,683	(723)	500
Cash and cash equivalents at beginning of year	7,127	7,850	7,350
Cash and cash equivalents at end of year	$ 12,810	$ 7,127	$ 7,850

NOTE 19.   SUBSEQUENT EVENTS

There were no significant subsequent events between December 31, 2025 and through the date the financial statements are issued.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures: The Company carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this Annual Report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures designed to ensure that the information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and are operating in an effective manner.

Management Report on Internal Control over Financial Reporting: Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework (2013)*.

Based on its assessment, management believes that as of December 31, 2025, the Company's internal control over financial reporting is effective, based on the criteria set forth by COSO in *Internal Control – Integrated Framework (2013)*.

The Company's independent registered public accounting firm has issued an audit report on the effectiveness of the Company's internal control over financial reporting. This audit report appears within Item 8 of this Annual Report.

Changes in Internal Control Over Financial Reporting: No change in the internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the last fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Trading Arrangements

During the quarter ended December 31, 2025, no director or officer (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted or terminated any "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" as such terms are defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required in response to this Item 10 is incorporated herein by reference to the Company's Definitive Proxy Statement relating to the 2026 Annual Meeting of Shareholders (the "2026 Proxy Statement") to be filed with the SEC pursuant to Regulation 14A of the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report and is incorporated herein by reference. The Company has adopted the Bar Harbor Bankshares and Subsidiaries Insider Trading and Securities Policy and related procedures governing the purchase, sale, and/or other disposition of its securities by its directors, officers, and employees that the Company believes are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and applicable NYSE listing standards. A copy of the Bar Harbor Bankshares and Subsidiaries Insider Trading and Securities Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K. In addition, with regard to the Company's trading in its own securities, it is the Company's policy to comply with the federal securities laws and the applicable NYSE listing requirements.

ITEM 11. EXECUTIVE COMPENSATION

The information called for by this item is set forth in our 2026 Proxy Statement, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information called for by this item is set forth in our 2026 Proxy Statement, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information called for by this item is set forth in our 2026 Proxy Statement, and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information called for by this item is set forth in our 2026 Proxy Statement, and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1.   All Financial Statements

The consolidated financial statements of the Company and report of the Company's independent registered public accounting firm incorporated herein are included in Item 8 of this Annual Report as follows:

Item	Page
Report of Independent Registered Public Accounting Firms (PCAOB ID: 173 and 49)	57
Consolidated Balance Sheets	58
Consolidated Statements of Income	59
Consolidated Statements of Comprehensive Income	60
Consolidated Statements of Changes in Shareholders' Equity	61
Consolidated Statements of Cash Flows	62
Notes to Consolidated Financial Statements	64

2.   Financial Statement Schedules. Schedules have been omitted because they are not applicable or are not required under the instructions contained in Regulation S-X or because the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of March 11, 2025, between Bar Harbor Bankshares and Guaranty Bancorp, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on March 11, 2025)
3.1	Articles of Incorporation, as amended to date (incorporated herein by reference to Exhibit 3.1 to the Quarterly Report to Form 10-Q filed on November 5, 2015)
3.2	Amended and Restated Bylaws of Bar Harbor Bankshares (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on May 18, 2020)
4.1	Certificate of Designations, Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on January 21, 2009)
4.2	Form of Specimen Stock Certificate for Series A Preferred Stock (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on January 21, 2009)
4.3	Debt Securities Purchase Agreement (incorporated herein by reference to Exhibit 4.5 to the Annual Report on Form 10-K filed on March 16, 2009)
4.4	Form of Subordinated Debt Security of Bar Harbor Bank & Trust (incorporated herein by reference to Exhibit 4.6 to the Annual Report on Form 10-K filed on March 16, 2009)
4.5	Description of Company Common Stock (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on August 7, 2015)
4.6*	Indenture, dated as of November 26, 2019, by and between Bar Harbor Bankshares and U.S. Bank, National Association. (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on November 26, 2019)

Exhibit No.	Description
4.7	Form of 4.625% Fixed-to-floating Subordinated Note due 2029 of Bar Harbor Bankshares (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on November 26, 2019)
10.1†	Bar Harbor Bankshares Executive Change in Control Severance Plan (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on November 21, 2018)
10.2†	Bar Harbor Bankshares Executive Change in Control Severance Plan Participation Agreement (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on November 21, 2018)
10.3†	Employment Agreement, dated as of February 22, 2018, between Bar Harbor Bankshares, Bar Harbor Bank & Trust and Curtis C. Simard (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on February 22, 2018)
10.4†	Employment Agreement, dated as of March 8, 2024, between Bar Harbor Bankshares, Bar Harbor Bank & Trust and Josephine Iannelli (incorporated herein by reference to Exhibit 10.4 to the Annual Report on Form 10-K filed on March 11, 2024)
10.5†	2022 through 2024 Long Term Executive Incentive Program Guidelines (incorporated herein by reference to Exhibit 10.8 to the Annual Report on Form 10-K filed on March 14, 2023)
10.6†	2023 through 2025 Long Term Executive Incentive Program Guidelines (incorporated herein by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed on March 14, 2023)
10.7†	2024 through 2026 Long Term Executive Incentive Program Guidelines (incorporated herein by reference to Exhibit 10.8 to the Annual Report on Form 10-K filed on March 11, 2025)
10.8†	2025 through 2027 Long Term Executive Incentive Program Guidelines (incorporated herein by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed on March 11, 2025)
10.9†**	2026 through 2028 Long Term Executive Incentive Program Guidelines
10.10†	2024 Executive Annual Incentive Program (incorporated herein by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed on March 11, 2025)
10.11†**	2025 Executive Annual Incentive Program
10.12†**	2026 Executive Annual Incentive Program
10.13†	Bar Harbor Bankshares and Subsidiaries Equity Incentive Plan of 2015 (incorporated herein by reference to Exhibit 10 to the Current Report on Form 8-K filed on May 22, 2015)
10.14†	Form of Incentive Stock Option Agreement under Equity Incentive Plan of 2015.Form of Restricted Stock Agreement (Directors) under Equity Incentive Plan of 2015 (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form S-8 filed on August 18, 2015)
10.15†	Form of Restricted Stock Agreement (Directors) under Equity Incentive Plan of 2015 (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form S-8 filed on August 18, 2015)
10.16†	Form of Restricted Stock and Performance-Based Restricted Stock Unit Agreement under Equity Incentive Plan of 2015 (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form S-8 filed on August 18, 2015)
10.17†	Bar Harbor Bankshares 2019 Equity Plan (incorporated herein by reference to Appendix B to the Company's Definitive Proxy Statement on Form DEF 14A dated April 15, 2019)

Exhibit No.	Description
10.18	Bar Harbor Bankshares 2018 Employee Stock Purchase Plan (Appendix B to the Company's Definitive Proxy Statement on Form DEF 14A dated April 3, 2018)
10.19†	Form of Restricted Stock and Performance-Based Restricted Stock Unit Agreement under Bar Harbor Bankshares 2019 Equity Plan (incorporated herein by reference to Exhibit 10.14 to the Annual Report on Form 10-K filed on March 14, 2023)
10.20†	Form of Subordinated Note Purchase Agreement, dated as of November 26, 2019, by and among Bar Harbor Bankshares and the several purchasers of 4.625% Fixed-to-Floating Subordinated Notes due 2029 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on November 26, 2019)
10.20	Somesville Bank Branch Lease dated October 27, 2005 (incorporated herein by reference to Exhibit 10 to the Annual Report on Form 10-K filed on March 16, 2006)
19.1	Bar Harbor Bankshares and Subsidiaries Insider Trading and Securities Policy (incorporated herein by reference to Exhibit 19.1 to the Annual Report on Form 10-K filed on March 11, 2025)
21.1	Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to the Annual Report on Form 10-K filed on March 14, 2023)
23.1**	Consent of Independent Registered Public Accounting Firm, Crowe LLP
23.2**	Consent of Independent Registered Public Accounting Firm, RSM US LLP
31.1**	Certification of Chief Financial Officer under Rule 13a-14(a)/15d-14(a)
31.2**	Certification of Chief Financial Officer under Rule 13a-14(a)/15d-14(a)
32.1***	Certification of Chief Executive Officer under 18 U.S.C. Sec. 1350.
32.2***	Certification of Chief Financial Officer under 18 U.S.C. Sec. 1350.
97	Bar Harbor Bankshares Incentive-Based Compensation Recovery Policy (incorporated herein by reference to Exhibit 97 to the Annual Report on Form 10-K filed on March 11, 2024)
101**	The following financial information from the Company's Annual Report on Form 10-K for the year ended December 31, 2025 is formatted in inline XBRL: (i) Consolidated Condensed Statements of Income, (ii) the Condensed Consolidated Balance Sheets, (iii) the Condensed Consolidated Statements of Changes in Shareholders' Equity, (iv) Consolidated Statements of Cash Flows and (v) Notes to the Consolidated Condensed Financial Statements
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document (included in Exhibit 101)

* Certain schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant will furnish a copy of any omitted schedule to the Securities and Exchange Commission upon request.

† Indicates management contract or compensatory plan.

** Filed herewith.

*** Furnished herewith.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2026   /s/ Curtis C. Simard

                                         Name: Curtis C. Simard
                                         Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below on March 10, 2026 by the following persons on behalf of the Registrant and in the capacities indicated.

/s/ Matthew L. Caras	/s/ Curtis C. Simard
Matthew L. Caras, Chairman, Board of Directors	Curtis C. Simard, Director
	President & Chief Executive Officer
	(Principal Executive Officer)
/s/ Daina H. Belair	/s/ Josephine Iannelli
Daina H. Belair, Director	Josephine Iannelli
	Executive Vice President and Chief Financial Officer
	(Principal Financial and Principal Accounting Officer)
/s/ David M. Colter	/s/ Brian D. Shaw
David M. Colter, Director	Brian D. Shaw, Director
/s/ Lauri E. Fernald	/s/ James E. Graham
Lauri E. Fernald, Director	James E. Graham, Director
/s/ Heather D. Jones	/s/ Kenneth E. Smith
Heather D. Jones, Director	Kenneth E. Smith, Director
/s/ Debra B. Miller	/s/ Scott G. Toothaker
Debra B. Miller, Director	Scott G. Toothaker, Director



BAR HARBOR
BANKSHARES

Bar Harbor Bankshares | 82 Main Street | Bar Harbor, Maine 04609
888-853-7100 | www.barharbor.bank